Form 40-F
period 2006-12-31
BAJA MINING CORP.
filed 2007-04-02
CIK 1331092

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006	Commission File Number: 000-51690

BAJA MINING CORP.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Canada

(Province or other jurisdiction of incorporation or organization)

1041

(Primary Standard Industrial Classification Code Number)

N/A

(I.R.S. Employer Identification Number)

Suite 2350 – 1177 West Hastings Street

Vancouver, B.C., Canada V6E 2K3
(604) 685-2323

(Address and telephone number of Registrant’s principal executive offices)

DL Services, Inc.

1420 Fifth Avenue, Suite 3400

Seattle, Washington 9810

(206) 903-8800

(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, without par value	The Toronto Stock Exchange (TSX)
Warrants (only on TSX)	The Frankfurt Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual information form

[ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  The registrant had 107,884,017 common shares issued and outstanding at December 31, 2006.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES

NO          X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES       X

NO

EXPLANATORY NOTE

Baja Mining Corp.(the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company prepares its consolidated financial statements in accordance with Canadian GAAP and reconciles to U.S. GAAP.  Unless otherwise indicated, all dollar amounts in this report are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 29, 2006, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.1652.

FORWARD-LOOKING STATEMENTS

The annual report and the exhibits attached hereto contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning anticipated results and developments in the operations of the Registrant in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Registrant’s plans at its Boleo Property,  the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Registrant’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described in the Annual Information Form of the Registrant filed as Exhibit 1 to this Registration Statement.

The Registrant’s forward-looking statements contained in this Annual Report and in the exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in this Annual Report or in such exhibits.  Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made.  In preparing this Annual Report, the Registrant has not updated any such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof.  Nor does the Registrant assume any obligation to update any such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable  to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 14 of the comparative audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act of 1933, as amended.  The above terms as used in NI 43-101 differ from the definitions in Industry Guide 7.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report “reserves,” the three-year history average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2006, is filed as Exhibit 1 and incorporated by reference in this report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2006 and 2005, including the report of the auditors with respect thereto, are filed as Exhibit 2 and incorporated by reference in this report on Form 40-F.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 14 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis of Operations and Financial Conditions  (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this report on Form 40-F.  This includes the Company’s MD&A of its Contractual Obligations.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosed under "Disclosure Controls and Procedures", of the Registrant's Management's Discussion and Analysis of Results of Operations and Financial Condition which is an exhibit to this Annual Report on Form 40-F, the changes in the Registrant's disclosure controls and procedures that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by the report the Company’s disclosure controls and procedures were not adequately designed and not effective in ensuring that information required to be disclosed by the Company in reports that it files or submits to the Securities Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods required and that material information required to be disclosed in the Company’s reports is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

As the Company is a “foreign private issuer” as defined in rule 3b-4 of the Exchange Act and the Company is a newly public company in the United States, the Company is not required to file a Management’s Report on Internal Control over Financial Reporting until its annual report for the year ended December 31, 2007.  Further, assuming the Company remains an “accelerated filer,” our auditors do not have to attest to management’s evaluation of internal controls over financial reporting until the Company’s annual report for the year ended December 31, 2007.

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

During an internal review of the financial statements and the procedures involved in the preparation of the quarter ender September 30, 2006, the Company discovered an error in the accrual of exploration expenses for the second quarter ended June 30, 2006. In the previously released financial statements the Company had incorrectly accrued $2,245,505 in exploration expenses. There were also incorrect allocations between expense categories. In addition, 986,993 warrants that were granted to agents with respect to private placements had not been recorded as share issue expense. Warrants granted as agent fees require a fair value calculation (Black-Scholes) that is recorded as share capital and convertible securities issuance costs. Further, upon review of the option pricing model (Black-Scholes) used for valuing stock options and warrants issued during 2006, the Company concluded that the time period used to calculate the volatility assumption and the expected life required adjustment.

As at June 30, 2006 the earnings impact of these adjustments was to decrease the reported deficit by $2,100,458. This adjustment represents 4% of the reported shareholders equity of almost $53 million. Amended consolidated financial statements for the six months ended June 30, 2006 and the Company’s management discussion and analysis for that period have been filed with the Securities and Exchange Commission and is available on the Company’s website at www.bajamining.com.

In the previously released audited December 31, 2005 financial statements, the Company had concluded there was no incremental cost in connection with options re-priced during the year.  During the year ended December 31, 2006, the Company determined that these options were incorrectly re-valued, including options re-priced subject to the approval of disinterested shareholders for which approval was not received until 2006.  The effect of the restatement for the year ended December 31, 2005 is to increase stock-based compensation allocated to exploration expenses by $80,000 and to increase stock-based compensation allocated to general and administrative expenses by $320,000 with a corresponding $400,000 credit to contributed surplus.  The remaining cost of the re-priced options approved in 2006 was recognized as a stock-based compensation cost in 2006.  As at December 31, 2005 the earnings impact of this adjustment was to increase the reported deficit by $400,000, an adjustment of 1% of the reported shareholders equity of almost $44 million.

During 2006 the Company realized that with the increasing complexity of our business, the required restatement of the June 30, 2006 quarterly financial statements, the restatement of the audited December 31, 2005 financial statements, the drive towards completion of the DFS, the requirement to obtain construction financing and the more demanding filing requirements of the TSX and the US regulatory markets, additional finance skills and personnel were needed.  The Company took the following action:

•

hired a new controller for Baja Mining on November 1, 2006;

•

hired an experienced accounting firm to prepare the books and records of its Mexican subsidiary;

•

hired additional accounting staff in the Mexican administration office;

•

hired additional treasury and administration staff in the Vancouver office;

•

Mandated the new controller to design and document new internal controls;

As a result of a broad review of internal controls over financial reporting that was undertaken to determine if any material weaknesses existed, the Company made significant changes to its internal controls over financial reporting systems in both its Vancouver and Mexican operations.

The Company determined a material weakness over cash existed and we improved cash management and controls in the Mexico subsidiary by the removal of unlimited internet banking, increased involvement of the controller in review and approval of cash disbursements, dual signatures requirements on all wire and cheque payments, removal of cash prepayments for site expenses and setting up site vendor and payroll accounts for payment through authorized wire transfer.

The Company determined a material weakness existed in the completeness of reporting from the Mexican subsidiary and utilized the increased staff and outsourced accounting firm in Mexico to improve cut-off procedures and improve the quality, accuracy and timeliness of the information reported for monthly, quarterly and annual reporting.  This increased staff allowed further segregation of duties between authorization authority and reporting duties.  The Company also changed the reporting structure enabling outstanding issues to be resolved through direct lines of communication between the controller and the accounting staff.

Further, beginning with the first quarter of 2007 systematic internal review procedures have been implemented to identify any weaknesses and provide further improvements in internal controls over financial reporting between Mexico and Vancouver.

The key issue in the Vancouver office was increased reporting and disclosure knowledge which was addressed through the hiring of a new controller.  Secondary was increased segregation of duties.  This was addressed with the added management over site on invoice and disbursement approval.  The additional personnel added have also enabled segregation between the treasury issuance and treasury recording.  The controller and the corporate secretary have also implemented regular meetings to ensure each is kept updated on material matters.

The internal controls over financial reporting were designed to ensure testing and reliance could be achieved.  Significant documentation and changes as outlined above have occurred.  With the new system implemented management is confident that material weaknesses related to cash, reporting weaknesses and segregation of duties issues can be mitigated.  Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting, however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

CORPORATE GOVERNANCE

The Company has a Compensation Committee, which the Board of Directors has determined is comprised of a majority of independent directors.  In addition, it has an Audit Committee, which the Board of Directors has determined is comprised of a majority of independent directors.

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

Responsibilities and Duties of the Compensation Committee:

1.

Compare, periodically, the total remuneration and the main components thereof (such as base salary, bonus and other performance incentives) of the officers of the Company with the remuneration practices of similar companies in the mining exploration industry.

2.

Establish and review, at least annually, the Company’s general compensation policies applicable to the chief executive officer and other officers, including the corporate goals and objectives and annual performance objectives relevant to them.

3.

Evaluate the performance of the chief executive officer and other officers in light of those goals and objectives and, based on such evaluation, determine and approve the annual salary, bonus, options and other benefits, direct and indirect, of the chief executive officer and other officers.  In determining the compensation, the Committee should consider the Company’s performance, the value of similar incentive awards to chief executive officer’s and other officers at comparable companies, the awards given to the chief executive officer and other officers in past years and any other factors it deems relevant.

4.

Review and recommend to the Board for approval, or approve if the Board has delegated to the Committee such approval, all employment, consulting, retirement and severance agreements and arrangements involving officers, key employees and directors of the Company and periodically evaluate existing agreements and arrangements for continuing appropriateness.

5.

Review and recommend to the Board for approval, or approve if the Board has delegated to the Committee such approval, any incentive-compensation plans and equity-based plans that the Company proposes to establish for its directors, officers, employees and consultants (collectively, the “Plans”) and review the appropriateness of the allocation of benefits under the Plans and the extent to which the Plans are meeting their intended objectives and, as appropriate, recommend that the Board make modifications to the Plans.

6.

Review and make recommendations to the Board, or approve if the Board has delegated to the Committee such approval, all awards of shares, options or other securities pursuant to the Company’s equity-based Plans.

7.

Review the adequacy and form of compensation of Directors and ensure that the compensation realistically reflects the responsibilities and risk involved in being a director, and recommend to the Board for approval the remuneration of the Directors and the amount to which each such director shall be entitled for each meeting of the Board or a committee thereof attended.

8.

Review compensation disclosure relating to the Directors and the officers of the Company before the Company publicly discloses this information.

9.

Prepare an annual report on executive compensation for inclusion in the Company’s management information circular in accordance with applicable securities laws.

The full text of the Compensation Committee Charter is attached to the Company’s AIF (filed as Exhibit 1) and incorporated by reference in this report on Form 40-F.

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act of 1934.  The Company’s Audit Committee is composed of Robert Mouat, Graham Thody, C.A., and Tom Ogryzlo, the majority of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act) and financially literate.  Please refer to the Company’s AIF under Exhibit 1 for details in connection with each of these members and their qualifications.  Exhibit 1 to the AIF is hereby incorporated by reference.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the directors.

The Audit Committee meets with the President and Chief Executive Officer, the Chief Financial Officer and the Controller of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls as well as audit procedures and audit plans.  The Audit Committee also recommends to the Board of Directors the independent auditors to be appointed.  In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the Management Discussion and Analysis, and undertakes other activities required by regulatory authorities.

The full text of the Audit Committee Charter is attached to the Company’s AIF (filed as Exhibit 1) and incorporated by reference in this report on Form 40-F.

Audit Committee Financial Expert

Graham Thody, C.A., has been determined by the Company’s Board of Directors to meet the audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has been designated as an audit committee financial expert for the Audit Committee.  As disclosed above, in the opinion of the Company’s Board of Directors , Graham Thody is independent (as determined under Rule 10A-3 of the Exchange Act).

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers, LLP, Independent Registered Chartered Accountants, and Staley Okada & Partners, Chartered Accountants, its external auditors, in each of the last two years.  Due to a transaction between Staley Okada & Partners (“Former Auditors”) and PricewaterhouseCoopers, LLP (“Current Auditors”), the Audit Committee approved PricewaterhouseCoopers, LLP, as the auditor of the Company effective November 20, 2006.

	Years ended December 31
	2006	2005
Audit(1)	$50,000	$46,327
Audit Related(2)	$33,919	$25,045
Tax(3)	$ -	$800
All Other Fees(4)	$-	$-
Total	$83,919	$72,172

(1)

The aggregate audit fees billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”. This fee includes review of quarterly filings and review of the United States Form 40-F and Form 20-F Registration Statements.

(3)

The aggregate fees bill for professional services rendered for tax compliance, tax advice and tax planning. This fee includes annual tax returns and tax advisory services.

(4)

The aggregate fees billed for products and services other than as set out under the heading “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors.  Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  The Chairman of the audit committee is permitted to pre-approve work undertaken by the Company’s external auditors between audit committee meetings of up to CDN$25,000 per engagement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a “Charter of Corporate Social Responsibility” for all its directors, executive officers and employees.  It is available on the Company’s website at www.bajamining.com and in print to any shareholder who requests it.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, furnished to the Commission under a Current Report on Form 6-K, and provided in print to any shareholder who requests them.

CONTRACTUAL OBLIGATIONS

The Company’s Contractual Obligations are set forth in the section entitled “Liquidity” in the Company’s MD&A, filed as Exhibit 3 and incorporated by reference in this report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2006, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X  with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
Annual Information
1.	Annual Information Form of the Company for the year ended December 31, 2006
2.	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2006 and 2005 together with the report of the auditors thereon
3.	Management’s Discussion and Analysis for the years ended 2006 and 2005
Certifications
4.	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
5.	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
8.1	Consent of PricewaterhouseCoopers, LLP
8.2	Consent of Staley, Okada & Partners
9.	Consent of David Mehner
10.	Consent of William Yeo
11.	Consent of Phillip Hellman
12.	Consent of John Wyche
13.	Consent of Michael Richard Holmes
14.	Consent of Donald J. Hunter
15.	Consent of John Greenslade
16.	Consent of Grant Bosworth
17.	Consent of Eric Norton
18.	Consent of Timothy Ross

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BAJA MINING CORP.

By:       /s/ John W. Greenslade

Name:

John W. Greenslade

Title:

President and Chief Executive Officer

Date: March 30, 2007