Form 40-F
period 2007-12-31
BAJA MINING CORP.
filed 2008-03-21
CIK 1331092

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007  Commission File Number: 000-51690

BAJA MINING CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

1041

(Primary Standard Industrial Classification Code Number)

N/A

(I.R.S. Employer Identification Number)

2350 – 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3
(604) 685-2323

(Address and telephone number of Registrant’s principal executive offices)

Dorsey & Whitney LLP

370 Seventeen Street

Suite 4700

Denver, Colorado 80202

(303) 629-3400

(Name, address, including zip code, and telephone number, including area codeof agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

For annual reports, indicated by check mark the information filed with this Form:

[ X ] Annual information form  [ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  The registrant had 140,698,514 common shares issued and outstanding at December 31, 2007.

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

YES       X     NO

EXPLANATORY NOTE

Baja Mining Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by  the forward-looking statements, including, without limitation:

•

risks related to our lack of revenues from operations and our lack of ongoing mining operations;

•

risks related to securing the proper permits for development of our properties;

•

risks related to our lack of history in producing metals from our mineral exploration properties, and risks relating to our ability to successfully establish mining operations or profitably produce precious metals;

•

uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;

•

risks related to differences between U.S. and Canadian practices for reporting resources and reserves;

•

uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;

•

risks related to our reserves and resources figures being estimates based on interpretations and assumptions which may result inless mineral production under actual conditions than is currently estimated;

•

changes in the market prices of copper, cobalt, zinc, manganese, and other minerals which in the past have fluctuated widely, and which could affect the profitability of our operations and financial condition;

•

risks related to currency fluctuations;

•

risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;

•

risks related to governmental regulations;

•

risks related to our primary properties being located in Mexico, including political, economic, and regulatory instability;

•

uncertainty in our ability to obtain and maintain certain permits necessary to our current and anticipated operations;

•

risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;

•

risks related to our land reclamation requirements, for our properties, which may be burdensome;

•

uncertainty regarding future requirements that we fund additional reclamation work

•

uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth, and risks relating to our ability to manage our growth effectively;

•

risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

•

risks related to our history of losses, which we may continue to incur in the future;

•

risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future; and

•

risks related to our officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Annual Report on Form 40-F.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under multi-jurisdictional disclosure system, adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they are subject to Canadian auditing and auditor independence standards.  They are not comparable  to financial statements of United States companies.  No significant differences exist between Canadian GAAP and United States GAAP in the audited consolidated financial statements of the Company.  Note 15 in the audited consolidated financial statements of the Company discloses recent United States accounting pronouncements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars.  The exchange rate on December 31, 2007, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$0.9881.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2007 is filed as Exhibit 1 and incorporated by reference in this Annual Report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2007 and 2006, including the report of the independent registered public accounting firm with respect thereto, are filed as Exhibit 2 and incorporated by reference in this Annual Report on Form 40-F.  For disclosure of important differences between Canadian GAAP and US GAAP, see Note 15 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

The Company’s management discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report (December 31, 2007), an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to Baja’s management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included a review of the documentation of controls, an evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007, and no material weaknesses were discovered.

This annual report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurances that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurances that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors” or “Board”) has separately designated standing Compensation and Nominating and Corporate Governance Committees.

Compensation

The Board has determined that all of the members of the Compensation Committee are independent according to the laws and regulations of regulatory authorities of the jurisdictions in which the Company is reporting, as well as according to the rules and regulations of the exchanges on which the Company’s securities are listed, including the Rules for independence set forth in the American Stock Exchange Company Guide. The Compensation Committee meets, at a minimum, twice per annum to evaluate, discuss, determine and approve the annual salary, bonus, options and other benefits, direct or indirect, of the chief executive officer and other officers.  The Company’s chief executive officer may not be present during the Committee’s deliberations or vote.  A copy of the Company’s Compensation Committee Charter may be found in the Company’s AIF, attached hereto as Exhibit 1, on page 68.

Nominating and Corporate Governance Committee

The Board has determined that all of the members of the Compensation Committee are independent according to the laws and regulations of regulatory authorities of the jurisdictions in which the Company is reporting as well as according to the rules and regulations of the exchanges on which the Company’s securities are listed, including the Rules for independence set forth in the American Stock Exchange Company Guide. The Nominating and Corporate Governance Committee serves as a representative to the Board in identifying qualified candidates for Board membership.  It is also responsible for assessing the effectiveness of the Board as a whole as well as any committees thereof, and recommending corporate governance policies designed to maintain compliance with all applicable regulatory authorities.  A copy of the Company’s Nominating and Corporate Governance Committee Charter may be found in the Company’s AIF, attached hereto as Exhibit 1, on page  71.

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit consists of three members, all of whom the Board has determined are independent pursuant to the Rule 10A-3 of the Exchange Act and the Rules of the American Stock Exchange.  The present members of the Company’s Audit Committee include: Graham Thody (Chairman), Ross Glanville and C. Thomas Ogryzlo.  The Company’s Audit Committee is presently structured to comply with the Multilateral Instrument 52-110—Audit Committees (“MI 52-110”).  The Company’s Audit Committee Charter requires that the Audit Committee consist of three directors, all of whom must be considered independent within the meaning of MI 52-110,  pursuant to the Exchange Act, Rule 10A-3, and the Rules of the American Stock Exchange Company Guide.

The members of the Audit Committee do not have fixed terms and are appointed annually by the Board immediately following the Company’s annual meeting of the shareholders of the Company.

Each member of the Audit Committee is and must be financially literate, meaning that he must be able to read and understand financial statements.

The Audit Committee serves as a representative of the Board in overseeing the audit process, the financial accounting and reporting process to shareholders and regulatory agencies, and the system of internal financial controls.  The Audit Committee meets with the Board and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans.  The Audit Committee also recommends to the Board of Directors the auditors to be appointed.

A copy of the Company’s Audit Committee Charter may be found in the Company’s AIF, attached hereto as Exhibit 1 on page 66

Audit Committee Financial Expert

The Board of Directors has designated an “audit committee financial expert” within the meaning of applicable U.S. securities rules and regulations.  Mr. Thody qualifies as an “audit committee financial expert” and is an independent director of the Company as interpreted by the Rules of the American Stock Exchange.  Mr. Thody was a partner of a chartered public accounting firm until his retirement in 2007 and still serves as a member of the British Columbia Institute of Chartered Accountants and the Canadian Institute of Chartered Accounts.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

Non-audit services that are prohibited from being provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2006 and 2007 have been pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP, its external auditor, in each of the last two years.

	2007	% of Non-Audit Services Approved By the Audit Committee	2006	% of Non-Audit Services Approved By the Audit Committee
Audit Fees (1):	$123,000	__	$83,919	__
Audit-Related Fees (2):	$--	0%	$--	0%
Tax Fees (3):	$8,000	6%	--	0%
All Other Fees (4):	$--	0%	--	0%
Total:	$131,000		$83,919

(1)  Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements, review of quarterly consolidated financial statements and services provided for statutory and regulatory filings or engagements.

(2)  Audit-related fees were paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s financial statements that are not included in Audit Fees.

(3)  Tax compliance, taxation advice and tax planning for international operations.

(4)  The aggregate fees billed in each of the last two fiscal years for products and services provided by the independent registered accountant, other than the services reported above.

OFF-BALANCE SHEET TRANSACTIONS

The Company has no material off-balance sheet arrangements that trigger financing, liquidity, market or credit risk to the Company.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees, and is available on the Company’s website at www.bajamining.com.

During the fiscal year ended December 31, 2007, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

If the Company does substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it, such amendments, waivers or implicit waivers will be posted on the Company’s website, available at www.bajamining.com, submitted on Form 6-K to the SEC.

CONTRACTUAL OBLIGATIONS

The information provided under “Item 13. Material Contracts” of the Company’s AIF, attached hereto as Exhibit 1 to this Annual Report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

As at December 31, 2007, the Company had the following known contractual obligations:

Contractual Obligations	Payments due by period Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations [1]	$285,000	$104,000	$181,000	$Nil	$Nil
Contract obligations[2,3]	$3,086,000	$2,990,000	$96,000	$Nil	$Nil
Purchase obligations[4]	$16,845,000	$16,845,000	$Nil	$Nil	$Nil
Other long term liabilities[5]	$988,000	$Nil	$329,000	$659,000	$Nil
Total	$21,204,000	$19,939,000	$606,000	$659,000	$Nil

[1]

During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $74,250. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29,051.  The Company has also committed to two operating leases for office space in Mexico City, both on a month to month basis.  The combined monthly lease is 16,800 Pesos (CDN$1,500).

[2]

The Company has entered into numerous contracts regarding development of the Boleo project. Total contractual values entered into at December 31, 2007 were estimated to be $7.7 million.  The amounts paid or accrued on those contracts was $5.0 million, for a remaining commitment of $2.7 million.

[3]

During 2006, the Company signed a management consulting agreement with a company with a common director and officer of the Company with future commitments for 2007 to 2009 aggregating $456,000.

[4]

The Company has entered into numerous contracts regarding equipment purchases for the Boleo project. Total contractual values entered into at December 31, 2007 were estimated to be $19.4 million.  The amounts paid or accrued on those contracts was $2.6 million, for a remaining commitment of $16.8 million.

[5]

On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 (total US$999,900) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant..

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2007 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBITS
1.	Annual Information Form of the Company for the year ended December 31, 2007
2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Reports on Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2007 and 2006;
Consolidated Statements of Operations for the years ended December 31, 2007 and 2006;
Consolidated Statement of Changes in Shareholders’ Equity for the years ended December 31, 2007 and 2006;
Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006;
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP)
3.	Management Discussion and Analysis
CERTIFICATIONS
4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
CONSENTS
8.	Consent of PricewaterhouseCoopers, LLP, Chartered Accountants
9.	Consent of David Mehner
10.	Consent of William Yeo
11.	Consent of Phillip Hellman
12.	Consent of John Wyche
13.	Consent of Michael Richard Holmes
14.	Consent of Donald Hunter
15.	Consent of John Greenslade
16.	Consent of Timothy Alan Ross
17.	Consent of Grant Bryan Bosworth
18.	Consent of Eric Norton
19.	Consent of Scott Briton

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BAJA MINING CORP.

By:	/s/ John Greenslade
Name:	John Greenslade
Title:	President and Chief Executive Officer
Date:	March 20, 2008

CERTIFICATION

I, John Greenslade, certify that:

1.

I have reviewed this annual report on Form 40-F of Baja Mining Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditor and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 20, 2008	By:	/s/ John Greenslade __________________________ John Greenslade Chief Executive Officer

CERTIFICATION

I, Rowland Wallenius, certify that:

1.

I have reviewed this annual report on Form 40-F of Baja Mining Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditor and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 20, 2008	By:	/s/ Rowand Wallenius ____________________________ Rowland Wallenius Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Baja Mining Corp. (the “Company”) on Form 40-F for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John Greenslade, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date   March 20, 2008

/s/ John Greenslade

John Greenslade

Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Baja Mining Corp. and will be retained by Baja Mining Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

 CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Baja Mining Corp. (the “Company”) on Form 40-F for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Rowland Wallenius, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date  March 20, 2008

             /s/ Rowland Wallenius

Rowland Wallenius

Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Baja Mining Corp. and will be retained by Baja Mining Corp. and furnished to the Securities and Exchange Commission or its staff upon request.