Form 20-F
period 2008-12-31
BAJA MINING CORP.
filed 2009-04-02
CIK 1331092

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 0-51690

BAJA MINING CORP.

 (Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

2350-1177 West Hastings Street, Vancouver, British Columbia V6E 2K3

(Address of principal executive offices)

Kendra Low
2350-1177 West Hastings Street, Vancouver, British Columbia V6E 2K3

Tel: (604) 685-2323

E-mail: klow@bajamining.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  143,064,337 common shares as at December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐  Accelerated filer ☒ Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒  Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

This Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

RESERVE AND RESOURCE DEFINITIONS

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

Mineral Reserve

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

RESERVES ARE CATEGORIZED AS FOLLOWS ON THE BASIS OF THE DEGREE OF CONFIDENCE IN THE ESTIMATE OF THE QUALITY AND GRADE OF THE DEPOSIT.

Proven Mineral Reserve means, in accordance with CIM Standards, the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve:  means, in accordance with CIM Standards, the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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

GLOSSARY OF TERMS

Boléo	El Boléo Property, Boléo District, Boléo Mining District, Boléo copper-cobalt-zinc deposit – located just outside of Santa Rosalía, Baja California Sur, Mexico.
CCD	Counter Current Decantation
CIM Standards	Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves, as adopted by CIM Council.
Consortium

A consortium of Korean companies that purchased a 30% stake in the Boleo Project in May 2008. The companies include: LS Nikko Copper Inc., Korea Resources Corporation, Hyundai Hysco Co. Ltd, , SK Networks Co. Ltd and Iljin Copper Foil Co. Ltd. Also referred to herein as the “Korean Consortium”

Costeros	Desarrollos y Servicios Costeros, SA de CV

Cu	Copper
DFS	Definitive Feasibility Study completed on Boleo in May 2007
FDW	Fluor Daniel Wright
Fomento Minera	Comisión de Fomento Minera (Bureau of Mines)
Hellman & Schofield	Hellman & Schofield Pty Ltd., Sydney, Australia – economic geological consultants
Invebaja	Invebaja, S.A. de C.V.; a wholly owned subsidiary of Baja Mining, incorporated in Mexico.
Ma	Millions of years
Manto	Spanish mining term for a “mineralized layer or stratum”
David Mehner	David Mehner P.Geo. – Consulting Geologist
Meseta Central	Servicios y Desarrollos Meseta Central, SA de CV

Minera Curator	Minera Curator, S.A. de C.V. – Mexican subsidiary of International
Curator Resources Ltd., the name eventually changed to Minera y Metalurgica del Boléo, S.A. de C.V.

Mintec

Mintec International Corporation, Barbados, formed as the parent company of Minera Curator, S.A de C.V.  Mintec was continued to British Columbia, Canada, under the British Columbia Business Corporation Act under the name “Mintec Processing Ltd.” on November 25, 2004.

Minera Terra Gaia	Minera Terra Gaia, S.A. de C.V, Mexican subsidiary of Terratech Environmental Corporation
MMB	Minera y Metalurgica del Boléo, S.A de C.V.
NAFTA	North American Free Trade Agreement
NI 43-101	Canadian National Instrument 43-101
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

Poquiteros	Spanish term for small groups of independent miners
Retaque	Spanish term meaning “back fill”
Stope	An underground excavation made for the purpose of extracting mineral.
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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•

risks related to uncertainty regarding the economic viability of our properties;

•

risks related to our need for additional financing;

•

risks related to our loan facilities;

•

risks related to our reliance on a single property;

•

risks related to our lack of historical production and no revenues;

•

risks related to increased costs;

•

risks related to shortages in equipment;

•

risks related to fluctuations in metal prices;

•

risks related to geologic uncertainty and variability in our exploration activities;

•

risks related to uncertainties in resource and reserve estimates;

•

risks related to differences between U.S. and Canadian practices for reporting resources and reserves;

•

risks related to government regulation;

•

risks related to uncertainty as to the success of our exploration activities;

•

risks related to our ability to obtain required permits;

•

risks related to the location of our Boleo Property;

•

risks regarding our exploration, development and mining activities;

•

risks related to the lack of infrastructure at the Boleo Property;

•

risks related to the title to the Boleo Property;

•

risks related to our lack of insurance for certain claims;

•

risk related to foreign currency fluctuations;

•

risks related to competition in the mining industry;

•

risks related to our dependence on key personnel;

•

risks related to possible conflicts of interest;

•

risks related to our requirements for new personnel to grow;

•

risks related to our status as a foreign corporation;

•

risks related to current economic conditions; and

•

other risks related to our securities.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the sections entitled “Risk Factors”, “Information on the Company” and “Operating and Financial Review and Prospects” and in the exhibits attached to this Annual Report on Form 20-F.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

METRIC CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

Metric Unit	U.S. Measure	U.S. Measure	Metric Unit

1 hectare	2.471 acres	1 acre	0.4047 hectares
1 metre	3.2808 feet	1 foot	0.3048 metres
1 kilometre	0.621 miles	1 mile	1.609 kilometres
1 gram	0.032 troy oz.	1 troy ounce	31.1 grams
1 kilogram	2.205 pounds	1 pound	0.4541 kilograms
1 tonne	1.102 short tons	1 short ton	0.907 tonnes
1 gram/tonne	0.029 troy ozs./ton	1 troy ounce/ton	34.28 grams/tonne

PART I

In this document, references to “we”, “our”, “us”, the “Company” or “Baja” mean Baja Mining Corp. and its subsidiaries unless the context of the sentence clearly suggests otherwise.

The Company is involved in the mining industry and currently has only one resource property, the Boleo Project (the “Project”, the “Boleo Project”, the “Boleo Property” or “Boleo”) in Mexico.  The Boleo Project is a copper-cobalt-zinc-manganese deposit located near Santa Rosalia, Baja California Sur, Mexico.  The Company commenced construction of a mine mill complex in late 2007, substantially in accordance with a Definitive Feasibility Study (DFS) published May 31, 2007, as updated by a capital cost review in April 2008. The Company is currently completing a new estimate based on expected cost reductions a result of the current global financial crisis.   As a result of the current global financial crisis the Company has slowed development and delayed construction of the Boleo Project.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.

Selected Financial Data

The following table presents selected financial information.  Our financial statements have been prepared in accordance with Canadian Canadian Generally Accepted Accounting Principles (“GAAP”), which differs in certain significant respects from U.S. GAAP, and are stated in thousands of Canadian Dollars (“Cdn$”) (being the foreign currency our financial statements are denominated in; see “Currency and Exchange Rates”).  Financial information should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Annual Report, including our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 (“Consolidated Financial Statements”).  Reference is made to Note 17 in Consolidated Financial Statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

The following selected financial data has been extracted from the more detailed financial statements included herein, including our Consolidated Financial Statements.  The selected financial data is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto as well as management’s discussion and analysis of results of operations and liquidity and capital resources under “Item 5.  Operating and Financial Review and Prospects”.  The Company completed a reverse acquisition of Mintec International Corporation, Barbados, on April 22, 2004. Any comparable financial information for periods between January 1, 2002 and December 31, 2003 are to Mintec’s financial statements. Financial Statements for periods prior to December 31, 2001 were not available without unreasonable effort and expense, and financial data for such periods have been omitted.  Prior to April 22, 2004, Mintec was a non-reporting (private) company and only prepared financial statements on an annual basis.

Table 1:  Selected Financial Information Presented in Accordance with Canadian GAAP

	Year Ended December 31 (Audited)
	2008	2007	2006	2005	2004
Canadian GAAP – thousands of Cdn Dollars
Total Revenues	-	-	-	-	-
Loss before other items	$(5,816)	$(11,721)	$(23,776)	$(7,415)	$(5,471)
Net Loss	$(2,293)	$(11,112)	$(23,223)	$(7,397)	$(5,392)
Loss per common share	$(0.02)	$(0.09)	$(0.24)	$(0.11)	$(0.10)
Total Assets	198,385	54,673	12,422	4,377	6,355
Long Term Debt	39,354	-	-	-	-
Cash Dividend per share	-	-	-	-	-
Shares Outstanding(1)	143,064,337	140,698,514	107,884,017	76,280,820	60,236,306
Due to related parties	-	-	-	61	47
Total Shareholders’ Equity	134,187	51,228	11,283	3,924	5,147
(1) Number of common shares issued and outstanding.

Table 2: Selected Financial Information Presented in Accordance with U.S. GAAP

	Year Ended December 31 (Audited)
	2008	2007	2006	2005	2004
US GAAP – thousands of Cdn Dollars
Total Revenues	-	-	-	-
Loss before other items	$(5,816)	$(11,721)	$(23,776)	$(7,415)	$(5,471)
Net Income (Loss)	$1,715	$(11,112)	$(23,223)	$(7,397)	$(5,392)
Income (Loss) per common share	$0.01	$(0.09)	$(0.24)	$(0.11)	$(0.10)
Total Assets	198,559	54,673	11,664	3,619	5,597
Long Term Debt	39,354	-	-	-	-
Cash Dividend per share	-	-	-	-	-
Shares Outstanding(1)	143,064,337	140,698,514	107,884,017	76,280,820	60,236,306
Due to related parties	-	-	-	61	47
Total Shareholders’ Equity	126,157	51,228	10,525	3,166	4,389
(1) Number of common shares issued and outstanding.

Currency and Exchange Rates

All monetary amounts are expressed in Canadian dollars except where otherwise indicated.  The following table sets forth the rate of exchange for the Canadian Dollar at the end of each of the previous six months and the five most recent fiscal years ended December 31, the average rates for each year and the range of high and low rates for month end period and each year.  For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar.  The average rate means the average of the exchange rates on the last day of each month during the year.  The rate of exchange for the Canadian Dollar was 1.2423 on March 20, 2009.

Table 3: Exchange Rates for Previous Six Months
For the month end	High	Low
February 2009	1.2728	1.2127
January 2009	1.2766	1.1756
December 2008	1.3005	1.1816
November 2008	1.2980	1.1460
October 2008	1.3013	1.0416
September 2008	1.0819	1.0296

Table 4: Exchange Rates for Previous Five Financial Years ended December 31
For the year ended	Average
December 31, 2008	1.2228
December 31, 2007	0.9820
December 31, 2006	1.1664
December 31, 2005	1.660
December 31, 2004	1.2048

B.

Capitalization and indebtedness

Not applicable.

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

Risks Related to the Business of Baja Mining Corp.

Our properties may prove to be uneconomic for commercial operations and we may never recover the investments made in our properties.

We have currently identified 85 million tonnes of probable or proven reserves (under NI 43-101 and United States Industry Guide 7 standards) on the Boleo Project.  We have completed a DFS on the Boleo Project and commenced (in late 2007) preliminary construction (ground preparation and some infrastructure) of a mine and hydrometallurgical complex from which we expect to produce high purity copper and cobalt metal and zinc sulphate monohydrate.  Whether the Boleo mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; reagent costs (particularly the  price of sulphur, which has fluctuated dramatically in the past two years) and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The DFS published in May 2007 suggested the capital cost of construction of US$568,000.  The Company recalculated these costs in late 2007 and early 2008 and published a revised estimate in April 2008 of US$872,000 (neither estimate included cost of capital, cost overrun facilities, or pre-production interest) and the Project remained economic. The increase was primarily due to escalated metal prices and additional expected costs due to equipment and personnel shortages.  Given the recent rapid changes in world economic conditions, on March 16, 2009, the Company concluded an updated preliminary internal trending analysis of the Boleo Project capital costs, showing a 12% decrease, which suggests a revised cost estimate of US$767,000 (excluding working capital and financing costs). This represents a reduction of over US$100,000 from the Company’s April 2008 capital cost estimate of US$872,000.  To provide further certainty, the Company has prepared a revised scope of work for the Boleo Project on an Engineering, Procurement and Construction Management (“EPCM”) basis. The Company has also delivered requests for proposals to several qualified engineering firms, with this tender open until the end of March 2009. The Company will review all proposals received and expects to appoint an EPCM contractor in Q2 2009. A third party estimate of the revised capital cost number is targeted for release at the beginning of the third quarter 2009 once a new EPCM contract has been awarded, however there is no certainty that the Company can arrange necessary funding to take advantage of these reductions (if they occur).

We will require additional financing to complete construction of the Boleo Project and to place it into production.

We arranged an underwritten commitment in August 2007 for US$475,000 plus a US$40,000 cost overrun facility from a commercial bank to partially fund construction of the Boleo Project. We anticipated additional equity funding would be required prior to accessing these debt facilities. With the increased capital estimate in 2008, the Company elected to sell an interest in the Boleo Project to a consortium of Korean companies to assist in funding the Boleo Project.  In conjunction with the sale to the consortium, the Company negotiated commercial bank credit committee approved underwriting commitments for first mortgage debt facilities of US$625,000 (of which US$300,000 was provide by a Korean bank introduced to the project by the consortium) plus a cost overrun facility for US$40,000.  In addition, subordinate debt facilities for US$100,000 (plus rolled-up interest during construction) were also committed.  As a result of the decline in short term copper prices in September/October 2008 and the collapse of the commercial bank syndication market these debt facilities were not closed and the commitment letters have expired as of December 31, 2008. Unless new credit facilities can be arranged, including any required equity funds (the amount of which is currently not known) it may result in further delaying or indefinite postponement of development or production, if warranted, on the Boleo Project.  We cannot be certain that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable or acceptable to us, which could affect ultimate development of the Project.

We anticipate that we will raise additional capital through equity financing, which may cause substantial dilution to our existing shareholders

While it is anticipated that a significant portion of the required capital to build the Boleo Project will be in the form of debt financing, lenders may require additional equity financing be raised.  We may issue securities on less than favorable terms to raise sufficient capital to fund our business plan.  Any transaction involving the issuance of equity securities or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

We currently depend on a single property, the Boleo Property, and there is no assurance we will successfully place it into production.

Our only mineral property is the Boleo Property.  Unless we acquire additional properties or projects or discover additional deposits at Boleo, our company, if successful in developing the Boleo Property, will be solely dependent upon a single mine operation at the Boleo Property for its revenue and profits, if any.  We cannot assure you that we will establish any reserves on the Boleo Property or that we will successfully develop any mining operations at the Boleo Property.  We do not currently have sufficient funds to complete construction at the Boleo Project and will have to raise substantial capital to complete construction.

We have no history of production and no revenues from operations; we may never generate any revenues from operations.

Our company currently has no commercial production at Boleo and has never recorded any revenues from mining operations.  We expect to continue to incur losses, and will continue to do so until such time, if ever, as our properties commence commercial production and generate sufficient revenues to fund our continuing operations. The development of new mining operations at Boleo will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as we add, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties.  The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control.  We may never generate any revenues or achieve profitability.

Increased costs could affect our financial condition.

We anticipate that costs at our projects that we may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body.  In addition, costs are affected by the price of commodities such as fuel, rubber and electricity.  Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on our profitability.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mine and development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of production.

The price of our securities, our ability to raise additional financing and the results of our exploration activities may be adversely affected by fluctuations in copper and other metal prices.

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

The prices used in determining the resource estimates are disclosed and differ from daily prices quoted in the news media.  The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors.  For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant positive cash flow, if any, or it may result in a significant change in the amount of resources.  Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or that there may be greater expenses incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower copper and other metal prices than currently being utilized in our DFS and subsequent capital updates could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineralized material estimates and our financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. The need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Our property and exploration activities are subject to geologic uncertainty and inherent variability

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

Our quantifications of mineral resources are based on estimates and are subject to great uncertainty

The calculations of amounts of mineralized material are estimates only. Actual recoveries of copper or other mineral from mineralized material may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade or stripping ratio, or the copper price may affect the economic viability of our properties.  In addition, there can be no assurance that copper recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Notwithstanding the publication of a DFS on the Boleo Property and the conduct of pilot plant tests for metallurgy and an underground test mine as part of such study there remains the possibility that the ore may not react in commercial production in the same manner as in the test mine or test pilot plants. Mining and metallurgy are an inexact science and accordingly there always remains an element of risk that the mine may not prove to be commercially viable.

Until an un-mined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only.  In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade, percent extraction of those reserves recoverable by underground mining techniques or stripping ratio for those reserves recoverable by open pit mining techniques may affect the economic viability of the Boleo Property. In addition, there can be no assurance that copper recoveries or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards use in this Annual Report

We use the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” in this Annual Report to comply with reporting standards in Canada.  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“SEC”) does not recognize them.  While we have converted a portion of these reserves to proven and probable under Industry Guide 7 reserves, US investors are cautioned not to assume that any part or all of the additional mineral deposits in these categories will ever be converted into mineral reserves.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resource will ever be upgraded to a higher category.  In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of a feasibility study or other economic evaluations.  Investors are cautioned not to assume that any part of the reported measured mineral resource, indicated mineral resource, or inferred mineral resource in this Annual Report is economically or legally mineable.  See “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

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

Our exploration activities are exploratory in nature and may not be commercially successful

We currently have no properties that produce copper cobalt, zinc or manganese or any other metals.    Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive.  Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs.    The success of copper, cobalt, zinc and manganese exploration is determined in part by the following factors:

•

the identification of potential mineralization based on superficial analysis;

•

availability of government-granted exploration permits;

•

the quality of our management and our geological and technical expertise; and

•

the capital available for exploration.

We may not be able to obtain permits in order to develop the Boleo Property

All phases of our operations are subject to permitting and environmental regulation in the various jurisdictions (federal, state and local) in which we operate.  Permitting and environmental legislation is evolving in a manner that we anticipate will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.   We received approval for our environmental impact manifest (EIM) and a land use permit from the Mexican Federal environmental agency SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). There remain numerous conditions under the EIM that must be met by the Company Although the Company has obtained all of the main permits necessary to develop the Boleo Property, these permits may be subject to future amendments to legal requirement and regulations which may if demand additional work in order to meet any revised requirements and to maintain these permits. In addition, certain permits with respect to the development and operation of a marine terminal remain outstanding. No assurance can be given that such changes to the environmental laws or regulations will not be enacted.

The Boleo Property is located in the Vizcaino Natural Protected Area boundary which affects permitting.

The Boleo Property is located within the boundaries of the Natural Protected Area known as “El Vizcaino”.  Natural Protected Areas are geographical zones that, due to their environmental characteristics are designated, by law to conservation purposes.  The El Vizcaino Natural Protected Area was established on December 5, 1988 and its management plan was published on September 1, 2000.  The major points of the management plan as related to the Boleo project are as follow:

a)

the plan, officially and specifically recognizes the existence of three mining operations:

•

salt production at Guerro Negro (by a party unrelated to the Company)

•

gypsum extraction at Santa Rosalia (an open pit gypsum mine is located immediately to the north of and adjacent to the Company’s Boleo Project) and

•

metallic mining project (the Company’s  Boleo Project) at Santa Rosalia.

The zone plan established for the Natural Protected Area allows the execution of new mining operations.

We have entered into an agreement with the Commission for natural Protected Areas that grants it authority to develop and operate a mine in the El Vizcaino Biosphere, subject to the company making certain agreed payments.

The Boleo Property is located in Mexico and subject to several country risks that may affect our ability to complete development work on the Project

All of our mineral activities will be conducted in Mexico.  Our activities will be exposed to various levels of political, economic and other risks and uncertainties.  These risks include but are not limited to, hostage taking, fluctuations in currency exchange rates, high rates of inflation, excessive import duties and taxes on the importation of equipment, expropriation and nationalization, possible future restrictions on foreign exchange and repatriation, changes in taxation, labor and mining regulations and policies, and changing political conditions, currency controls and government regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ local citizens.

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

We raise required capital in Canadian dollars, but spend such funds in Canadian and United States dollars as well as Mexican pesos (plus minor expenditures in British pounds, Euros and Australian dollars). The exchange rate between these currencies has fluctuated significantly in recent years and in most years has resulted in foreign exchange losses.  We do not currently enter into foreign currency contracts to hedge against such risk.  Should the Boleo Property be placed into production it is anticipated that revenue from sales will principally be in United States dollars while operating expenses will primarily be in Mexican pesos.  Any changes in exchange rates could have an adverse impact on any future operating revenues.

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

Lack of infrastructure at Boleo Property will add to Project capital and operating costs

There is not an adequate supply of fresh water or electric power at Boleo.  The process plant is expected to primarily use sea water, which will add to corrosion expenses. To the extent potable water is required it will be produced in a desalination plant. The cost of this plant is approximately US$5,700 and is included in current capital cost estimates.  Power for the Project will be provided by diesel generated power plant plus from a cogeneration plant attached to an acid plant that burns sulphur to provide necessary sulphuric acid for the process plant.  The cost of sulphur is the single largest reagent cost in the plant.  Any increase in the cost of sulphur will result in a significant increase in operating costs. Sulphur is mainly sourced from the waste stream from oil refineries where it is a hazardous waste and must be removed from the refinery site. In the past the refineries paid to dispose of this waste. During 2008 there was a global shortage of sulphur and the price of sulphur reached a high of approximately US$0.8 per ton, returning to closer to historic low prices in late 2008. Should this volatility in sulphur price occur in the future it could have a dramatic impact on the viability of the Project.

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

Baja is subject to Foreign Currency Risk

The Company operates internationally with offices and operations in Canada and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations.  A significant portion of its expenses are also incurred in US dollars and to a lesser extent other foreign currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to the Mexican peso or US dollar could have an effect on the Company’s financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

The mining industry is competitive, which may limit our ability to retain qualified personnel, acquire attractive properties or raise capital

The mining industry is competitive in all of its phases, including recruiting qualified personnel, acquisition of properties that may be complementary, capital raising and securing equipment or services required for exploration programs and analysis.   We face strong competition from other mining companies in these areas.  Many of these companies have greater financial resources, operational experience and technical capabilities than Baja.  As a result of this competition, we may be unable to maintain or acquire attractive mining properties, retain consultants and personnel or raise financing on terms we consider acceptable or at all.  Intense competition may delay our exploration activities or increase our costs substantially, which could affect our financial condition and results or operations.

Our success is dependent on our key personnel

We are dependent upon our key executives: John Greenslade, Mike Shaw, Rowland Wallenius, Ron Hamm, Thomas Gluck, Scott Britton, Terry Hodson, Tawn Albinson and David Dreisinger, who are responsible for developing our property, exploration, mine and plant design, and financing strategies.  The loss of the services of one or more of such key management personnel could have a material adverse effect on our business.  Our ability to manage our exploration and, if warranted, development activities, and hence our success, will depend in large part on the efforts of these individuals.  We face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel.

Certain of our officers and directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts

Certain of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  For example, John Greenslade is also President of Minterra Resource Corp., a mineral exploration company. Such associations may give rise to conflicts of interest from time to time.  In particular, Minterra Resource Corp. is also involved in the mining industry which leads to the possibility that such company could compete with the Company for the acquisition of mineral projects.

Our growth will require new personnel, who may not be readily available

Should we resume construction activities, we would expect significant growth in the number of employees as we move through this phase of construction and into production.  This growth is expected to place substantial demands on our management and operations.  Our ability to assimilate new personnel, if warranted, will be critical to our performance as we will be required to recruit additional personnel and to train, motivate and manage our employees.   We will also have to adopt and implement new systems in all aspects of our operations. This will be particularly critical in the event we decide not to use a contract miner at the Boleo Property. We may not be able to recruit the personnel required to execute our programs or to manage these changes successfully.

You may be unable to enforce U.S. judgments against us or our officers and directors

We are incorporated under the laws of the Province of British Columbia, Canada. The majority of our directors are resident in Canada; the two exceptions are residents in Costa Rica and the Bahamas, respectively.  Consequently, it may be difficult for United States investors to affect service of process within the United States upon us or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments. Judgments of United States courts predicated upon civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicted solely upon such civil liabilities.

As a foreign private issuer, our shareholders may have less complete and timely data.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.  Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders.  The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

Recent market events and conditions

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all.

General economic conditions

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability.  Specifically:

•

The global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•

the volatility of the copper price may impact our future revenues, profits and cash flow;

•

volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

•

the devaluation and volatility of global stock markets impacts the valuation of our equity securities, which may impact our ability to raise funds through the issuance of equity.

These factors could have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Common Shares

At the end of the December 31, 2008 fiscal year and for future fiscal years, we were and will be required to obtain an auditor’s attestation on the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002-- any adverse results from such attestation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by management on our internal control over financial reporting in this Annual Report.  Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.

For our Annual Report the fiscal year ended December 31, 2008, such report also contains a statement that our auditors have issued an attestation report on the effectiveness of such internal controls.

In future years, however, during the auditor’s evaluation and testing process, they may identify one or more material weaknesses in our internal control over financial reporting, and they will be unable to attest that such internal control is effective. If our auditor’s are unable to attest that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with Section 404 of the Sarbanes-Oxley Act of 2002 may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

We do not intend to pay cash dividends and there is no assurance that we will ever declare cash dividends.

We do not have any intention of paying cash dividends in the foreseeable future.  In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

We anticipate that we will raise additional capital through equity financing, which may cause substantial dilution to our existing shareholders.

While it is anticipated that a significant portion of required capital to build the Boleo Project will be in the form of debt financing, lenders may require additional equity financing be raised.  We may issue securities on less than favorable terms to raise sufficient capital to fund our business plan.  Any transaction involving the issuance of equity securities or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

We believe we were a passive foreign investment company during 2008, which may have a material affect on U.S. holders.

We believe we were a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2008 and will be during our fiscal year ending December 31, 2009, which may have a material affect on US Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  See Item 10. “Taxation – United States Federal Income Tax Consequences.”

See “Item 10 Additional Information - Taxation - United States Federal Income Tax Consequences” for a detailed discussion of material United States federal income tax consequences for U.S. Shareholders.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

ITEM 4.  INFORMATION ON THE COMPANY

A.

History and Development of the Company

Baja Mining Corp. was incorporated under the laws of the Province of British Columbia, Canada pursuant to the Company Act (British Columbia) on July 15, 1985 under the name “Scimitar Systems Inc.”

During the period May 12, 1987 through August 9, 2006, the Company went through numerous corporate restructuring.

Mintec International Corporation was incorporated under the laws of Barbados, as an International Business Corporation, on the 7th day of October 1993 and continued its corporate charter to British Columbia under the British Columbia Business Corporations Act, under the name “Mintec Processing Ltd.” (Mintec International Corporation and Mintec Processing Ltd., being the same entity are referred to herein as “Mintec”), on November 25, 2004. Mintec was officially discontinued as a Barbados company on March 7, 2005. Its head office is the same as the Company’s and its registered and records office is located at 1040-999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

On April 19, 2004, the Company completed a share exchange with all the shareholders of Mintec in accordance with the terms of a Letter Agreement.   The share exchange resulted in a change of control of the Company (the “Reverse Acquisition”). The Company traded under the name First Goldwater Resources on the TSX Venture Exchange (“TSX-V”) under the symbol FGW.

On July 19, 2004, the Company’s name was changed to Baja Mining Corp. The Company is the resulting Company after the acquisition of Mintec but is under the direction of the former shareholders of Mintec. The Company remains a British Columbia company with the Company’s head office and registered and records office situated at Suite 2350-1177 West Hastings Street, Vancouver, B.C.,V6E 2K3, (Telephone: 604-685-2323). The Company is a reporting Company in each of the provinces of Alberta, British Columbia and Ontario. The Company’s shares were initially listed on the TSX-V (symbol BAJ) and since February 7, 2007 have been listed on the Toronto Stock Exchange (TSX).  Its current trading symbol is still "BAJ".

Transaction with Korean Consortium

On June 30, 2008, the Company closed an agreement (the “Transaction”) with the Korean Consortium (the “Consortium”) in order to access a significant portion of the project funding for the Boleo Project, pursuant to which the Consortium acquired a 30% interest in the Project through the acquisition of a 30% interest in MMB. The Consortium is led by Korea Resources Corporation (“Kores”) and LS-Nikko Copper Inc. (“LS-Nikko”), and in addition, includes Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Copper Foil Co. Ltd.

The lead members of the Consortium are, Kores, a state-owned corporation of the Government of the Republic of Korea, that has a mandate to pursue resource development opportunities to supply Korea’s expanding industrial economy, and LS-Nikko, a significant refiner of copper (approximately 500,000 tonnes per year from copper concentrates) that is a Korean company controlled equally by the LS Group of Korea, and Nippon Mining of Japan. Baja is very pleased to be working with such excellent partners who bring natural resources experience and additional financial strength to the Boleo Project.

Under the terms of the agreement of sale and project financing, the Korean Consortium is committed to provide or procure for the Boleo Project:

•

US$50,000 in shareholders loans on commercial terms subject to completion of the required project debt financing, as defined in the agreement. The interest on such loan shall accrue and be capitalized and added to the principal outstanding until the final economic completion date of the project, as defined. Such funding to be provided once the Company has met all but the final US$50,000 of required shareholder contributions to the project pursuant to the financing plans and budgets contemplated in the shareholder agreement;

•

Completion guarantees in respect of any senior debt financing on commercial terms;

•

30% of the remaining construction costs (US$28,029 received to December 31, 2008) by way of shareholder loans in 2008 and either equity or shareholder loans thereafter as determined on each cash call; and

•

an offtake agreement for 30% of the Boleo Project production on commercial terms (signed).

The completion of the agreement with the Korean Consortium was subject to and followed receipt of a credit approval from the Export Import Bank of Korea for a debt facility in the amount of US$300,000 and a credit approval from the Korea Development Bank for a subordinated debt facility in the amount of $50,000, plus capitalization of interest until the final economic completion.  As at December 31, 2008 both of these commitment letters expired.

The Consortium has remained a committed partner and continues to support the project financially and through personnel as we move through 2009 and continue development of our project.

The principal expenditures of the Company are related the Boleo Property.  During the years ended December 31, 2008, 2007 and 2006 development and exploration expenses incurred were $107,649, $26,079 and $19,827, respectively.

The Company is focused on the construction of a mine and hydrometallurgical mill facility at the Company’s Boleo Project, Mexico.  Construction was slowed down and in some areas delayed in October 2008 as a result of the current global financial crisis.  The Company, with its Korean partners, expects to spend approximately US$40,000 between November 2008 and May 2009 on detailed engineering, equipment and construction related activities, of which US$14,200 was spent by December 31, 2008. Expenditures will be made from cash on hand funds.  The Company is in the process of re-estimating capital cost of the project and anticipates that the majority of the remaining capital costs (not provided directly by the Company or its Korean partners) will be funded through debt financing arranged through commercial and development banks, as well as approximately US$100,000 of subordinate debt arranged or provided by the Korean consortium. Any remaining shortfall could be provided through an equity issue by the Company.

There has not been any indication of any public takeover offers by third parties in respect of the Company’s common shares or by the Company in respect of other company’s shares during the last or current financial year.

B.

Business Overview

The Company has commenced initial construction of a mine, hydrometallurgical mill facility and related infrastructure at its Boleo Property in Mexico. Initial work to date has been site preparation, permitting, detailed engineering, ordering of equipment and construction of a phase one camp to house an initial work force of 1,000 construction workers.  The camp will eventually be expanded to 2500 workers.

The Mine and mill facility is being designed to produce London Metal Exchange (LME) grade A copper cathode, high purity cobalt cathode and zinc sulphate monohydrate crystals (for sale to the fertilizer, nutrient and cattle feed markets).

Prior to commencing the current construction phase, the Company completed a DFS on the Boleo Property, Mexico, in May 2007.  In support of the DFS, in 2006, the Company completed an underground test mine, metallurgical tests, including a phase 2 pilot plant,   completed in July 2006, approximately 39,000 metres of drilling to enhance the geological classification resources to provide adequate Measured and Indicated resources to provide for “Proven and Probable reserves for a +25 year mine life; process plant and infrastructure design; and other related DFS activities.

The Company has currently slowed down development and delayed construction activities related to Boleo due to the global economic crisis. Since the completion of the DFS in May 2007, the Company has undertaken development activities at/for Boleo including: ordering of long lead items; erection of phase 1 of the construction camp; detailed work on the tailings impoundment area; environmental permitting activities including flora and fauna relocation programs and the implementation of an Environmental and Social Action Plan; and progression of detailed engineering. In addition, the Company has been actively pursuing construction financing since June 2007.

Other than the disposition of a 30% interest in the Boleo Project as described herein, the Company has not had any other significant acquisition or disposition of assets not related to the Boleo Project in the past three years.

 The Company has completed numerous equity issues since completion of the Reverse Acquisition. Between April 2004 and December 31, 2008, the Company raised $58,661, net of issue costs. In addition the Company raised $2,566 from the exercise of stock options and warrants, while an initial payment of US$90,000 was received from the sale of a 30% interest in Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”) to the Korean Consortium. The Company will receive a further US$13,000 from the Korean Consortium upon making a decision to produce a manganese product.  However, if a manganese production decision is not made by May 2011, the Company is required to re-pay the Korean Consortium US$10,000.

Marketing of the commodities produced at the Boleo Project, copper, cobalt and zinc sulphate monohydrate crystals will be through marketing agreements. An agreement was entered into for the purchase, on commercial terms, of 30% of all products produced with the Korean Consortium at the time of the sale of a 30% interest to them. The Company expects to enter into an offtake contract with an arms-length third party metal marketer for the remaining 70% of products prior to the commencement of production. Any such contract is expected to provide for some form of contribution toward construction financing.

The Company has an agreement with the Commonwealth Scientific and Industrial Research Organization, pursuant to which the Company has a non-exclusive royalty free license to utilize a proprietary mixture of commercially available reagents (chemicals) that permit the use of solvent extraction, to recover cobalt, zinc and manganese directly from leach solutions.  If this technical information was not available for the Company’s use or should further testing indicate that the proprietary reagent mixture cannot be economically applied the Company would have to utilize other processes for the recovery of cobalt, manganese and zinc.  These other processes are expected to have higher capital and operating costs.

Mining Regulations in Mexico

Under the Mexican Constitution and the mining law of Mexico, all mining projects are subject to Federal legal control. This control is exercised from the exploration phase through the closure phase of a mining project.  Prior to the initiation of exploration or construction activities, all mining projects are required to apply for and obtain an environmental impact authorization and a land use permit from the Mexican Federal environmental agency SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales).  This requires the presentation of an environmental impact manifest and a technical study which deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jurisdiction

The Boleo Property is located within the boundaries of the Natural Protected Area known as “El Vizcaino”.  Natural Protected Areas are geographical zones that, due to its environmental characteristics, are designated, by law, to conservation purposes.   The El Vizcaino management plan, officially and specifically, recognizes the existence of three mining operations in the area, one of which is the Boleo Property.  The zoning plan established for the Natural Protected Area allows the execution of new mining operations once the Company has met Federal, State and Municipal environmental requirements and has been granted an environmental impact authorization. The Company has an agreement with the Commission for natural Protected Areas to construct and operate a mine in the biosphere.

Competition

The mineral property exploration and development business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Seasonality

There are no seasonal affects at the Boleo Project.

C.

Organizational Structure

As of December 31, 2008, the Company has six (6) subsidiaries, two of which (Mintec Processing Ltd. and Boleo Trading Limited) are inactive as detailed in Figure 1 below:

BAJA MINING CORP.
British Columbia
100%
100%
MINTEC PROCESSING CORP.
British Columbia
BOLEO TRADING INC.
United Kingdom
100%
INVEBAJA, S.A. DE C.V.
Mexico
70%
70%
70%
Desarrollos y
Servicios Costeros
S.A. de C.V.
Mexico
Minera y Metalurgica del
Boleo S.A. de C.V.
Mexico
Servicios y
Dersarrollos Meseta
Central S.A. de C.V.
Mexico
100%
BOLEO PROPERTY
Mexico

D.

Property, plant and equipment

Mineral Properties

The Company's material property is the advanced-stage development Boleo Project. The following describes key aspects of the Company's Boleo Project. Please refer to the section below and to the technical reports prepared in accordance with NI 43-101 discussed below for a further description of the property, including its location, accessibility, climate, local resources, infrastructure, physiography, geological setting, mineralization, past drilling programs and history.

Boleo Project

At the request of the Company, a DFS for the Boleo Project was prepared, including updated  resource estimates (April 2007) by Hellman & Schofield (“H&S”) that includes all results of the 2006 in-fill program as well as capital and operating costs estimates prepared by Bateman Engineering Pty Ltd. (“Bateman Engineering”) and Wardrop Engineering Inc. (“Wardrop”) for the processing plant and mine plan developed by Agapito Associates Ltd. (“Agapito”), Australian Mine Design and Development Ltd. (“AMDAD”) and Wardrop Engineering. W.J.A. Yeo (of H&S), J. Wyche (of AMDAD), M. Holmes (of Bateman Engineering), E. Norton (formerly of the Company), D. Hunter (of Hunter Mine Engineering Services Pty. Ltd.), T. Ross (of Agapito), S. Britton (of the Company), and G. Bosworth (of Wardrop) prepared a report dated July 11, 2007 entitled “Feasibility Study Summary Report, Baja California South, Mexico” (the “DFS”). Each of the authors of the DFS is a “qualified person” under NI 43-101 and is, where indicated, independent of the Company.

The DFS utilized capital costs for the process plant that were received in mid 2006, while the mine equipment costs were current to early 2007. As a result of numerous announcements of other companies suffering significant project cost increases, the Company in conjunction with the then construction contractor, elected to re-estimate capital costs in early 2008. The result was an increase, from US$568,000 reported in the DFS to US$872,000 in April 2008.  Given the recent rapid changes in world economic conditions, on March 16, 2009, the Company prepared an updated preliminary internal trending analysis of the Boleo Project capital costs, showing a 12% decrease, which suggests a revised cost estimate of US$767,000 (excluding working capital and financing costs). This represents a reduction of over US$100,000 from the Company’s April 2008 capital cost estimate of US$872,000.  To provide further certainty, the Company has prepared a revised scope of work for the Boleo Project on an Engineering, Procurement and Construction Management (“EPCM”) basis. The Company has also delivered requests for proposals to several qualified engineering firms, with this tender open until the end of March 2009. The Company will review all proposals received and expects to appoint an EPCM contractor in Q2 2009. A third party estimate of the revised capital cost number is targeted for release at the beginning of the third quarter 2009 once a new EPCM contract has been awarded, however there is no certainty that the Company can arrange necessary funding to take advantage of these reductions (if they occur).

The DFS contemplates the Boleo Project being developed as a series of underground mines using conventional soft rock mining methods, after which contour open-cut mines are expected to feed ore to a processing plant utilizing a two stage leaching circuit followed by solid/liquid separation and Solvent Extraction – Electrowinning to produce copper and cobalt as LME Grade metal and zinc as zinc sulphate (See “Boleo Project – Mining”).

The following description of the Boleo Project has largely been summarized from the DFS, which is available for review on the internet via the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com under Baja's profile.

Project Description and Location

The Boleo Project is located along the east coast of the Baja peninsula centered on the port town of Santa Rosalia in Baja California Sur, Mexico. The town is approximately 850 kilometers south of San Diego, California, USA. The Company, through its 70% owned Mexican subsidiary MMB, owns a 70% interest in the 25 mineral concessions comprising the Boleo Project, all but one of such concessions  (the 8,783 hectares San Bruno) are contiguous, covering 20,491 (NTD: need new number from Scott) hectares. MMB also owns three surface lots which total 5,623 hectares, and include all the land rights for the proposed construction and operational areas such as the plant site and tailings disposal facility. The Company is currently consolidating the various surface claims to a single master deed and as part of this process, is streamlining its final boundaries with other property owners and expects the final surface property size to change slightly.

The surface property also contains one rented tract totaling 539 hectares. This tract is Ejido (a local indigenous people) land located on the western edge of the Boleo Project area and covers a portion of the anticipated maximum extent of the tailings disposal impoundment. The rented period is 35 years with a renewal option and an obligation on both parties to work towards an outright purchase.

Work obligations on the Boleo Project (known in Mexico as “Informes de Comprobaciones de Obras”) are in good standing. Based on past work expenditures of approximately US$50,000 enough credits have been accrued to keep the property in good standing until 2023.  No royalties are payable on the Boleo Project and there are no other agreements or encumbrances relative to the real property, with the exception of a first ranking security to be established (as part of the construction financing) over the mineral and land use rights of the project to HVB in relation to the Facilities (as defined herein).

The Company has completed a full environmental impact assessment (the “EIM”) that covered the construction, operation and closure phases of the Boleo Project.  Given the environmental sensitivity surrounding the project area (See “Risk Factors”), the Mexican Federal environmental agency, Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) had requested the submittal of the EIM with a regional scope. The environmental impact resolution was issued on November 27, 2006 and delivered to MMB on December 7, 2006. The resolution authorizes the construction, operation and closure of the Boleo Project.  In addition, the Company has entered into an agreement with Commission for Natural Protected Areas that authorize the construction and operation of the mine/mill-complex in the El Vizcano Biosphere.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Communications and access from the Boleo Project to the nearby town of Santa Rosalia are good. The town lies on the main asphalted highway, Route 1, which runs the length of the peninsula and provides access to other population and service centers, airports and the Baja California Sur administrative capital of La Paz. Current access for construction equipment would principally be via this highway, which passes directly in front of the plant site location. Heavy construction equipment and project supplies would also be brought in by barge to a construction barge facility to be located approximately 750 meters from the plant site.  The construction barge facility will be expanded to an “operational terminal” prior to commencement of operations. A Wharf Construction Dock EIM relating to construction of the construction dock approved by the Secretariat for the Environment and Natural Resources (SEMARNAT) was submitted on March 28, 2008 and approval received by MMB on April 1, 2008

Climate

The Boleo Project is immediately adjacent to the Gulf of California, with a climate typical of the Sonora Desert region with warm to hot temperatures and minimal seasonal precipitation.  Rainfall is confined to heavy cloud bursts at intervals of several years during tropical cyclones. Historically, and as recently as late 2006 the area has been subject to flash flooding caused by cyclonic conditions in the Gulf of California.  The site was impacted by two hurricanes and one tropical storm over the last two seasons, but with minimal interruption to operations. Although comparatively rare, these storms have been destructive and suitable allowances have been made in the engineering and design work of the Boleo Project to account for and minimize the impact of such events on the future mining activities.

Local Resources

Santa Rosalia, with a population of approximately 12,000 people, is the nearest town to the Boleo Project. The town services a fishing fleet, fish processing facilities and two open pit gypsum mines. Hotel accommodation, gasoline, groceries and various hardware goods can be purchased in Santa Rosalia. Other items including machinery and trained personnel are readily available from mainland Mexico via the trans-peninsular highway, ferry or airplane.

Fresh water for domestic and drilling purposes is scarce, and the town currently obtains most of its supply from wells in Mulege, 30 kilometers away. The planned process plant and mines are expected to use seawater for the majority of their requirements. A desalination plant with a capacity of 200 m3/h will be required to supply process and potable water for use at the plant and mines, including sufficient fresh water for the final stages of metal production.

Infrastructure

Site infrastructure currently in place consists of the many kilometers of drill roads constructed during the various campaigns, initial construction offices and warehouses, and a greenhouse for the cactus relocation program, the first phase of which is complete.  In addition, the Phase 1 construction camp, including kitchen facilities for up to 1,000 workers and the desalination plant for fresh water in the camp are substantially complete.  A sewage treatment plant for the camp is on site but has not yet been installed.

Physiography

The topography of the Boleo Project is best described as mesa-arroyo with relatively flat plateaus cut by deeply incised arroyo valleys resulting in rugged, steep sided valleys with arroyos that drain into the Gulf of California. The elevations of the Boleo Project site vary from 50 meters above sea level (“masl”) to 350 masl. The project site is arid with vegetation consisting of a wide variety of cactus. Over most of the project area vegetation is quite sparse and occurs in significant amounts only locally along the mesa tops, a few kilometers in from the coast.

History

The discovery of copper in the Boleo District occurred in 1868, and was followed in 1872 with mining and hand sorting high-grade oxidized copper ores from trenches and open cuts for shipment to smelters in Europe and Guaymas, Mexico. In 1885 the Compagnie du Boleo (later to be known in Mexico as the Compania del Boleo, S.A. – the "Boleo Company") was formed in Paris, and systematic mining operations were organized later that same year with early work involving the development of several mines and construction of a smelter (circa 1900), port facility, town site, and other infrastructure.

The Boleo Company was active from 1885 to 1938, when it went into liquidation. However, operations continued on a reduced scale until 1948, when the company was reorganized as the Boleo Estudios y Inversiones Mineras, S.A. Smelting operations were initially suspended in 1954 when operations were taken over by the Compañia Minera Santa Rosalía, S.A., jointly owned by Federal and State Governments and private Mexican interests and managed by the Comisión de Fomento Minera (Bureau of Mines) (“Fomento Minera”). Fomento Minera attempted to sustain copper production by re-opening the smelter and building a leach precipitation-flotation plant (the “Leach Precipitation Flotation”) to treat dump material and small amounts of underground ore. The Leach Precipitation Flotation Plant operated for several years in the late 1950s and early 1960s but never achieved adequate recoveries to be commercially viable. The smelter continued operation, treating material produced by a small groups of independent miners (know as “poquiteros”) and concentrates from offshore, until final closure in 1985.

During the 1960s and early 1970s, the Compañia Minera Santa Rosalía S.A, in an effort to find more mineralization for the Leach Precipitation Flotation plant, commenced an underground program in which it blocked out a measured resource of backfill material in the Apollo Mine area reported to be in the order of 660,000 tonnes grading approximately 1.60% copper, with unknown cobalt and zinc content. This material was never mined due to lack of funding.

Table 5: Tonnes Mined at Boleo
Period of Activity	Tonnes Mined	Average Copper Grade	Tonnes Copper Produced
To 1884	~ 54,400	24.0%	~ 10,400
1888-1947	13,622,327	4.81%	540,334
1948-1952	817,300	3.95%	~ 27,000
1953-1972	1,118,200	3.95%	~ 36,500
1973-1985	720,900	3.02%	~ 18,000
1964-1972	2,500,000	1.40%	n/a

Between about 1964 and 1972, approximately 2.5 million tonnes of ore averaging 1.4% Cu are believed to have been recovered from old dumps and to a lesser extent by poquiteros from small scale workings. After the cessation of operations in 1985, the bulk of the district was placed into the Mexican Strategic National Mining Reserve (“Mexican Strategic National Mining Reserve”). Some months after the release of the ground from the Mexican Strategic National Mining Reserve in 1991, much of the district was acquired by Minera Terra Gaia S.A. de C.V. (“Minera Terra Gaia”), a Mexican company wholly-owned by Terratech Environmental Corporation (“Terratech”). In 1993, Minera Terra Gaia optioned the concessions to International Curator Resources Ltd. (“International Curator”) (now known as Canadian Gold Hunter Inc., a TSX listed company), retaining a significant net revenue interest in the property. Terratech is a wholly-owned subsidiary of Tek Terra Corporation (“Tek Terra”), of Barbados, which company is owned by the pre-Reverse Takeover shareholders of Mintec.

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

In 2001, following a significant decline in metal prices, International Curator withdrew from the project, with its interest in Mintec and the Boleo concessions reverting to Terratech. After regaining ownership, Mintec (under the control of Terratech) only carried out limited field exploration work and instead concentrated on a complete geological, mining, and processing review of the project. This included an independent review of the open-pit copper-cobalt-zinc reserves, a preliminary determination of underground resources, an in-depth review of alternate ore processing flow sheets, and an investigation into alternative mining methods. This review was followed in February 2002 by a pre-feasibility study prepared by Bateman Engineering, Pty. Limited (“Bateman Engineering Study (2002)”), which study utilized the then existing technical data to develop a streamlined hydrometallurgical flow sheet (from that proposed in the International Curator pre-feasibility study); incorporating recent advances in solid-liquid separation technology, for the recovery of copper metal, cobalt metal and zinc sulphate.

Following Bateman Engineering’s assessment, Mintec embarked on a corporate re-organization based on the belief that the process flow sheet proposed in the Bateman Engineering Study (2002), if proved viable through future metallurgical testing, would improve project economics such that the project could be commercially viable. In April 2002, as part of this restructuring, Tek Terra caused its subsidiary corporations (Minera Terra Gaia & Terratech) to transfer to Mintec’s wholly owned Mexican subsidiary (at that time), MMB, all of the rights to the copper-cobalt-zinc-manganese concessions, such that MMB became the registered owner of a 100% interest in the Boleo copper-cobalt-zinc-manganese concessions. Tek Terra subsequently distributed by dividend all of the shares of Mintec to the shareholders of Tek Terra, which led to the completion of the Reverse Takeover in 2004.

Regional Geology

The Boleo deposit occurs within the Boleo sub-basin of the Santa Rosalía basin. This basin formed as a result of Miocene rifting in the Gulf of California extensional province. The northward extension of this province is the Basin and Range province of the southwest United States.

Local and Property Geology

The oldest rocks outcropping on the property are andesitic volcanics of the Comondú Formation.  They include sub-aerially erupted flows and coarse explosive breccias, which grade into coeval epiclastic sediments to the west.  The volcanics have been dated from 24 Ma to 11 Ma are underlain by Cretaceous granodiorite. The overlying Boleo Formation consists of five coarsening upward cycles of sedimentation numbered “4” at the base and “0” at the top. Figure 3 below depicts the Boleo formation stratigraphic column.

The basal unit in the Boleo formation is a 1 meter to 5 meters thick limestone unit. It contains cherty lenses and non-diagnostic fossil fragments. Its occurrence atop very steep paleo surfaces, combined with banding parallel to its base and the cherty horizons, suggests it is, at least in part, a chemical sediment.

Overlying the limestone or laying directly on Comondú volcanic rocks over parts of the district, particularly over much of the coastal area, is an extensive gypsum deposit up to 80 meters thick. Although a few dome or mound structures have been noted, the gypsum unit is characteristically flat to shallow dipping exhibiting laminated to massive and even brecciated textures. Intraformational carbonate beds are rare.

On top of the gypsum/limestone beds is the cyclic succession of clastic beds that average 150 meters and range to 270 meters thick. Individual cycles range from 20 meters to 140 meters thick and consist of a basal mud and fine volcanic ash horizon (now altered to montmorillonite clay) that hosts the copper-cobalt-zinc-manganese mineralization, the “mantos”.

These are overlain by progressively coarser material of maroon coloured, tuffaceous claystone, siltstone, feldspathic sandstone, pebbly sandstone and eventually cobble to boulder orthoconglomerates.

Unconformably overlying the Boleo clastics are fossiliferous marine sandstones and conglomerates of the lower Pliocene (about 5.3 Ma.) Gloria Formation.  These in turn are overlain by slight unconformity with a sequence of fossiliferous marine sandstones and conglomerates of the Infierno formation.

Mineralization

Deposits of copper-cobalt-zinc-manganese mineralization in the Boleo District occur within widespread, stratiform clay-rich horizons or beds known as “mantos”. Within the Boleo formation stratigraphy there are up to seven mantos, including two of very limited extent, that occur as relatively flat to generally shallow dipping, stratabound and stratiform beds. These include, with increasing depth, Mantos 0, 1, 2, 3AA, 3A, 3, and 4. Historically the major producing manto has been number 3, which yielded approximately 83% of all production between 1886 and 1985 when the plant shut down. Most of the remaining production has come from Manto 1 in the southeast portion of the Boleo area where Manto 3 is absent. A small amount of production has come from the widespread but generally thin Manto 2 while an even smaller level of production has come from the relatively restricted Manto 3A. Based on previous studies and exploration work, Mantos 1, 2, and 3 still offer the most potential for hosting significant economic reserves with further drilling required to adequately assess the potential of ore bed 4.

Metals of interest in the mantos include copper, cobalt, zinc, and manganese. Ore minerals include a fine-grained, complex assemblage of primary sulphides including pyrite, chalcocite, chalcopyrite, bornite, carrolite, sphalerite, and secondary minerals including malachite, azurite, and the rare minerals of boleite, pseudoboleite, and cumengite. Mineralization is generally finely disseminated over intervals up to 20 meters thick in the slump breccias. The richest material typically occurs in the laminated basal section of the manto, which was historically mined from 1886 to 1972 to an average of about 80 cm and graded 4% to 5% Cu.

Zoning of the principal economic metals occurs both vertically and laterally. Within individual mantos, copper is enriched at the base, zinc towards the top and cobalt is more or less evenly distributed. Stratigraphically, vertical zoning shows a trend of zinc enrichment from the lowest manto (4) to the uppermost mantos. Lateral variations indicate the central core of the Boleo sub-basin is copper rich flanked by a zinc rich marginal zone. Cobalt is variable and shows no clear correlation with copper or zinc.

Individual mantos and their enclosing strata are “time transgressive,” in that they are progressively younger toward the present Gulf of California. One very distinctive unit, the “Cinta Colorada” or “red ribbon”, is a layer of reddish andesitic-basaltic tuff up to two meters thick. This is interpreted as the product of a single explosive volcanic event, which probably blanketed the entire region. The Cinta Colorada represents a true “time horizon,” and can be seen to transgress stratigraphy, in some places lying within the unit 2 conglomerate (below Manto 2) and elsewhere in the underlying unit 3 clastic succession. Thus, it demonstrates the time transgressive nature of the enclosing stratigraphic units.

Individual mantos have great lateral continuity and relatively consistent thicknesses. In the principal areas of interest, the lowest manto (4) lies at the base of the Boleo Formation, directly on the Comondú Formation. Manto 3 is widespread and thick, and accounting for the largest proportion of the mineral resource. Mantos 3A and 3AA are less continuous and thinner, lying higher in the succession. Manto 2 is stratigraphically very continuous but because of its higher stratigraphic position, it is more commonly eroded.

Manto 1 makes up the bulk of the mineral resource in the southeast portion of the Boleo Project, where the lower mantos (3 and 4) were for the most part not deposited. The beds dip to the southeast and as a consequence, Manto 1 lies deeply buried in this area. To the northwest, Manto 1 overlies the well-mineralized portion of Manto 3 (and in many places, 3A, 3AA and 2).

Exploration

Since re-acquiring control of the Boleo Project in 2001, and prior to December 2004, MMB concentrated on carrying out a complete geological, mining, and processing review of the Boleo Project in place of a straight field exploration work.  This included an assessment of the copper-cobalt-zinc-manganese resources by various independent geologists and subsequently assessed by H & S. Bateman Engineering completed an in-depth review of alternative flow sheets for the processing of ore from the Boleo Project that resulted in the Bateman Engineering Study (2002) focusing on a new metallurgical flow sheet for the processing of ore from the Boleo Project.

Drilling

The oldest recorded drilling program of the Boleo Project was carried out between 1927 and 1940 when 10,237 meters were drilled in 46 vertical chum holes. Further diamond drilling was carried out during the latter years of mining operations when Fomento Minero was looking for high-grade reserves to exploit.  Records of this drilling program were never kept or have been lost or destroyed.

The most extensive drilling program to take place in the Boleo district was that of International Curator between 1993 and 1998. A total of 969 holes for 73,473 meters were completed by International Curator.

MMB completed four drill programs between December 2004 and March 2008. These infill drill programs totaled 401 diamond drill holes (“DDHs”) and 51,707 meters carried out by MMB. The programs were designed to infill the existing drill hole coverage with the aim of improving the confidence in the resource estimates.

Sampling, Analysis and Security

Samples used in the resource estimation are primarily from diamond drill holes, but also included a small number of surface trench samples. Down hole sample intervals vary as intervals were selected on the basis of geology. The mean sample interval was 0.95 meters, but in any case did not exceed 1.5 meters.

Prior to 1997, assay samples were sent to a laboratory in Hermosillo where they were dried, crushed, and pulverized. Analysis for copper, cobalt, zinc, iron, and manganese was carried out at the same laboratory, with a perchloric acid digest and AAS finish. Samples that reported grades greater than 1% of Cu, Co, or Zn were re-assayed using a method more appropriate for higher-grade samples.

From 1997 onwards, sample preparation was carried out at Chemex facilities in Hermosillo, Mexico with pulps being forwarded to the Chemex laboratory in North Vancouver, Canada for analysis. A four acid digest with AAS finish was used for Cu, Co, Zn, Fe, and Mn. The reject and remaining pulp material were returned to Santa Rosalía where they are securely and systematically stored in warehouses.

The reason for the change in assaying laboratory and technique was due to the identification of a systematic under-reporting of primarily cobalt by the previous laboratory. The extent of the analytical problems and remedial measures taken are discussed in more detail in the DFS.

All samples were stored, prior to shipping, in one of three locked warehouses in Santa Rosalía. Samples were taken by Company personnel to a ferry for shipment across the Gulf of California to Guaymas. Representatives of the laboratory picked the samples up and delivered them directly to the laboratory in Hermosillo, Sonora. Remaining core is stored in boxes in an underground storage area, secured by a locked metal door.

Mineral Reserve and Mineral Resource Estimates

Cautionary Note to U.S. Investors regarding resource estimates: Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. U.S. Investors should read the "Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

Mineral Resources

The following mineral resource estimate tables are derived from the DFS.  Total measured, indicated and inferred resources, estimated using 3D block models, are based on copper equivalent (CuEq) cut-off grade of 0.5%. The block models were used to calculate the overall mineral resources at the Boleo Project as outlined in the following table.  In addition, such resources that occur within 30 meters of surface, and that are not included as underground reserves, were used to calculate open cut reserves.

Table 6: DFS Description Block Model – Mineral Resources
DFS Description Block Model	Tonnes x 10[6]	[CuEq.%](2)	Cu%	Co%	Zn%	Mn%
Resources
Measured	74.6	[2.09]	0.93	0.08	0.48	2.72
Indicated	202.6	[1.65]	0.62	0.05	0.66	3.10
Total M & I	277.2	[1.77]	0.70	0.06	0.62	3.00
Inferred	253.2	[1.29]	0.39	0.04	0.63	2.65

(1) Mineral resources are inclusive of mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(2) CuEq%=Cu% +15 x Co%/1.50 + 1.20 x Zn%/1.50. Mn is not considered in the equivalency formula. Prices used are $1.50/lb Cu; $15.00/lb Co; $1.20 /lb Zn

For underground mine planning purposes, gridded seam models were produced to target higher grade copper mineralization situated towards the base of each manto in order to enable higher copper production and reduce dependence on by-product credits in the early years of the project. Gridded seam model resources are contained within the above block model and are not in addition to it. Resources for the gridded seam models follow and are based on the same CuEq cut-off and CuEq formula as used for block models.

Table 7: DFS Description Seam Model – Mineral Resources
DFS Description Seam Model	Tonnes x 10[6]	CuEq.%(2)	Cu%	Co%	Zn%	Mn%
Resources
Measured	61.1	2.39	1.17	0.08	0.55	2.58
Indicated	85.8	2.02	0.84	0.06	0.73	3.13
Total M & I	146.9	2.17	0.97	0.07	0.66	2.90
Inferred	85.6	1.67	0.52	0.05	0.81	3.10

(1) Mineral resources are inclusive of mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(2) CuEq%=Cu% +15 x Co%/1.50 + 1.20 x Zn%/1.50. Mn is not considered in the equivalency formula. Prices used are $1.50/lb Cu; $15.00/lb Co; $1.20 /lb Zn.

Mineral Reserves

Cautionary Note to U.S. Investors concerning estimates of proven and probable reserves: The estimates of mineral reserves shown in this table have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Accordingly, Baja’s disclosure of mineral reserves herein may not be comparable to information from U.S. companies subject to the reporting and disclosure requirements of the SEC. U.S. Investors should read the "Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates" above.

The DFS has classified that portion of the Block and Seam resource models covered by mine plans as reserves.

Table 8: Mineral Reserves (DFS) – Open Cut Mine
Description Block Model	Tonnes x 10[6]	Cu%	Co%	Zn%	Mn%

Proven	40.9	1.43	0.09	0.44	2.48
Probable	44.1	1.24	0.07	0.66	3.32
Total Reserves	85.0	1.33	0.08	0.55	2.92

Project Economics

Project economics are currently under review. The DFS presented for four cases: 1) Base Case; 2) Base Case with Manganese production; 3) Five Year Average Price (three year trailing plus two year leading) case; and 4) May 2007 prices scenario. No manganese production is assumed for cases three and four.

1)

Base Case: Base Case economics for the project were developed using long-term metal prices of US$1.50 per pound of copper, US$15.00 per pound of cobalt, and US$1,200 per metric tonne of ZSM. The LME five year forward price curve for copper has been used for pricing in the first three years of production (assuming 50% of copper production was hedged based on the then LME forward curve at the time of the DFS (note that these forward prices have since significantly declined) and the other 50% is sold at US$1.50 per pound) with an extrapolated transition to the long term price in the fourth year.

2)

Base Case with Manganese Recovery: The Boleo deposit is endowed with a rich resource of manganese which is now being recognized as being in short supply.. The process selected for the project enables recovery of manganese (as manganese carbonate) with very little additional capital investment (approximately US$20,000) and utilizes uncomplicated technology. The market for manganese carbonate is limited but the material can be further processed into metal, electrolytic manganese dioxide (EMD), or manganese sulphate. For the purpose of evaluating the possible effect of manganese carbonate production on the economics of the Boleo Project it has been assumed that manganese carbonate could be sold, as an intermediate product, for US$650/tonne and that it will be necessary to ship it offshore for further processing. The assumed price is less than one third of the current value of the contained metal to allow for third party conversion costs and a potential decline in overall prices from current levels.

3)

Five Year Price Case: For comparison purposes the project economics are also shown using the weighted average three year trailing plus two year leading price for copper and cobalt (US$2.25/lb and US$16.00/lb). No manganese production is assumed for this case.

4)

May 2007 Price Case: The Base Case prices are considerably lower than prices in May 2007 when the DFS results were published which as of May, 2007 were approximately US$3.00/lb for copper, over US$30.00/lb for cobalt, and US$1200/tonne for zinc sulphate. A case is shown using May 2007 prices but the Company does not expect that such prices will be sustained over the long term and the case is shown for comparative purposes only. No manganese production is assumed in this case.

Table 9: DFS Project Economics
	Base Case	Base Case w. Mn	5 Yr Avg prices	May 2007 Prices
IRR – Pre-tax	29.4%	32.5%	32.7%	53.9%
IRR – After tax	24.7%	27.5%	27.7%	46.0%
NPV(1) @ 0%	US$2,218	US$3,297	US$3,229	US$6,388
NPV @ 6%	US$924	US$1,345	US$1,366	US$2,913
NPV @ 8%	US$700	US$1,020	US$1,045	US$2,313
NPV @ 10%	US$531	US$777	US$803	US$1,860

(1) all NPVs are after-tax, assuming a 28% tax rate on income in Mexico.

Sensitivities

The Boleo Project is most sensitive to 4 key variables: copper price, cobalt price, capital costs, and operating costs. The estimated sensitivity of the after-tax IRR and NPV (at 8% discount rate) relative to the Base Case (without manganese) are shown in the table below to indicate the effect of + or – 10% changes in the key variables.

Table 10: Estimated Sensitivity to Key Variables
	After Tax IRR			After Tax NPV at 8% (US$ millions)
Variables	-10%	Base Case	+10%	-10%	Base Case	+10%
Copper Price	21.6%	24.7%	27.5%	$571	$700	$822
Cobalt Price	24.1%	24.7%	25.3%	$663	$700	$738
Capital Cost	27.3%	24.7%	22.3%	$744	$700	$652
Operating Cost	26.0%	24.7%	23.4%	$765	$700	$635

Mining

Both surface and underground mining operations are planned for extracting during the first 25 years at a full mining rate exceeding 3.1 million dry metric tonnes per annum. Approximately 68 million tonnes of ore are planned to be mined from underground operations and nine million tonnes from surface open cuts.  After extensive study, mechanized room-and-pillar mining with pillar extraction was determined to be the most economical and productive underground mining method.  Room and pillar mining, a method often used in coal and other soft rock minerals (such as potash, salt and trona), where material is extracted across a horizontal plane while leaving "pillars" of untouched material to temporarily support the roof using continuous miners, was chosen as the most appropriate underground mining method at the Boleo Project because of the method’s flexibility for changing layout designs, its efficient recovery of resources and lower initial capital cost (than long wall mining). The resource block seam model was used to define manto areas that could be mined. Underground mining plans for high grade copper targets have been prepared for Mantos 1, 2, 3 and 4 by AAI. These plans focus on a strategy based on advancing a narrow set of mine workings into areas identified with high grade copper and then “retreat mining”, the final phase of room-and-pillar mining whereby the pillars created from advancing work are systematically removed as the mining machines retreat out of the area and the ground is allowed to naturally collapse and is abandoned. Retreat mining is very site specific to both the ground conditions, in order to maximize operational safety, and ore recovery. Surface mining plans for Mantos 2, 3a, 3aa, and 3, as well as the limestone quarry, have been prepared by AMDAD. Operations at Boleo will also encompass mining approximately 18.8 million tonnes of limestone for use in the plant process. The surface mine plan for the first 25 years focuses on first providing limestone rock to the plant process and then mining manto ore after underground mined ore grades fall to comparable levels.

The process plant for the Boleo Project is being designed to treat 3.1 million dry metric tonnes per annum at a head grade of  up to 2.2% copper, 0.1% cobalt and 0.6% zinc through an integrated hydrometallurgical facility to produce LME Grade ‘A’ copper cathode; high purity (>99.8% Co) cobalt cathodes and zinc sulphate monohydrate. A conservative ramp-up rate of four years is assumed before achieving design throughput of ore, however the run-of-mine ore grades are expected to be highest in these years and copper production is still expected to reach the capacity of the electrowinning circuit by year three. Recovery of cobalt and zinc is anticipated to commence in year two, allowing an accelerated construction schedule for copper production and a focused technical effort on the start-up of the copper circuit.

The process plant design includes a 2,400 tonnes/day (t/d) acid plant with a cogeneration facility to produce electrical energy from the burning of sulphur. It is expected that the acid plant will generate essentially all of the power requirements of the process and electrowinning plants as well as the desalinated water requirements. The leach circuit will utilize sea water. The potential value of carbon credits that may be available from the use of a heat recovery system to increase the production of power has not been incorporated into the economic analysis of the project. In accordance with an agreement with the Korean Consortium, they will purchase 30% of all production at LME prices on  agreed terms. Marketing of the remaining 70% of production is assumed to be undertaken through a metal trading company as an off-take partner. Although marketing of zinc sulphate would be done by agents who are experts in the business and allowances have been made for freight to the markets and agents’ commissions in the net price received.

The DFS estimated the direct field capital cost of the Boleo Project, excluding working capital requirements, to be US$407,000. The total project cost, including Engineering, Procurement, and Construction Management, Owner’s Costs, and 12.5% overall Contingency was estimated to be US$568,000. The capital cost was re-estimated in early 2008 as a result of recognized cost escalations in the previous year and a revision estimate of US$872,000 was published in April 2008.  Neither estimate includes cost overrun facilities, cost escalation factors, pre-production interest on borrowed funds or the cost of raising funds.  As a result of the current global economic crisis, the Company has commenced a further review of capital costs  and also targeted areas for potential savings. Several specific areas were noted where significant downward trends could lead to potential savings, and general input price-declines, were also noted. The project capital costs, showed a 12% decrease, which suggests a revised cost estimate of US$767,000 (excluding working capital and financing costs). This represents a reduction of over US$100,000 from the Company’s April 2008 capital cost estimate of US$872,000. This work leads management to believe that a revised capital cost update is required and that it could result in the economics of the project being even more attractive.

 A summary of the DFS capital costs is listed below:

Table 11: Boleo Project DFS Capital Cost Estimates(1)(2)
Description	US$ million
Overall Site	39.14
Mining	59.68
Process Plant	160.32
Services & Infrastructure	94.29
Buildings	14.96
Construction Indirects and Freight	39.06
Subtotal - Direct Field Costs	407.45
Engineering Procurement Construction Management	45.81
Contingency	62.35
Owner’s Costs	36.77
Mine Pre-development	16.02
Total Project Capital Cost	568.39

(1) Mine and Mine Pre-Development capital costs are as at April 30, 2007. The remainder of capital costs are as at July 31, 2006.

(2) The capital costs set out herein exclude the following: mine rehabilitation costs, mine closure and environmental costs, working capital, capital spares, first fills of reagents, sustaining capital, and escalation from the cost estimate base of July 31, 2006.

Production and Operating Costs

As per the DFS, provision has been made for a ramp-up to full production capacity over the first three years of operating life. No cobalt or zinc sulphate production is scheduled in year one, with recoveries reduced in year two, while the cobalt and zinc circuits are being brought into production. As the first year is a partial year of production, it has not been included in the following tables.

Table 12: DFS Base Case Production Summary

	Yrs 2-5	Yrs 6-10	Yrs 11-15	Yrs 16-20	Yrs 21-25	Average
Ore Treated (kt/y)	2,828	3,120	3,120	3,120	3,120	3,071
Grade: % Cu	2.15	1.80	1.60	1.05	0.93	1.52
% Co	0.071	0.067	0.074	0.091	0.084	0.076
% Zn	0.36	0.46	0.59	0.61	0.77	0.57
% Mn	2.02	2.50	2.46	3.30	4.21	2.93
Production (t/y):
Copper	55,755	51,389	45,486	29,909	26,391	41,204
Cobalt	1,535	1,644	1,796	2,222	2,061	1,865
Zinc Sulphate	17,917	26,702	34,361	35,692	45,131	32,546

Table 13: DFS Unit Operating Costs, without Mn production (expressed in US$/tonne of ore treated)

	Yrs 2-5	Yrs 6-10	Yrs 11-15	Yrs 16-20	Yrs 21-25	Average
Mining	$9.87	$7.67	$8.15	$7.94	$5.10	$7.62
Process	$20.80	$20.51	$20.87	$19.77	$22.83	$20.96
G&A, Sales	$1.56	$1.71	$1.98	$2.02	$2.34	$1.94
Total ($/t)	$32.24	$29.89	$30.99	$29.72	$30.72	$30.53
Cash cost(1) $/lb	$0.18	$0.06	$(0.04)	$(0.36)	$(0.48)	$(0.07)
Cash Flow $000/yr	$196,925	$116,007	$107,086	$85,661	$89,303	$115,749

(1) Cash cost/lb of Cu is net of cobalt and zinc credits. Cash flows are after-tax, using Base Case prices of US$1.50/lb Cu, US$15/lb Co and US$1,200/tonne ZnSO4. The base case copper price also assumes 50% of production in the first 2 years (2010 and 2011)was hedged at the LME prevailing hedge price and the other 50% was sold at $1.50 per pound.

When production of manganese carbonate commences, the costs shown above are expected to increase somewhat due to the requirement for additional reagents (soda ash) and distribution costs of the product. The estimated production and very preliminary cost estimates, assuming the recovery of manganese, are shown in the table above.

Table 14: Production and Estimated Costs, with Mn production (assuming Mn starts in 2011)

	Yrs 2-5	Yrs 6-10	Yrs 11-25	Yrs 16-20	Yrs 21-25	Average
MnCO3 prod’n	66,673	134,359	132,446	177,304	226,365	144,603
Mn contained	30,866	63,149	62,250	83,333	106,392	67,693
Unit Op cost (US$/t)	US$37.54	US$39.73	US$40.69	US$42.71	US$46.85	US$41.73
Cash cost(1) of Cu	US$(0.04)	US$(0.44)	US$(0.60)	US$(1.49)	US$(2.12)	US$(0.77)
Cash Flow $000/yr	US$217,817	US$156,544	US$147,208	US$139,077	US$158,953	US$161,674

(1)

Cash cost/lb of Cu is net of by-product credits. Cash flows are after-tax, using Base Case prices of US$1.50/lb Cu, US$15/lb Co and US$1,200/tonne ZnSO4.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2008, 2007 and 2006, and should be read in conjunction with the consolidated financial statements of the Company and related notes therein, prepared in accordance with Canadian GAAP. Unless expressly stated otherwise, all references to dollar amounts in this section are to thousands of Canadian dollars. Please refer to Note 17 of the consolidated audited financial statements for the years ended December 31, 2008, 2007 and 2006 and for the reconciliation to U.S. GAAP.

This discussion contains certain “forward-looking statements”.  All statements, other than statements of historical fact included herein, including without limitation, statements regarding resources and future plans of the Company are forward looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.  See “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.D – Risk Factors.”

Critical Accounting Policies

The Company’s consolidated financial statements are presented in thousands of Canadian dollars and have been prepared in accordance with Canadian GAAP applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of resources in mineral properties, foreign currency translations, provision for reclamation costs and stock based compensation.

Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and, mining concessions and its development costs since June 1, 2007. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following the announced DFS results, the Company began capitalizing development costs.

Capitalized costs for a producing mine are amortized on a unit-of-production method based on the actual production relative to the estimated ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. During the year 2008 events such as declining commodity prices, declining share price and change in business climate indicated that impairment may exist.  If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management spent a significant amount of time reviewing all its assets for possible impairment, and conducting relevant tests. As a result, Management is satisfied that, no impairment of its assets exists on the balance sheet date.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests is in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset retirement and reclamation costs

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment, and obligations arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred.  A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  The amount of the liability is subject to re-measurement at each reporting period.

During the period, the Company assessed its obligation with regards to reclamation and decommissioning of assets at the Boleo Project. Accordingly, the Company estimated that, as at December 31, 2008, the undiscounted closure costs would amount to $905, taking into account an estimated inflation rate of 5%. In assessing the carrying amount for the asset retirement obligation, the Company applied a credit-adjusted risk-free discount rate of 8% (LIBOR + 6%), resulting in an asset retirement obligation of $832.

This estimate is based principally on legal and regulatory requirements.  It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates.  Changes in estimates are accounted for prospectively, commencing in the period the estimate is revised.

Stock based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted to employees are measured at the fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the contractual arrangement. Options granted to non-employees are measured as the vesting conditions related to the options are met. The increase in contributed surplus as a result of each grant is transferred to share capital, along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

Refundable deposit liability

The refundable deposit liability meets the definition of a financial liability and is recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred.  As such, an effective interest rate and a repayment term must be established to discount the face value to fair value.  The result is a reduction of the liability and a credit to contributed surplus. In subsequent periods, the liability is accreted back to the face value over the estimated term with a corresponding amortization expense as the liability relates to the Company’s investigation of the potential to produce manganese at the project..

Historical expenditure funding, included in loans from non-controlling interests

During the negotiation of the sale of 30% of MMB to the Korean consortium, the principle of funding the Boleo project from development was established.  Baja and the Korean consortium agreed they would each fund MMB from development (June 1, 2007) forward based upon the same basis as their equity interest, 70%-Baja and 30%-Korean consortium.  On closing the Korean consortium was required to make a historical expenditure funding contribution to MMB for past funding by Baja.  The terms of this amount were a non-interest bearing loan, repayable on demand but no sooner than 3 years after the completion of project financing repayment on the same terms as the Company’s project funding. The Baja loans to MMB eliminate for consolidation, but the Korean consortium loans remain as financial liabilities, with this initial loan treated as a financial liability at fair value, not face value as it was not with a related party. Considerable judgement must be applied to the estimated term of the loan and the discount rate. The result is a reduction of the liability and a credit to contributed surplus. In subsequent periods, the liability is accreted back to the face value over the estimated term with a corresponding increase to the carrying amount of the related asset, where one is identifiable and when the asset continues to meet the Canadian and US GAAP criteria for capitalization of costs, in which case the amortization is capitalized and amortized over the life of the asset.  In the future, should the actual term of the loan change, the Company will prospectively adjust the amortization period.

Subsequent cash calls from the Korean consortium, included in loans from non-controlling interests

In August and October 2008, the Korean consortium advanced loans to MMB related to cash calls and Baja funded MMB on the same basis as their equity interest, 70%-Baja and 30%-Korean consortium. The terms of these amounts were as non-interest bearing loans, repayable on demand but no sooner than 3 years after the completion of project financing repayment on the same terms as the Company’s concurrent project funding. The Baja loans to MMB eliminate for consolidation, but the Korean consortium loans remain as financial liabilities, with these loans treated as a financial liability at face value as the Korean consortium was dealing with MMB as a related party under Canadian GAAP at the time these loans were negotiated and advanced.

A.

Operating Results

Year ended December 31, 2008 compared to year ended December 31, 2007

With the published economic and technical results of the DFS on May 29, 2007 the Company moved into its development stage on June 1, 2007. At December 31, 2008, $126,362 in development costs had been capitalized, as compared to $18,572 at December 31, 2007.

During the period ended December 31, 2008, the Company sold a 30% interest in its subsidiary MMB. In total, the Company received $91,538 in cash, of which $69,380 was provided to MMB, and was earmarked for the financing, construction, development and working capital of the Boleo Project. The Company also retains US$10,000 of the proceeds from the sale as a refundable manganese deposit, which would be repayable to the purchaser if the Company elects not to produce manganese.

The Company currently has no revenue generating activities other than interest income.

Expenses

For the year ended December 31, 2008, the Company recorded a loss of $2,293 ($11,112 in 2007), or loss per share of $0.02 (loss of $0.09 per share in 2007). While the Company incurred losses before other items and had no revenues, the results of foreign exchange gains on US$ currency, capitalized project costs, interest income and a gain on disposal of assets significantly decreased the loss in 2008.  Additional, significant variances are outlined as follows:

•

Amortization and accretion: $596 ($89 in 2007) – the increase is due to additions to software amounting to $226 in 2007, which were put into use in 2008, and thus only depreciated in 2008 and the accretion on the refundable deposit related to the manganese efforts;

•

Exploration: $Nil ($7,507 in 2007) – no exploration has occurred from mid 2007 when the Company moved to its development stage. No further exploration has occurred on site to date;

•

General and administration: $1,353 ($912 in 2007) – the increase is the result of additional travel, a site safety film, increased insurance, office and overhead expenses incurred prior to the slowdown as the Project grew in size and complexity;

•

Management and directors fees : $293 ($215 in 2007) – the increase is due to bonuses paid to management following the successful completion of credit approved senior lending commitments and the sale of the 30% interest in MMB;

•

Professional and consulting fees: $894 ($688 in 2007) – the increase relates to significant professional, legal and tax costs from a corporate reorganization in Mexico, additional audit costs due to US Sarbanes Oxley compliance, additional audit of MMB for May 2008 due to the sale of a 30% interest, value added tax reviews in Mexico, plus the general growth in operational complexity that occurred in 2008;

•

Research: $61 ($NIL in 2007) –  the evaluation and research relates entirely to manganese;

•

Shareholder information: $657 ($881 in 2007) – The decrease is due to lower costs for investor relations activities, and the fact that there was no initial TSX filing fee as in 2007;

•

Stock based compensation: $822 ($513 in 2007) – the increase in the stock based compensation expense is the result of granting of 4,415,000 options in 2008, as opposed to only 1,750,000 options in the same period in 2007. The increase in granting of stock options correlates with the bolstering of the management structure as reflected in management fees and wages and subcontractors;

•

Wages and subcontractors: $1,140 ($916 in 2007) – additional key personnel and new staff were added in numerous additional administrative positions, as the Company was growing during the ramp up in construction of the Boleo Project; and

Other items

•

Gain on sale of property, plant and equipment: $307 ($NIL in 2007) – the Company sold older mining equipment used in the test mine program for a significant gain and used the proceeds to purchase used mining equipment;

•

Finance and development costs: $1,700 ($NIL in 2007) – Following the slowdown of the project, management reviewed the finance and development costs previously recognized in mineral properties and consequently expensed, for which economic benefits were not expected in the immediate future;

•

Foreign exchange gain: $3,802 ($53 in 2007) – the majority of this gain is the result of holding significant foreign currency is US dollars, in excess of any corresponding US dollar liability, following the sale of the 30% interest in MMB. During the year, the US dollar strengthened significantly against the Canadian dollar and Mexican Peso; and

•

Interest income and other: $1,114 ($556 in 2007) – the increase in interest income resulted from the significantly higher cash reserves of the Company following the sale of the 30% interest in MMB, and investing funds in short term guaranteed investment certificates.

Year ended December 31, 2007 compared to year ended December 31, 2006

For the year ended December 31, 2007, the Company recorded a loss for the period of $11,112 ($23,223 for the year ended December 31, 2006) or a loss per share of $0.09 (loss of $0.24 per share in 2006). The significant reduction in losses in 2007 results from the capitalization for accounting purposes of development costs from June 1, 2007 following the completion of the DFS. This is illustrated by the $7,507 incurred in exploration expenses during the year ended December 31, 2007, which is a significantly reduction from the $19,827 recorded in 2006. Additional, significant variances are outlined as follows:

•

Professional fees and consulting: $688 ($447 in 2006) - the increase is a result of 2007 quarterly financial statement review fees, higher 2007 audit fees, additional legal fees in Mexico, Canada and the US relating to securing the debt facility, property maintenance, TSX listing, US 20-F and 40-F filings, as well as the overall growth in the complexity of the business. Furthermore, consulting fees were paid to a financial consulting firm in connection with general corporate financial advice related to construction financing and development of the Boleo project. Consulting fees were also paid to review and test the Company’s financial controls as required by Canadian and US regulations.

•

Management and directors fees: $215 ($208 in 2006) - management fees include part of the CEO’s fees relating to administration. Also included are the fees for the independent directors, totalling $65,000 during the year ended December 31, 2007, an increase of $22,500 over that of the prior year due to these fees taking effect on March 1, 2006;

•

General and administration: $912 ($544 in 2006) – due to the Company’s continued expansion, the Company leased additional space in August 2006 which gave rise to higher rental expense of $172 ($135 in 2006). There was extensive travel to various investor and trade shows in North American and Europe that was required to secure funding and to increase the Company’s profile and investor awareness programs, which resulted in travel expenses of $296 ($186 in 2006). In addition, the increased activities and personnel required upgrades in leased office equipment, higher consumption of office supplies and additional Spanish lessons to increase the effectiveness of personnel dealing in Mexico. As a result there was a significant increase in office and general expenses from $168 in 2006 to $346 in 2007.

•

Shareholders information: $881 ($234 in 2006) – in addition to the www.bajamining.tv presentation, management attended several events during 2007 including those in Las Vegas, New Orleans, Vancouver and Toronto which resulted in a significant increase in promotion and tradeshow expenses from $148 in 2006 to $504 in 2007.  The Company has also expanded its investor awareness programs by making financial and technical presentations in numerous cities in the US, Canada and the UK during the year. However, the biggest single increase was due to the Company’s initial listing fee on the TSX of $153.

•

Stock based compensation: $513 ($1,996 in 2006) - during the year ended December 31, 2007, the Company granted 1,750,000 options, versus 5,445,000 granted during the same period in 2006.  Prior to June 1, 2007, the stock expense has been allocated between administrative and exploration activities based upon the activities performed for the Company.  The vested fair value of new options granted ($205) to personnel related to development and construction activities was capitalized to deferred development costs.

•

Wages and subcontractors: $916 ($461 in 2006) - costs have increased due to additions of key employees and the recruitment of additional administration staff after the first quarter of 2006.  Following the completion of the DFS, numerous additional administrative positions have been filled and the Company anticipates further staff increases as it moves towards construction.

Other items

•

Foreign exchange gain: gain of $53 (versus a gain of $61 in 2006) - resulted from the increase in the value of the Canadian dollar, and the significant payments in Mexican Pesos, US dollars and other currencies.  Funds are transferred monthly to Mexico in US dollars and funds are converted to Pesos or other currencies as needed.  The Company does not hedge its foreign currencies; and

•

Net interest income: $556 ($492 in 2006) - the Company invested the funds raised from equity financings in March and April 2006 in short term guaranteed term deposits, thus generating significant interest during the period.  In September and October 2007 Baja raised additional equity financings.  The balance of short term guaranteed term deposits has increased reflecting the additional equity.  Short term deposits amounted to $32,183 at December 31, 2007.  The Company has not invested in any asset backed securities.

B. Liquidity and Capital Resources

Changes in Annual Financial Condition

On October 29, 2008 the Company announced that due to the current global financial crisis, it elected to slow down development of the Boleo Project pending improved market conditions.  At the date of filing the current global financial conditions and outlook continue to be uncertain.  Current base metal prices, hedging prices and the continued effective shutdown of the global bank syndication and equity markets for base metals make the timing of improved market conditions unknown.

However, the Company has taken the opportunity to reduce committed expenditures and revise the 2009 budgets to ensure strong and continued financial viability of Baja.  Management continues to closely monitor all future commitments and current cash expenditures against budgets. These actions were designed to protect the long term interests of the Baja shareholders and as a result Baja is projected to retain a significant cash reserve following the next twelve months.

The Company’s working capital as at December 31, 2008 was $56,246 compared with working capital of $31,741 as at December 31, 2007, an increase of $24,505 which resulted primarily from the closing of the sale of 30% of MMB. During the period ended December 31, 2008 the Company raised $2,566 (2007 - $49,608) through the exercise of warrants and options and issuance of common shares. The Company spent $9,195 (2007 - $8,699) on operations, with the large change the result of unrealized losses on the various liabilities of $7,772, and write-off of previously spent finance costs and the change in 2007 due to both the completion of the DFS in 2007 and the subsequent capitalization of development costs.. In 2008, the Company also disposed of $350 (2007 - $NIL) and purchased an additional $1,347 (2007 - $1,432) in property, plant and equipment and incurred expenditures of $107,111 (2007 - $16,600) on mineral properties and related development costs.

The Company’s combined cash and cash equivalents and short-term deposit position as at December 31, 2008 was $60,235 compared with $33,226 as of December 31, 2007. The increase was the result of the sale of 30% of the Company’s interest in MMB. The Company has $13,068 (2007 - $2,692) of current liabilities, with the increase resulting from the increased construction activity on the Boleo Project up to the October 29, 2008 slow down and the significant time spent negotiating with suppliers on outstanding commitments prior to payment and settlements in 2009.

Potential Restrictions on Transfer of Funds by Subsidiaries

The Company has six subsidiary companies, Mintec Processing Ltd, a British Columbia company, Boleo Trading Ltd, a United Kingdom company, Invebaja SA de CV, Mexican company, Minera y Metalurgica del Boleo S.A. de C.V., a 70% owned Mexican company, Desarrollos y Servicios Costeros, SA de CV a 70% owned Mexican company and Servicios y Desarrollos Meseta Central, SA de CV, a 70% owned Mexican company.  Mintec Processing owns the shares of Invebaja SA de CV, which owns 70% of Minera y Metalurgica del Boleo S.A. de C.V., 70% of Desarrollos y Servicios Costeros, SA de CV and a 70% of Servicios y Desarrollos Meseta Central, SA de CV.  Both Mintec processing and Invebaja are otherwise inactive. Boleo Trading Ltd. was incorporated to market products from the Boleo property if production is achieved from the Boleo property and is currently inactive.  Minera y Metalurgica del Boleo S.A. de C.V. owns the Boleo property and conducts all activities in Mexico.  Minera y Metalurgica del Boleo S.A. de C.V. does not have a source of income and all operating funds are provided to it by the Company as either equity contributions or as loans.  If the Boleo property is successfully placed into commercial production, any operating revenue received from such property would be received by Minera y Metalurgica del Boleo S.A. de C.V. and could be utilized to repay  loans to the Company or dividended to the Company from after tax profits in Mexico. There are no currency restrictions on transfer of funds from Mexico.

The Company’s current cash obligations have been provided by equity financings.  Should the Company be able to place the Boleo Property into commercial production then potential cash flow from such property to Minera y Metalurgica del Boleo S.A. de C.V. could become available to the Company to assist in meeting its then financial obligations.

Working Capital

As at December 31, 2008, the Company had working capital of approximately $56,246 (2007 - $31,741) and a cash balance of approximately $59,235 (2007 - $1,043).

The additional items that make up the working capital balance are other receivables and deposits and prepaid expenses.

Other receivables consist of $3,220 or over 96% of Mexican value added tax, $48 of Canadian Goods and service tax (subsequently received) and the remaining interest receivable from Canadian banks.  The collection of the Mexican Value added tax is difficult and the timing of receipt is not predictable but expected within the year.

Deposits and prepaid expenses include over $4,164 or 73% of deposits to vendors that have either used the funds in exchange for services or returned funds to the Company, at the report date.  An additional $1,382 or 24% is from our engineers, and will be used in exchange for services or returned.

In line with the decision to slow down development and delay certain construction activities at the Boleo Project, current available cash funds are being closely monitored as key objectives for 2009 are pursued. The 2009 budgets include administrative expenses and anticipated project costs estimated prior to completion of financing. The Company has adequate funds to cover all 2009 budgeted costs.

Excluding the updated construction schedule and revised costs of the Boleo Project, currently under review, the Company anticipates or has committed to the following expenditures over the next 12 months:

•

Permitting activities on the Boleo Project of approximately $1,837;

•

Project, engineering and site costs of approximately $33,686;

•

Wages, management fees and subcontracts of approximately $6,015;

•

General and administrative expenses, including travel, legal, accounting and finance costs of approximately $4,075.

These expenditures will be made from existing cash, which includes significant project cash, and the Company has budgeted an additional Consortium funding requirement of approximately US$4,000 in 2009.

Currently, the Company anticipates raising the needed capital through a mixture of debt and equity financing.  See “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Financing Activities” below.

Loan Facilities

During June 2008 MMB received underwriting commitments from Bayerische Hypo-und Vereinsbank AG a member of UniCredit Group (“HVB”), and the Export Import Bank of Korea (“K-Exim”) to jointly underwrite and arrange a US$665,000 senior debt package, consisting of a 17-year US$300,000 project debt facility to be provided by K-Exim and a 12-year US$325,000 project debt facility together with a US$40,000 cost overrun facility to be provided by HVB. The senior debt package commitments received all necessary credit approvals and were subject only to finalization of due diligence and other standard terms and conditions. These facilities replaced the previous underwritten commitment for US$475,000 received from HVB in September 2007.

In addition to normal conditions precedent for senior debt transactions of this nature, the senior debt transactions were subject to the negotiation and bank approval of the final debt terms and credit structure.  These facilities were not completed or signed in 2008 and the commitments have expired at December 31, 2008.

Further, MMB had received an underwritten commitment for up to US$60,000 in subordinated debt for the Boleo Project from a Korean bank. The subordinated debt had received all necessary credit approvals and was subject only to the finalization of due diligence and other standard terms and conditions precedent. These facilities were not completed or signed in 2008 and the commitment expired at December 31, 2008.

Following the closing of the Company’s sale of 30% of its interest in MMB to the Consortium, the Consortium has funded the following amounts to the project in order to fund its share of historic and future development costs incurred. These amounts are unsecured; non-interest bearing and repayable by MMB three years after the anticipated senior debt facility has been repaid, which is identical to the terms under which the Company funds the project:

Table 15
	Face value US$	Amount recognized US$	Amount recognized Cdn$

Historical expenditure funding contribution – July 9, 2008	13,867	3,593	3,747
Contribution to construction costs – August 22, 2008	12,609	12,609	13,302
Contribution to construction costs – October 2, 2008	15,420	15,420	16,361

	41,896	31,622	33,410

Accretion of discounted liability for the period (note 5)	-	123	139
Unrealized foreign exchange loss for the period	-	-	5,805

Balance – December 31, 2008	41,896 (i)	31,745	39,354

(i) The Canadian equivalent of the undiscounted funding received was $43,790.

Included in the proceeds from the sale of the 30% interest in MMB, was the Consortium’s historical expenditure funding contribution of US$13,867 ($14,124), which was negotiated as part of the transaction. This transaction was considered to have occurred at arm’s length and therefore it was recognized at fair value.

The balance of $10, 377 was recognized in contributed surplus and the accretion charged during the period was capitalized to mineral properties in accordance with the Company’s accounting policy for financing costs.

All contributions subsequently funded by the Consortium, including those on August 22, 2008 and October 2, 2008 were considered to be related party transactions since the Consortium then owns a 30% interest in MMB. Accordingly, these amounts were recognized at face value.

Operating Activities

For the year ended December 31, 2008, the Company had a net cash inflow of $6,399 compared to a net cash outflow of $8,699 for the year ended December 31, 2007 from operating activities.  The increase in cash generated from operating activities was mainly as a result of realized foreign exchange gains on cash and cash equivalents held during the period.

Investing Activities

For the year ended December 31, 2008, the Company had a net cash outflow of $73,951 compared to a net cash outflow of $41,341 for the year ended December 31, 2007 from investing activities.  The activity for both periods mainly related to the investment in and the maturing of short-term deposits and the acquisition of property, plant and equipment related to activities on the Boleo Property.

Financing Activities

For the year ended December 31, 2008, the Company had a net cash inflow of $125,922 compared to a net cash inflow of $49,608 for the year ended December 31, 2007 from financing activities. The increase in cash related to financing activities was mainly as a result of increased financing activity in the period, in addition to the partnership with the Korean Consortium.

Recently, the poor conditions in the U.S. housing market and the credit quality of mortgage backed securities continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulted in the collapse of, and government intervention in, major banks, financial institutions and insurers and created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations in the future.  Our access to additional capital may not be available on terms acceptable to us or at all.

We expect to rely upon our current available capital throughout the current fiscal year.  If costs increase substantially or we incur greater losses than expected, our exploration and development activities and other operations will be reliant upon equity financings to continue into the future.  The current market conditions could make it difficult or impossible for us to raise necessary funds to meet our capital requirements.  If we are unable to obtain financing through equity investments, we will seek multiple solutions including, but not limited to, credit facilities or debenture issuances.

C. Research and Development, Patents and Licenses, Etc.

On December 6, 2008, the Board of Directors of Baja approved the transfer of intellectual property from Terra Gaia Environmental to Baja. There was no payment for the transfer of patents, however, subsequent to December 31, 2008, the Company has paid approximately $10 in patent registration fees to maintain patents in several jurisdictions. The Company does not intend to move forward, if at all, with any work related to the Terra Gaia patents, except to keep them current and in good standing, until such time as is reasonable for the Company.

A strategic product framework was established in June 2008 to guide the development of further value-added manganese products using Boleo manganese carbonate. The Company began investigating methods of producing electrolytic manganese metal at the University of British Columbia. Steady progress has been made in evaluating the metallurgical processes required for producing manganese metal., At December 31, 2008, the Company had spent $61.

D. Trend Information

While the Company does not have any producing mines it is directly affected by trends in the metal industry. The Boleo property is a polymetallic project containing copper, cobalt, zinc and manganese.  At the present time global metal prices are extremely volatile.  Base metal prices and, in particular, copper and zinc prices (which are relevant to the Boleo property), driven by rising global demand, climbed dramatically and  approached near historic highs over the past several years. The global economic and credit crisis has affected all industries, and the base metals sector has seen plummeting metal prices since October 2008 with some recovery as at date of filing.  The effect of high metal prices had a significant positive impact on the ability to raise equity capital and to attract interest from potential sources of required capital to fund the costs of placing the Boleo property into production; however the increasing base metal prices also contributed to significant increases in the capital costs of many projects including Boleo. See “Risk Factors” for further information.

Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if at all.

Refer to the heading entitled “Risk Factors” for further information on uncertainty or items affecting the business or nature of business of the Company.

E. Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

F. Tabular Disclosure of Contractual Obligations

On December 31, 2008, the Company had the following known undiscounted contractual obligations, excluding loans from non-controlling interest

Table 16: Undiscounted contractual obligations

Contractual Obligations	Payments due by period Thousands of Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable	$12,032	$12,032	$Nil	$Nil	$Nil
Operating lease obligations [1]	$185	$107	$78	$Nil	$Nil
Contract and purchase commitments[2,3]	$24,136	$23,577	$559	$Nil	$Nil
Refundable deposit [4]	$12,419	$Nil	$12,419	$Nil	$Nil
Loans from non-controlling interest	$52,029	$Nil	$Nil	$Nil	$52,029
Environmental obligations[5]	$2,146	$1,147	$999	$Nil	$Nil
Total	$102,947	$36,863	$14,055	$Nil	$52,029

1

During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $74. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29.  The Company has also committed to two operating leases for office space in Mexico City, both on a month to month basis.  The combined monthly lease is 16,800 Pesos ($2).

2

The Company has entered into numerous contracts regarding development of the Boleo Project.  Total contractual obligations entered at December 31, 2008 are estimated to be $23,000

3

The Company has entered several management consulting agreements with companies whose directors or officers are in common with the Company that contain future commitments for 2009 to 2010 aggregating $ 1,103.

4

Included in the proceeds from the sale of 30% of the Company’s interest in MMB, was an amount of US$10,000 which is refundable to the Consortium, should a decision be made not to produce manganese from the Boleo Project. The decision must be made by the Company on the later of the final economic completion of the Boleo Project or May 30, 2011.

5

On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 (total US$1,000) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. The commitment per the table above is shown in Canadian dollars, applying the period-end exchange rate of Cdn$1.0599/US$1.00. As at December 31, 2008 the special warrants liability amounted to $1,074 of which $404 is payable within one year. The Company also recognized an asset retirement obligation of $905 and the Company expects to incur $683 of the total value during 2009.

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

The following table sets out the names of the directors and/or senior officers as at December 31, 2008, the country in which each is ordinarily a resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director and/or officer of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

 Table 17: Directors and Officers of the Company

Name and municipality of residence	Principal Occupation for the past five years	Shares beneficially owned directly or indirectly	Date of election or appointment
John Greenslade, P.Eng. Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia Canada V6E 2K3	President of the Company; President Minterra Resource Corp., (a mineral exploration company), Previously Partner, Holmes Greenslade (Barristers & Solicitors)	Nil[1]	April 20,2004
Michael Shaw, P.E. Suite 2350-1177 West Hastings Street, Vancouver, British Columbia Canada V6E 2K3	VP Engineering and Construction for the Company, Previously; Project Director for Newmont Mining; Vice President and Project Director for Apex Silver.	Nil	August 17, 2007
L. Rowland Wallenius, C.A. Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia Canada V6E 2K3

CFO of the Company, CFO Minterra Resource Corp., (a mineral exploration company)  Previously Controller of the Company, 2005-2006, interim controller of Augusta Resources Corporation, Sargold Resource Corporation and Wildcat Silver Corporation, prior to 2005, accounting, and consulting services to various private and public companies

		Nil	December 10, 2007
Charles Thomas Ogryzlo[3], P.Eng. Ofiplaza El Ritro, Rotonda El Peridista 150m al Sur, Edif. 7, Suite 723, Managua, Nicaragua	President and CEO of Polaris Energy Corp., President and CEO of Blackhawk Mining Corp and Triton Mining Corp.	Nil	May 25, 2004
Graham Thody[3] Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia Canada V6E 2K3	Partner at Nemeth Thody Anderson, Chartered Accountants from 1970 until 2007; Director of several reporting companies from 1989 to the present	Nil	May 25, 2004
Ross Glanville,P.Eng[3] Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia Canada V6E 2K3	President Ross Glanville & Associates since 1990. Director of several reporting companies from 1982 to the present	20,000	April 12, 2005
Robert Mouat Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia Canada V6E 2K3	Formerly Chief Financial Officer of the Company, Managing Director Mintec, Director Terra Gaia Inc (an environmental company)	Nil[2]	April 20, 2004
David Dreisinger, PhD. 5233 Bentley Drive, Delta, British Columbia, Canada V4K 4K2	VP. Metallurgy of the Company, Professor Faculty of Applied Science, Department of Metal and Materials Engineering at University of British Columbia	Nil	May 17, 2004
Tawn Albinson, M.Sc. Sinaloa #106 Desp. 301 Col. Roma 06700 Mexico, D.F.	Manager and Director Minera y Metalurgica del Boléo, Consulting Geologist	30,000[4]	January 22, 2002
Kendra Low, BHK Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3	VP Administration and Corporate Secretary of the Company; previously assistant to the President and VP Operations of the Company	5,000	Corporate Secretary July 20, 2006 VP Administration May 2, 2008

1.

4,082,400 shares are owned by a trust located in the Cayman Islands in which John Greenslade and his family are, indirectly, potential discretionary beneficiaries. Mr. Greenslade and his family have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustee.

2.

13,637,000  shares are owned by a trust located in Guernsey, Channel Islands, in which Robert Mouat is a discretionary beneficiary. Mr. Mouat has no legal interest in such shares nor does he exercise direction or control over such shares or over the trustee.

3.

Denotes a member of the audit committee.

4.

In addition to direct holdings, 125,000 shares are owned by a trust located in Nassau, Bahamas, in which Tawn Albinson’s wife and infant son are discretionary beneficiaries, although they have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustee.

NB: Other principal directorships can be found in the Company’s Management Information Circular, dated March 19, 2009.

Currently there are three executive committees of the Company’s Board of Directors: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee.

John Greenslade, P.Eng. LLB., President & Director. Age 60 years

Mr. Greenslade began his career in the mining industry in 1968.  He graduated from the University of British Columbia (“UBC”) in 1972 with a Bachelor of Applied Science degree in Mineral Engineering and joined Placer Development Corp. (now Barrick Gold Corp.) as a metallurgist.  Mr. Greenslade received a Master of Engineering degree in 1975 from UBC and subsequently graduated with a Bachelor of Laws in 1978 from the UBC Faculty of Law.  Mr. Greenslade was admitted as a member of the Association of Professional Engineers for the Province of British Columbia in 1976 and was admitted as a Member of the Law Society of British Columbia in 1979.  He practiced law with the firm of Clark Wilson until 1981 when he co-formed the law firm Holmes Greenslade.  His legal practice focused on mining, corporate and securities law, as well as cross border tax issues and offshore trusts.  Mr. Greenslade has been involved in the funding of numerous mining projects, at all stages of exploration, development and production, in various capacities, including legal counsel and director of a TSE listed company, from October 1995 to July 1999 and Minterra Resource Corp., a TSX Venture Exchange company, from 1991 to present.  Mr. Greenslade has been involved with the Boleo Property since 1992, initially in its identification and staking and thereafter as a director of Terratech or Mintec.  He is retained through Kendron Petroleum Management Corporation to provide management services to the Company and devotes the majority of his time to the Company. He is also (since 1991) the President and a director of Minterra Resource Corp., a TSX Venture Exchange listed company.

Michael Shaw, P.Eng. Vice President, Engineering and Construction.  Age 62 years

Mr. Shaw graduated from the University of Texas, El Paso with a Bachelor of Science in Chemistry and a Master of Science in Metallurgical Engineering, in 1970 and 1975, respectively. Mr. Shaw has over 38 years experience in the mining and metals industry, with 25 of those years dedicated to project engineering and construction management, mostly in Latin America. He recently worked for Newmont Mining Corporation as Project Director for the Minas Congas Project in northern Peru, a multi-billion dollar copper gold project. Mr. Shaw also held the title of Regional Director of Projects and was responsible for project execution in Africa. From 1999 to 2005 he held the position of Vice President, Project Manager of Apex Silver Mines Corporation out of Denver, Colorado. Mr. Shaw was responsible for engineering, permitting, construction and start-up of the San Cristobal zinc/lead/silver mine project in Bolivia. He participated in the finalization of the feasibility study and then continued on to lead the preparation of basic engineering and permitting for the project. Mr. Shaw has been instrumental in the engineering, construction and start-up of numerous copper, gold and nickel projects globally, both as an operator and engineer-constructor from 1969 to present, including the Tiomin Resources, Inc. Cerro Colorado copper deposit in Panama, CODELCO projects in Chile, for Cyprus in Peru, and various projects for Phelps Dodge Corporation. Mr. Shaw also served as Project Manager for Bechtel and Davy McKee (now Aker Kvaerner.) Mr. Shaw’s experience in the last 25 years has largely focused on project development throughout Latin America.  Mr. Shaw is a member of the SME, MMSA and has been admitted as a professional engineer in California, Arizona and New Mexico.

Rowland Wallenius, C.A., Chief Financial Officer.  Age 39 years.

Mr. Wallenius graduated with a Bachelors of Business Administration in Accounting from Simon Fraser University, Burnaby, B.C. (1993) and became a Chartered Accountant in 1996. He worked as a Chartered Accountant for BDO Dunwoody and Collins Barrow in Vancouver, B.C., focusing on public company auditing. In 1997, Mr. Wallenius became corporate controller of a publicly traded waste recycling company until 1999 when he joined Planet Earth Recycling Inc. as President and CFO. In both these positions he was responsible for the accounting, regulatory departments and equity financing by the companies. From late 2001 to 2005 he provided accounting and consulting services to several private and public corporations including several start-up ventures in which Mr. Wallenius set-up the accounting and internal control systems for public reporting in Canada and the United States. In 2005, Mr. Wallenius joined the resource industry when he became the interim controller of Augusta Resources Corporation, Sargold Resource Corporation and Wildcat Silver Corporation. He continued development of financial and public reporting, assisted in equity financing and assisted in graduation to the Toronto Stock Exchange. Mr. Wallenius is responsible for finance, corporate and operational accounting and treasury.

C. Thomas Ogryzlo – P. Eng, Director. Age 69 years

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

Mr. Ogryzlo has been President of several mining companies, including, Triton Mining Corporation and Black Hawk Mining.  He has also held the positions of President and CEO of Kilborn SNC-Lavalin, a large mining engineering company.  His experience in exploration and development of multi-million dollar projects spans the world. Over a six year period, he directed process development work for Hanna Mining, initially as project manager and subsequently as President and General Manager, for the Cerro Matoso ferro-nickel project in Columbia where he was instrumental in organizing a US$450,000 financing involving World Bank, Exim, and a group of 52 private banks led by Chase Manhattan.

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

Graham Thody – C.A., Director.  Age 58 years

Mr. Thody was a Partner of Nemeth Thody Anderson, Chartered Accountants of Vancouver B.C. from1980 to 2007.  Mr. Thody’s practice focused on corporate mergers and acquisitions as well as domestic and international tax issues.  His practice also focused on the auditing of publicly listed companies as well as participation in the Initial Public Offering process for several corporations. In addition to the Company, he is currently a Director of two corporations listed on the TSXV, Goldsource Mines Inc., and SilverCrest Mines Inc. as well as two corporations listed on the TSX, Geologic Explorations Inc. and UEX Corporation, all of which are involved in mining exploration throughout either North, Central, or South America.

Mr. Thody is a member of the British Columbia Institute of Chartered Accountants (“BCICA”) as well as the Canadian Institute of Chartered Accountants.  He is formerly a member of the BCICA By-Laws Committee.  Mr. Thody was a Director and the Chairman of the Finance Committee for the Lions Gate Hospital Foundation. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia.  He is an independent director and is not involved in the day to day affairs of the Company.

Ross Glanville, B.A.Sc., P.Eng, MBA, Director.  Age 62 years

Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, he obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, he became a member of the Certified General Accountants of B.C. (CGA). Mr. Glanville has almost forty years of experience in mining, exploration, finance, marketing, and management, and held senior executive positions with major and junior mining and consulting companies. As an independent consultant over the past twenty-five years, Mr. Glanville has specialized in valuations of exploration/development/mining companies and properties; and has also provided many fairness opinions, and acted as an expert witness in court cases involving valuation disputes related to financial and technical issues. Mr. Glanville has valued more than 500 mining and exploration companies in Canada, the U.S.A., Australia, and Mexico, as well as over 150 in many other areas of the world, including Africa, South America, Europe, and Asia. He has formed public companies (listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, and the TSX Venture Exchange) and has served on the Boards of Directors of three companies with producing mines. Mr. Glanville has also acted in more than 50 court cases and assessment appeal board hearings in Canada, the U.S.A., Australia, and the U.K. He has written several articles, and given many presentations, related to the valuation of exploration and mining companies. Some of these articles were published by the United Nations, the Society of Mining Engineers, and by various Canadian magazines and newspapers.

Mr. Glanville has provided a large number of fairness opinions (more than 200) for mergers, amalgamations, and acquisitions of public and private companies. These assignments were undertaken for investment dealers, regulatory bodies (including stock exchanges), banks, various government agencies, venture capital firms, forestry companies, mining and exploration companies, oil and gas companies, and others.  He is an independent director and is not involved in the day to day affairs of the Company.  He is a director of one company listed on the TSX (Starfield Resources Inc.) and two other corporations listed on the TSXV (Archon Minerals Limited and Nevada Geothermal Power).

Robert Mouat, Director. Age 58 years.

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

David Dreisinger, Ph.D, P.Eng, Vice President Metallurgy.  Age 51 years.

Dr. Dreisinger holds the position of Professor and Industrial Research Chair in Hydrometallurgy at the University of British Columbia.  He has been a professor at UBC since 1988.  He has published over 100 papers and has been involved as a process consultant in industrial research programs with metallurgical companies. He has participated in 11 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper matte.  Dr. Dreisinger also co-invented the Mt. Gordon Copper Process for copper recovery from sulfide ores and the Sepon Copper Process for copper recovery from sulfidic-clayey ores.  He has been actively involved in the development of the proposed metallurgical flow sheet for Boleo and is one of the recognized experts in the world in the area of hydrometallurgy.  He devotes such time as is necessary to the Company, which is typically less than twenty-five percent of his time. He is also a director of Polymet Mining Corp.

Tawn Albinson, M.Sc. (geology), Managing Director Minera y Metalurgica del Boleo S.A. de C.V.  Age 58 years

Mr. Albinson holds a Bachelor of Science in geology from Macalester College and a Master of Science in economic geology from the University of Minnesota.  Mr. Albinson has been an exploration geologist in Mexico throughout the majority of his career and has run a large number of drilling programs during such period. Since May 1998, to the present time, he has run a fluid inclusion laboratory in Mexico City, providing consulting services to various companies in the gold mining industry.

Kendra Low, B.H.K. MBA Candidate. Vice President-Administration & Corporate Secretary.  Age 29 years.

Ms. Low holds a Bachelor of Human Kinetics, Minor in Commerce, from the University of British Columbia (UBC) and is currently working on a Master of Business Administration.  She has been involved with the Company since completion of the Reverse Acquisition in April 2004. Prior to joining the Company, Ms. Low worked for the law firm of Holmes Greenslade, barristers and solicitors, as a legal assistant in corporate securities. She was appointed Corporate Secretary on July 20, 2006 and Vice President Administration on May 2, 2008. She is responsible for the creation and regulation of the Company’s corporate governance structures, policies and mechanisms; corporate communication, conduct and regulatory compliance in both Canada and the United States; board and shareholder meetings and communication; office and personnel management; creation and administration of company policies and procedures; and implementation of corporate-wide management and document retention systems.She devotes all of her time to the Company.

Family Relationships

There is one family relationship among the named persons. John Greenslade and Kendra Low are father and daughter respectively. Mr. Greenslade abstained from voting, due to his relationship to Ms. Low, at the time Ms. Low was hired by the Company, as well as the time she was appointed as an officer of the Company.

Arrangements

There are no arrangements or understandings regarding the selection of named persons.

Potential Conflicts of Baja’s Officers/Directors

Certain members of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  For example, John Greenslade and Rowland Wallenius are also the President and CFO, respectively of Minterra Resource Corp., a mineral exploration company; Robert Mouat is a director of Terra Gaia Environmental Group., an environmental company whose intellectual property rights have been transferred to Baja. Such associations may give rise to conflicts of interest from time to time.  In particular, Minterra Resource Corp. is also involved in the mining industry which leads to the possibility that such companies could compete with the Company for the acquisition of mineral projects.

If a director or senior officer of the Company holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer of the Company, the director or senior officer must disclose the nature and extent of the conflict to the directors of the Company, in accordance with corporate law and in accordance with his or her fiduciary obligations as a director or senior officer of the Company.  The Company’s Code of Business Conduct and Ethics details how conflicts of interest should be handled by employees, officers and directors with respect to personal or corporate opportunities where a conflict of interest may be present.

B.

Compensation

Executive Compensation

 During the fiscal year ended December 31, 2008, the Company had five Named Executive Officers (for the purposes of Canadian securities legislation), namely:

(a)

John W. Greenslade, President and Chief Executive Officer

(b)

Rowland Wallenius, Chief Financial Officer

(d)

Michael Shaw, Vice President Construction and Engineering

(e)

Eric Norton, Vice President Project Development and Operations

(f)

Tawn Albinson, Managing Director, Minera y Metalurgica del Boleo S.A.de C.V.

The following table (presented in accordance with the rules (the "Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2008, and the other three most highly compensated executive officers of the Company as at December 31, 2008 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers”).

Table 18: Summary Compensation Table

NEO Name & Principle Position	Year	Annual		Long Term		Other	Total Compensation ($)
		Base ($)	Bonus ($)	Options Awards (#)	Options Awards ($)	All Other Compensation($)
John Greenslade	2008 2007 2006	$288[1] $288[1] $258 [1]	[6,7]$143 [12]$12 Nil	400,000 Nil 1,000,000	$280 $Nil $605	Nil Nil Nil	$711 $300 $863
Rowland Wallenius	2008 2007 2006	$162 $126 $20	[6,8]$34 [12]$6, Nil	325,000 Nil 500,000	$143 Nil $344	Nil Nil Nil	$339 $132 $364
Michael Shaw	2008 2007 2006	180 [5] $60 [5] Nil	[6,9]$96 Nil Nil	250,000 300,000 Nil	$162 $311 Nil	Nil Nil Nil	$438 $371 Nil
Eric Norton	2008 2007 2006	[2]$199 $217 $145	[6,10]$27 [12]$9 Nil	200,000 Nil 750,000	$127 Nil $498	$44 Nil Nil	$397 $226 $643
Tawn Albinson	2008 2007 2006	$72[3] $72[3] $36[3]	[11]$26 [12]$9 Nil	Nil 200,000 300,000	Nil $182 $203	$132 $132 $132	$230 $395 $371

Notes:

1.

Mr. Greenslade is a shareholder in Kendron Petroleum Management Corporation, a private British Columbia company, which was entitled under a management agreement to receive compensation of $288,000 per year.

2.

Eric Norton’s position was terminated effective November 30, 2008 and as such compensation is calculated for 11 months of the year.

3.

Paid for administrative duties as Managing Director of MMB.

4.

Paid for consulting geological services outside the scope of his administrative duties as Managing Director of MMB.

5.

Michael Shaw is a shareholder of Ravens Wing, a private company, which, under agreement, receives management fees for services performed for the company.

6.

The bonus compensation noted was awarded on January 30, 2008 in conjunction with construction financing of the Boleo Project. 100% payment of the bonus was contingent on construction financing closing by October 31, 2008 and as construction financing did not close but a portion of the financing was arranged and secured, only 25% of the DFS and construction financing bonuses were paid. The remaining 75% of the unpaid bonus has been cancelled as conditions to payment were not met by October 31, 2008.The balance of the bonus noted was a performance bonus paid in December 2008.

7.

25% of DFS and Financing Bonuses = $112,250; December performance bonus = $12,000.

8.

25% of DFS and Financing Bonuses = $26,250; December performance bonus = $7,500.

9.

25% of DFS and Financing Bonuses = $6,250; balance of bonus is contractual yearly bonus of $90,000.

10.

25% of DFS and Financing Bonuses = $27,125.

11.

25% of DFS and Financing Bonuses = $17,750; December performance bonus = $8,500

12.

Performance bonus paid in December 2007.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Baja’s securities), was paid or distributed to the NEO’s during the most recently completed financial year.

Option/SAR Grants during the Two Most Recently Completed Financial Year

The following options to purchase common shares of the Company were granted to or exercised by the Company's NEO’s during the Company’s fiscal year ended December 31, 2007:

Table 19: Options Granted in the fiscal year ended December 31, 2007

Name and Office	Securities Under Options/ SARs Granted	Percentage of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the date of Grant ($/Security)	Expiration Date
John Greenslade	0	0	N/A	N/A	N/A
Rowland Wallenius	0	0	N/A	N/A	N/A
Mike Shaw	300,000	17.14	1.95	1.79	August 17, 2012
Eric Norton[1]	0	0	N/A	N/A	N/A
Tawn Albinson	200,000	11.43	1.46	1.56	August 17, 2012

1.

Eric Norton is no longer an officer or employee of the Company, effective November 28, 2008.

The above described options were granted at the discretion of the Company’s board of directors, at the market price of the Company’s common shares set in accordance with the policies then in effect as established by regulatory authorities having jurisdiction over the Company's affairs.

During the fiscal year ended December 31, 2008 further options were granted to NEO’s of the Company.  Options granted during 2008 are set out in the table below:

Table 20: Options Granted in the fiscal year ended December 31, 2008

Name and Office	Securities Under Options/ SARs Granted	Percentage of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the date of Grant ($/Security)	Expiration Date
John Greenslade	400,000	8.7	1.52	1.51	May 16, 2013
Rowland Wallenius	200,000	7.0	1.32	1.28	July 10, 2013
	125,000		0.40	0.27	Nov. 19, 2013
Mike Shaw	50,000	5.4	1.52	1.51	May 16, 2013
	200,000		1.32	1.28	July 10, 2013
Eric Norton[1]	200,000	4.3	1.32	1.28	July 10, 2013
Tawn Albinson	0	0	0	N/A	N/A

1.

Eric Norton is no longer an officer or employee of the Company, effective November 28, 2008. Note that as per the Company’s Stock Option Plan, the options noted in the table above expired 90 days post termination of the optionee and as such these options were terminated on February 28, 2009 as they were not exercised.

On December 6, 2008 the Board of Directors of Baja approved the re-pricing of all outstanding options above $0.40 per share to $0.40 per share, subject to the approval of the TSX and disinterested shareholders. The TSX conditionally accepted the re-pricing in January 2009, subject to disinterested shareholder approval at the May 14, 2009 Annual General and Special Meeting of shareholders.

As a development stage company, Baja relies heavily on incentive stock options as a means of attracting and retaining employees and consultants rather than the large salaries and bonuses, pension contributions and profit sharing plans relied upon for this purpose by more established companies. Despite the current global economic downturn, demand for knowledgeable, experienced and motivated personnel in the natural resource sector remains high and attracting and retaining such employees and consultants in a competitive environment is one of Baja's biggest challenges.

The stated goal of the incentive stock option plan approved by the Company's shareholders is to attract and retain qualified personnel to work for the Company.  However, most of Baja's outstanding options no longer accomplish this goal.  The worldwide decline in stock prices which began in mid 2008 has affected Baja's stock price as it has the stock prices of most other issuers, and the majority of Baja's outstanding stock options now have exercise prices which exceed five times the current market price of Baja's Shares.  Such options provide no incentive to their holders, as they are so far out of the money there is no prospect of their exercise in the foreseeable future regardless of Baja's success.  It is also unfair to existing employees and consultants that people joining the Company now are entitled to receive options priced at the current market price, while long-standing Baja personnel have options which are effectively useless.

While the value of your shareholdings and those of management have also declined, the incentive for our employees and consultants to remain with Baja also declined. We have attracted a strong team of people who are not easily replaced and Baja wants to ensure they have the potential for a large economic reward for the efforts, as employees, on behalf of all shareholders. Under TSX rules, the outstanding options were eligible to be re-priced to $0.23 per share. Management and the Company’s directors felt that pricing at nearly twice the market price per share to $0.40 provided an appropriate incentive that involves lesser share dilution.

No further options are being awarded to eligible employees, directors or officers in this proposed re-pricing. The options eligible for re-pricing are options that have already been granted to all eligible persons.

The breakdown of options eligible for re-pricing is shown in the table below.

Table 21: Number of Options Affected by the Potential Re-Pricing
		# of Options
	Total Number of Options Outstanding under the Plan (at December 31, 2008)	12,800,000
LESS:	Number of options that presently have an exercise price of equal to or less than $0.40:	2,310,000
LESS:	Number of options expiring or terminating before the AGM and therefore will not benefit from the re-pricing:	1,250,000
	Total Number of Options Affected by Potential Re-Pricing	9,240,000

The options outstanding and all options affected by the potential re-pricing were granted between March 22, 2004 and December 2, 2008 in accordance with the Company’s Stock Option Plan (the “Plan”).

8,140,000 options are priced at $1.30 or above representing more than 63% of all outstanding options.

The re-pricing proposal put forth by management of Baja has been accepted by the Toronto Stock Exchange, conditional on the majority approval of disinterested shareholders. While TSX regulations only require disinterested shareholder approval of options held by insiders of the Company, Baja seeks shareholder approval of all options eligible for re-pricing.

There will be no extension to the term of any options, nor are we requesting any changes to any parameters of the Company’s Plan, the terms of which were re-approved by shareholders at our 2008 AGM.

Aggregated Option Exercises during the Most Recently Complete Financial Year and Financial Year-End Option Values

There were 330,000 options exercised by directors and officers of the Company during 2008.  At December 31, 2008, the trading price of the Company’s shares on the TSX was $0.22 per share and, accordingly, the exercise price of options granted to all employees, including all directors and officers of the Company, was above the market price of the Company’s shares.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have any defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibilities and Employment Contracts of NEO’s

Neither the Company nor MMB has entered into any employment agreements with during the most recently completed financial year.

Except as disclosed, neither the Company or MMB has any compensatory plan or arrangement in respect of compensation received or that may be received by any Executive Officer in the Baja or MMB’s most recently completed or current financial year to compensate such Executive Officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control with the exception of the following

1.

The contract of Kendron Petroleum Management, in which Mr. Greenslade, President, CEO and Director of the Company, is a shareholder, provides that in the event of a change of control, two years remuneration will be provided as severance, In addition, the contract between Kendron, Greenslade and the Company states that the contract cannot be terminated for a period of 180 days from a change of control of the Company.  If such contract is terminated during such period, Kendron would remain entitled to receive its normal monthly remuneration until the end of the contract term;

2.

The contract of Rowland Wallenius, Chief Financial Officer of the Company, provides that in the event of a change of control, two years salary will be provided as severance;

3.

The contract with Michael Shaw, Vice President - Construction and Engineering of the Company provides that in the event of a change of control, the greater of the balance owing on a three year contract or two year’s salary will be provided as severance.

Directors Compensation

During 2006, the Board of Directors approved a table of compensation for all independent directors as follows that is still consistent with director remuneration for the year ended December 31, 2008:

Position

Compensation (not in thousands)

Independent Director

$1000 per month

Member of a Committee

additional $250 per committee per month

Chairing of a Committee

additional $250 per committee per month

Independent directors received aggregate compensation to December 31, 2008 as follows, in accordance with the above table:

Table 22: Independent Directors Remuneration per Individual

Name	Position	Committees	Remuneration
Graham Thody	Independent Director; Chair Audit Committee	Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee	$24
Tom Ogryzlo	Independent Director; Chair of Board; Chair of Compensation Committee	Audit Committee Compensation Committee Nominating and Corporate Governance Committee	$24
Ross Glanville	Independent Director; Chair of Nominating and Corporate Governance Committee	Audit Committee Compensation Committee Nominating and Corporate Governance Committee	$24

Indebtedness of Directors and Officers

None of the directors or officers of MMB or the Company,, or any associate of any such person, has been indebted to the Company or MMB at any time during the most recently completed financial year.

Stock Option Plan

In accordance with TSX policies, the Company gains shareholder approval of the Company’s Stock Option Plan (the “Plan”) and ratifies all options outstanding under the Plan every three years. Shareholders approved the existing Plan at the 2008 AGM of the Company held May 1, 2008. The next scheduled approval of the Plan (all ratification of all outstanding options under the Plan) will take place at the 2011 AGM.  Under the Plan, the maximum number of shares in respect of which options may be outstanding at any given time is equivalent to 10% of the issued and outstanding shares of the Company at that time.

Principal terms of Stock Option Plan

The purpose of the Plan is to attract, retain and motivate management, staff, consultants and other qualified individuals by providing them with the opportunity, through share options, to acquire proprietary interest in the Company and benefit from its growth.  The options are non-assignable and may be granted for a term not exceeding that permitted by the TSX, currently five years.  Other material aspects of the Plan are as follows:

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

•

as long as required by TSX policy, no one individual may receive options on more than 5% of the issued and outstanding shares of the Company (the “Outstanding Shares”) in any 12 month period, no one consultant may receive options on more than 2% of the Outstanding Shares in any 12 month period, and options granted to persons employed to provide investor relations services may not exceed, in the aggregate, 2% of the Outstanding Shares in any 12 month period;

•

options may not be granted at prices that are less than the Discounted Market Price as defined in TSX policy;

•

In the event the Company wishes to amend the exercise price or extend the term of any options held by insiders of the Company, shareholders approval (excluding the votes of securities held directly or indirectly by insiders benefiting from such amendment) will be required prior to the exercise of any such options at the reduced exercise price or during such extended term.;

•

Unless otherwise fixed by the Board of Directors at the time the particular options are granted, subject to provisions set forth in the Plan, options shall vest over a two year period and may be exercised in whole or in part at any time from time to time as follows:

Period	Number of Stock Options Vested
6 months after the Date of Grant	1/4 of grant
On or after the first anniversary of the Date of Grant	1/4 of grant
18 months after the Date of Grant	1/4 of grant
On or after the second anniversary of the Date of Grant	1/4 of grant

•

If an Optionee’s options expire during a ‘blackout period’, the Optionee has the right to hold and exercise the affected options up to and including 10 business days past the end of the blackout period (this is not considered an extension of the option period). At the end of the 10th day, if the options have not been exercised, they will be considered expired. Optionees whose employment is terminated with cause during a blackout period are not eligible for any option term extension, without the consent of the Board; and

•

in the event of a reorganization of the Company or the amalgamation, merger of consolidation of the shares of the Company the Board of Directors shall make such appropriate provision for the protection of the rights of the optionee as it may deem advisable.

C.

Board Practices

As at December 31, 2008, the board of directors of the Company (the “Board”) is comprised of two related (non-independent) and three unrelated (independent) directors.  Neither the Company nor its subsidiary companies, have contracts with its directors, in their capacity as directors, providing for benefits upon termination of employment.  The consulting agreement among the Company, Kendron Petroleum Management Corporation and John Greenslade provides that such contract cannot be terminated for a period of 180 days from a change of control of the Company.  If such contract is terminated during such period, Kendron Petroleum Management Corporation and Optimum Project Services Limited would remain entitled to receive their normal monthly remuneration until the end of the contract term.

The role of the directors is to oversee the conduct of the Company’s business and to supervise management, which is responsible to the directors for the day-to-day conduct of business. However, given the size of the Company, transactions of moderate value are of relative importance to the Company and are addressed by the directors.  The directors’ duties and responsibilities are set forth in the Board Mandate approved by the Board of Directors on December 15, 2008. The Board mandate is laid out below.

1.0

Introduction

The Board of Directors (the "Board") of Baja Mining Corp. (the "Company") is responsible for the stewardship of the Company and supervising the management of its business and affairs. The Board shall review, discuss and approve various matters relating to the strategic direction, business, operations and organizational structure of the Company, with a view to the best interests of the Company.

2.0

Board Composition

The Board shall be composed of directors (“Directors”) elected by shareholders of the Company at the Annual Meeting of shareholders and Directors appointed by the Board between Annual Meetings in accordance with applicable law.

The Board of Directors supervises management, and in that regard the independent directors provide an important function. The Board will be comprised of a majority of independent directors.

“Independence” is defined as set forth in National Instrument 52-110.

The composition of the Board, including the qualifications of its members, shall comply with all other applicable requirements of corporate legislation, the stock exchanges (the “Exchange(s)”) on which the Company’s securities are listed and securities regulatory authorities, as adopted or amended and in force from time to time.

The Board will annually appoint an independent director as Chairperson of the Board.

3.0

Executive Board Committees

The Board may constitute such committees (the “Committees”) as it deems necessary or desirable from time to time, including:

•

an Audit Committee,

•

a Nominating and Corporate Governance Committee (“NCG Committee”); and

•

a Compensation Committee

With respect to the Committees, the Board may:

a)

Delegate to the Committees matters for which the Board is responsible, to the extent such delegation is permitted by law.  Notwithstanding the delegation of any of its responsibilities to a Committee, the Board retains its oversight function and ultimate responsibility for all delegated matters. All matters recommended by individual committees only take full force and effect once reviewed and approved by the Board.

b)

Appoint only independent directors to each of the Committees of the Board.

c)

In the case of the Audit Committee, appoint only independent directors who are, also financially literate to serve as members and/or the chairperson of the Committee.

d)

Re-appoint Committee members on an annual basis.

e)

Ratify each Committee’s selection and appointment of Committee Chair annually.

f)

Adopt written charters for each of the Committees, setting out the responsibilities of the Board that are delegated to the Committees.

g)

Review and approve each Committee charter annually. In advance of the annual Board approval of individual Committee charters, each Committee is responsible for reviewing its respective charter and recommending any changes to the Board for final approval.

h)

Determine and re-evaluate, from time to time, the compensation of Committee members and each Committee Chair, taking into account recommendations from the Compensation Committee.

4.0

Specific Board Duties

There are specific roles and responsibilities that must be carried out by the Board in order to ensure the stewardship of the Company in a profitable, sustainable and responsible manner.

In order to carry out its fiduciary duty, as well as its duty of care and loyalty to the Company and its shareholders, the members of the Board will do the following:

4.1

Leadership

a)

Provide leadership in setting and upholding the mission, vision, principles and values of the Company, in conjunction with the Chief Executive Officer (CEO).

b)

Provide leadership and vision in the supervision of management of the Company.

4.2

Board Meetings

a)

Meet a minimum of four times per year and as many additional times per year as necessary in order to carry out its duties effectively. Attendance via conference call is considered full and effective attendance at Board meetings.

b)

Meet in separate, independent and non-management in-camera sessions via meetings of the fully independent committees.

c)

Meet in separate, non-management in-camera sessions at a minimum of two regularly scheduled meetings.

d)

Meet in separate, non-management, in-camera sessions with any internal personnel or outside advisors, as deemed necessary and appropriate, in order to make informed decisions and carry out their duties.

e)

Attend at least 80% of the scheduled Board meetings held each year.

f)

Review meeting materials and supporting documents pertaining to agenda items prior to regularly scheduled Board meetings in order to be informed on relevant topics and participate in and contribute to discussions.

4.3

Meeting Documentation

a)

Produce minutes for each of its meetings, including meetings of each of the independent Committees of the Board, within 15 business days, following each meeting. Minutes (with appropriate amendments, as agreed to by those in attendance) must be adopted and approved by resolution at the subsequent scheduled Board, or if appropriate, Committee, meeting. The Board may appoint a non-board member as recording secretary at board meetings and committee meetings. Any resolutions passed during in-camera sessions must be recorded. The Chairperson and Recording Secretary are responsible for sign-off of Board meeting minutes.

4.4

Chief Executive Officer (CEO)

a)

Select, appoint, evaluate and, if necessary, terminate, the CEO.

b)

Receive, review and take appropriate action on recommendations from the Compensation Committee regarding compensation and bonuses for the CEO.

c)

Assist in the development of and, approve on an annual basis, the corporate objectives that the CEO is responsible for meeting, and assess the CEO annually against those objectives.

4.5

Board Chair

a)

Annually appoint an independent director as Chairperson of the Board.

4.6

Strategic Planning

a)

Adopt a strategic planning process and approve (at least annually) a strategic plan developed and proposed by management (with appropriate amendments requested by the Board) which takes into account the business opportunities and business risks of the Company.

b)

Monitor performance against the Strategic Plan.

c)

Review with management, from time to time, the strategic planning environment, the emergence of new opportunities and risks, and the implications of the foregoing for the strategic direction of the Company.

4.7

Annual Capital & Operating Plans

a)

At least annually, approve an Annual Capital Expenditure & Operating Plan for the Company, which includes business plans, construction and operational requirements, organizational structure, staffing, budgets and expenditure plans.

4.8

Risk Management

a)

Identify the principal business risks of the Company and ensure that there are appropriate systems put in place and actions taken to manage these risks.

b)

Oversee the management of environmental risks and practices, charitable activities, and other social responsibility matters.

4.9

Integrity and Ethical Conduct

a)

Satisfy itself, to the extent feasible, as to the integrity of the CEO and other officers, and that the CEO and other officers create a culture of integrity throughout the organization.

b)

Provide leadership and support to the Company with respect to its Social and Environmental Responsibility.

c)

Ensure the implementation of appropriate environmental stewardship and health and safety management systems that are sufficient, within the norms and practices of the mining industry, to ensure compliance with applicable laws and policies of the Company;

d)

Ensure policies and procedures to maintain internal control over financial reporting are in place.

e)

Ensure policies and procedures designed to maintain appropriate and effective audit and accounting practices are in place.

f)

Ensure appropriate standards of corporate conduct (including adopting a Code of Business Conduct and Ethics (the “Code”) designed to promote integrity and deter wrongdoing) that is applicable to all directors, officers and employees, and addresses, among other things:  (i) conflicts of interest; (ii) protection and proper use of corporate assets and opportunities; (iii) confidentiality of corporate information; (iv) fair dealing with the Company’s security holders, customers, suppliers, competitors and employees; (v) compliance with laws, rules and regulations; and (vi) reporting of any illegal or unethical behaviour;

g)

Foster ethical and responsible decision making by management and set the ethical tone for the Company, management and all employees.

h)

Monitor compliance with the Code and grant any waivers from the Code for the benefit of directors or officers of the Company in accordance with the applicable requirements of securities regulatory authorities or the stock exchanges on which the Company’s securities are listed, as adopted or amended and in force from time to time.

i)

Respond as necessary to any violations of any of the Company’s codes, charters or policies and take all steps necessary to resolve potential conflict of interest situations.

4.10

Communication, Disclosure and Compliance

a)

Adopt a Communication and Corporate Disclosure Policy for the Company to ensure there are policies and procedures in place to maintain the integrity of the Company’s internal disclosure controls and procedures and external communication and disclosure controls. The policy or policies will: mandate activities relating to timely public disclosure; ensure all material information is properly gathered and reviewed; and monitor and evaluate compliance with, and the effectiveness of, such controls and procedures.

b)

Annually review the Communication and Corporate Disclosure Policy, and consider any recommended changes.

c)

Adopt a process for shareholders and other interested parties to communicate directly with the Board or the independent directors, as appropriate.

4.11

Governance

a)

With the NCG Committee, develop the Company’s approach to corporate governance.

b)

Once or more annually, and with the recommendation of the NCG Committee, receive for consideration any recommended amendments to:

i.

Board Mandate;

ii.

Chair of the Board Position Description;

iii.

Audit Committee Charter;

iv.

Audit Committee Chair Position Description;

v.

Compensation Committee Charter;

vi.

Compensation Committee Chair Position Description;

vii.

NCG Committee Charter;

viii.

NCG Committee Chair Position Description;

ix.

CEO Position Description;

x.

CFO Position Description; and

xi.

Corporate Secretary Position Description.

c)

With the NCG Committee, ensure the Company’s governance practices are appropriately disclosed.

d)

At the recommendation of the NCG Committee, annually determine those individual directors proposed to be nominated for election at the next annual general meeting of shareholders.

e)

At the recommendation of the NCG Committee, annually determine each individual director’s status as independent or not-independent, and ensure adequate and correct disclosure is made.

f)

At the recommendation of the NCG Committee, evaluate the relevant relationships of each independent director and determine if such relationship precludes a director from being independent;

g)

At the recommendation of the NCG Committee, analyse, review, and appropriately disclose the competencies of each director of the Company, including the designation as a “financially literate” person for the purpose of the Audit Committee as set forth under applicable laws and regulations.

h)

At the recommendation of the NCG Committee, and with respect to nominating or corporate governance matters, or in relation to any written and approved company policies, discuss, review and act upon matters brought to the attention of the Board in a timely manner.

4.12

Delegations & Approval Authorities

a)

Review and approve financings, acquisitions, dispositions, investments and other transactions that are not in the ordinary course of business or involve revenues, expenditures or other amounts that are in excess of the limits prescribed from time to time by the Board;

b)

Review and, with the recommendation of the Audit Committee, approve the quarterly results, financial statements and associated Management’s Discussion and Analysis, and any other disclosure material associated with the same.

c)

Review and, with the recommendation of the Audit Committee, approve the annual results, financial statements, MD&A and Form 40-F prior to filing them or furnishing them to the applicable securities regulators and prior to any public dissemination of information related to the same.

d)

Review and approve the Annual Information Form.

e)

Review and approve all stock option grants or amendments thereto to all eligible persons under the Company’s Stock Option Plan.

f)

Annually delegate approval authorities to the CEO, and review and revise them as appropriate.

g)

Consider, and at the Board’s discretion, approve any matters recommended by the independent Committees of the Board.

h)

Consider, and in the Board’s discretion, approve any matters recommended by management.

4.13

Succession

a)

Implement, with the input of the appropriate Committees where necessary, a strategy and plan to deal with director succession, including criteria for: size and composition of the board; identification of qualified individuals; tenure and responsibilities; orientation, education and performance assessment.

b)

Assist the CEO in the creation of a strategy for management succession

4.14

Compensation

a)

Review and approve the compensation of officers of the Company, as well as the corporate objectives and goals applicable of each officer, based on the advice and suggestion of the Compensation Committee. Ensure that the compensation is competitive within the industry, the composition mix (i.e., between cash, short-term incentives and long-term incentives) provides an appropriate incentive to each member relative to his or her responsibilities and the Company's objectives and goals, and that the form of compensation aligns the interests of each such individual with those of the Company.

b)

With the recommendation of the Compensation Committee, approve appropriate incentive, bonus and/or compensation plans for the Company.

c)

With the recommendation of the Compensation Committee, review and approve any award of incentives, bonuses and/or compensation to officers of the Company regardless of whether the award is part of an approved plan as noted in 4.14(b) above or is a separate/additional award.

d)

With the recommendation of the Compensation Committee, approve compensation of independent executive directors, and from time to time, review and approve any amendments thereto.

e)

Engage outside compensation consultants and experts as necessary in order to fairly and accurately make decisions on the compensation of management.

4.15

Board Orientation, Education & Assessments

a)

Ensure there is an appropriate formal orientation program and reference package available for new directors.

b)

With the NCG Committee, ensure there is a continuing education program developed and implemented for all directors.

c)

Review, on an annual basis, the contributions of: the Board as a whole; the Chairperson of the Board, if applicable; any Committees and respective Chairpersons; and each of the directors of the Board, in order to determine whether each is functioning effectively.

 4.16

Review of the Board Mandate

a)

Honour the spirit and intent of applicable law as it evolves, and grant authority to make minor technical amendments to this Mandate to the Corporate Secretary, who will report any amendments to the NCG Committee at its subsequent meeting.

Note that 4.12(c) above specifically states that the Board must review and approve the 40-F before filing, In years where the Company files a 20-F Annual Report in place of the 40-F Annual Report, this statement is meant to reflect that any US regulatory disclosure in the form of an Annual Report must first be approved by the Board before filing.

Committees of the Board

The Company’s board for the ensuing year shall be comprised of five directors, of which three can be defined as “unrelated directors” or “director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings” and do not have interests in or relationships with the Company.

The Board has established three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

The Audit Committee

The Audit Committee currently has three members, Graham Thody, C.A., Chair, Ross Glanville and C. Thomas Ogryzlo.  The Audit Committee Charter requires that the audit committee consist of three directors, all of which are independent.  The committee is appointed annually by the board of directors immediately after the annual general meeting of the Company.  Each member of the Committee must be financially literate, meaning that he must be able to read and understand financial statements.  The Committee’s duties are to monitor and oversee the operations of management and the external auditor.  Specific duties of the Committee are laid out in the Audit Committee Charter of the Company, which is available on SEDAR and the Company’s website and which is laid out below.

The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors (the “Board”) in carrying out its oversight responsibilities relating to:

•

The audit process;

•

The financial accounting and reporting process to shareholders and regulatory bodies; and

•

The system of internal financial controls.

The Charter of the Audit Committee, as approved December 15, 2008 by the Board of Directors of Baja is set forth below.

Composition

The Committee shall consist of at least three Directors, all of whom all of whom shall satisfy the applicable independence and experience requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and the applicable securities regulatory authorities. .  The Committee shall be appointed annually by the Board immediately following the Annual General Meeting of the Company.  The members of the Committee may appoint a Chair by majority vote of the full membership of the Committee. The Committee Chair must be re-appointed annually following the Annual General Meeting of the Company. There is no limit to the number of terms, consecutive or otherwise, a Chair may hold. Each member of the Committee shall be financially literate, meaning that he or she has the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.  One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

Authority

The Committee shall have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties.  The Committee shall have appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of compensation to the registered public accounting firm employed by the issuer for the purpose of rendering or issuing an audit report and to any advisers employed by the Committee.

Meetings and Reporting

The Committee is required to meet a minimum of four times annually, and as many additional times as necessary to carry out its duties effectively. The Committee may, on occasion, hold a meeting by conference call. The Committee may invite such officers, directors, and employees of the Company as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of any matter.

The Committee is required to meet in-camera at each Committee meeting without the presence of management. The Committee is required to meet in-camera with the external auditor at each quarterly and annual meeting without the presence of management.

A quorum for the transaction of business at any meeting of the Committee shall be the presence in person or by telephone or other communication equipment of a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine.  If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present in person or by telephone. If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as there is a quorum of the remaining members.

All decisions of the Committee will require the vote of a majority of its members present at a meeting at which a quorum is present. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. Such instruments in writing may be signed in counterparts and by facsimile, each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

The Committee is required to produce draft minutes for each of its meetings within 15 business days following each meeting. Minutes (with appropriate amendments, as agreed to by those in attendance) must be adopted and approved by resolution at the subsequent scheduled Committee meeting. The Committee may appoint a non-Committee member as recording secretary at Committee meetings.  Any resolutions passed during in-camera sessions must be recorded. The Chairperson, Chief Financial Officer and Recording Secretary are responsible for sign-off of Committee meeting minutes.

Duties

The Committee’s duty is to monitor and oversee the operations of Management and the external auditor.  Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies.  The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The external auditor is also responsible for testing and reporting on the Company’s internal control procedures and processes.

The Committee should review and evaluate this charter and put forth any amendments or revisions to the Nominating and Corporate Governance Committee (“NCG Committee”) regarding this charter on an annual basis.

In order to honor the spirit and intent of applicable law as it evolves, the Corporate Secretary will recommend amendments to this charter, as necessary, to the Committee, and those amendments, along with any additional changes, where appropriate and necessary, will be recommended by the Committee to the Board for final approval and adoption.

The specific duties of the Committee are as follows:

•

Management Oversight:

o

Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;

o

Review and evaluate the Company’s internal  controls, as established by Management;

o

Review and evaluate the status and adequacy of internal information systems and security;

o

Meet with the external auditor at least once a year in the absence of Management;

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

o

Review with the external auditor both the acceptability and the quality of the Company’ accounting principles; and

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

•

Related Party Transactions

•

Review for approval all related party transactions

•

Other

o

With the input of the NCG Committee, review and, at the Committee’s discretion, approve and recommend the Company’s Code of Business Conduct and Ethics to the Board; and

o

With the input of the NCG Committee, review and, at the Committee’s discretion, approve and recommend the Company’s Whistleblower Policy to the Board.

The Compensation Committee

The Compensation Committee consists of three directors: C. Thomas Ogryzlo, Chair, Graham Thody and Ross Glanville.  All members of the Compensation Committee are independent directors.

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

Specific duties of the Compensation Committee (as detailed in the Compensation Committee Charter, approved December 15, 2008) include:

1.

Compare, periodically, the total remuneration and the main components thereof (such as base salary, bonus and other performance incentives) of each of the officers of the Company with the remuneration of comparable officers of similar companies in the mining industry.

2.

Establish and review the overall compensation philosophy of the Company.

3.

Establish and review, at least annually, the Company’s general compensation policies applicable to the Chief Executive Officer (“CEO”) and other officers, including their annual performance objectives relevant to corporate goals and objectives.

4.

Evaluate the performance of the CEO and other officers in light of those goals and objectives and, based on such evaluation, determine and approve the annual salary, bonus, options and other benefits, direct and indirect, of the CEO and other officers.  In determining the compensation, the Committee should consider the Company’s performance, the value of incentive awards to CEO’s and other officers at comparable companies, the awards given to the CEO and other officers in past years, and any other factors it deems relevant.

5.

Review and recommend to the Board for approval, all employment, consulting, retirement and severance agreements and arrangements involving officers, key employees and directors of the Company, and periodically evaluate existing agreements and arrangements for continuing appropriateness.

6.

Review and recommend to the Board for approval in regard to any incentive-compensation plans and equity-based plans that the Company proposes to establish for its directors, officers, employees and consultants (collectively, the “Plans”) and review the appropriateness of the allocation of benefits under the Plans and the extent to which the Plans are meeting their intended objectives and, as appropriate, recommend that the Board make modifications to the Plans.

7.

Review and make recommendations to the Board, all awards of shares, options or other securities pursuant to the Company’s equity-based Plans.

8.

Review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risk involved in being a director, and recommend to the Board for approval the remuneration of the directors.

9.

Review compensation disclosure relating to the directors and the officers of the Company before the Company publicly discloses this information.

10.

Prepare, or direct preparation of, an Annual Report on executive compensation for inclusion in the Company’s management information circular in accordance with applicable securities laws.

In order to honor the spirit and intent of applicable law as it evolves, the Corporate Secretary will recommend amendments to this charter, as necessary, to the Committee, and those amendments, along with any additional changes, where appropriate and necessary, will be recommended by the Committee to the Board for final approval and adoption

The Committee should review and evaluate this charter and put forth any amendments or revisions to the Nominating and Corporate Governance Committee (“NCG Committee”) regarding this charter on an annual basis.

Since the Compensation Committee is made up of all independent directors who are unable to vote on their own compensation, a table of compensation for all independent directors has been established as follows:

Position

Compensation

Independent Director

$1,000 per month

Member of a Committee

additional $250 per committee per month

Chairing of a Committee

additional $250 per committee per month

i.e.:  Independent Director who is a Committee Chairman and member would be paid $1,500/month

The Board of Directors has resolved to increase the compensation to directors and committee members once construction financing for the Boleo Property is completed.  The proposed remuneration is as follows:

Position

(fees noted in monthly amounts)

Compensation

Independent Director

$1,000 per month

Member of a Committee

additional $250 per committee per month

Chairing of a Committee other than Audit Committee

additional $250/month

Chairing of Audit Committee

additional $500/month

Meeting Fees (fees noted in annual amounts)

Compensation

Directors Meeting

$6,000/year

Audit Committee Meeting

$4,000/year

Compensation Committee Meeting

$1,000/year

Nominating and Corporate Governance

Committee Meeting

$1,000/year

The Board’s Performance and Directors’ Compensation and Indemnification

Individual board members, commencing with the year end December 31, 2008, are required to complete an evaluation survey.  The remuneration of the directors is disclosed in the management proxy circulars which are sent to shareholders prior to shareholder meetings.

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

D. Employees

As at December 31, 2008, the Company (including its subsidiaries) had 14 employees in Canada and 32 employees in Mexico.

E. Share Ownership

See “Item 6A. Directors and Senior Management” and “Item 10. A. Share Capital.”

Table 23 below sets forth, as of December 31, 2008, all stock options held by the directors and members of senior management of the Company, individually, including the title and amount of securities called for by the options, the exercise price and the expiration date of the options.

Table 23: Stock Options Held by Directors, Officers and Members of Senior Management at December 31, 2008

Title of Class Underlying Options	Name of Optionee	Exercise Price (Cdn.)	Expiration Date
310,000 Common 390,000 Common 300,000 Common 700,000 Common 400,000 Common	John Greenslade	$0.35 $0.35 $0.81 $1.33 $1.52	March 22, 2009[1] September 15, 2010 March 1, 2011 July 26, 2011 May 16, 2013
310,000 Common 100,000 Common 150,000 Common	Robert Mouat	$0.35 $1.33 $1.52	March 22, 2009[1] July 26, 2011 May 16, 2013
300,000 Common 200,000 Common	Tawn Albinson	$1.33 $1.46	July 26, 2011 April 17, 2012
310,000 Common 40,000 Common 100,000 Common 150,000 Common	Graham Thody	$0.35 $0.35 $1.33 $1.52	August 13, 2009 September 15, 2010 July 26, 2011 May 16, 2013
100,000 Common 150,000 Common 75,000 Common	C. Thomas Ogryzlo	$1.33 $1.52 $1.32	July 26, 2011 May 16, 2013 July 10, 2013
190,000 Common 40,000 Common 100,000 Common 150,000 Common	Ross Glanville	$0.35 $0.35 $1.33 $1.52	April 12, 2010 September 15, 2010 July 26, 2011 May 16, 2013
0 Common	Gaston Reymenants	N/A	N/A
250,000 Common 200,000 Common	David Dreisinger	$1.33 $1.32	July 26, 2011 July 10, 2013
400,000 Common 350,000 Common 200,000 Common	Eric Norton	$1.13 $1.33 $1.32	March 17, 2011 July 26, 2011 July 10, 2013
20,000 Common 80,000 Common 100,000 Common 250,000 Common 100,000 Common	Kendra Low	$0.35 $0.35 $1.33 $1.32 $0.40	May 17, 2009 September 15, 2010 July 26, 2011 July 10, 2013 November 19, 2013

1.

Note at the date of filing these options had expired and were out-of-the-money at the time of expiration.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the best of the knowledge of the directors and senior officers of the Company, the following are the only shareholders of the Company that beneficially owns, directly or indirectly, or exercises control over, shares carrying more than 5% of the outstanding voting rights attached to the Company's Common Shares as at December 31, 2008:

Name of Shareholder

No. of Shares

% of Issued Shares

BARFIELD NOMINEES LIMITED

           13,080,000

9.2%

ENDEAVOUR FINANCIAL CORPORATION

           10,171,356

7.1%

HVB CAPITAL PARTNERS AG

             8,075,000

5.6%

Voting Rights

The Company’s major shareholders do not have different voting rights from other shareholders.

Change of Control

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

Geographic Breakdown

As at December 31, 2008, there were 55 U.S. registered holders owning 7,973,065 (5.6%) of the Company's outstanding shares.

The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.

B. Related Party Transactions

The Company, Kendron Petroleum Management and John Greenslade have a management services agreement in the amount of $24per month, dated March 1, 2006 in which Kendron is retained and paid by the Company pursuant to which John Greenslade provides the duties and responsibilities of the CEO to the Company. The Compensation Committee and Board of Directors, with Mr. Greenslade abstaining, have increased the CEO remuneration to $27per month, effective January 1, 2009

The Company has a consulting agreement with Dr. David Dreisinger pursuant to which he acts as Vice-President Metallurgy and is entitled to be remunerated $6per month.

The Company has a consulting agreement with Robert Mouat pursuant to which he acts as a business development consultant and is entitled to be remunerated US$40 per annum.

Following the closing of the Company’s sale of 30% of its interest in MMB to the Consortium, the Consortium has funded $43,790 (discount - $39,354) to the project in order to fund its share of historic and future development costs incurred. These amounts are unsecured; non-interest bearing and repayable by MMB three years after the anticipated senior debt facility has been repaid, which is identical to the terms under which the Company funds the project.

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

(a)

The Company incurred the following transactions with current or former directors or officers of the Company or with companies with current or former directors or officers in common:

Table 24: Related Party Transactions
Related Party transaction	2008	2007	2006	2005	2004
Project management fees paid/accrued to companies controlled by directors and officers(1)	$872	$817	$709	$452	$335
Legal fees accrued or paid to a firm in which and insider is a partner(2)	-	-	-	-	$98
Financing fees paid to a company controlled by a former director and officer of the Company(3)	-	-	-	-	$65
Rent and administration to companies with directors in common(4)	-	-	-	$33	$64
Salaries and wages paid to employees related to a director of the Company(5)	-	-	-	$69	$43
Consulting services received from a director as consideration for a property(6)	-	-	-	-	$27
Directors fees paid or accrued	$76	$65	$43	-	-
Total	$948	$882	$752	$553	$631
(1) Fees paid to the directors and officers (or former directors and officers) noted in Table 25 below

Table 25: Fees Paid to Directors and Officers
Related Party	December 31, 2008	December 31, 2007	December 31, 2006
Tawn Albinson	$150	$192	$99
Optimum Project Services Limited	-	$36	$81
Kendron Petroleum Management Corporation	$409	$372	$186
David Dreisinger	82	$90	$96
Graham Thody	$24	$19	$12
Thomas Ogryzlo	$24	$14	$9
Ross Glanville	$24	$16	$9
Gaston Reymenants	$37	$38	-
William Murray	$4	$8	-
Robert Mouat	$8	-	-
Totals	$684	$785	$735

C. Interest of experts and counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The required financial statements required to be filed as a part of this Annual Report are filed under Item 17 and incorporated herein by reference.

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

Legal Proceedings

We are not involved in any material litigation or legal proceedings and to our knowledge, no material legal proceedings involving us are to be initiated against us.

B.

Significant Changes

There have been no significant changes since December 31, 2008 that are not disclosed herein.

ITEM 9.  THE OFFER AND LISTING

A.

The Offer and Listing Details

Our common shares trade on the TSX under symbol “BAJ” and on the OTCBB under the symbol “BAJFF”. Our shares have traded on the TSX since July 19, 2004.   The following table sets forth the high and low closing prices in Canadian dollars of our common shares traded on the TSX.

The following table outlines the annual high and low market prices for the five most recent fiscal periods:

Table 26: Annual High and Low Market Prices for the Company for Previous Five Years ended December 31

Fiscal Period	High	Low
December 31, 2008	$1.87	$ 0.145
December 31, 2007	$2.57	$ 1.20
December 31, 2006	$2.10	$ 0.41
December 31, 2005	$0.81	$ 0.275
December 31, 2004	$0.84	$ 0.58

The following table outlines the high and low market prices for each fiscal financial quarter for the three most recent fiscal periods and any subsequent period:

Table 27: High and Low Market Prices for Fiscal Quarters for the Three Most Recent Fiscal Periods

Fiscal Quarter	High	Low
December 31, 2008	$0.70	$0.145
September 30, 2008	$1.40	$0.63
June 30, 2008	$1.82	$1.25
March 31, 2008	$1.87	$1.25
December 31, 2007	$2.35	$1.55
September 30, 2007	$2.57	$1.61
June 30, 2007	$2.44	$1.33
March 31, 2007	$1.56	$1.20
December 31, 2006	$1.39	$0.92
September 30, 2006	$1.52	$1.00
June 30, 2006	$2.10	$1.33
March 31, 2006	$1.70	$0.40

The following table outlines the high and low market prices for each of the most recent nine months:

Table 28: High and Low Market Prices for the Company’s Securities for the Most Recent Nine Months

Month	High	Low
February 2009	$0.245	$0.175
January 2009	$0.35	$0.195
December 2008	$0.28	$0.145
November 2008	$0.35	$0.22
October 2008	$0.70	$0.21
September 2008	$0.97	$0.63
August 2008	$1.10	$0.80
July 2008	$1.40	$1.02
June 2008	$1.61	$1.25

During the period since January 1, 2002, the Common Shares have not been subject to any significant trading suspensions.  The closing price of the Common Shares on the TSX was $0.22 per Common Share on December 31, 2008.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company's common shares trade on the TSX under the symbol "BAJ” and on the OTCBB under the symbol “BAJFF”.  The shares have traded under the symbol BAJ since July 19, 2004. The Company's common shares (under a different name and symbol) commenced trading in 1987.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expense of the issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.

Share Capital

Not Applicable.

B.

Memorandum and Articles of Association

1.

The Company, incorporated under Certificate of Incorporation No. 295358 issued by the Registrar of Companies on registration of its Memorandum and Articles under the Business Corporations Act, S.B.C. 2002, c.57 (British Columbia) (the “Act”) the Company, is permitted to conduct any lawful business that it is not restricted from conducting by its memorandum and articles, neither of which contain any restriction on the business the Company may conduct.

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

7.

There is no limitation at law upon the right of a non-res`ident to hold shares in a Canadian company. However, the Investment Canada Act (Canada) requires certain non-Canadian individuals, governments, corporations, agencies or entities who wish to acquire 'a Canadian business' or to establish 'a new Canadian business' as those terms are defined in that Act, to file a notification or an application for review with Investment Canada, a Canadian federal governmental agency. The Investment Canada Act requires that certain acquisitions of control of a Canadian business by a non-Canadian must be reviewed by the Minister responsible for the Act and approved on the basis that the Minister is satisfied that the acquisition is likely to be of net benefit to Canada, having regard to the criteria set forth in the Act. The Act makes the acquisition of control a reviewable event. The Act sets out detailed rules for determining whether control has been acquired. The acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be deemed to constitute acquisition of control. A reviewable acquisition of control may not be implemented before being approved by the Minister. If not ultimately approved, a reviewable acquisition that has been completed may be subject to an order to divest, enforceable by injunction or a court order directing disposition of assets or shares.

8.

There are no provisions in the Company’s memorandum and articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

C.

Material Contracts

a)

Sale and purchase agreement with Korea Resources Corporation for a 30% interest in MMB. Details of this transaction are found under Item 4.History and Development of the Company.

b)

Shareholders Agreement with the Korean Boleo Corporation, S.A. de C.V.

c)

Baja Funding Loan

d)

Off-Take Agreement for Copper Cathode between MMB and the Korean Boleo Corporation, S.A de C.V.

D.

Exchange Controls

There are currently no governmental laws, decrees, regulations or other legislation of Canada, which affects the import or export of capital, including the availability of cash and cash equivalents for use by the Company.  For a general discussion of the remittance of dividends, interest or other payments to non-resident holders of the Common Shares. See "E. Taxation".

E.

Certain United States Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of our Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our Common Shares.

Notice Pursuant To IRS Circular 230:  Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code.  This summary was written to support the promotion or marketing of the transactions or matters addressed by this Annual Report.  Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of our Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of our Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own our Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired our Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. expatriates or former long-term residents of the U.S.; or (i) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds our Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our Common Shares.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our Common Shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of our Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Our Common Shares Distributions on Our Common Shares

Distributions on Our Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to our Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our Common Shares will constitute ordinary dividend income.  (See more detailed discussion at “Disposition of Our Common Shares” below).  Dividends paid on our Common Shares generally will not be eligible for the “dividends received deduction.”

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) our Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (or “PFIC”, as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it qualified as a PFIC for the taxable year ended December 31, 2008, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for the current taxable year. The determination of whether the Company will be a PFIC for any taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold our Common Shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

If the Company is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Disposition of Our Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in our Common Shares sold or otherwise disposed of.  Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if our Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of our Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code.  (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of our Common Shares, or on the sale, exchange or other taxable disposition of our Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

Taxable dividends with respect to Common Shares that are paid in foreign currency will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency are converted into U.S. dollars at that time.  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on our Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders of our Common Shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any “mark-to-market election” or “QEF election” (each as defined below).

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, our Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rules

The Company generally will be a “PFIC” under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  “Gross income” generally means all revenues less cost of goods sold.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition of the shares of such Subsidiary PFIC or a distribution received from such other Subsidiary PFIC generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below.  To the extent that gain recognized on the actual disposition by a U.S. Holder of our Common Shares or income recognized by a U.S. Holder on an actual distribution received on our Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

The Company believes that it qualified as a PFIC for the taxable year ended December 31, 2008, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for the current taxable year. The determination of whether the Company will be a PFIC for any taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold our Common Shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of our Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if  any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of our Common Shares and (b) any excess distribution paid on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company and each Subsidiary PFIC, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company and each Subsidiary PFIC, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year in respect of the Company and each Subsidiary PFIC, if any.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

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

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  U.S. Holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company or any Subsidiary PFIC is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

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

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of our Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of our Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which our Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses our Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.  Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our Common Shares.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

All documents referred to in this Form 20-F are available for inspection at the office of the Company, listed below, during normal office hours.

Baja Mining Corp.

2350 - 1177 West Hastings Street

Vancouver, British Columbia

V6E 2K3 Canada

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, in the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 or the Conventional Reading Rooms’ Headquarters Office at 212-551-8090 for further information on the public reference rooms. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I.

Subsidiary Information

Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

A.

Quantitative Disclosure about Market Risk

As at December 31, 2008, the Company had the following foreign denominated balances, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign currency amount	Canadian dollar amount

Cash in United States dollars	46,674	57,964
Cash in Mexican pesos	1,147	105
Value added taxes recoverable in Mexican pesos	35,100	3,220
Prepaid amounts / deposits in United States dollars	2,858	3,549
Prepaid amounts / deposits in Mexican pesos	111	10
Non-controlling interest’s contribution to funding in United States dollars	31,745	39,354
Accounts payable in United States dollars	7,568	9,399
Accounts payable in Mexican pesos	3,686	338
Refundable deposit liability	8,923	10,904
Environmental liability (note 8 (a))	877	1,074

It is anticipated that the terms of future debt financing arrangements would require the Company to hedge a percentage of both its foreign exchange risk and its base metals production sales.  The exposure of the Company’s financial instruments to liquidity risk and interest risk continues to be limited.

B.

Qualitative Disclosure about Market Risk

It is the Company’s objective when managing capital to safeguard the Company’s ability to continue as a going concern, in order to pursue the development of the mineral property for its stakeholders.  The Company has historically relied exclusively on equity sources for capital (common shares, options and warrants).  However, in the past year the Company has expanded its sources of capital to special warrants and financing through a development partner and is actively working on a project debt financing package for the Boleo Project (note 4).

In the management of capital, the Company includes the components of shareholders’ equity, special warrant liability and the refundable deposit liability.

The Company manages the capital structure and makes appropriate adjustments to it based upon changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

To assist in the management of its capital requirements, the Company has prepared a revised 2009 budget and is working on an updated project capital expenditure budget for the Boleo Project. These are updated as necessary depending on various factors, including successful capital deployment and general industry conditions, which have recently declined. The updated 2009 budget has been approved by the Board of Directors, as will the project capital budget when completed.

The Company’s investment policy is to invest its available cash in Canadian chartered bank guaranteed term deposits at fixed interest rates established at the time of investment.  All its funds are available for project and corporate objectives.

The Company has sufficient capital resources to meet its 2009 corporate and project requirements based upon the current slowdown. The Company does not currently have sufficient capital resources to meet the estimated capital expenditure requirements in order to complete the construction of Boleo.  The Company’s management is focused on completing the project estimate and the project debt financing package in order to meet these requirements.

The Company operates internationally with offices and operations in Canada and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations.  A significant portion of its expenses are also incurred in US dollars and to a lesser extent other foreign currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to the Mexican peso or US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.  However, as many of the Company’s obligations are denominated in US dollars, the impact of foreign exchange differences on US dollar denominated financial assets would be naturally hedged to an extent. A 10% fluctuation in the foreign exchange rate (either way, over or under) based on the Company’s foreign financial instruments as at December 31, 2008 could result a foreign exchange gain or loss of approximately $1,000.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.

 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A-D.

None.

E.

Use of Proceeds

Not Applicable.

ITEM 15.

CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2008, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.    Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.  A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, the independent auditors that audited the Corporation's financial statements included in this Annual Report.

C.    Attestation Report of the Independent Auditors

This Annual Report includes an attestation report of the company’s independent auditors regarding internal control over financial reporting,  which is included in the auditor’s report on the Company’s financial statements on page F-1 hereto, and is hereby incorporated by reference.

D.    Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, senior management of the Company have concluded that, there was one significant change in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During the year ended December 31, 2008, the Company was able to enhance its internal control design through additional segregation of duties resulting from the addition of a controller for the Company.  This has allowed additional review of processes.

ITEM 16.

[RESERVED]

ITEM 16A.

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

ITEM 16B.

CODE OF ETHICS

The Company has had in place, since August 1, 2007, a Code of Business Conduct and Ethics (the “Code”). A revised Code was approved by the Board of Directors of the Company on December 15, 2008. A copy of the Code can be found on the Company’s website at www.bajamining.com/company/corporategovernance.

There have never been any departures or material waivers of the Code since its inception in 2007.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are shown in the table below.

External Auditor Service Fees

Table 29: External Auditor Service Fees

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2008	$313	$27	$83	$Nil
2007	$123	$Nil	$8	$Nil

Pre-Approval Policies and Procedures

We have adopted certain policies and procedures intend to ensure our principal accountants will maintain objectivity and independence in their audit of our financial statements. To minimize relationships that could appear to impair the objectivity of our principal accountants, our audit committee has restricted the non-audit services that our principal accountants may provide to us primarily to tax services and review assurance services.

In general, we seek to obtain non-audit services from our principal accountants only when the services offered by our principal accountants are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding. These determinations are among the key practices adopted by the audit committee effective during fiscal 2008. The board has adopted policies and procedures for pre-approving work performed by our principal accountants.

After careful consideration, the audit committee of the board of directors has determined that payment of the above audit fees is in conformance with the independent status of our company’s principal independent accountants. Before engaging the auditors in additional services, the audit committee considers how these services will impact the entire engagement and independence factors.

The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, and documentation of processes and controls as submitted to the Audited Committee from time to time.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The Company did not repurchase any common shares in the fiscal year ended December 31, 2008.

ITEM 16F.

CHANGE IN CERTIFYING ACCOUNTANT

None.

ITEM 16G.

CORPORATE GOVERNANCE

None.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in thousands of Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP.

The following financial statements and notes thereto required under Item #17 are attached hereto and found attached to this Form 20-F Annual Report as Exhibits F-1 and F-2 and are incorporated herein by reference:

♦ Management prepared Financial Statements for the period ended December 31, 2008, including Management's Responsibilities and Report of the Auditor, PricewaterhouseCoopers.

♦ Management's Discussion and Analysis for the period ended December 31, 2008

Management prepared audited Financial Statements for years ended December 31, 2008, December 31, 2007 and December 31, 2006.

ITEM 18.  FINANCIAL STATEMENTS

The Company elected to provide financial statements pursuant to Item 17.

ITEM 19.  EXHIBITS

F-1

Management prepared Financial Statements for the period ended December 31, 2008, including Management’s Responsibilities and Report of the Auditor, PricewaterhouseCoopers LLP

F-2

Management’s Discussion and Analysis for the period ended December 31, 2008

1.1(1)

Certificate of Incorporation

1.2(1)

Memorandum of Articles

1.3(3)

Special Resolution authorizing unlimited number of common shares

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

4.2(1)

Value Escrow Agreement dated the 30th day of January 2004 with Computershare Trust Company of Canada;

4.3(1)

Pooling Agreement with Canaccord International, the Company and Computershare Trust Company dated the 30th day of January 2004;

4.4(3)

License Agreement dated September 3, 2004 with Commonwealth Scientific & Industrial Research Organization (“Commonwealth Scientific and Industrial Research Organization”) granting the Company a non-exclusive royalty free licence to certain intellectual property owned by Commonwealth Scientific and Industrial Research Organization relating to synergistic direct solvent extraction for the recovery of cobalt, zinc and copper from leach solutions.

4.5(1)

Agreement with Endeavour Financial International Limited dated March 15, 2005 to provide general corporate financial advice with respect to the financing and development of the Boleo copper/cobalt/zinc Project, Baja California Sur, Mexico;

4.6(1)

Stock Option Plan approved by shareholders on October 30 2003, by the TSX Venture Exchange on November 27, 2003,  re-approved by shareholders on June 2, 2005 and by the TSX Venture Exchange on September 29, 2005. Most recent approval by the Toronto Stock Exchange was received on March x, 2008 and by shareholders on May 1, 2008.

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

4.11(1)

Marketing and Communications Agreement with Scott F. Gibson & Company

4.12(1)

Investor Relation services agreement with Robert Douglas Corporation.

4.13(2)

Letter Agreement with Westwind Partners (UK) Limited

4.14(2)

Agency Agreement among the Company, Westwind Partners (UK) Limited and Haywood Securities Limited

4.15(3)

Terms of the consulting contract with Mr. Tawn Albinson

4.16(3)

Terms of the consulting agreement with Dr. David Dreisinger

4.17(3)

Revised Services Agreement effective 1st day of March 2006 with Kendron Petroleum Management Services Inc. and John Greenslade

4.18(4)

 Contract of purchase and sale effective July 28, 2006 with NDCO Power Systems (2005) Inc.

4.19(4)

 Settlement Agreement and General Release among the Company, Mintec, Tek Terra, Terratech, MMB and Minera Terra Gaia dated November 8, 2006

4.20

Sale and purchase agreement with Korea Resources Corporation for a 30% interest in MMB.

4.21

Shareholders Agreement with the Korean Boleo Corporation, S.A. de C.V.

4.22

Baja Funding Loan

4.23

Off-take Agreement for Copper Cathode between Minera y Metalurgica del Boleo, S.A de C.V. and Korean Boleo Corporation, S.A. de C.V. (Note that parts of this agreement have been redacted pursuant to a Confidential Treatment Request filed with the Commission concurrently herewith)

8.

List of Subsidiaries

12.1

Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

12.2

Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.1

Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)

Previously filed as an exhibit to Form 20-F (Withdrawn) filed on December 22, 2005 (SEC File Number 000-51690) and incorporated herein by reference.

(2)

Previously filed as an exhibit to Form 20-F/A (Withdrawn) filed on February 16, 2006 (SEC File Number 000-51690) and incorporated herein by reference.

(3)

Previously filed as an exhibit to Form 20/F filed on October 5, 2006 (SEC File Number 000-51690) and incorporated herein by reference

(4)

Previously filed as an exhibit to Form 20/F filed on December 8, 2006 (SEC File Number 000-51690) and incorporate by reference herein.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for Annual Report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BAJA MINING CORP.
Dated: April 1, 2009	By: /s/ John W. Greenslade
John W. Greenslade, Chief Executive Officer