Form 20-F/A
period 2008-12-31
BAJA MINING CORP.
filed 2009-12-18
CIK 1331092

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 20-F /A
(Amendment No.1)

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

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒  Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment Number 1 to the Company’s annual report on Form 20-F (“Amendment”) of Baja Mining Corp. for the fiscal year ended December 31, 2008, which was originally filed with the Securities and Exchange Commission on April 2, 2009, is being filed to amend the Company’s disclosure throughout Part I and in Items 3, 4, 6 and 10 as follows:

Part I. (beginning on page 10):  Additional disclosure has been provided to clarify that all amounts within this document are stated in thousands of Canadian dollars, unless otherwise stated herein.

Item 3. Key Information (beginning on page 23): Additional disclosure has been provided regarding the positions held by the Company’s officers and directors in other mineral resource companies and the allocation of time spent on the Company’s matters and other mineral resource companies’ matters.

Item 4.  Information on the Company (beginning on page 28):  The description of the Boleo Project has been amended to include small-scale maps showing the location of the project.  Additionally, Table 8 has been amended to report both underground and open cut mineral reserves.  Reference to the direct field capital cost of the Boleo Project has been amended to reflect the capital cost estimate in Table 11.

Item 6. Directors, Senior Management and Employees (beginning on page 54):  A cross-reference to the Risk Factors has been added regarding the potential conflicts of the Company’s officers and directors.

Item 10.  Additional Information (beginning on page 76): Additional disclosure has been added regarding the terms of the Company’s material contracts.

This Amendment does not reflect events occurring after April 2, 2009, the date of the filing of the Company’s original Form 20-F, or modify or update those disclosures that may have been affected by subsequent events.  Except as disclosed above, no other disclosure contained in the original annual report on Form 20-F as filed on April 2, 2009, has been amended, altered or updated.

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

All amounts within this document are stated in thousands of Canadian Dollars (“Cdn$”, “Cdn Dollars” or “$”) (being the foreign currency our financial statements are denominated in; see “Currency and Exchange Rates”), unless stated otherwise. All “per share”-information are reported in Canadian Dollars. Any amounts in thousands of United States Dollars are indicated as “US$”, unless stated otherwise.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.

Selected Financial Data

The following table presents selected financial information.  Our financial statements have been prepared in accordance with Canadian Canadian Generally Accepted Accounting Principles (“GAAP”), which differs in certain significant respects from U.S. GAAP .  Financial information should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Annual Report, including our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 (“Consolidated Financial Statements”).  Reference is made to Note 17 in Consolidated Financial Statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

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
Canadian GAAP –-(in thousands of Cdn Dollars)
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
US GAAP –-(in thousands of Cdn Dollars)
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

Certain of our officers and directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts

Certain of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time.  In particular, Minterra Resource Corp. is also involved in the mining industry which leads to the possibility that such company could compete with the Company for the acquisition of mineral projects. Officers and Directors of Baja that hold office in other companies noted in Table i below. Note that further information regarding officers and directors can be found on page 54 under the heading “Potential Conflicts of Baja’s Officers/Directors”.

Name	Baja Position Held	Other Company Offices Held	Estimated Time spent on Baja Matters (%)
John Greenslade	President, CEO and Director	• President, CEO and Director of Minterra Resource Corp. • Director and Audit Committee Chair of Trigon Uranium Corporation	100[1]
Rowland Wallenius	Chief Financial Officer	• Chief Financial Officer of Minterra Resources Corp.	100[1]
David Dreisinger	Vice President - Metallurgy	• Faculty Member – University of British Columbia (Professor and Chairman, Industrial Research Chair in Hydrometallurgy) • Director of International Nickel Ventures • Director of PolyMet Mining Corp. • Vice President Metallurgy – South American Silver • Director and Vice President Metallurgy – Search Minerals	15
C. Thomas Ogryzlo	Director and Chair of the Board	• President and CEO of Polaris Geothermal • Director of Vista Gold Corp.	10

1. Note that Minterra Resource Corp. was inactive at the time of filing of this Form 20-F.

-Other directorships for Graham Thody and Ross Glanville, directors of Baja, can be found on page 19 of the Company's 2009 Information Circular filed, dated March 19, 2009, on the Company's website at www.bajamining.com and on www.sedar.com. Neither Mr. Thody nor Mr. Glanville holds officer positions with any other companies based on information provided to the Company.

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

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000 or individuals with a net worth in excess of $1,000 or annual income exceeding $200 or $300 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

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

(2) CuEq%=Cu% +15 x Co%/1.50 + 1.20 x Zn%/1.50. Mn is not considered in the equivalency formula. Prices used are $1.50/lb Cu; $15.00/lb Co; $1.20 /lb Zn
(commodity price assumptions not in thousands).

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

(2) CuEq%=Cu% +15 x Co%/1.50 + 1.20 x Zn%/1.50. Mn is not considered in the equivalency formula. Prices used are $1.50/lb Cu; $15.00/lb Co; $1.20 /lb Zn
(commodity price assumptions not in thousands). .

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

The DFS has classified that portion of the Block and Seam resource models covered by mine plans as reserves.

Table 8a: Mineral Reserves (DFS) – Underground Proven & Probable Reserves
Underground Reserves		Cu%	Co%	Zn%	Mn%
Class	Tonnes x 10[6]
Proven	29.8	1.69	0.08	0.46	2.38
Probable	37.6	1.34	0.07	0.69	3.36
Total	67.4	1.49	0.07	0.59	2.93
Source: Bateman July 2007 El Boleo Project Feasibility Study

Table 8b: Mineral Reserves (DFS) – Open Cut Proven & Probable Reserves
Open Cut Reserves		Cu%	Co%	Zn%	Mn%
Class	Tonnes x 10[6]
Proven	11.1	0.75	1.10	0.37	2.74
Probable	6.5	0.70	0.07	0.48	3.08
Total	17.6	0.75	0.09	0.41	2.87
Source: Bateman July 2007 El Boleo Project Feasibility Study

Project Economics

Project economics are currently under review. The DFS presented for four cases: 1) Base Case; 2) Base Case with Manganese production; 3) Five Year Average Price (three year trailing plus two year leading) case; and 4) May 2007 prices scenario. No manganese production is assumed for cases three and four.

1)

Base Case: (commodity price assumptions not in thousands) Base Case economics for the project were developed using long-term metal prices of US$1.50 per pound of copper, US$15.00 per pound of cobalt, and US$1,200 per metric tonne of ZSM. The LME five year forward price curve for copper has been used for pricing in the first three years of production (assuming 50% of copper production was hedged based on the then LME forward curve at the time of the DFS (note that these forward prices have since significantly declined) and the other 50% is sold at US$1.50 per pound) with an extrapolated transition to the long term price in the fourth year.

2)

Base Case with Manganese Recovery: (commodity price assumptions not in thousands) The Boleo deposit is endowed with a rich resource of manganese which is now being recognized as being in short supply.. The process selected for the project enables recovery of manganese (as manganese carbonate) with very little additional capital investment (approximately US$20,000) and utilizes uncomplicated technology. The market for manganese carbonate is limited but the material can be further processed into metal, electrolytic manganese dioxide (EMD), or manganese sulphate. For the purpose of evaluating the possible effect of manganese carbonate production on the economics of the Boleo Project it has been assumed that manganese carbonate could be sold, as an intermediate product, for US$650/tonne and that it will be necessary to ship it offshore for further processing. The assumed price is less than one third of the current value of the contained metal to allow for third party conversion costs and a potential decline in overall prices from current levels.

3)

Five Year Price Case: (commodity price assumptions not in thousands) For comparison purposes the project economics are also shown using the weighted average three year trailing plus two year leading price for copper and cobalt (US$2.25/lb and US$16.00/lb). No manganese production is assumed for this case.

4)

May 2007 Price Case: (commodity price assumptions not in thousands) The Base Case prices are considerably lower than prices in May 2007 when the DFS results were published which as of May, 2007 were approximately US$3.00/lb for copper, over US$30.00/lb for cobalt, and US$1200/tonne for zinc sulphate. A case is shown using May 2007 prices but the Company does not expect that such prices will be sustained over the long term and the case is shown for comparative purposes only. No manganese production is assumed in this case.

Table 9: DFS Project Economics
	Base Case	Base Case w. Mn	5 Yr Avg prices	May 2007 Prices
IRR – Pre-tax	29.4%	32.5%	32.7%	53.9%
IRR – After tax	24.7%	27.5%	27.7%	46.0%
NPV(1) (millions)@ 0%	US$2,218	US$3,297	US$3,229	US$6,388
NPV (millions)@ 6%	US$924	US$1,345	US$1,366	US$2,913
NPV (millions)@ 8%	US$700	US$1,020	US$1,045	US$2,313
NPV (millions)@ 10%	US$531	US$777	US$803	US$1,860

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

The DFS estimated the direct field capital cost of the Boleo Project, excluding working capital requirements, to be US$407 ,450 . The total project cost, including Engineering, Procurement, and Construction Management, Owner’s Costs, and 12.5% overall Contingency was estimated to be US$568,000. The capital cost was re-estimated in early 2008 as a result of recognized cost escalations in the previous year and a revision estimate of US$872,000 was published in April 2008.  Neither estimate includes cost overrun facilities, cost escalation factors, pre-production interest on borrowed funds or the cost of raising funds.  As a result of the current global economic crisis, the Company has commenced a further review of capital costs  and also targeted areas for potential savings. Several specific areas were noted where significant downward trends could lead to potential savings, and general input price-declines, were also noted. The project capital costs, showed a 12% decrease, which suggests a revised cost estimate of US$767,000 (excluding working capital and financing costs). This represents a reduction of over US$100,000 from the Company’s April 2008 capital cost estimate of US$872,000. This work leads management to believe that a revised capital cost update is required and that it could result in the economics of the project being even more attractive.

 A summary of the DFS capital costs is listed below:

Table 11: Boleo Project DFS Capital Cost Estimates(1)(2)(3)
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

(3) Capital costs in Table 11 above were reviewed in April 2008 as indicated on page 27 herein.

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

Table 13: DFS Unit Operating Costs, without Mn production (expressed in US$/tonne of ore treated) (not in thousands, unless stated otherwise)

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

Table 14: Production and Estimated Costs, with Mn production (assuming Mn starts in 2011) (not in thousands, unless stated otherwise)

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

Potential Conflicts of Baja’s Officers/Directors

Certain members of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  For example, John Greenslade and Rowland Wallenius are also the President and CFO, respectively of Minterra Resource Corp., a mineral exploration company; Robert Mouat is a director of Terra Gaia Environmental Group., an environmental company whose intellectual property rights have been transferred to Baja. Such associations may give rise to conflicts of interest from time to time.  In particular, Minterra Resource Corp. is also involved in the mining industry which leads to the possibility that such companies could compete with the Company for the acquisition of mineral projects. Further information regarding potential conflicts can be found under Risk Factors on page 19.

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

(e)

Eric Norton, Vice President Project Development and Operations

(f)

Tawn Albinson, Managing Director, Minera y Metalurgica del Boleo S.A.de C.V.

The following table (presented in accordance with the rules (the "Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2008, and the other three most highly compensated executive officers of the Company as at December 31, 2008 whose individual total salary and bonus for the most recently completed financial year exceeded $150 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers”).

Table 18: Summary Compensation Table (in thousands of Canadian Dollars, unless stated otherwise)

NEO Name & Principle Position	Year	Annual		Long Term		Other	Total Compensation ($)
		Base ($)	Bonus ($)	Options Awards (#)	Options Awards ($)	All Other Compensation($)
John Greenslade	2008 2007 2006	$288[1] $288[1] $258 [1]	[6,7]$143 [12]$12 Nil	400,000 Nil 1,000,000	$280 $Nil $605	Nil Nil Nil	$711 $300 $863
Rowland Wallenius	2008 2007 2006	$162 $126 $20	[6,8]$34 [12]$6, Nil	325,000 Nil 500,000	$143 Nil $344	Nil Nil Nil	$339 $132 $364
Michael Shaw	2008 2007 2006	180 [5] $60 [5] Nil	[6,9]$96 Nil Nil	250,000 300,000 Nil	$162 $311 Nil	Nil Nil Nil	$438 $371 Nil
Eric Norton	2008 2007 2006	[2]$199 $217 $145	[6,10]$27 [12]$9 Nil	200,000 Nil 750,000	$127 Nil $498	$44 Nil Nil	$397 $226 $643
Tawn Albinson	2008 2007 2006	$72[3] $72[3] $36[3]	[11]$ 27 [12]$9 Nil	Nil 200,000 300,000	Nil $182 $203	$132 $132 $132	$230 $395 $371

Notes:

1.

Mr. Greenslade is a shareholder in Kendron Petroleum Management Corporation, a private British Columbia company, which was entitled under a management agreement to receive compensation of $288 per year.

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

7.

25% of DFS and Financing Bonuses = $112 ; December performance bonus = $12 .

8.

25% of DFS and Financing Bonuses = $26 ; December performance bonus = $ 8 .

9.

25% of DFS and Financing Bonuses = $6 ; balance of bonus is contractual yearly bonus of $90 .

10.

25% of DFS and Financing Bonuses = $27 .

11.

25% of DFS and Financing Bonuses = $1 8 ; December performance bonus = $ 9

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

Table 19: Options Granted in the fiscal year ended December 31, 2007 (not in thousands)

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

Table 20: Options Granted in the fiscal year ended December 31, 2008 (not in thousands)

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

Table 22: Independent Directors Remuneration per Individual (in thousands of Canadian Dollars)

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

Compensation (not in thousands)

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

Compensation (not in thousands)

Independent Director

$1,000 per month

Member of a Committee

additional $250 per committee per month

Chairing of a Committee other than Audit Committee

additional $250/month

Chairing of Audit Committee

additional $500/month

Meeting Fees (fees noted in annual amounts)

Compensation (not in thousands)

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

Table 23: Stock Options Held by Directors, Officers and Members of Senior Management at December 31, 2008 (not in thousands)

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

B. Related Party Transactions (in thousands of Canadian dollars)

The Company, Kendron Petroleum Management and John Greenslade have a management services agreement in the amount of $24 per month, dated March 1, 2006 in which Kendron is retained and paid by the Company pursuant to which John Greenslade provides the duties and responsibilities of the CEO to the Company. The Compensation Committee and Board of Directors, with Mr. Greenslade abstaining, have increased the CEO remuneration to $27 per month, effective January 1, 2009

The Company has a consulting agreement with Dr. David Dreisinger pursuant to which he acts as Vice-President Metallurgy and is entitled to be remunerated $6 per month.

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

(a)

The Company incurred the following transactions with current or former directors or officers of the Company or with companies with current or former directors or officers in common:

Table 24: Related Party Transactions (in thousands of Canadian Dollars)
Related Party transaction	2008	2007	2006	2005	2004
Project management fees paid/accrued to companies controlled by directors and officers(1)	$872	$817	$709	$452	$335
Legal fees accrued or paid to a firm in which and insider is a partner(2)	-	-	-	-	$98
Financing fees paid to a company controlled by a former director and officer of the Company(3)	-	-	-	-	$65
Rent and administration to companies with directors in common(4)	-	-	-	$33	$64
Salaries and wages paid to employees related to a director of the Company(5)	-	-	-	$69	$43
Consulting services received from a director as consideration for a property(6)	-	-	-	-	$27
Directors fees paid or accrued	$76	$65	$43	-	-
Total	$948	$882	$752	$553	$631
(1) Fees paid to the directors and officers (or former directors and officers) noted in Table 25 below

Table 25: Fees Paid to Directors and Officers (in thousands of Canadian Dollars)
Related Party	December 31, 2008	December 31, 2007	December 31, 2006
Tawn Albinson	$150	$192	$99
Optimum Project Services Limited	-	$36	$81
Kendron Petroleum Management Corporation	$409	$372	$186
David Dreisinger	82	$90	$96
Graham Thody	$24	$19	$12
Thomas Ogryzlo	$24	$14	$9
Ross Glanville	$24	$16	$9
Gaston Reymenants	$37	$38	-
William Murray	$4	$8	-
Robert Mouat	$8	-	-
Totals	$ 762	$785	$735

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

The following table outlines the annual high and low market prices for the five most recent fiscal periods:

Table 26: Annual High and Low Market Prices for the Company for Previous Five Years ended December 31

Fiscal Period	High	Low
December 31, 2008	$1.87	$ 0.15
December 31, 2007	$2.57	$ 1.20
December 31, 2006	$2.10	$ 0.41
December 31, 2005	$0.81	$ 0.28
December 31, 2004	$0.84	$ 0.58

The following table outlines the high and low market prices for each fiscal financial quarter for the three most recent fiscal periods and any subsequent period:

Table 27: High and Low Market Prices for Fiscal Quarters for the Three Most Recent Fiscal Periods

Fiscal Quarter	High	Low
December 31, 2008	$0.70	$0. 15
September 30, 2008	$1.40	$0.63
June 30, 2008	$1.82	$1.25
March 31, 2008	$1.87	$1.25
December 31, 2007	$2.35	$1.55
September 30, 2007	$2.57	$1.61
June 30, 2007	$2.44	$1.33
March 31, 2007	$1.56	$1.20
December 31, 2006	$1.39	$0.92
September 30, 2006	$1.52	$1.00
June 30, 2006	$2.10	$1.33
March 31, 2006	$1.70	$0.40

The following table outlines the high and low market prices for each of the most recent nine months:

Table 28: High and Low Market Prices for the Company’s Securities for the Most Recent Nine Months

Month	High	Low
February 2009	$0.245	$0.18
January 2009	$0.35	$0.20
December 2008	$0.28	$0.15
November 2008	$0.35	$0.22
October 2008	$0.70	$0.21
September 2008	$0.97	$0.63
August 2008	$1.10	$0.80
July 2008	$1.40	$1.02
June 2008	$1.61	$1.25

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

C.

Material Contracts

a)

Sale and purchase agreement with Korea Resources Corporation for a 30% interest in MMB. On June 30, 2008, the Company completed an agreement (dated April 17, 2008) with a Korean Consortium in order to access a portion of the funding requirements for the Boleo Project, in exchange for cash proceeds of $91,538 (received July 9, 2008), as well as other contingent consideration and agreed upon terms disclosed below. The Company transferred a 30% interest in the Boleo Project to the Korean Consortium in the form of a 30% interest in the Company's subsidiary MMB. Under the terms of the agreement, the Company intends to use the majority of these proceeds to fund the Boleo Project. Additional consideration may be paid to the Company of approximately US$13,000 upon a positive decision related to the production of manganese. Alternatively, US$10,000 is refundable to the Korean Consortium should a decision be made not to produce manganese. This decision must be made by the Company on the later of final economic completion of the Boleo Project or May 30, 2011.

Under the terms of the agreement of sale and project financing, the Korean Consortium is committed to provide or procure for the Boleo Project:

•

US$50,000 in shareholders loans on commercial terms subject to completion of the required project debt financing, as defined in the agreement. The interest on such loan shall accrue and be capitalized and added to the principal outstanding until the final economic completion date of the project, as defined. Such funding to be provided once the Company has met all but the final US$50,000 of required shareholder contributions to the project pursuant to the financing plans and budgets contemplated in the shareholder agreement (discussed in "c" below);

•

Completion guarantees in respect of any senior debt financing on commercial terms;

•

30% of the remaining construction costs by way of shareholder loans in 2008 and either equity or shareholder loans thereafter as determined on each cash call; and

•

an offtake agreement for 30% of the Boleo Project production on commercial terms (discussed in "d" below).

b)

Shareholders Agreement with the Korean Boleo Corporation, S.A. de C.V.
This agreement was signed on May 30, 2008 between Baja Mining Corp., Invebaja, SA de CV, Minera y Metalurgica del Boleo, SA de CV (MMB), Kores, LS Nikko Copper Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd., and Iljin Copper Foil Co. Ltd. The agreement details such items as composition of the Board of Directors of MMB, quorum and voting at meetings, committee appointments and creation, management, Boleo Project financing and other pertinent business information. Consideration is 70% of the outstanding shares of MMB to Invebaja, a wholly owned subsidiary of Baja Mining Corp and 30% of the outstanding shares of MMB to the Korean Boleo Corporation, made up of Kores, LS Nikko, Hyundai Hysco, SK Networks and Iljin. Further information can be found under Item 4. History and Development of the Company on page 23.

c)

Baja Funding Loan
The Baja Funding Loan is an agreement between MMB and Korean Boleo Corporation to fund US$50,000 to cover a portion of Baja’s equity contributions to MMB in relation to the Boleo Project.

d)

Off-Take Agreement for Copper Cathode between MMB and the Korean Boleo Corporation, S.A de C.V.
This agreement provides the Korean Boleo Corporation with 30% of the annual production from Boleo on commercial terms. Further terms of this agreement are confidential and have been granted confidential treatment by the United States Securities and Exchange Commission.

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

ITEM 19.  EXHIBITS

F-1(5)

Management prepared Financial Statements for the period ended December 31, 2008, including Management’s Responsibilities and Report of the Auditor, PricewaterhouseCoopers LLP

F-2(5)

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

4.20(5)

Sale and purchase agreement with Korea Resources Corporation for a 30% interest in MMB.

4.21(5)

Shareholders Agreement with the Korean Boleo Corporation, S.A. de C.V.

4.22(5)

Baja Funding Loan

4.23(5)

Off-take Agreement for Copper Cathode between Minera y Metalurgica del Boleo, S.A de C.V. and Korean Boleo Corporation, S.A. de C.V. (Note that parts of this agreement have been redacted pursuant to a Confidential Treatment Request filed with the Commission concurrently herewith)

8.(5)

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

(3)

Previously filed as an exhibit to Form 20/F filed on October 5, 2006 (SEC File Number 000-51690) and incorporated herein by reference

(4)

Previously filed as an exhibit to Form 20/F filed on December 8, 2006 (SEC File Number 000-51690) and incorporated by reference herein.

(5)

Previously filed as an exhibit to Form 20/F filed on April 2, 2009 (SEC File Number 000-51690) and incorporated by reference herein.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for Annual Report filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BAJA MINING CORP.
Dated: December 18, 2009	By: /s/ John W. Greenslade
John W. Greenslade, Chief Executive Officer