Form 20-F/A
period 2008-12-31
BAJA MINING CORP.
filed 2010-03-08
CIK 1331092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ x ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2008
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 143,064,337 common shares as at December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [ x ]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [ ] No [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ x ] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]	Accelerated filer [ x ]		Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Reporting Standards as issued by the International Accounting Standards Board [ ]		Other [ x ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
	Item 17 [ ]	Item 18 [ x ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [ x ]

EXPLANATORY NOTE

The Registrant hereby files this amendment number two to its Annual Report on Form 20-F, as originally filed on April 2, 2009, as amended December 18, 2009, to provide a reconciliation to United States Generally Accepted Accounting Principles of the Registrant’s audited comparative consolidated financials statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 which meets the requirements of Item 18 of Form 20-F. The Registrant had previously provided a reconciliation to United States Generally Accepted Accounting Principles pursuant to Item 17 of Form 20-F. This amendment number two to Form 20-F contains (i) the Registrant’s audited comparative consolidated financials statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 with the Item 18 reconciliation provided in Note 17 thereto, (ii) an updated audit report from PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm, updated in regard to the Note 17 reconciliation only and (iii) updated certifications of the Chief Executive Officer and Chief Financial Officer.

Except for the revisions to Note 17, the Registrant’s audited comparative consolidated financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 have not been updated, amended, restated or otherwise altered as originally filed on April 2, 2009. Except for the disclosure provided in Item 18 below, no other disclosure items in the Registrant’s Form 20-F, as originally filed on April 2, 2009, as amended December 18, 2009, is hereby updated, amended, restated or otherwise altered.

ITEM 18. FINANCIAL STATEMENTS

The Company's financial statements are stated in thousands of Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP.

The management prepared audited comparative consolidated financials statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, including an updated audit report from PricewaterhouseCoopers LLP and notes thereto required under Item #18 are attached hereto and found attached to this Form 20-F/A Annual Report as Exhibit F-1 and are incorporated herein by reference:

ITEM 19. EXHIBITS

F-1	Management prepared Amended Financial Statements for the period ended December 31, 2008, including Management’s Responsibilities and Report of the Auditor, PricewaterhouseCoopers LLP
F-2(5)	Management’s Discussion and Analysis for the period ended December 31, 2008
1.1(1)	Certificate of Incorporation
1.2(1)	Memorandum of Articles
1.3(3)	Special Resolution authorizing unlimited number of common shares
4.1(1)	Letter Agreement among the Mintec Shareholders and the Company dated December 2, 2003 and subsequently amended by letter agreements dated February 12, 2004 and March 8, 2004;
4.2(1)	Value Escrow Agreement dated the 30th day of January 2004 with Computershare Trust Company of Canada;
4.3(1)	Pooling Agreement with Canaccord International, the Company and Computershare Trust Company dated the 30th day of January 2004;
4.4(3)	License Agreement dated September 3, 2004 with Commonwealth Scientific & Industrial Research Organization (“Commonwealth Scientific and Industrial Research Organization”) granting the Company a non-exclusive royalty free licence to certain intellectual property owned by Commonwealth Scientific and Industrial Research Organization relating to synergistic direct solvent extraction for the recovery of cobalt, zinc and copper from leach solutions.
4.5(1)	Agreement with Endeavour Financial International Limited dated March 15, 2005 to provide general corporate financial advice with respect to the financing and development of the Boleo copper/cobalt/zinc Project, Baja California Sur, Mexico;
4.6(1)	Stock Option Plan approved by shareholders on October 30 2003, by the TSX Venture Exchange on November 27, 2003, re-approved by shareholders on June 2, 2005 and by the TSX Venture Exchange on September 29, 2005. Most recent approval by the Toronto Stock Exchange was received on March x, 2008 and by shareholders on May 1, 2008.
4.7(1)	Sublease agreement dated March 15, 2005, between the Company and Sierra Systems Group Limited.
4.8(1)	Bateman Engineering Feasibility Study Agreement dated August 31, 2004.
4.9(1)	Services Agreement effective as of the 22nd day of April 2004 with Optimum Project Services Inc., William Murray, Kendron Petroleum Management Services Inc. and John Greenslade.
4.10(1)	Consulting Agreement with Gaston Reymenants.
4.11(1)	Marketing and Communications Agreement with Scott F. Gibson & Company
4.12(1)	Investor Relation services agreement with Robert Douglas Corporation.
4.13(2)	Letter Agreement with Westwind Partners (UK) Limited
4.14(2)	Agency Agreement among the Company, Westwind Partners (UK) Limited and Haywood Securities Limited
4.15(3)	Terms of the consulting contract with Mr. Tawn Albinson

4.16(3)	Terms of the consulting agreement with Dr. David Dreisinger
4.17(3)	Revised Services Agreement effective 1st day of March 2006 with Kendron Petroleum Management Services Inc. and John Greenslade
4.18(4)	Contract of purchase and sale effective July 28, 2006 with NDCO Power Systems (2005) Inc.
4.19(4)	Settlement Agreement and General Release among the Company, Mintec, Tek Terra, Terratech, MMB and Minera Terra Gaia dated November 8, 2006
4.20(5)	Sale and purchase agreement with Korea Resources Corporation for a 30% interest in MMB.
4.21(5)	Shareholders Agreement with the Korean Boleo Corporation, S.A. de C.V.
4.22(5)	Baja Funding Loan
4.23(5)	Off-take Agreement for Copper Cathode between Minera y Metalurgica del Boleo, S.A de C.V. and Korean Boleo Corporation, S.A. de C.V. (Note that parts of this agreement have been redacted pursuant to a Confidential Treatment Request filed with the Commission concurrently herewith)
8.(5)	List of Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(1)	Previously filed as an exhibit to Form 20-F (Withdrawn) filed on December 22, 2005 (SEC File Number 000-51690) and incorporated herein by reference.
(2)	Previously filed as an exhibit to Form 20-F/A (Withdrawn) filed on February 16, 2006 (SEC File Number 000-51690) and incorporated herein by reference.
(3)	Previously filed as an exhibit to Form 20/F filed on October 5, 2006 (SEC File Number 000-51690) and incorporated herein by reference
(4)	Previously filed as an exhibit to Form 20/F filed on December 8, 2006 (SEC File Number 000-51690) and incorporated by reference herein.
(5)	Previously filed as an exhibit to Form 20/F filed on April 2, 2009 (SEC File Number 000-51690) and incorporated by reference herein.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for Annual Report filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BAJA MINING CORP.
Dated: March 5, 2010
By: /s/ John W. Greenslade
John W. Greenslade, Chief Executive Officer