Form 40-F
period 2009-12-31
BAJA MINING CORP.
filed 2010-03-29
CIK 1331092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ x ]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number: 001-51690

BAJA MINING CORP.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1400	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

2350-1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3
(604) 685-2323
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Copies to:
CT Corporation	Jason K. Brenkert
111 Eighth Avenue, 13 Floor	Dorsey & Whitney LLP
New York, NY 10011	Republic Plaza Building, Suite 4700
(212) 894-8940	370 Seventeenth Street
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	Denver, CO 80202-5647
(303) 352-1133

Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, no par value
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:
[ x ] Annual Information Form	[ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2009, 143,394,337 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  [ x ]   Yes     [   ]   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [   ]   Yes    [   ]    No

EXPLANATORY NOTE

Baja Mining Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of copper, cobalt, zinc and manganese by-product metals, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, or on its behalf.

In making the forward-looking statements in this annual report on Form 40-F and the documents incorporated by reference herein, the Company has made several assumptions that it believes are appropriate, including, but not limited to the assumption that:

  market fundamentals will result in reasonable demand and prices for copper, cobalt, zinc and manganese by-product metals;
  mine plan scenarios will be viable and that development, construction and other work at the Boleo Project will proceed as expected;
  the Company will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions;
  the advice the Company has received from its consultants and advisors relating to matters such as mineral reserves and mineral resources and environmental requirements is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral reserves and mineral resources are appropriate and accurate;
  planned mining techniques and processing of run-of-mine ore in the proposed hydrometallurgical plant will prove successful; and
  financing will be available on reasonable terms.

We cannot assure you that any of these assumptions will prove to be correct.

Often, but not always, forward looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "may", "could", "would", "might", "will", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or similar expressions, including negative variations. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present and/or economically recoverable if and when a project is actually developed or as development continues. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this annual report on Form 40-F should not be considered as a representation by the Company or any other person that the Company's objectives or plans will be achieved. Numerous factors could cause the Company's actual results to differ materially from those expressed or implied in the forward-looking statements, including the following:

  fluctuations in copper, cobalt, zinc and manganese and other metal prices;
  fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar/Mexican peso exchange rates;
  the increased demand for, and cost of, exploration, development and construction services and equipment;
  the Company's history of losses and the possibility of future losses;
  risks related to future exploration, development mining and mineral processing;
  the ability of the Company to achieve and/or meet production volume or operating cost estimates;
  the ability of the Company to achieve and/or maintain projected production levels at the Boleo Project;
  uncertainty related to title of the Company's mineral properties;
  the accuracy of mineral reserve and mineral resource estimates;
  the availability of infrastructure necessary to develop the Boleo Project;
  the cost of reagents and, in particular, sulphur;
  the ability of the Company to retain and recruit qualified personnel or raise capital;
  the ability of the Company to obtain external financing to develop the Boleo Project;
  risks associated with mining activities situated entirely in a single country;
  risks associated with potential changes in governmental legislation or regulatory requests;
  risks associated with development activities abroad;
  the risk that permits and regulatory approvals necessary to develop and operate a mine on the Company's property will not be available on a timely basis, on reasonable terms or at all;
  environmental risks;
  the loss of key personnel;
  hedging risks;
  the ability of the Company to comply with the terms of its credit facilities; and
  the ability of the Company to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the Annual Information Form (“AIF”) of the Company filed as Exhibit 1 to this annual report on Form 40-F. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

The Company’s forward-looking statements contained in the exhibits incorporated by reference into this annual report on Form 40-F are made as of the respective dates set forth in such exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this annual report on Form 40-F, the Company has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Company assume any obligation to update such forward-looking statements in the future, except as may be required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS-DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company prepares its financial statements, which are filed as Exhibit 2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 17 of the audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF filed as Exhibit 1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2009, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = Cdn.$1.0461.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2009 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2009 and 2008, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 17 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2009, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2009. In this annual report on Form 40-F, the Company’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2009. PricewaterhouseCoopers LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

As mentioned above, the Company’s audited consolidated financial statements for the years ended December 31, 2009 and 2008 are filed as Exhibit 2 to this annual report on Form 40-F and is incorporated by reference herein. The audited consolidated financial statements is accompanied by the “Independent Auditors’ Report” of PricewaterhouseCoopers LLP which includes the required disclosure.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company has a separately designated Compensation Committee and Nominating and Corporate Governance Committee. The Company’s Board of Directors has determined that both the Compensation Committee and the Nominating and Corporate Governance Committee are comprised of independent directors, based on the requirements for independence under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE Amex Company Guide. The Company’s Compensation Committee Charter and Nominating and Corporate Governance Committee Charter may be found on the Company’s website at www.bajamining.com.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is composed of Ross Glanville, C. Thomas Ogryzlo and Graham Thody, all of whom, in the opinion of the Board of Directors, are independent, as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE Amex Company Guide, and are financially literate. Please refer to the Company’s AIF attached as Exhibit 1 to this annual report on Form 40-F for details in connection with each of these members and their qualifications.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the directors.

The Audit Committee meets with the President, the CEO, the CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

The full text of the Audit Committee Charter is attached as Appendix 1 to the Company’s AIF, attached hereto as Exhibit 1, and is incorporated by reference in this annual report on Form 40-F.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Graham Thody qualifies as a financial expert, as defined in Item 407 of Regulation S-K under the Exchange Act, and is independent, as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE Company Guide.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP, Chartered Accountants, its external auditor, in each of the last two years.

	Years ended December 31
	2009	2008
Audit(1)	$209,564	$176,142
Audit Related(2)	$79,200	$93,993
Tax(3)	$18,500	$71,321
All Other Fees	$50,636	$Nil
Total	$357,900	$341,459
(1)	The aggregate audit fees billed.
(2)
The aggregate fees billed for audit related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

(3)	Fees related to advice on tax considerations.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. To minimize relationships that could appear to impair the objectivity of the Company’s independent auditors, the Audit Committee has restricted the non-audit services that he Company’s independent auditors may provide primarily to tax services and review assurance services. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. In general, the Company seeks to obtain non-audit services from its independent auditors only when the services offered by the Company’s independent auditors are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company adopted a Code of Business Conduct and Ethics (the “Code”) for all its directors, executive officers and employees on August 1, 2007. The Code was revised by the Company's Board of Directors on December 15, 2008 and is filed as Exhibit 5 to this annual report on Form 40-F. The Code is also available on the Company’s website at www.bajamining.com.

All amendments to the Code and all waivers of the Code with respect to any of the officers covered by it will be posted on the Company’s web site, furnished to the SEC under a Current Report on Form 6-K, and provided in print to any shareholder who requests them.

There have been no amendments, waivers or implicit waivers to the Code during the Company’s fiscal year ended December 31, 2009. Shareholders may submit a request online at the Company’s website www.bajamining.com for a free printed copy of the Code.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2009 information with respect to the Company’s known undiscounted contractual obligations.

Contractual Obligations	Payments due by period
	Thousands of Canadian dollars, unless stated otherwise
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable	$3,859	$3,859	$Nil	$Nil	$Nil
Income taxes payable	$850	$850	$Nil	$Nil	$Nil
Operating lease obligations [1,2]	$78	$78	$Nil	$Nil	$Nil
Contract and purchase commitments[3,4]	$2,591	$2,591	$Nil	$Nil	$Nil
Refundable deposit [5]	$10,466	$Nil	$10,466	$Nil	$Nil
Loans from non-controlling interest	$46,768	$Nil	$Nil	$Nil	$46,768
Environmental obligations[6]	$877	$356	$521	$Nil	$Nil
Total	$65,489	$7,734	$10,987	$Nil	$46,768

1.
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

2.
Subsequent to December 31, 2009, the Company agreed to an office lease proposal at a new location. The new lease commits the Company to a 10 year lease at an average monthly lease of $53 per month. In addition to the monthly lease payments, the Company has provided a security deposit of $480, and is committed to providing a letter of credit (“LC”) equal to the tenant improvement allowance, estimated at $760, prior to occupancy. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease. The amounts related to this lease have not been included in the schedule above as this additional commitment was only entered into subsequent to year-end.

3.	The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at December 31, 2009 are estimated to be $1,961

4.	The Company has entered several management consulting agreements with companies whose directors or officers are in common with the Company that contain future commitments for 2010 aggregating $ 630.

5.
Included in the proceeds from the sale of 30% of the Company’s interest in MMB, was an amount of US$10,000 which is refundable to the Consortium, should a decision be made not to produce manganese from the Boleo Project. The decision must be made by the Company on the later of the final economic completion of the Boleo Project or May 30, 2011.

6.
On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 (total US$1,000) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. The commitment per the table above is shown in Canadian dollars, applying the period-end exchange rate of Cdn$1.0466/US$1.00. As at December 31, 2009 the undiscounted special warrants liability amounted to $698 of which $349 is payable within one year. The Company also recognized an undiscounted asset retirement obligation of $179 and the Company expects to incur $7 of the total value during 2010.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CONSENT TO SERVICE OF PROCESS

     The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on March 9, 2010, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description
Annual Information
1.	Annual Information Form of the Company for the year ended December 31, 2009
2.	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2009 and 2008 together with the report of the auditors thereon
3.	Management’s Discussion and Analysis for the year ended December 31, 2009
4.	Code of Business Conduct and Ethics

Certifications
5.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
6.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
9.	Consent of Pricewaterhouse Coopers LLP
10.	Consent of David Dreisinger
11.	Consent of Timothy A. Ross
12.	Consent of Michael Shaw
13.	Consent of Thomas Gluck
14.	Consent of Scott Britton
15.	Consent of Terry Hodson

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BAJA MINING CORP.

	By:	/s/ “John Greenslade”
	Name:	John Greenslade
	Title:	President and Chief Executive Officer

Date: March 29, 2010