Form 40-F
period 2010-12-31
BAJA MINING CORP.
filed 2011-04-01
CIK 1331092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number: 001-51690

BAJA MINING CORP.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1400	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

500 – 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(604) 685-2323
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services, Inc.	Copies to:
701 Fifth Avenue, Suite 6100	Jason K. Benkert
Seattle, Washington 98104	Dorsey & Whitney LLP
(206) 903-8800	1400 Wewatta Street, Suite 400
(Name, address (including zip code) and telephone number (including area	Denver, Colorado 80202-5549
code) of agent for service in the United States)	(303) 352-1133

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2010, 334,173,087 common shares of the Registrant were issued and outstanding.

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

[   ] Yes [   ]No

EXPLANATORY NOTE

Baja Mining Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 under the Exchange Act.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of copper, cobalt, zinc and manganese, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, or on its behalf.

In making the forward looking statements in this annual report and the documents incorporated by reference herein, the Company has made several assumptions that it believes are appropriate, including, but not limited to the assumption that:

  market fundamentals will result in reasonable demand and prices for copper, cobalt, zinc and manganese;

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

  planned mining techniques and processing of run-of-mine ore in the proposed hydrometallurgical plant will prove successful; and

  financing conditions precedent are completed.

We cannot assure you that any of these assumptions will prove to be correct.

Often, but not always, forward looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "may", "could", "would", "might", "will", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or similar expressions, including negative variations. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present and/or economically recoverable if and when a project is actually developed or as development continues. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this annual report should not be considered as a representation by the Company or any other person that the Company's objectives or plans will be achieved. Numerous factors could cause the Company's actual results to differ materially from those expressed or implied in the forward-looking statements, including the following, which are discussed in greater detail under the heading "Risk Factors" in the Company’s Annual Information Form and the documents incorporated by reference herein:

  fluctuations in copper, cobalt, zinc and manganese;

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

  the cost of reagents and, in particular, sulphur and petroleum based products;

  the ability of the Company to retain and recruit qualified personnel or raise capital;

  the ability of the Company to obtain or maintain external financing to develop the Boleo Project;

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

This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the Annual Information Form of the Company filed as Exhibit 99.1 to this annual report on Form 40-F. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. For a reconciliation of differences between Canadian GAAP and United States GAAP in accordance with Item 18 of Form 20-F, see Note 19 –United States generally accepted accounting principles, of the notes to the audited consolidated financial statements. Effective January 1, 2011, the Company will begin preparing its financial statements in accordance with International Financial Reporting Standards.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2010, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$0.9946.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2010 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F, and is incorporated by reference herein. For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 19 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2010, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were designed and effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2010. In this annual report on Form 40-F, the Company’s independent registered auditor, Pricewaterhouse Coopers LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2010. Pricewaterhouse Coopers LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

The attestation of Pricewaterhouse Coopers LLP on the Company’s internal control over financial reporting is contained in the auditors report included in the audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company has a separately designated Compensation Committee and Nominating and Corporate Governance Committee. The Company’s Board of Directors has determined that both the Compensation Committee and the Nominating and Corporate Governance Committee are comprised of independent directors, based on the requirements for independence under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE Amex Company Guide. The Company’s Compensation Committee Charter and Nominating and Corporate Governance Committee Charter may be found on the Company’s website at www.bajamining.com.

Compensation Committee

The members of the Compensation Committee are as follows:

C. Thomas Ogryzlo (Chair);

Graham Thody; and

Ross Glanville.

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

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are as follows:

Ross Glanville (Chair);

Graham Thody; and

C. Thomas Ogryzlo.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is composed of Ross Glanville, C. Thomas Ogryzlo and Graham Thody, C.A. (Chair), all of whom, in the opinion of the Board of Directors, are independent, as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE Amex Company Guide. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Please refer to the Company’s Annual Information Form attached as Exhibit 99.1 to this annual report on Form 40-F for details in connection with each of these members and their qualifications.

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

The full text of the Audit Committee Charter is attached as Appendix 1 to the Company’s Annual Information Form, attached hereto as Exhibit 99.1.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Graham Thody qualifies is a financial expert, as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act, and is financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE Amex Company Guide.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The required tabular disclosure is included under the heading “ITEM 7 – DIRECTORS AND OFFICERS – Committees of the Board of Directors – The Audit Committee – Principal Accounting Fees and Services – Independent Auditors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2010, filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated herein by reference.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. To minimize relationships that could appear to impair the objectivity of the Company’s independent auditors, the Audit Committee has restricted the non-audit services that the Company’s independent auditors may provide primarily to tax services, review assurance services and advisory services related to the adoption of International Financial Reporting Standards. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. In general, the Company seeks to obtain non-audit services from its independent auditors only when the services offered by the Company’s independent auditors are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company adopted a Code of Business Conduct and Ethics (the “Code”) for all its directors, executive officers and employees on August 1, 2007. The Code was revised by the Company's Board of Directors on December 15, 2008. The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The Code is available on the Company’s website at www.bajamining.com.

All amendments to the Code and all waivers of the Code with respect to any of the officers covered by it will be posted on the Company’s website within five business days of the amendment or waiver, and provided in print to any shareholder who requests them.

There have been no amendments, waivers or implicit waivers to the Code during the Company’s fiscal year ended December 31, 2010. Shareholders may submit a request online at the Company’s website www.bajamining.com for a free printed copy of the Code.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Liquidity – Commitments” in the Company’s MD&A for the fiscal year ended December 31, 2010, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CONSENT TO SERVICE OF PROCESS

The Company has filed a written consent to service of process and power of attorney on Form F-X with the SEC . Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BAJA MINING CORP.

By:	/s/ John W. Greenslade
Name:	John W. Greenslade
Title:	President and Chief Executive Officer

Date: March 31, 2011

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2010
99.2.	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2010 and 2009 together with the report of the auditors thereon
99.3.	Management’s Discussion and Analysis for the years ended December 31, 2010 and 2009

Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8.	Consent of Pricewaterhouse Coopers LLP
99.9.	Consent of Michael F. Shaw
99.10.	Consent of Terry Hodson
99.11.	Consent of Thomas Gluck
99.12.	Consent of Scott Britton
99.13.	Consent of David Dreisinger
99.14.	Consent of Timothy Ross