Form 40-F
period 2011-12-31
BAJA MINING CORP.
filed 2012-04-02
CIK 1331092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

Commission file number: 001-51690

BAJA MINING CORP.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1400	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

500-200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(604) 685-2323
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services, Inc.	Copies to:
701 Fifth Avenue, Suite 6100	Kenneth G. Sam
Seattle, Washington 98104	Dorsey & Whitney LLP
(206) 903-8800	1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 352-1133
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2011, 338,778,650 common shares of the Registrant were issued and outstanding.

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

  planned mining techniques and processing of run-of-mine ore in the proposed hydrometallurgical plant will prove successful; and

  the Company will continue to be able to draw on its loans from lenders involved in the debt financing that closed on September 28, 2010.

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. Amounts included in the Annual Information Form (Exhibit 99.1) and Management’s Discussion and Analysis (Exhibit 99.3) are stated in United States dollars. Amounts included in the Audited Annual Consolidated Financial Statements (Exhibit 99.2) are stated in thousands of United States dollars, unless otherwise noted. The exchange rate of Canadian dollars into United States dollars, on December 31, 2011, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.0170.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2011 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F, and is incorporated by reference herein.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2011, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were designed and effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Responsibility for -Internal Control over Financial Reporting

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s report on its internal control over financial reporting for the fiscal year ended December 31, 2011. In this annual report on Form 40-F, the Company’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2011. PricewaterhouseCoopers LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Report

The audit of PricewaterhouseCoopers LLP on the Company’s internal control over financial reporting is contained in the auditors report included in the audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company has a separately designated Compensation Committee, Nominating Committee and Corporate Governance Committee. The Company’s Board of Directors has determined that each of the Compensation Committee, the Nominating Committee and the Corporate Governance Committee are comprised of independent directors, based on the requirements for independence under Section 803A of the NYSE Amex Company Guide. The Company’s Compensation Committee Charter, Nominating

Committee Charter and Corporate Governance Committee Charter may be found on the Company’s website at www.bajamining.com.

Compensation Committee

The members of the Compensation Committee are as follows:

Gerald Prosalendis (Chair);

Giles Baynham; and

François Marland.

The Compensation Committee has responsibility for assisting the Board in determining the compensation of directors and officers of the Company, including setting and reviewing the Company’s overall compensation philosophy. These responsibilities include reviewing annually the job description, objectives and performance of the Company’s CEO. The CEO may not be present during the Committee’ discussions of the CEO’s performance and compensation. The Committee review recommendations of the CEO in connection with its review and recommendation to the Board of the job descriptions, goals, objectives and compensation of the non-CEO executive officers of the Company. The Compensation Committee has the authority to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties and to conduct or authorize investigations into any matters within the scope of its responsibilities. The Compensation Committee may create one or more subcommittees and may delegate, in whole or in part, its duties and responsibilities to such subcommittees or to individual members of the Compensation Committee.

Corporate Governance Committee

The members of the Corporate Governance Committee are as follows:

Wolf Seidler (Chair);

François Marland; and

C. Thomas Ogryzlo.

Nominating Committee

The members of the Nominating Committee are as follows:

Graham Thody (Chair);

Gerald Prosalendis; and

Wolf Seidler.

The Nominating Committee carries out the oversight of (i) identifying the needs of the Company and Board with respect to the experiences, qualities and characteristics of potential Board members; (ii) identifying qualified individuals, in line with the needs of the Company and the Board, to become members of the Board; (iii) providing input into the annual board evaluation survey (process and structure of the document to be used) with respect to individual director effectiveness and performance which is administered by the Corporate Governance Committee, with the guidance and assistance of the Corporate Secretary, and receiving feedback on same from the Chair of the Corporate Governance Committee, (iv) proposing the composition of the various Board committees immediately before each AGM, on the assumption that all the proposed directors are elected. The proposed composition of the committees would then be approved by the Board immediately following the AGM. In the event not all proposed directors are elected, the Board would modify the composition of the committees as deemed appropriate.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is composed of Graham Thody, C.A. (Chair), Giles Baynham and C. Thomas Ogryzlo, each of whom, in the opinion of the Board of Directors, is independent, as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE Amex Company Guide. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Please refer to the Company’s Annual Information Form attached as Exhibit 99.1 to this annual report on Form 40-F for details in connection with each of these members and their qualifications.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The required tabular disclosure is included under the heading “ITEM 7 – DIRECTORS AND OFFICERS – Committees of the Board of Directors – The Audit Committee – Principal Accounting Fees and Services – Independent Auditors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated herein by reference.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. To minimize relationships that could appear to impair the objectivity of the Company’s independent auditors, the Audit Committee has restricted the non-audit services that the Company’s independent auditors may provide primarily to tax services and review assurance services. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. In general, the Company seeks to obtain non-audit services from its independent auditors only when the services offered by the Company’s independent auditors are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding.

The Company did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X in 2011 or 2010.

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

There have been no amendments, waivers or implicit waivers to the Code during the Company’s fiscal year ended December 31, 2011. Shareholders may submit a request online at the Company’s website www.bajamining.com for a free printed copy of the Code.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Commitments and Contractual Obligations” in the Company’s MD&A for the fiscal year ended December 31, 2011, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

BAJA MINING CORP.
By:	/s/ John W. Greenslade
Name:	John W. Greenslade
Title:	President and Chief Executive Officer

Date: March 30, 2012

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2011
99.2.	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2011 and 2010 together with the report of the auditors thereon
99.3.	Management’s Discussion and Analysis for the years ended December 31, 2011 and 2010

Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8.	Consent of PricewaterhouseCoopers LLP
99.9.	Consent of Michael F. Shaw
99.10.	Consent of Terry Hodson
99.11.	Consent of Thomas Gluck
99.12.	Consent of Scott Britton
99.13.	Consent of David Dreisinger
99.14.	Consent of Timothy Ross