Form 40-F/A
period 2011-12-31
BAJA MINING CORP.
filed 2012-04-18
CIK 1331092

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F/A (Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 001-51690

BAJA MINING CORP.
 (Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1400	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

500-200 Burrard Street Vancouver, British Columbia, Canada V6C 3L6
(604) 685-2323
(Address and Telephone Number of Registrant’s Principal Executive Offices)
DL Services, Inc. 701 Fifth Avenue, Suite 6100 Seattle, Washington 98104 (206) 903-8800	Copies to: Kenneth G. Sam Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202-5549 (303) 352-1133
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

   ☒ Annual Information Form                                                                         ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2011, 338,778,650 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☐ Yes   ☐ No

EXPLANATORY NOTE

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

The Company is filing this Amendment No. 1 to its annual report on Form 40-F, as originally filed on April 2, 2012, to include the Company’s management’s discussion and analysis (amended) in Exhibit 99.3.  The original management’s discussion and analysis has been amended to include certain clarifying disclosure regarding selected annual financial information which was inadvertently omitted from the original filing. No other amendments, alterations or updates  are being made to the annual report on Form 40-F as originally filed.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F/A and the exhibits attached hereto contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of copper, cobalt, zinc and manganese, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage.  These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, or on its behalf.

In making the forward looking statements in this annual report and the documents incorporated by reference herein, the Company has made several assumptions that it believes are appropriate, including, but not limited to the assumption that:

●	market fundamentals will result in reasonable demand and prices for copper, cobalt, zinc and manganese;

●	mine plan scenarios will be viable and that development, construction and other work at the Boleo Project will proceed as expected;

●	the Company will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions;

●
the advice the Company has received from its consultants and advisors relating to matters such as mineral reserves and mineral resources and environmental requirements is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral reserves and mineral resources are appropriate and accurate;

●	planned mining techniques and processing of run-of-mine ore in the proposed hydrometallurgical plant will prove successful; and

●	financing will be available on reasonable terms.

We cannot assure you that any of these assumptions will prove to be correct.

Often, but not always, forward looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "may", "could", "would", "might", "will", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or similar expressions, including negative variations. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present and/or economically recoverable if and when a project is actually developed or as development continues. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this annual report should not be considered as a representation by the Company or any other person that the Company's objectives or plans will be achieved. Numerous factors could cause the Company's actual results to differ materially from those expressed or implied in the forward-looking statements, including the following, which are discussed in greater detail under the heading "Risk Factors" in the Company’s Annual Information Form and the documents incorporated by reference herein:

●	fluctuations in copper, cobalt, zinc and manganese;

●	fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar/Mexican peso exchange rates;

●	the increased demand for, and cost of, exploration, development and construction services and equipment;

●	the Company's history of losses and the possibility of future losses;

●	risks related to future exploration, development mining and mineral processing;

●	the ability of the Company to achieve and/or meet production volume or operating cost estimates;

●	the ability of the Company to achieve and/or maintain projected production levels at the Boleo Project;

●	uncertainty related to title of the Company's mineral properties;

●	the accuracy of mineral reserve and mineral resource estimates;

●	the availability of infrastructure necessary to develop the Boleo Project;

●	the cost of reagents and, in particular, sulphur and petroleum based products;

●	the ability of the Company to retain and recruit qualified personnel or raise capital;

●	the ability of the Company to obtain or maintain external financing to develop the Boleo Project;

●	risks associated with mining activities situated entirely in a single country;

●	risks associated with potential changes in governmental legislation or regulatory requests;

●	risks associated with development activities abroad;

●	the risk that permits and regulatory approvals necessary to develop and operate a mine on the Company's property will not be available on a timely basis, on reasonable terms or at all;

●	environmental risks;

●	the loss of key personnel;

●	hedging risks;

●	the ability of the Company to comply with the terms of its credit facilities; and

●	the ability of the Company to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the Annual Information Form of the Company filed as Exhibit 99.1 to the Company’s original annual report on Form 40-F as filed on April 2, 2012.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

The Company’s forward-looking statements contained in the exhibits incorporated by reference into this annual report on Form 40-F/A are made as of the respective dates set forth in such exhibits.  Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made.  In preparing this annual report on Form 40-F/A, the Company has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof.  Nor does the Company assume any obligation to update such forward-looking statements in the future, except as may be required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (amended) (“MD&A”) is filed as Exhibit 99.3 to this annual report on Form 40-F/A, and is incorporated by reference herein.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BAJA MINING CORP.

By:	/s/ John W. Greenslade
Name: John W. Greenslade
Title President and Chief Executive Officer

Date: April 17, 2012

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F/A:

Exhibit	Description

Annual Information
99.1.*	Annual Information Form of the Company for the year ended December 31, 2011
99.2.*	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2011 and 2010 together with the report of the auditors thereon
99.3.	Management’s Discussion and Analysis (amended) for the years ended December 31, 2011 and 2010

Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8.*	Consent of Pricewaterhouse Coopers LLP
99.9.*	Consent of Michael F. Shaw
99.10.*	Consent of Terry Hodson
99.11.*	Consent of Thomas Gluck
99.12.*	Consent of Scott Britton
99.13.*	Consent of David Dreisinger
99.14.*	Consent of Timothy Ross
* - Previously filed with the Company’s annual report on Form 40-F as filed with the Securities and Exchange Commission on April 2, 2012.