Form 20-F
period 2012-12-31
BAJA MINING CORP.
filed 2013-04-30
CIK 1331092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2012
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

1430-800 West Pender Street, Vancouver, British Columbia V6C 2V6
(Address of principal executive offices)

Nigel Kirkwood
1430-800 West Pender Street, Vancouver, British Columbia V6C 2V6 Tel: (604) 685-2323
E-mail: nigel.kirwood@bajamining.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 340,213,025 common shares as at December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer [ ]	Accelerated filer [ X ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Reporting Standards as issued [ X ]	Other [ ]
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [   ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No [ X ]

TABLE OF CONTENTS

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING MINERAL REPORTING STANDARDS	1
UNITED STATES AND CANADIAN REPORTING DEFINITION DIFFERENCES FOR MINERAL PROPERTIES	1
SEC Industry Guide 7	2
CIM Definition Standards	2
METRIC CONVERSION TABLE	4
GLOSSARY OF TERMS	5
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	8
PART I	10
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	10
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	10
ITEM 3. KEY INFORMATION	10
A. Selected financial data	10
B. Capitalization and indebtedness	11
C. Reasons for the offer and use of proceeds	11
D. Risk factors	11
ITEM 4. INFORMATION ON THE COMPANY	27
A. History and development of the company	27
B. Business overview	34
C. Organizational structure	36
D. Property, plants and equipment	37
ITEM 4A. UNRESOLVED STAFF COMMENTS	43
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	45
A. Operating results	48
B. Liquidity and capital resources	51
C. Research and development, patents and licenses, etc	55
D. Trend Information	56
E. Off Balance Sheet Arrangements	56
F. Tabular disclosure of contractual obligations	57
G. Safe harbor	57
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	57
A. Directors and senior management	57
B. Compensation	62
C. Board practices	72
D. Employees	79

E. Share ownership	79
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	79
A. Major Shareholders	82
B. Related party transactions	82
C. Interests of experts and counsel	83
ITEM 8. FINANCIAL INFORMATION	83
A. Consolidated Statements and Other Financial Information.	83
B. Significant Changes	85
ITEM 9. THE OFFER AND LISTING	85
A. Offer and listing details	85
B. Plan of distribution	85
C. Markets	87
D. Selling shareholders	87
E. Dilution	87
F. Expenses of the issue	87
ITEM 10. ADDITIONAL INFORMATION	87
A. Share capital	87
B. Memorandum and articles of association	87
C. Material contracts	88
D. Exchange controls	90
E. Taxation	90
F. Dividends and paying agents	90
G. Statement by experts	99
H. Documents on display	99
I. Subsidiary Information	99
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	99
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	100
PART II	100
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	100
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	101
A-D	101
E. Use of proceeds	101
ITEM 15. CONTROLS AND PROCEDURES	101
ITEM 16. [RESERVED]	103
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	103
ITEM 16B. CODE OF ETHICS	103

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING MINERAL REPORTING STANDARDS

The disclosure in this Annual Report on Form 20-F and documents incorporated by reference has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. For example, the terms "measured mineral resources" "indicated mineral resources", "inferred mineral resources", "proven mineral reserves" and "probable mineral reserves" are used in this Annual Report on Form 20-F and documents incorporated by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, inferred mineral resources or probable mineral reserves will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this Annual Report on Form 20-F or the documents incorporated herein by reference is economically or legally mineable and will ever be classified as a reserve. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of "contained pounds" is permitted disclosure under Canadian regulations however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Annual Report on Form 20-F containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

UNITED STATES AND CANADIAN REPORTING DEFINITION DIFFERENCES FOR MINERAL PROPERTIES

The Company reports mineralized material under two separate standards to meet the requirements for reporting in both the U.S. and Canada. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, commonly referred to as NI 43-101. NI 43-101 follows guidelines set out in the Canadian institute of Mining, Metallurgy and Petroleum (the "CIM") standards on mineral resources and mineral reserves definitions and guidelines adopted by the CIM council. Canadian and U.S. standards are substantially different, with Industry Guide 7 being generally more conservative than NI 43-101. Some such differences are provided below.

SEC Industry Guide 7

Reserve

That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Proven (Measured) Reserves

Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Probable (Indicated) Reserves

Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

There are no Resource categories under SEC Industry Guideline 7.

CIM Definition Standards

Mineral Resource

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgement by a qualified person as defined in National Instrument 43-101 (the “Qualified Person”) in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

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

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

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

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

METRIC CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

Metric Unit =	U.S. Measure	U.S. Measure =	Metric Unit
1 hectare	2.471 acres	1 acre	0.4047 hectares
1 meter	3.2881 feet	1 foot	0.3048 meters
1 kilometer	0.621 miles	1 mile	1.609 kilometers
1 gram	0.032 troy oz.	1 troy ounce	31.1 grams
1 kilogram	2.205 pounds	1 pound	0.4541 kilograms
1 tonne	1.102 short tons	1 short ton	0.907 tonnes
1 tonne	2,204.62 pounds	1 pound	0.00045 tonnes
1 gram/tonne	0.029 troy ozs./ton	1 troy ounce/ton	34.28 grams/tonne

GLOSSARY OF TERMS

2010 Project Financing

$759 million in senior debt financing and cost overrun debt facilities part of the Project Facilities arranged for the development of the Boleo Project in September 2010 and provided by the 2010 Project Financing Lenders

2010 Project Financing Lenders

Export-Import Bank of the United States (“US EXIM”), Export Development Canada (“EDC”), the Korean Development Bank (“KDB”) and a group of commercial banks including Standard Chartered Bank, Standard Bank, Unicredit, Barclays Capital and West LB, (together, the “Commercial Lenders”)

Boleo/Boleo Project	El Boleo Property, Boleo Project, Boleo District, Boleo Mining District, Boleo copper-cobalt-zinc deposit – located just outside of Santa Rosalía, Baja California Sur, Mexico
CCD	Counter Current Decantation
CIM Standards	Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves, as adopted by CIM Council
Company	Baja Mining Corp. and its subsidiaries unless the context of the sentence clearly suggests otherwise
Consortium

A consortium of Korean companies that purchased a 30% stake in the Boleo Project in May 2008. The companies include: LS Nikko Copper Inc., Korea Resources Corporation, Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd.

Consortium Financing	Potential funding solution for the Cost Overrun announced by the Company on July 26, 2012 comprising two funding stages: the Phase I Funding and the Phase II Funding Requirement
Cost Overrun

On April 23, 2012, the Company announced that the cost to construct the Boleo Project could be as high as $1,667 million, which significantly exceeded MMB’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million)

Costeros	Desarrollos y Servicios Costeros, SA de CV
Cu	Copper
DFS	Definitive Feasibility Study completed on Boleo in May 2007
Hellman & Schofield	Hellman & Schofield Pty Ltd., Sydney, Australia – economic geological consultants

Invebaja	Invebaja, S.A. de C.V.; a wholly owned subsidiary of Baja Mining, incorporated in Mexico
KORES	Korea Resources Corporation
Manto	Spanish mining term for a “mineralized layer or stratum”
March 2010 Technical Report

 In March 2010, the Company published a NI 43-101 compliant updated technical report for the Boleo Project that included information which formed part of a definitive feasibility study carried out between 2004 and 2007 and published in May 2007 (the “DFS”) and updated the capital cost estimate for construction of Boleo as prepared by the EPCM contractor hired in 2009. The technical report is posted under the Company’s profile on SEDAR and on EDGAR at www.sec.gov

Meseta Central	Servicios y Desarrollos Meseta Central, SA de CV
Minera Curator	Minera Curator, S.A. de C.V. – Mexican subsidiary of International Curator Resources Ltd., the name eventually changed to Minera y Metalúrgica del Boleo, S.A. de C.V.
Mintec

Mintec International Corporation, Barbados, formed as the parent company of Minera Curator, S.A de C.V. Mintec was continued to British Columbia, Canada, under the British Columbia Business Corporation Act under the name “Mintec Processing Ltd.” On November 25, 2004

Minera Terra Gaia	Minera Terra Gaia, S.A. de C.V, Mexican subsidiary of Terratech Environmental Corporation
MMB	Minera y Metalurgica del Boleo, S.A.P.I. de C.V. formerly Minera y Metalurgica del Boleo, S.A. de C.V.
NI 43-101	Canadian National Instrument 43-101
Phase I Funding

Pursuant to the Consortium Financing, the contribution to MMB by the Consortium of $90 million, completed on August 27, 2012, upon which the Company’s ownership interest in MMB was reduced from 70% to 49%

Phase II Funding Requirement

Pursuant to the Consortium Financing, the Consortium option to contribute additional funding of up to $443.4 million to complete the Boleo Project’s development. As a result, the Company’s ownership interest in MMB will be reduced from 49% to 10%

Project Facilities	$823 million in senior debt financing, subordinated

debt and cost overrun facilities arranged for the development of Boleo in September 2010 by the 2010 Project Financing Lenders
Remaining 2010 Project Financing Lenders	The 2010 Project Financing Lenders with the exclusion of US EXIM
Retaque	Spanish term meaning “back fill”
SRK Report	In July 2012, SRK Consulting was retained by the Company to complete an updated NI 43-101 compliant report on the Boleo Project
SX/EW

Solvent Extraction and Electro-winning - Solvent extraction (SX), sometimes called liquid ion exchange, is a means of selectively concentrating and purifying a desired element after it has been dissolved in some solution, frequently an acid leach liquor. Electrowinning (EW) is the application of a direct electric current to a concentrated solution of metal ions to cause the deposition of high purity metal

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information provided in this Annual Report on Form 20-F and the documents incorporated by reference herein constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, and may include, but not be limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries, its associate and its project, the future price of copper, cobalt, zinc and manganese, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for and availability of additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, or on its behalf.

In making the forward-looking statements in this Annual Report on Form 20-F and the documents incorporated by reference herein, the Company has made several assumptions that it believes are appropriate, including, but not limited to the assumption that:

  Korea Resource Corporation (“KORES”) will continue to fund and support Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”) and the construction of the Boleo Project through to the commencement of commercial operations;

  mine plan scenarios will be viable, and that development, construction and other work at the Boleo Project will continue without further interruptions;

  market fundamentals will result in reasonable demand and prices for copper, cobalt, zinc and manganese;

  MMB or the Boleo Project will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions;

  the advice the Company and MMB have received, or MMB and the Company expect to receive, from their consultants and advisors relating to matters such as mineral reserves and mineral resources and environmental requirements is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral reserves and mineral resources are appropriate and accurate;

  planned mining techniques, in particular for underground mining, and processing of run-of-mine ore in the proposed hydrometallurgical plant will prove successful in producing products that meet the specifications of off-take partners;

  the findings of the SRK updated NI 43-101 technical report on the Boleo Project will confirm that the Boleo Project remains economically viable; and

  the Company and MMB will continue to operate as going concerns.

We cannot assure you that any of these assumptions will prove to be correct.

Often, but not always, forward-looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "may", "could", "would", "might", "will", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or similar expressions, including negative variations. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present and/or economically recoverable if and when a project is actually developed or as development continues. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this Annual Report on Form 20-F should not be considered as a representation by the Company or any other person that the Company's objectives or plans will be achieved. Numerous factors could cause the Company's actual results to differ materially from those expressed or implied in the forward looking statements, including the following, which are discussed in greater detail under Item 3-D: Risk Factors in this Annual Report on Form 20-F and the documents incorporated by reference herein:

  MMB continues to be in an Event of Default with its lenders;

  the loss of control of the Company’s principal asset and related uncertainties regarding decisions on the further development and funding of the Boleo Project and potential further dilution of the Company’s interest in MMB;

  as the Company is no longer the operator of the Boleo Project it no longer has day-to-day involvement in the management and development of the Boleo Project, and as a result has less timely and complete access to information relating to the Boleo Project;

  matters raising doubt as to the Company's ability to continue as a going concern;

  ongoing and potential litigation and regulatory investigations;

  the Company’s and MMB’s history of losses and the possibility of future losses;

  the reliance of the Company on a single property and the ability of the Company to successfully identify and develop additional properties and projects that could create value for shareholders by generating revenues, declaring dividends and enhancing share price;

  risk of further project cost overruns and risks related to future exploration, development, mining and mineral processing;

  the ability of the Company and/or MMB to retain and recruit qualified personnel;

  the ability of the Company to raise any additional funding;

  the risk that the Company may experience difficulties with its Boleo partners;

  the risk that the Company may not be able to maintain its current listing on the Toronto Stock Exchange (the “TSX”) or another stock exchange;

  the fluctuations in prices of copper, cobalt, zinc and manganese;

  fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar/Mexican peso exchange rates;

  the accuracy of the Boleo Project mineral reserve and mineral resource estimates and the ability of MMB to achieve and/or maintain projected production rates, operating costs and metallurgical recovery at the Boleo Project;

  uncertainty related to the title of MMB's mineral properties;

  the ability of the Company and/or MMB to obtain or maintain external financing to develop the Boleo Project once the current Event of Default is remedied and/or the ability of the Company and/or MMB to comply with the terms of its credit facilities if these are reactivated;

  risks associated with mining activities restricted to a single country;

  risks associated with potential changes in governmental legislation or regulatory requests and that permits and regulatory approvals necessary to develop and operate a mine on MMB's property will not be available on a timely basis, on reasonable terms or at all;

  risks associated with MMB’s hedge program if not settled on schedule;

  the ability of the Company to maintain adequate internal control over financial reporting; and

  the ability of the Boleo Project to generate cash flow or dividends.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this Annual Report on Form 20-F and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this Annual Report on Form 20-F or to reflect the occurrence of unanticipated events, except as expressly required by law.

PART I

In this document, references to “we”, “our”, “us”, the “Company” or “Baja” mean Baja Mining Corp. and its subsidiaries unless the context of the sentence clearly suggests otherwise.

Financial information provided throughout this Annual Report on Form 20-F is referenced in United States dollars unless stated otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3. KEY INFORMATION.

A. Selected financial data

The following table presents selected financial information. Our financial statements have been prepared in accordance with International Financial Reporting Standards as published by the International Accounting Standards Board (“IFRS”), which differs in certain significant respects from U.S. GAAP, and are stated in thousands of United States Dollars. Financial information should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F, including our audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 (“Consolidated Financial Statements”).

	2012	2011	2010
	USD '000s	USD '000s	USD '000s
Cash and cash equivalents	5,562	39,625	48,151
Working capital (deficit)	(85)	(159,733)	37,288
Investment in associate	43,694	-	-
Total assets	54,376	766,984	391,230
Senior debt	-	152,018	-
Subordinated debt	10,000	243,157	75,087
Loss on deconsolidation of subsidiary	(127,260)	-	-
Share of results in associate	9,985	-	-
(Loss) Income for the year attributable to shareholders of the Company	(270,273)	11,512	(69,580)
Earnings (loss) per share
- Basic	(0.79)	0.03	(0.41)
- Diluted	(0.79)	0.03	(0.41)

B. Capitalization and indebtedness

Not Applicable.

C. Reasons for the offer and use of proceeds

Not Applicable.

D. Risk factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

The Company’s failure to successfully address the risks and uncertainties described below would have a material adverse effect on the Company’s business, financial condition and/or results of operations, and the trading price of the Company’s common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect the Company’s business.

Estimates of mineralized material are inherently forward-looking statements and subject to error. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Certain descriptions or information relating to the Boleo Project in connection with risk factors described herein are based in part upon information set out in the March 2010 Technical Report. The Company awaits receipt of the SRK Report which will supersede the March 2010 Technical Report. Readers are cautioned that information regarding the Boleo Project in the SRK Report may differ significantly from the information contained in the March 2010 Report and its existing public disclosure.

MMB remains in an Event of Default.

During the quarter ended June 30, 2012, the Company determined at that time that the cost to construct the Boleo Project could be as high as $1,667 million, which significantly exceeded MMB’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million). As the Company was unable to finance the funding shortfall within 60 days and, as of the date of this Annual Report on Form 20-F, a final agreement has not yet been reached between MMB and the Remaining 2010 Project Financing Lenders, MMB is in an event of default as defined in MMB’s senior lending agreements (“Event of Default”). Should an extension not be agreed to the latest standstill agreement that expired on April 19, 2013 or should MMB remain in an Event of Default at the expiration of any subsequent standstill agreement, as a result of this (or any other arising) defaults, the Remaining 2010 Project Financing Lenders may exercise any combination of the following remedies available to the lender group:

  cancelling their total lending commitments available to MMB;

  declaring that all or part of the loans, together with accrued interest, be immediately due and payable;

  declaring that all or part of their loans be payable on demand;

  terminating or closing out MMB’s copper hedging contracts; and

  exercising any other rights or remedies available to the senior lenders when a default is continuing.

While the Company has been informed by MMB that as of the date of this Annual Report on Form 20-F, KORES and MMB are currently negotiating with the Remaining 2010 Project Financing Lenders to extend the standstill agreement that expired on April 19, 2013, there can be no assurance that an agreement to extend the standstill arrangement beyond April 19, 2013 will be reached.

The Company no longer controls MMB.

On July 26, 2012, the Consortium agreed to a potential funding solution for the forecasted cost overruns at the Boleo Project (the “Consortium Financing”) pursuant to which on August 27, 2012, the Consortium completed the $90 million Phase I Funding contribution to MMB, and the Company’s interest in MMB was decreased from 70% to 49% as at December 31, 2012 (which has subsequently been reduced further to 20.9%). At that time, the transition of control and management responsibility over MMB from the Company to the Consortium was initiated and the Consortium acquired the right to implement certain amendments to the current Shareholder Agreement between the Company and the Consortium, expanding the power of the Consortium to manage the business of MMB and limiting the Company’s rights. The Company is no longer the operator of the Boleo Project, and the ultimate nature of the Company’s participation and role in the future operations and strategic decision making of the Boleo Project is uncertain at this time.

The Consortium has no previous operational experience at the Boleo Project or other previous experience working together on any similar mining project. It is uncertain whether MMB will be able to obtain the services of the personnel it requires to advance successfully the Boleo Project or manage the transition of control of MMB and the Boleo Project.

The Company no longer has complete and timely access to material or relevant information concerning MMB and the Boleo Project.

As the Company no longer controls MMB or is the operator of the Boleo Project, the Company is dependent on MMB providing the Company with relevant and accurate technical and financial information regarding MMB and the Boleo Project (“Material Information”) for it to ensure that its shareholders and the markets are appropriately informed and updated in accordance with the Company’s continuous reporting and other regulatory requirements. As KORES and the other members of the Consortium may have differing internal and/or external informational reporting requirements, the Company may not always have, or be granted access to, on a timely basis, all Material Information. While the Company is working with MMB and KORES to ensure that it receives timely access to all such Material Information, the Company may not receive or be aware of such Material Information to enable it to disclose to its shareholders and the markets on a timely and complete basis.

The Company may be unable to continue as a going concern and, therefore, may become insolvent and forced to reorganize or liquidate.

The Company’s interest in MMB is its principal asset. The Company’s market capitalization has declined to below $20 million.

The latest of several standstill agreements with MMB’s senior lenders expired on April 19, 2013. KORES and MMB continue to work with the Remaining 2010 Project Financing Lenders to renegotiate and reactivate the Remaining 2010 Project Financing facilities. KORES and MMB are negotiating with the Remaining 2010 Project Financing Lenders a further extension to the standstill agreement, which has not yet been agreed. Should the Consortium not complete the Phase II Funding Requirement or extend the further necessary funding to MMB should the Phase II Funding Requirement not be sufficient to complete the Boleo Project and/or an agreement is not reached with the Remaining 2010 Project Financing Lenders, this could result in the shutdown of the Boleo Project and the insolvency of MMB. Should MMB deplete its available funds, it may be forced to implement an orderly shut-down drawing upon $20 million maintained by it in a restricted intermediary cash account for this purpose. As the Company has provided a proportionate (70%) guarantee in respect of the 2010 Project Financing and a proportionate (70%) economic completion guarantee, the insolvency of MMB would result in the 2010 Project Financing Lenders calling on the guarantees, which would result in the insolvency of the Company. As at December 31, 2012, MMB had drawn $233.3 million against the 2010 Project Financing.

In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts (as further described below in Item 4.B. Business Overview). As at December 31, 2012, the hedge liability reported by MMB was $46.3 million.

Critical factors, amongst others, impacting the likelihood of any demand arising under the senior borrowing guarantee and, therefore, the Company’s ability to continue as a going concern, include the following: (i) the Phase II Funding Requirement as committed by KORES on behalf of the Consortium being completed; (ii) the continued support of the remaining 2010 Project Financing Lenders in choosing not to exercise any remedies available to them under the Event of Default; (iii) the renewal of the standstill agreement that expired on April 19, 2013 and/or the reinstatement or replacement of the remaining 2010 Project Financing; (iv) completion of development of the Boleo Project; (v) establishing profitable operations.

In addition, should the Company be required to repay to the Consortium the refundable manganese deposit liability of $10 million, it currently has insufficient funds available to settle this liability (see note 13 in the Company’s Consolidated Financial Statements for the year ended December 31, 2012 (the “Consolidated Financial Statements”)).

The success of these factors above cannot be assured, and accordingly there is substantial doubt about the Company’s ability to continue as a going concern.

There are numerous uncertainties related to the Company’s financing activities.

The latest of several standstill agreements with MMB’s Remaining 2010 Project Financing Lenders expired on April 19, 2013. KORES and MMB are negotiating with the Remaining 2010 Project Financing Lenders a further extension to the standstill agreement, which has not yet been agreed. In addition, KORES and MMB continue to work with the Remaining 2010 Project Financing Lenders to renegotiate and reactivate the remaining 2010 Project Financing facilities (excluding the original US EXIM facility). Should KORES not complete the Phase II Funding Requirement or extend the further necessary funding to MMB should the Phase II Funding Requirement not be sufficient to complete the Boleo Project and/or an agreement is not reached with the Remaining 2010 Project Financing Lenders, this could result in the shutdown of the Boleo Project and the insolvency of MMB. Should MMB deplete its available funds, it may be forced to implement an orderly shut-down, thereby drawing upon $20 million maintained by it in a restricted intermediary cash account for this purpose.

As the Company has provided a proportionate (70%) guarantee in respect of MMB’s 2010 Project Financing and a proportionate (70%) economic completion guarantee, the insolvency of MMB would result in the lenders calling on the guarantees, which would result in the insolvency of the Company.

Additional contributions by KORES or the Consortium may lead to further dilution of the Company’s interest in MMB.

Further contributions by KORES and/or the Consortium or the Phase II Funding Requirement will result in a further dilution of Baja’s interest in MMB. If Baja is unable to contribute to the Phase II Funding Requirement, Baja’s interest in MMB will be further diluted from 20.9% to 10%. If the total costs to complete the Boleo Project exceed the Phase II Funding Requirement and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB (or such percentage ownership pursuant to any participation in the Phase II Funding Requirement) will be further diluted according to a dilution formula to be negotiated.

Even if Baja is able to participate in the Phase II Funding Requirement, the additional interest which it will be able to retain in MMB will be limited. Assuming KORES has completed the Phase II Funding Requirement, if Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage calculated by multiplying 39% (the percentage of MMB represented by 100% of the Phase II Funding Requirement) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Phase II participation right by the total amount of the Phase II Funding Requirement. As an illustration, if Baja fully exercised its Phase II participation right, it would require approximately $341 million to retain the maximum 40% interest in MMB, at which it is capped as per the Consortium Financing. Under the terms of the Consortium Financing, Baja can only attempt to raise funds for Phase II participation by way of a non-backstopped rights offering, so expects to have limited, if any, funds to exercise its Phase II participation right, which requires a minimum $10 million contribution in order to earn any additional interest.

The Commercial Lenders’ cost overrun facility was terminated, thereby lending doubt as to the availability of the Louis Dreyfus Cost Overrun Facility to cover the Company’s previously committed portion of the Boleo Project cost overrun, both of which may give rise to further dilution of ownership in MMB.

Under the terms of the Louis Dreyfus Cost Overrun Facility (as further described in Item 5.B. Liquidity and Capital Resources), a draw on the facility is only possible if there is a simultaneous, pro rata draw on the Commercial Lenders cost overrun facility. During the quarter ended December 31, 2012, the Commercial Lenders exercised their right to terminate the Commercial Lenders cost overrun facility. As such, a draw on the Louis Dreyfus $35 million cost overrun facility is now very unlikely.

As a result, the Company may be required to find an alternative source of funding for the Boleo Project to replace the Louis Dreyfus Cost Overrun Facility or its shareholding in MMB may be further diluted below 10% (or such percentage ownership pursuant to any participation in the Phase II Funding Requirement) in accordance with the terms of the Consortium Financing.

Should the Commercial Lenders choose not to renegotiate the cost overrun facility upon reaching a decision to otherwise reactivate their participation in the 2010 Project Financing, there can be no assurance that KORES will ultimately fund the $50 million shortfall created as a consequence thereof and that the Company’s ownership in MMB will not be further diluted as a consequence, or certainty as to what terms such funding would be extended to MMB and whether or not such terms will be commercially reasonable.

The refundable manganese deposit liability may become payable.

The Company has a refundable deposit liability of $10 million from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made by MMB not to produce manganese from the Boleo Project by the economic completion date of the project. Alternatively, additional consideration of $13 million may be paid to the Company by the Consortium upon a positive decision related to the production of manganese.

As it no longer controls MMB, the Company anticipates that it will lose its ability to direct the manganese developments through the Manganese Action Committee, a technical committee chartered by the board of MMB. The interests of the Consortium and MMB may not be aligned to those of the Company and MMB may elect not to support ongoing development and expenditures directed towards the feasibility of the manganese project, in which case the Company may be required to refund the deposit liability to the Consortium.

The Company is subject to ongoing and potential future litigation and regulatory investigations regarding the cost overruns of the Boleo Project.

Following the Company’s announcement of the forecast Boleo Project cost overruns on April 23, 2012, the Company has become subject to legal proceedings and litigation, including a class action lawsuit initiated by a shareholder seeking among other relief, damages in the amount of Cdn$250 million. The class has not yet been and may never be certified. In general, litigation claims can be expensive and time consuming to bring or defend against and could result in settlements or damages that could significantly affect the Company’s financial position. The Company intends to contest any such litigation claims to the extent of any or all available defenses. However, it is not possible to predict the final outcome of any current litigation, additional litigation or regulatory investigations to which the Company may become party or subject to in the future, and the impact of any such litigation or regulatory investigations on its business, results of operations and financial condition could be material. More information can be found under Item 8: Financial Information.

The Company’s business currently depends on a single property and there is no assurance that MMB will successfully place it into production.

The Company’s principal asset is its interest in MMB whose only mineral property is the Boleo Project. If MMB successfully develops the Boleo Project, unless the Company acquires additional properties or projects, or MMB discovers additional deposits at Boleo, the Company will be solely dependent upon a single mine operation for its revenue and profits, if any. The Company can provide no assurance that it will acquire additional properties or projects, or MMB will establish any further reserves or successfully develop any mining operations at the Project.

The Company and MMB have no history of generating revenues from operations; the Company may never generate any revenues from operations.

MMB currently has no commercial production at the Boleo Project, and the Company and MMB have never recorded any revenues from mining operations. The Company expects to continue to incur losses, and will continue to do so until such time, if ever, as the Boleo Project commences commercial production and generates sufficient cash flows to support the distribution of cash to the Company to continue operations, or the Company develops an alternative project opportunity.

The development of mining operations at the Boleo Project will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as MMB adds, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production at the Boleo Project. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development; the results of consultants’ analyses and recommendations; the rate at which operating losses are incurred; the execution of any joint venture agreements with strategic partners; the acquisition of additional properties, if any; and other factors, many of which are beyond the Company’s and MMB’s control. MMB, and therefore the Company, may never generate any revenues or achieve profitability from the Boleo Project.

The Company’s ability to make payments depends on the cash flows of its subsidiaries

The Company conducts substantially all of its operations through subsidiaries. The Company has no direct operations and no significant assets other than the shares of its subsidiaries. Therefore, the Company is dependent on the cash flows of its subsidiaries to meet its obligations, including payment of principal and interest on any debt the Company incurs or has guaranteed, including the 2010 Project Financing. The Company no longer controls MMB or the Boleo Project and therefore is not in control of decisions relating to dividends or other distributions to MMB shareholders of excess cash flows, if any, that may be generated by the Project. Currently, the shareholder agreement between the Consortium and the Company does not set out any dividend policy, and there is no assurance that any future agreement on dividend policy will be reached between the parties when the shareholder agreement is renegotiated to reflect adjustments pursuant to the Consortium Financing. The Consortium may choose to reinvest any excess cash flows generated by the Boleo Project into the Boleo Project, or opt for MMB to invest in further projects. There can be no assurance that the Company will generate any cash flow from its investment in the Boleo Project.

The ability of the Company’s subsidiaries to provide it with payments may be constrained by the following factors: (i) the cash flows generated by operations, investment activities and financing activities; (ii) the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which they operate; and (iii) the introduction of exchange controls and repatriation restrictions or the availability of hard currency to be repatriated. In particular, the financing agreements entered into in connection with the 2010 Project Financing prohibit MMB from paying dividends or making distributions to shareholders until economic completion of the Boleo Project.

If the Company is unable to receive sufficient cash from its subsidiaries, it may be required to refinance its indebtedness, raise funds in a public or private equity or debt offering or sell some or all of its assets. The Company can provide no assurances that an offering of its debt or equity or a refinancing of its debt can or will be completed on satisfactory terms or that it would be sufficient to enable it to make payment with respect to its debt. The foregoing events could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company may never declare dividends.

The Company has never declared or paid dividends on the common shares of the Company. The Company currently expects to retain earnings, if any, to finance growth and development of its business, and does not expect to pay cash dividends on the common shares in the near future. Under the terms of the senior debt facility agreements, payment of dividends on the common shares of the Company is restricted until the economic completion of the Boleo Project. However, thereafter the declaration of dividends will be within the discretion of the Company’s board of directors and will depend upon the board’s assessment of the Company’s earnings, capital requirements, operating and financial conditions and other relevant factors, including the commencement of profitable operations at the Boleo Project and the prospect for interest income or other distributions of earnings from the Boleo Project.

The Boleo Project may face mining difficulties.

The Boleo deposit is predominantly a soft-rock, underground ore-body, spread amongst seven flat-lying ore beds (or “mantos”). MMB is planning to apply a mechanized room-and-pillar mining method for most of the mining, utilizing a fleet of continuous miners, mobile roof support and mobile haulage equipment for the purpose of advance and retreat mining.

However, underground, soft-rock mining presents a number of significant challenges including (but not limited to) safe and efficient ground control, geotechnical complexities aggravated by the presence of historic underground mine excavations (some filled and some unfilled), attracting and retaining suitably skilled personnel, operating specialized mining equipment and associated maintenance support.

MMB has engaged SRK to carry out mine planning, including increasing the proportion of open pit mine production. There is no assurance that MMB will be able to achieve the production levels required to ensure the economic viability of the Boleo Project.

Capital and operating costs of the Boleo Project may exceed the latest estimates.

In May 2012, the Company and MMB engaged the mining consulting firm, SRK Consulting, to conduct a status report covering all aspects of the Boleo Project. The final status report was submitted in July 2012. In July 2012, the Company retained SRK to prepare an updated NI 43-101 compliant technical report (the “SRK Report”). The SRK Report, which has not yet been completed, is dependent upon the receipt of input from MMB and KORES who are working with their mining consulting engineers to finalize the design of mining operations.

The capital costs of the Boleo Project to be set out in the SRK Report may exceed the Company’s and MMB’s latest estimates. In addition, any such estimate of capital costs to be set out in the SRK Report will be subject to a number of estimates, including, but not limited to, the prices of equipment, construction materials and key consumables, including steel and fuel, as well as to changes in scope and design and the construction schedule. Boleo Project costs may be impacted by any unanticipated further delays and inefficiencies attributable to MMB’s funding challenges.

The Boleo Project could prove to be uneconomic for commercial operations should the capital and operating costs of the Boleo Project as set out in the updated technical report significantly increase beyond the latest estimates.

The Company will disclose the findings of the summary SRK Report, in a news release when it becomes available. SRK will subsequently deliver and the Company will file the final SRK Report within 45 days of that announcement.

The Boleo Project has a history of cost inflation and may prove to be uneconomic for commercial operations.

As set out in the March 2010 Technical Report, MMB has identified in excess of 70 million tonnes of proven and probable reserves (under NI 43-101 and SEC Industry Guide 7 standards) on the Boleo Project. Updated reserve and resource figures will be set out in the updated technical report on the Boleo Project, currently being prepared by SRK Consulting, upon its completion. The Company completed the DFS on the Boleo Project in May 2007 (total estimated capital cost of $568.7 million) and commenced (in late 2007) preliminary construction (site preparation and some infrastructure) of a mine and hydrometallurgical complex from which MMB expects to produce high purity copper and cobalt metal, zinc sulphate monohydrate and possibly manganese carbonate or metal. Whether the Boleo Project will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mining efficiencies, metal prices, which are highly cyclical; reagent costs (particularly the price of sulphur, which has fluctuated dramatically in the past few years); and government regulations, including those relating to prices, taxes, royalties (currently there are no royalties against the Boleo Project), land tenure, land use, importing and exporting of minerals, and environmental protection.

The Company re-calculated the estimated capital costs for the Boleo Project in late 2007 and early 2008, and published a revised estimate in April 2008 of $872 million (neither estimate included cost of capital, cost overrun facilities, or pre-production interest) and the Project remained economic. The capital cost increase was primarily due to escalated metal prices and additional expected costs due to equipment, consumables and personnel shortages.

A further estimate was completed and published in the March 2010 Technical Report. The updated capital cost estimate of the Boleo Project published in 2010 projected costs at $889 million (including $92.3 million of contingency) and assumed an $80 million mobile equipment lease. The total cost of the Boleo Project, including finance and interest charges, and which was fully funded in 2010, was projected at $1.143 billion. In April 2012, the Company determined that the estimated cost to construct the Boleo Project could be as high as $1,667 million, which significantly exceeded MMB’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million).

In May 2012, the Company and MMB engaged the mining consulting firm, SRK Consulting, to conduct an independent review of the Boleo Project. This status report was issued in July 2012 following which SRK was retained by the Company to complete an updated NI 43-101 compliant report (the “SRK Report”). The SRK Report is dependent upon receiving input from MMB and KORES who are working with their mining consulting engineers to finalize the design of the mining operations. The Company has no control or influence over the completion of the technical aspects of the MMB and KORES input that will underpin the SRK Report preparation. The updated 43-101 report has not yet been completed.

The Company may have difficulty retaining and attracting key management, construction and operational personnel.

The mining industry is competitive in all of its phases, including recruiting qualified personnel. The Company and MMB face strong competition from other mining companies in talent identification, recruitment and retention. Many competitors have greater financial resources, operational experience and technical capabilities than the Company and MMB. As a result of this competition, the Company and MMB may have difficulty attracting and retaining key employees and management through the balance of construction and into operations at the Boleo Project. In addition, pressures to complete construction on schedule while competing for staff in a globally competitive environment can in turn require the employment of less qualified employees that require additional training.

The Company and MMB are dependent upon its key management personnel. The Company’s ability to provide management services is limited by the number of personnel that have been retained. Key management personnel at MMB are responsible for developing and operating the Boleo Project, exploration, mine and plant design, human resources and financing strategies. The further loss of the services of key management personnel at MMB or the inability to replace personnel could have further material adverse effects on the Boleo Project.

MMB’s liquidity concerns and funding shortfall caused considerable uncertainty. Following the onset of the liquidity crisis, the Company and MMB experienced losses of key operational personnel at a manager level or higher and other management initiated their transition to MMB. There can be no assurance that the Company or MMB will be able to retain its key management personnel and that the Company is able to attract suitable replacements to help support any strategy that may be adopted by the Board to refocus the business in a particular direction.

The Company may not be able to maintain a listing of its common shares on the TSX.

As a result of the developments which have taken place since the Cost Overruns were announced on April 23, 2012 – most notably the Consortium Financing and the reduction of the interest which the Company holds in MMB and the Project – the Company may not be able to maintain a listing of its common shares on the TSX. In this event, the Company proposes to seek a listing of its shares on the TSX Venture Exchange, but it is uncertain if the Company will meet the listing requirements of this exchange. If the Company is unable to maintain the listing of its common shares on an exchange, it will make it difficult for shareholders to sell their shares. As the Company’s common shares have been registered in the United States under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company anticipates that it will continue to be required to comply with ongoing reporting obligations under the rules and regulations of the United States Securities and Exchange Commission applicable to a foreign private issuer.

The price of the Company’s securities, the ability to raise any additional financing that may be needed in the future and the results of any future exploration or development activities may be adversely affected by fluctuations in copper and other metal prices.

The value and price of the Company’s common shares, its financial results, and the results of its exploration activities may be significantly adversely affected by declines in the price of copper and other metals. Copper and cobalt prices fluctuate widely and are affected by numerous factors beyond its control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of copper and cobalt producing countries throughout the world. The price for copper and cobalt fluctuates in response to many factors beyond anyone’s ability to predict. These fluctuations if adverse either individually or cumulatively could render the Boleo Project or any other future project uneconomic, or if placed into commercial production could cause fluctuations in earnings including possible reductions in revenues, net income and possible losses.

The prices used in determining resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, although it affects the resultant cash flow, if any, and may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary, to retain staff, to maintain social license to operate or to defer permanent closure costs.

Reserve calculations and life-of-mine plans using significantly lower copper and other metal prices than utilized in the March 2010 Technical Report or to be utilized in the SRK Report and subsequent capital updates could result in material write-downs of the Company’s investment in the Project.

In addition to adversely affecting MMB’s mineralized material estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. The need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

The Company may experience difficulties with its Boleo Project partners.

The Company has transferred control of MMB and the Boleo Project to the Consortium and is no longer the operator of the Boleo Project. The Company and the Consortium continue to progress matters in connection with the change of control and renegotiation of MMB’s 2010 Project Financing as contemplated in the Consortium Financing. The Consortium acquired the right to implement certain amendments to the current shareholders’ agreement between the Company and the Consortium governing the rights of the shareholders of MMB (the “Shareholders’ Agreement”), expanding the power of the Consortium to manage the business of MMB and limiting the Company’s rights. As at the date of this Annual Report on Form 20-F, changes to the Shareholders’ Agreement have not yet been proposed or agreed, subjecting the Company to potential risks including disagreements with the Consortium regarding the nature of the changes to be reflected in the Shareholders’ Agreement, which may impact upon the Company’s various rights and protections as a non-controlling partner.

As a non-controlling partner, the Company is subject to the risks normally associated with such arrangements. These risks include disagreement with a partner on how to develop, operate and finance a project and possible litigation between the Company and any partner regarding contractual arrangements. Such circumstances may have an adverse effect on the Company’s relationship with the Consortium and its ability to maximize any financial returns to the Company’s shareholders from the Boleo Project.

The Company has had numerous changes in the composition of the Board and management in the past year.

Following the onset of the liquidity crisis, the Company’s Board of Directors (the “Board”) and management underwent significant changes during the second and third quarters of 2012. More information can be found under Item 6: Directors, Senior Management and Employees. These Board and management changes over the course of only a few months present potential issues with continuity, and further Board and management changes may occur.

Any failure by the Company’s Interim CEO, any successor CEO or other member of senior management, or the Company’s management team to perform as expected may have a material adverse effect on Company’s business, results of operations and financial condition.

The Company is subject to foreign currency risk.

The Company operates internationally with offices and operations in Canada and Luxembourg, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A portion of the Company’s expenses are incurred in US dollars and to a lesser extent other foreign currencies.

A significant change in the currency exchange rate between the US dollar and the Canadian dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. The functional currency of the Company is the Canadian dollar, thus significant foreign exchange gains or losses may arise in converting the Company’s US dollar-based investment in the Boleo Project to Canadian dollars. In addition, a portion of the expenditures of the Boleo Project are based in Mexican pesos and therefore significant changes in the currency exchange rate between the US dollar and Mexican peso may have an effect on the reported associate results of operations and therefore the Company’s results of operations.

The calculations of amounts of mineralized material are estimates only and actual recoveries of metals or concentrates from mineralized material may be lower than those indicated by test work.

Any material change in the quantity of mineralization, grade, dilution, ore loss, ground conditions, stripping ratio, or the price of the saleable commodities may affect the economic viability of the Boleo Project.

Until a previously un-mined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and operating costs. Any material change in quantity of mineral reserves, mineral resources, grade, percent extraction of those reserves recoverable by underground mining techniques or stripping ratio for those reserves recoverable by surface mining techniques may affect the economic viability of the Boleo Project.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details such as continuity and localized faulting that have not been identified or correctly appreciated at the current level of delineation. These result in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

MMB may not be able to obtain permits in order to develop the Boleo Project.

All phases of MMB’s operations are subject to permitting and environmental regulation in the various jurisdictions (federal, state and local) in which it operates. Permitting and environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. MMB received approval for the Environmental Impact Assessment (“EIM”) and a land use permit from the Secretary of Environment and Natural Resources of Mexico in 2006. There remain numerous conditions under the EIM that must be met by MMB. Although MMB has obtained all of the main permits necessary to develop the Boleo Project, these permits may be subject to future amendments to legal requirements and regulations which may demand additional work in order to meet any revised requirements and to maintain these permits. In addition, there are procedural licenses that may be required by MMB (including the construction license for the tailings storage facility currently in process) and there can be no assurance that these procedural permits will be granted on a timely basis or at all. No assurance can be given that changes to the environmental laws or regulations affecting the Boleo Project or MMB will not be enacted.

The Boleo Project may yield lower metallurgical recoveries under actual conditions than are currently estimated.

While the metallurgical process that will be used at the Boleo Project has been successfully tested at two pilot plants as part of the DFS, and although key aspects of the process are successfully used by over 20 different process plants globally, the metallurgical process has not been operated at a commercial scale at the Boleo Project. As a result, actual metallurgical recoveries may be materially different from those obtained in the test stage. Recoveries lower than expected could influence the viability of the Boleo Project.

The Company’s property and exploration activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details such as continuity and localized faulting that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

MMB faces substantial decommissioning and reclamation costs which may be difficult to predict accurately.

MMB is required to establish a decommissioning and reclamation plan in respect of the Boleo Project. Provisions must be made for the cost of decommissioning and reclamation. MMB currently estimates that the costs of reclamation and closure of the Boleo Project over its life will be $50 million. However, this is merely an estimate and is subject to change. MMB cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If MMB is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on MMB’s future cash flows, earnings, results of operations and financial condition.

The Boleo Project is located in Mexico and is subject to country risks that may affect MMB’s ability to complete development work on the Boleo Project.

All of MMB’s mineral activities are conducted in Mexico. MMB’s activities will be exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking, fluctuations in currency exchange rates, high rates of inflation, excessive import duties and taxes on the importation of equipment, expropriation and nationalization, possible future restrictions on foreign exchange and repatriation, changes in taxation, labour and mining regulations and policies, and changing political conditions, currency controls, and government regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ local citizens.

Changes, if any, in mining or investment policies, or shifts in political attitude in Mexico, may adversely affect MMB’s operations or profitability. Current activities and future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications, and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted, and could have an adverse effect on MMB’s operations or future profitability.

MMB is subject to numerous government regulations which could cause delays in its exploration and development of the Boleo Project and increase costs related to the business.

MMB’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could substantially increase the costs associated with the business or prevent us from exploring or developing MMB’s properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on MMB and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development of new mining properties.

Exploration, development, mining and milling involve a high degree of risk.

MMB’s current operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, unstable ground conditions, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the mining and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, are subject to various hazards, including, without limitation, fire, equipment breakdown, failure of containment structures (for reagents and process streams) and dam breach around tailings disposal areas. Such failures may result in environmental pollution and legal liability.

The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. Various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the leaching operations are executed as planned. If these issues are not addressed, unforeseen difficulties may occur in planned operations, reducing production and/or increasing costs.

The Boleo Project is located in the buffer zone of natural protected area which affects permitting.

The Boleo Project is located within the buffer zone of El Vizcaíno. Natural protected areas are geographical zones that, due to their environmental characteristics, are designated by law to conservation purposes. The management plan established by Mexican authorities for El Vizcaino allows the execution of new mining operations. MMB has entered into an agreement with the National Commission of Natural Protected Areas of Mexico that grants it the authority to develop and operate a mine in El Vizcaíno, and has made all promised payments under such agreement. Due to the proximity of El Vizcaíno to the Boleo Project, MMB will be under a high level of scrutiny and may require additional permits if significant changes to the operation are required. Future funding for the biosphere may also impact the cost of operating the Boleo Project.

If not settled, MMB’s hedge program could generate a liability for the Company.

The value of the Boleo Project is related to the short- and long-term price of copper, cobalt, zinc sulphate and possibly manganese. The price of copper has historically fluctuated widely, and is affected by numerous factors outside of MMB’s control, including, but not limited to, industrial and retail demand, levels of worldwide production, short-term changes in supply and demand related to speculative activities, central bank lending, forward sales by producers and speculators, and other factors. MMB’s hedge program secures a “band” of prices (from $2.40 to $3.97 per pound) for 50% of the Project’s anticipated copper production during 2014, 2015 and 2016. At the same time, the hedge program may give rise to significant fluctuation in MMB’s earnings (losses) as MMB is required to mark the hedge instruments to market at every reporting date. In the event of non-production, MMB will be required to settle the derivative liability.

Under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. As at December 31, 2012, the hedge liability reported by MMB was $46.2 million.

A shortage of equipment and supplies could adversely affect MMB’s ability to operate its business.

MMB is dependent on various supplies and equipment to carry out mine and development operations. The procurement of mining equipment and consumables are currently subject to supply restrictions and competition for available resources. This has had an adverse effect on lead times and pricing. The shortage of or delays in such supplies, equipment or parts could have a material adverse effect on MMB’s ability to carry out its operations and therefore limit or increase the cost of production and could potentially have an adverse effect on its revenues and profitability.

Relations with workers and unions at the Boleo Project may change and affect the development of the Boleo Project.

Hiring, training and maintaining a work force is imperative to ramping up production and staying on schedule at the Boleo Project. As previously mentioned, the sourcing and hiring of qualified employees and key management is a challenge. In addition, maintaining a relationship with the union and workforce is imperative for the success of the Boleo Project. Moderate unions currently representing workers on site could be replaced with more militant unions if MMB fails to adequately manage industrial relations. Should MMB’s relationship with its union and workforce deteriorate, it could be subject to labour disruptions, absenteeism, strikes and work stoppage that could materially affect production rates and ultimately cash flow and profitability.

During the construction and development phase MMB is heavily reliant upon its contractors.

During the development of large scale projects such as the Boleo Project, companies are often measured and evaluated by the behaviour and performance of their representatives, including in large part their contractors. Sound judgment, safe work practices and ethical behaviour is expected of contractors both on and off-site. Any work disruptions, labour disputes, regulatory breach or irresponsible behaviour of MMB’s contractors could reflect poorly on MMB and could lead to loss of social license, delays in production and schedule, unsafe work practices and accidents and reputational harm.

Loss of social standing and damage to MMB’s reputation could damage the ability of MMB to complete construction of, and operate at, the Boleo Project.

Mining companies often face close scrutiny by different stakeholders, including local, state, federal government agencies, environmental groups, civil organizations, local townspeople and unions. Negative and misleading information, negative speculation, inappropriate behaviour by an individual employee or contractors, or any negative claim regarding MMB’s behaviour can lead to a loss of social license which in turn could jeopardize MMB’s ability to continue to develop the Boleo Project.

The increase in activity in the adjacent town of Santa Rosalía could also shed a negative light on MMB. Prior to MMB re-opening the mine the town existed in a dormant state, surviving off of its fishing industry and a small tourist industry. The town has seen an increase in population in the recent years. The development and operation of a project the size of the Boleo Project causes increases to the population and necessary infrastructure in towns surrounding the project, and such increased pressure can, if not addressed properly, cause unrest in the town. MMB makes every effort to partner with stakeholders to identify and address issues in a proactive manner.

MMB’s title to its properties may be subject to other claims.

There is no guarantee that title to MMB’s properties will not be challenged or impugned. MMB’s mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people, and title may be affected by undetected defects. There may be valid challenges to the title of MMB’s properties which, if successful, could impair development and/or operations. There are currently no known or threatened challenges to MMB’s title to the Boleo Project of which the Company is aware.

General economic conditions may affect the ability of MMB to complete and operate the Boleo Project as well as develop other opportunities.

In recent years financial conditions have been characterized by volatility. The ongoing US and European debt crisis against the backdrop of the unprecedented events that occurred in 2008/2009 in global financial markets, have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the financial market turmoil to date have included contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect MMB and the Company’s growth and profitability. Specifically:

  the volatility of the copper price may impact MMB’s and the Company’s future revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

  the volatility of global stock markets impacts the valuation of the Company’s equity securities, which may impact its ability to raise funds through the issuance of equity should it be required in the future.

These factors could have a material adverse effect on the Company’s financial condition and results of operations and may impact the Company’s ability to obtain equity or debt financing in the future, or the terms on which such financing, if any, may be available to the Company.

The Company does not insure against all risks.

MMB and the Company’s insurance will not cover all the potential risks associated with a mining company’s operations. MMB and the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.

Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to MMB, the Company or to other companies in the mining industry on acceptable terms. MMB and/or the Company might also become subject to liability for pollution or other hazards which may not be insured against or which MMB and/or the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause

MMB and/or the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

The Company believes it is a passive foreign investment company, which may have possible adverse tax consequences for U.S. investors.

The Company’s management believes the Company was a "passive foreign investment company" ("PFIC") during the year ended December 31, 2012, and and based on current business plans and financial expectations, expects to be a PFIC during the fiscal year ending December 31, 2013 and may be a PFIC in future tax years, which may have material adverse tax consequences on U.S. taxpayers. If we are a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on our common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF election. Thus, U.S. shareholders may not be able to make a QEF election with respect to their common shares. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. Each U.S. taxpayer should consult his or her own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

Broker-dealers may be discouraged from effecting transactions in the Company’s shares because they are considered a penny stock and are subject to the penny stock rules.

The Company’s stock is a penny stock. The SEC has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade in the Company’s securities. The Company believes that the penny stock rules discourage investor interest in and limit the marketability of its common stock.

Investors may be unable to enforce U.S. judgments against the Company or its officers and directors.

The Company is incorporated under the laws of the Province of British Columbia, Canada. All of the Company's directors are resident in Canada with the exception of one director who is resident in Costa Rica. Consequently, it may be difficult for U.S. investors to affect service of process within the U.S. upon the Company or upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts, including those predicated upon civil liabilities under the Exchange Act.

Definitional standards for reporting mineralized material differ between U.S. reporting standards and the Canadian standards used in this Annual Report on Form 20-F.

We use the terms "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" in this Annual Report on Form 20-F and in the documents incorporated by reference herein to comply with reporting standards in Canada. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. While we have converted a portion of these resources to proven and probable reserves under SEC Industry Guide 7 reserves, U.S. investors are cautioned not to assume that any part or all of the additional mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of a feasibility study or other economic evaluations. Investors are cautioned not to assume that any part of the reported measured mineral resource, indicated mineral resource, or inferred mineral resource in this Annual Report on Form 20-F or in the documents incorporated by reference herein is economically or legally mineable. See "Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards" above.

As a foreign private issuer, the Company’s shareholders may have less complete and timely data.

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in the Company’s securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in its securities. The Company does, and its insiders do, make all necessary filings in Canada to provide timely, factual and transparent disclosure.

The Company’s auditor’s report makes reference to a material control weakness in the Company’s financial reporting process relating to accounting for significant non-routine transactions and the Company cannot make assurances that the weakness can be corrected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), the Company’s internal control over financial reporting have been reviewed and a report on same has been provided to management for the 2012 fiscal year. Such report contains, among other matters, an assessment of the effectiveness of the Company’s internal control over financial reporting, including a statement as to whether or not its internal control over financial reporting is effective. The Company is also required to obtain an auditor’s attestation on the effectiveness of its internal control over financial reporting under Section 404 of SOX, for any year that it qualifies as an accelerated filer or large accelerated filer under United States securities laws. The Company’s annual audited consolidated financial statements contain an attestation report on the effectiveness of such internal controls by the Company’s independent auditors and in respect of the fiscal year ended 2012 such report makes reference to a material control weakness identified in the Company’s financial reporting process relating to accounting for significant non-routine transactions. As a result of the material weakness, the Company’s independent auditors were not able to attest that the Company’s internal control of financial reporting was effective as of the end of the period reported.

Management has concluded, and the audit committee has agreed, that taking into account the unusual and non-recurring nature of the circumstances exposing the material weakness, and given the reorganization of the Company’s present operations, the Company does not have sufficient size and scale, or the necessity, to warrant the hiring of additional staff to address the weakness at this time. Should such unusual, “one-off” circumstances or transaction occur in the future, management would consider the need to retain appropriate external expertise.

In addition, in future years during the auditor’s evaluation and testing process, if required, they may identify one or more additional material weaknesses in the Company’s internal control, with the result that they would be unable to attest that such internal control is effective.

As a result of the Company’s auditors being unable to attest to the effectiveness of the Company’s internal control at the end of 2012 or if the Company’s auditors are unable to attest to the effectiveness of the Company’s internal control in the future, the Company could lose investor confidence in the accuracy and completeness of its financial reports, which would have a material adverse effect on the Company’s stock price.

Failure to comply with Section 404 of SOX may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on its board of directors, on committees of its board of directors, or as executive officers.

ITEM 4. INFORMATION ON THE COMPANY.

A. History and development of the Company

The Company was incorporated under the laws of the Province of British Columbia, Canada pursuant to the Company Act (British Columbia) (now the Business Corporations Act (British Columbia)) on July 15, 1985, under the name, Scimitar Systems Inc. Since that time, the Company’s name changed to Gypsy Resources Ltd. (May 12, 1987), Pacific Century Explorations Ltd (February 2, 1990), Goldwater Resources Ltd. (June 9, 1994), First Goldwater Resources (February 6, 1999) and finally to its present name, Baja Mining Corp. (July 20, 2004).

In April 2004, the Company completed the acquisition of Mintec International Inc. (a Barbados incorporated company continued into British Columbia as Mintec Processing Ltd (“Mintec”). Through the reverse takeover, the Company acquired all of the issued and outstanding shares of Mintec in exchange for 40,000,000 common shares of the Company issued pro-rata to the shareholders of Mintec. Mintec was the 100% owner of the Boleo Project, through its wholly owned Mexican subsidiary, Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (formerly Minera y Metalúrgica del Boleo, S.A. de C.V.) (incorporated under the laws of Mexico on January 22, 2002), at the time of the reverse acquisition. Prior to the completion of the reverse takeover, Mintec was a privately-held company in the business of mineral exploration and development.

The Boleo Project, the sole mineral property of the Company, is a copper, cobalt, zinc and manganese project near Santa Rosalía, Baja California Sur, Mexico. Since the reverse acquisition in April 2004, the Company has been focused on the exploration, funding, development and operation of the Boleo Project.

Since the Company’s incorporation, several consolidations of its common shares have taken place. There have been no share consolidations since the Company became Baja Mining Corp. in 2004. In August 2006, the Company altered its articles of incorporation to increase its authorized capital from 200,000,000 shares without par value to an unlimited number of common shares without par value.

On December 28, 2007, Invebaja S.A. de C.V. (“Invebaja”), a wholly owned subsidiary of Baja was incorporated in Mexico. On March 4, 2008, both Desarrollos y Servicios Costeros S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central S.A. de C.V. (“Meseta”), were incorporated under the laws of Mexico. Costeros employs MMB’s non-union employees building and operating the Boleo Project, while Meseta has been designated the service subsidiary for the MMB’s unionized workers building and operating the Boleo Project.

Consortium

In 2008, the Company partnered with a consortium of Korean companies including Korea Resources Corporation (“KORES”), LS Nikko Copper, Hyundai Hysco, SK Networks and Iljin Materials (together, the “Consortium”). The Consortium bought a 30% stake in the Boleo Project.

During 2010, the Company and its subsidiaries underwent an internal restructuring in order to align its legal, finance and tax structure with its business objectives. Pursuant to the restructuring, two Luxembourg private limited liability companies, Baja International S.à r.l. and Boleo International S.à r.l., were incorporated and now hold Baja's ownership interest in MMB, and ultimately the Boleo Project. Also as a result of the restructuring, Invebaja was merged into MMB, and Mintec was amalgamated with Baja.

Project financing in the amount of $1.18 billion was obtained in November 2010, enabling the commencement of construction of the Boleo Project in December 2010.

Shareholder Activism

A special meeting of shareholders was held on April 3, 2012. The meeting was requisitioned by the Company’s largest shareholder, Mount Kellett Master Fund II A LP, to attempt to make changes to the composition of the Board. The Company’s shareholders voted to keep the Board in office at that time unchanged. Subsequently, changes have been made to the Board.

The Company incurred $1.6 million in costs in connection with the proxy contest.

Cost Overrun

The principal expenditures of the Company are related the Boleo Project. During the years ended December 31, 2012, 2011, and 2010 development expenses capitalized were $279.3 million, $339.6 million and $47.6 million, respectively.

On April 23, 2012, the Company announced that the total cost to complete the development of the Boleo Project will significantly exceed the capital cost estimate announced by the Company on January 15, 2010. While the Company’s construction financing completed in 2010 was based on a capital budget of $1,167 million, plus $100 million in cost overrun facilities, the updated estimate indicated that the total cost to complete could be significantly higher.

During the quarter ended June 30, 2012, the Company estimated that the cost to construct the Project could be as high as $1,667 million, which significantly exceeded MMB’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million).

In May 2012, the Company and MMB engaged the mining consulting firm, SRK Consulting, to conduct a complete review of the Boleo Project and to prepare an Independent Engineers Report to provide an updated estimate of the cost to construct the Boleo Project. The draft Independent Engineers Report was submitted at the end of June, while the final report was received in July 2012. Subsequently SRK Consulting was retained by the Company to complete an updated NI 43-101 compliant report (the “SRK Report”), which is dependent upon MMB and KORES who are working with their mining consulting engineers to finalize the design of the mining operations. The Company has no control or influence over the completion of the technical aspects of the MMB and KORES input that will underpin the SRK Report preparation. The updated 43-101 report has not yet been completed.

Event of Default

On April 23, 2012, the Company announced that the forecast cost to complete the Boleo Project could be $1,667 million, which significantly exceeded MMB’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million). The Company was unable to finance the funding shortfall within 60 days of identifying the forecast cost overruns, thereby putting MMB in an Event of Default as defined in the 2010 Project Financing agreements. As a result, MMB is unable to access any of its senior debt facilities. MMB was successful in negotiating several standstill agreements whereby the relevant 2010 Project Financing Lenders agreed to temporarily forbear exercise of rights and remedies under the 2010 Project Financing until March 31, 2013. The Company has been informed by MMB that as of the date of this Annual Report, KORES and MMB are currently negotiating with the Remaining 2010 Project Financing Lenders to extend the latest standstill agreement that expired on April 19, 2013, but that an extension has not yet been agreed.

At the date of this Annual Report on Form 20-F, MMB remains in an Event of Default.

The Company has provided a proportionate (70%) guarantee in respect of the 2010 Project Financing and a proportionate (70%) economic completion guarantee. As at December 31, 2012, MMB had drawn $233.3 million against the 2010 Project Financing.

In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. As at December 31, 2012, the hedge liability reported by MMB was $46.2 million.

Consortium Financing

In an effort to find a funding solution, in May 2012 the Company retained BMO Capital Markets to canvas and evaluate possible sources of funding. Nondisclosure agreements were signed by a number of parties who expressed interest at the time. These parties were granted access to the Company’s data room and management presentations. However, no proposals were received that could reasonably be completed given the limited liquidity of the Company.

In July 2012, the Company secured interim financing from the Consortium (the “Consortium Financing”) which comprised two funding stages: Phase I, completed on August 27, 2012, upon MMB having received $90 million of interim financing, pursuant to which the Company’s ownership interest in MMB was reduced from 70% to 49%, resulting in a loss of control in MMB (see “Loss of Control of MMB” below); and Phase II, providing the Consortium the option to contribute additional funding of $443.4 million to complete the Boleo Project (the “Phase II Funding Requirement”). After making a series of funding contributions during the fourth quarter of 2012, pursuant to a letter agreement dated January 31, 2013, KORES on behalf of the Consortium formally committed to provide the Phase II Funding Requirement. See “Consortium Phase II Funding Commitment” below.

Loss of Control of MMB

The July 2012 agreement between the Company and the Consortium contemplates that following completion of the Phase I Funding of the Consortium Financing (which occurred on August 27, 2012), amendments will be made to the shareholders’ agreement between the Company and the Consortium governing the rights of the shareholders of MMB (the “Shareholders’ Agreement”). The changes will significantly expand the power of the Consortium to manage the business of MMB and will limit the Company’s rights. The Company’s approval will continue to be required for changes to the rights attaching to the Company’s MMB shares and to any related party transactions with a value over $1 million. The Company will continue to have the right to proportional board representation, and will be entitled to have one director on the MMB board, as long as its interest in MMB is at least 8%. As at the date of this Annual Report, the Shareholders’ Agreement has not been amended to reflect these changes.

As stated in the Consortium Financing term sheet, when financing documents are renegotiated, the Company will seek to reduce its debt guarantee to reflect its proportionate equity interest in MMB.

From the date of the loss of control, and for as long as the Company maintains a significant influence over MMB, the Company will account for MMB’s results under the equity method as defined in IAS 28 – Investments in Associates. Upon the loss of control of MMB and in accordance with IAS 27 – Consolidated and Separate Financial Statements, the Company has:

  derecognized the assets and liabilities of and non-controlling interest in MMB at their carrying amounts on August 27, 2012;

  derecognized the carrying value of the Company’s shareholder loan receivable from MMB (previously eliminated upon consolidation); and

  recognized the retained investment in MMB at its fair value (see below);

generating a loss on deconsolidation attributable to the Company of $127.3 million.

The Company’s retained investment in MMB is a combination of shares in common stock and shareholder loans. The shareholders of MMB are required to fund their proportionate equity percentage in the Boleo Project by advances through shareholder loans or subscriptions to additional shares. The shareholder loans to MMB are subordinated debt, and the shareholder loans owed by MMB to each of the Company and the Consortium members will be adjusted from time to time and as necessary to correspond with the respective equity interests of the shareholders in MMB. As such, the shareholder loans form in substance part of the Company’s residual equity investment in MMB.

In approximating a fair value for its remaining interest in MMB, management has considered that MMB represents the Company’s most significant asset. Therefore a reliable and verifiable proxy for the fair value attributable to the Company’s investment in MMB as at August 27, 2012, may be approximated and implied by the market capitalization of the Company following the announcement of the completion of the Phase I Funding as adjusted for the fair values at August 27, 2012, of the Company’s other assets and liabilities. This method supported an approximate fair value for the Company’s interest in MMB of $33.7 million as at August 27, 2012.

As a result of the deconsolidation, figures reported on the Company’s Consolidated Balance Sheet as at December 31, 2012, include only the assets and liabilities of Baja Mining Corp. and its Luxembourg subsidiaries and exclude the assets and liabilities of MMB. The fair value attributable to the Company’s remaining interest in MMB is reflected in the Balance Sheet line item “Investment in Associate”. Additionally, the Company’s Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the year ended December 31, 2012, consolidate the results of MMB up to the date of deconsolidation on August 27, 2012, and thereafter consolidate only the operating results of Baja Mining Corp. and its Luxembourg subsidiaries and equity account for the results of MMB.

Once the Company’s interest in MMB falls below 20%, it may be considered that the Company does not exercise significant influence over MMB. Should management determine that it no longer has significant influence over MMB, the Company would cease to report MMB’s results under the equity method, but rather carry its investment in MMB at fair value.

US EXIM Facility and Commercial Lenders cost overrun facility

During the quarter ended December 31, 2012, on behalf of the Consortium, KORES entered into negotiations with the 2010 Project Financing Lenders in an effort to partially reactivate the 2010 Project Financing. In November 2012, the original US EXIM Facility was terminated by. KORES renegotiated a new approximately $419 million facility with US EXIM (inclusive of approximately $126 million previously outstanding under the original US EXIM Facility, which obligations were novated to and assumed by KORES) (“KORES EXIM Facility”) to be used to finance further construction and development of the Boleo Project. KORES is the only borrower under the Kores EXIM Facility. In December 2012, KORES unilaterally provided MMB with a new corporate loan facility. The Company has not been notified of any draws having been made by MMB under the new corporate facility as of the date of this Annual Report on Form 20-F.

In addition, the Company was informed by MMB that MMB and the Commercial Lenders agreed to terminate the $50 million cost-overrun facility forming part of the 2010 Project Financing (under which no loans were outstanding as of such termination). The remainder of the facilities under the 2010 Project Financing, including outstanding loans and commitments, continue to stand as per the original agreements with MMB’s lenders and remain in default.

However, at the year end, the Remaining 2010 Project Financing Lenders (which no longer include US EXIM) had agreed to temporarily forbear exercise of rights and remedies under the 2010 Project Financing pursuant to a third standstill agreement, which expired on April 19, 2013. The Company remains liable under its guarantees provided in connection with the 2010 Project Financing. The Company has been informed by MMB that as of the date of this Annual Report, KORES and MMB are negotiating a further extension to the standstill agreement, which has not yet been agreed. As at December 31, 2012, there is $233.3 million owing by MMB under the 2010 Project Financing facilities.

Consortium Phase II Funding Commitment

At the year end, KORES on behalf of the Consortium had contributed $174 million toward the Phase II Funding. Subsequent to the year end, KORES on behalf of the Consortium provided a definitive commitment to the Company that it will provide the Phase II Funding Requirement, and has contributed a further $145 million to MMB.

Pursuant to receipt of the definitive commitment, and as contemplated in the Consortium Financing, the Company agreed to a framework for the transfer of its MMB equity and shareholder loans to a KORES appointed entity based on the pro rata contributions made by the Consortium and/or KORES toward the Phase II Funding Requirement.

Based on Phase II contributions made of $259 million as at February 12, 2013, representing 58.4% of the Phase II Funding Requirement, a further 22.8% equity interest in MMB was transferred to KORES, reducing the Company’s equity interest in MMB from 49% at December 31, 2012 to 26.2% as at February 12, 2013. In addition, the Company has also transferred to KORES $67.3 million of its shareholder loans to MMB plus associated accrued interest to adjust the shareholder loans owed by MMB to the Company to $197.6 million as at February 12, 2013, so the proportionate balance outstanding to the Company corresponds with its proportionate equity interest in MMB as provided for under the Consortium Financing.

The framework agreed between the parties provides for further pro rata transfers of equity and shareholder loans plus accrued interest to the KORES appointed entity upon contributions being made by the Consortium or KORES to MMB of $60 million, $60 million, and approximately $64.4 million, which will dilute the Company’s equity interest in MMB to 20.9%, 15.7% and 10%, respectively, and reduce the principle of its shareholder loans to $170.3 million, $136.7 million and $93.8 million, respectively. No fixed schedule has been set out for the timing of the further funding contributions to be made by the Consortium or KORES to MMB.

On each of April 4, 2013 and April 18, 2013, KORES contributed $30 million of shareholder loans to MMB, triggering the next pro rata transfers of MMB equity and shareholder loans as detailed above. With effect on April 18, 2013 the Company will transfer to KORES a further 5.3% equity interest in MMB and $27.3 million in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 20.9% and the principle balance of its shareholder loans to MMB to $170.3 million.

Baja Phase II Funding Participation Rights

The Company has the right to contribute to the Phase II Funding Requirement, subject to a minimum contribution of $10 million and that amount which would result in it holding a not greater than 40% interest in MMB. Under the terms of the Consortium Financing, the Company may raise funds for its contribution only through a non-backstopped rights offering to the Company’s shareholders. The Company’s largest shareholder, Mount Kellett, has advised that it does not intend to participate in such a rights offering.

If the Company makes no contribution to the Phase II Funding Requirement, the Company’s interest in MMB will be reduced to 10%. In addition, if the total equity costs to complete the Project exceed $443 million and further equity funding is required, the Company must participate on a pro rata basis or the Company’s remaining 10% interest in MMB will be further diluted according to a dilution formula to be negotiated.

If the Company fully exercises its Phase II participation right, it would be required to contribute approximately $341 million to retain a maximum 40% interest in MMB, assuming the Consortium has completed the Phase II Funding Requirement.

Assuming the Company’s interest in MMB has been diluted to 10%, the Company’s participation in MMB will be adjusted by adding to its 10% a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Phase II Funding Requirement) by a number determined by dividing the amount contributed by the Company to MMB pursuant to the exercise of its Phase II participation right by the total amount of the Phase II Funding Requirement.

Under the terms of the Consortium Financing,, upon filing the SRK Report, the Company will have 60 days without financial penalty to complete a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right. The Company’s largest shareholder, Mount Kellett, has advised the Company that it does not intend to participate in such rights offering and, at this time, management believes that a non-backstopped rights offering is unlikely to be supported by shareholders.

Update to Boleo Project Technical Report

Following the identification of the cost overrun, the Company and MMB engaged SRK Consulting to prepare an Independent Engineer’s Report evaluating MMB’s development and operating plans, while assessing the adequacy of MMB’s estimate of the cost to complete the development of Boleo. Subsequent to the change in control of MMB, SRK’s engagement was extended by MMB and KORES to include updating mining plans and resource estimates as a result of higher operating costs, and to provide information for the Consortium to evaluate the Project. MMB made adjustments to the design of mining operations working in close cooperation with its mining consulting engineers and the independent engineers reviewing the Project. In addition, SRK was commissioned by the Company to prepare the SRK Report, an NI 43-101 compliant technical report on the Boleo Project.

The Company awaits completion of the SRK Report, which is dependent upon MMB and KORES who are working with their mining consulting engineers to finalize the design of the mining operations. The Company has no control or influence over the completion of the technical aspects of the MMB and KORES input that will underpin the SRK Report preparation.

On January 31, 2013, the Company announced that representatives from MMB, KORES and other third parties were continuing to contribute information and feedback on several key sections of the report, and that significant progress had been made. However, at that time, the Company was unable to provide further guidance regarding the anticipated delivery date of the technical report due to a succession of delays. The Company will disclose the findings of the summary of the SRK Report in a news release when it becomes available and has been reviewed by the Company.

SRK will deliver and the Company will file the final SRK Report within 45 days of that announcement. Under the terms of the Consortium Financing, upon filing the SRK Report on SEDAR, the Company will have 60 days without financial penalty to complete a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right. The Company’s largest shareholder, Mount Kellett, has advised the Company that it does not intend to participate in such rights offering and, at this time, management believes that a non-backstopped rights offering is unlikely to be supported by shareholders.

Management expects that once the estimated value of the Boleo Project is determined based on the SRK Report, it should be in a position to better evaluate its strategic options for its remaining interest in MMB.

Manganese Recovery Options

All development activities requiring external technical resources were suspended in April 2012, and development effort was limited to internal evaluation of manganese recovery processes. The recovery and production of manganese products is not currently included in the economic projections of the Project and, if progressed, could increase the value realised by stakeholders.

Other Information

The Company’s current focus is on addressing outstanding matters relating to the change of control of MMB and the Boleo Project and its restructuring so as to minimize potential risks and maximize potential value for the Company and its shareholders. In addition, the Company intends to investigate and potentially pursue alternative project opportunities, subject to any capital investment or expenditure constraints the Company may be under pursuant to the Boleo Project funding agreements.

The Company's head office and registered and records office has been downsized and relocated to:

Suite 1430 - 800 West Pender Street
Vancouver, BC, Canada V6C 2V6
Phone number: (604) 685-2323
Fax number: (604) 629-5228

The Company’s shares are listed for trading on the TSX under the symbol BAJ. The Company is currently a reporting issuer in British Columbia, Alberta and Ontario. The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the SEC. The Company’s initial Annual Report on Form 20-F was filed with the SEC on December 8, 2006, and cleared by the SEC on January 10, 2007. From September 11, 2009, until December 12, 2012, the common shares of the Company traded in the U.S. through the OTCQX market. Since December 13, 2012, the Company’s common shares have been quoted on the OTCQB. The Company is also listed on the Frankfurt Exchange under the ticker symbol B1Y.

There has not been any indication of any public takeover offers by third parties in respect of the Company’s common shares or by the Company in respect of other company’s shares during the last or current financial year.

B. Business overview

Boleo Project

The Company currently has a single project, the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalía, Baja California Sur, Mexico. A definitive feasibility study was completed in 2007 confirming the viability of the Boleo Project. The Company partnered with a consortium of Korean companies in 2008, and after near completion of funding in 2008 fell victim to the world financial crisis and entered a slow-down period.

The Company is no longer the operator of the Boleo Project and it no longer has any day-to-day involvement in the management and development of the Boleo Project.

In May 2012, the Company and MMB engaged the mining consulting firm, SRK Consulting, to conduct a complete review of the Boleo Project and to prepare an Independent Engineers Report to provide an updated estimate of the cost to construct the Boleo Project. The Independent Engineers Report was submitted at the end of June. Subsequently, in July 2012, SRK Consulting was retained by the Company to complete an updated NI 43-101 compliant report, which is dependent upon MMB and KORES who are working with their mining consulting engineers, to finalize the design of the mining operations. The Company has no control or influence over the completion of the technical aspects of the MMB and KORES input that will underpin the SRK Report preparation. The summary SRK Report has not yet been completed. More information can be found in the Item 3D: Risk Factors

The description of the Boleo Project contained in this Annual Report on Form 20-F is based in part upon information set out in the March 2010 Technical Report on the Project, which is available on the Company’s website or on www.sedar.com or at www.sec.gov (the “March 2010 Technical Report”). The Company ceased to control MMB or be the operator of the Boleo Project following the completion of the Phase I Funding on August 27. 2012. The Company awaits receipt of the SRK Report which will supersede the March 2010 Technical Report. Readers are cautioned that information regarding the Boleo Project in the SRK Report may differ significantly from the information contained in the March 2010 Report and its existing public disclosure.

Markets

MMB continues to advance the construction of its Boleo Project. Once in full production the Boleo Project is expected to produce high purity copper metal, high purity cobalt metal and a zinc sulphate monohydrate product, that is expected to be sold into the nutrient market (cattle feed and fertilizer).

The mine plan has scheduled the first 23 years of production, although mine life could be significantly longer than is scheduled in the current mine plan. The market for all of MMB’s products is global. MMB currently has off-take contracts for all its copper and cobalt production and expects to complete an off-take on zinc sulphate production prior to the start-up of production. With current metal prices for these products, copper revenue is anticipated to be approximately 85% of total cash flow. Copper production in the first six years is expected to average approximately 56,700 tonnes per annum (“tpa”). The global market for copper (both refined and scrap) is approximately 23 million tpa. With credit for cobalt and zinc by-product credits, MMB’s net cost of copper is expected to be in the lowest quartile of producers.

Copper supply has been declining in recent years. Demand is heavily dependent on China but is expected to remain strong.

MMB is anticipated to produce approximately 1,700 tpa of cobalt metal. The global production of cobalt is approximately 55,000 to 60,000 tpa. Neither the production of copper nor the production of cobalt will have a large impact on the global supply of these products. Cobalt prices have declined significantly in the past years.

The zinc sulphate market follows long term trends for zinc prices. The price for zinc sulphate in the nutrient market is less transparent than pricing for copper and cobalt. Prices for this product have varied in the last several years. The North American nutrient market for zinc sulphate is believed to be around 160,000 tpa (although the global market is significantly higher). MMB is anticipated to produce between 25,000 - 37,000 tpa of zinc sulphate, and is expected to be the second largest producer in North America. The Company is investigating opportunities with other parties in this marketplace to try and remain competitive without impacting price.

In December 2010, MMB completed a zero cost collar copper hedge program arranged with the Commercial Lenders, satisfying a key condition precedent to the drawdown of the Project Facilities. MMB purchased put options with a strike price of $5,291/tonne ($2.40/lb) and sold call options with an average strike price of $8,760/tonne ($3.97/lb) for 50% of the estimated copper production for the three year period of January 2014 to December 2016, inclusive, totalling 87,360 tonnes of copper. This program did not require any upfront outlay of cash for MMB. These contracts are to be financially settled monthly, based upon the copper price at the time of copper sales from Boleo.

The remainder of the Boleo Project’s copper production, based on the March 2010 Technical Report, will be sold based on spot copper prices in accordance with off-take agreements signed by MMB with Louis Dreyfus Commodities Metals Suisse S.A for 70% for the first ten years and for the life of the mine with the Consortium for 30%. Boleo’s cobalt and zinc sulphate production is anticipated to be sold at prevailing market prices.

Mining Regulations in Mexico

Under the Mexican Constitution and the mining law of Mexico, all mining projects are subject to Federal legal control. This control is exercised from the exploration phase through the closure phase of a mining project. Prior to the initiation of exploration or construction activities, all mining projects are required to apply for and obtain an environmental impact authorization and a land use permit from the Mexican Federal environmental agency SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). This requires the presentation of an environmental impact manifest and a technical study which deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jurisdiction

The Boleo Project is located within the boundaries of the Natural Protected Area known as “El Vizcaino”. Natural Protected Areas are geographical zones that, due to its environmental characteristics, are designated, by law, to conservation purposes. The El Vizcaino management plan, officially and specifically, recognizes the existence of three mining operations in the area, one of which is the Boleo Project. The zoning plan established for the Natural Protected Area allows the execution of new mining operations once MMB has met Federal, State and Municipal environmental requirements and has been granted an environmental impact authorization. MMB has an agreement with the Commission for natural Protected Areas to construct and operate a mine in the biosphere.

Competition

The mineral property exploration and development business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for the sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

The Company and MMB compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Seasonality

There are no material seasonal effects at the Boleo Project.

C. Organizational structure

As of the date of this Annual Report on Form 20-F, the Company’s organizational structure, along with the organizations that jointly own an interest in the Boleo Project, is the following:

The Company has no ownership interests in Korea Resources Corporation, LS-Nikko Copper Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd., Iljin Materials Co. Ltd., Kores Lux S.a.r.l. or Korean Boleo Corporation S.A. de C.V., which are presented in the above organizational chart solely to show the ownership structure of our partners in MMB. The Company only has an interest in Costeros, the Boleo Project and Meseta through its currently 20.9% interest in MMB.

D. Property, plants and equipment

Boleo Project

The following description of the Boleo Project is based in part upon information set out in the March 2010 Technical Report on the Project, which is available on the Company’s website or on www.sedar.com or at www.sec.gov. The Company ceased to control MMB or be the operator of the Boleo Project following the completion of the Phase I Funding on August 27. 2012. The Company awaits receipt of the SRK Report which will supersede the March 2010 Technical Report. Readers are cautioned that information regarding the Boleo Project in the SRK Report may differ significantly from the information contained in the March 2010 Report and its existing public disclosure.

Project Description, Location, Access and Climate

The Boleo Project is the only mineral property in which the Company holds an interest. The Boleo Project is located on tidewater on the east coast of the State of Baja California Sur, Mexico, County of Mulegé, adjacent to the town of Santa Rosalía. Access for construction equipment is principally by the trans-peninsular highway extending some 850 km south from the U.S. border. This highway passes through Santa Rosalía and carries heavy traffic volumes year round. A deep water marine terminal will allow project supplies and consumables to be received and end products to be shipped. There are regular scheduled air services from the U.S. and mainland Mexico to both Loreto, which is a three hour drive to the south, and La Paz, which is a six hour drive to the south. The closest private airstrip is at Palo Verde, a half hour drive away. Port facilities, which serviced the historical copper mine and smelter until 1985, are still being used twice a week by a ferry service to the mainland at Guaymas.

The Project area is immediately adjacent to the Gulf of California, with a climate typical of the Sonoran desert region with warm to hot temperatures and minimal seasonal precipitation. Rainfall is confined mainly to heavy cloud bursts at intervals of several years during tropical cyclones. Mining operations can be scheduled 365 days per year, save for heavy rainfall events, which occur infrequently.

Property topography is best described as mesa-arroyo with a relatively flat plateau cut by deeply incised arroyo valleys, resulting in rugged, steep sided valleys with arroyos that drain into the Gulf of California. Project site elevations vary from 0 to 350 meters above sea level.

The Project site is very arid, with vegetation consisting of a wide variety of cactus. Over most of the Project area, vegetation is quite sparse; it does occur in significant amounts only locally along the mesa tops, a few kilometers in from the coast.

The Boleo Project consists of 28 total mineral concessions covering 28,010.8 hectares (“ha”), of which 24 concessions are contiguous. The Project includes three surface lots currently totalling 6,692.6 ha.

The surface property also contains one leased tract totalling 583.7 ha. This tract is Ejido land located on the western edge of the Project Area, and covers a portion of the anticipated maximum extent of the tailings disposal impoundment. The rental period is 30 years and commenced on April 18, 2007. The total amount paid for the entire lease life was $35,000. There is both a renewal option and the obligation of both parties to continue to work towards an outright purchase. A second surface property of approximately 974.1 ha has also been leased as at December 14, 2010, for 30 years, and is currently under registration at the Agrarian Reform in La Paz.

Boleo is being developed as a series of underground mines using a room-and-pillar mining method, along with small open-cut mines. The ore will be fed to a processing plant, which will utilize a two-stage leaching circuit, followed by solid/liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulfate monohydrate and, possibly at some point, manganese, probably as manganese carbonate. As set out in or derived from the March 2010 Technical Report, the plant at that time was expected to produce, on average, 125 million pounds of copper per year for the first 6 years from ore supplied at an average grade above 2%, and an average of 84 million pounds of copper per year at an average ore grade of 1.33% for the scheduled mine life of 23 years. The above figures are subject to change as a result of the revised mine plan being developed by MMB.

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

Fresh water for domestic and drilling purposes is scarce, and the town currently obtains most of its supply from wells in Mulege, 30 kilometers away. The process plant will use seawater for the majority of requirements. A desalination plant is operational to supply construction water requirements, and two larger desalination plants are being installed to supply process and potable water for operations.

Infrastructure

Site infrastructure currently in place consists of a newly constructed highway diversion and access station, many kilometers of mining roads, operating surface and underground mines, stockpiles and gensets, an analytical laboratory, construction and admin offices, maintenance workshops, warehouses, a fully functional construction camp with sewage treatment plant and recreational facilities, communications systems, as well as a partially completed process plant, tailings storage facility and dock. An environmental management program has been established that includes ongoing cactus relocation activities, fauna and flora rescue and waste management with recycling.

History of Boleo

Boleo was discovered in the 1860’s by local ranchers. Limited production ensued until acquisition by the Compagnie du Boleo, a French company that operated the mine from 1885 to 1938. There were sporadic operations thereafter by parastatal corporations in Mexico until the 1980’s when it was placed in the Mexican Strategic National Mining Reserve.

After being released from the National Mining Reserve on December 31, 1991, Boleo was acquired, by staking, in July 1992 by Minera Terra Gaia. In 1993, an option to acquire an interest in Boleo was granted to International Curator (“Curator”). In 2001, after over $20 million of drilling and exploratory work, ownership of Boleo was re-acquired by the founding group that had optioned it to Curator, and MMB took 100% ownership of Boleo. Any work subsequent to March 2001 is referred to as under the direction of MMB. Information on the corporate structures that ensued post March 2001 can be found above under Item 4-A: History and development of the company.

Geology & Mineral Resource Modelling

The following description of the Boleo Project is based in part upon information set out in the March 2010 Technical Report on the Project, which is available on the Company’s website or on www.sedar.com or at www.sec.gov. The Company ceased to control MMB or be the operator of the Boleo Project following the completion of the Phase I Funding on August 27. 2012. The Company awaits receipt of the SRK Report which will supersede the March 2010 Technical Report. Readers are cautioned that information regarding the Boleo Project in the SRK Report may differ significantly from the information contained in the March 2010 Report and its existing public disclosure.

The Boleo deposits within the Boleo Formation occur within the Boleo sub-basin of the Santa Rosalía basin. Copper, cobalt, zinc and manganese mineralization occurs within widespread, stratiform clay-rich horizons or beds known as mantos. Within the Boleo Formation stratigraphy there are up to seven mantos which occur as relatively flat to generally shallow easterly dipping, stratabound and stratiform beds. These include, with increasing depth, mantos 0, 1, 2, 3AA, 3A, 3, and 4. The mantos tend to be soft clay rich beds (ash altered to montmorillonite) with laminated basal zones generally less than 1 meter thick overlain by intra-basin slump breccias up to 20 meters thick. Underlying lithologies vary from predominantly conglomerates in the heart of the Boleo basin to coarse sandstones typically containing pebbles of the underlying Comondú Formation volcanics. The contact between the mantos and footwall rocks is sharp.

Metals of interest in the mantos include copper, cobalt, zinc, and manganese. Ore minerals include a fine-grained, complex assemblage of primary copper-iron-zinc sulphides including pyrite, chalcocite, chalcopyrite, bornite, covellite, carrolite, sphalerite and secondary copper-zinc-manganese minerals including chrysocolla, malachite, azurite, smithsonite, cryptomelane, pyrolusite and the rare cobalt minerals of boleite, pseudoboleite, and cumengite. Mineralization is generally finely disseminated over intervals up to 20 meters thick in the slump breccias. The richest material typically occurs in the laminated basal section of the manto, which was historically mined from 1872 to 1985 to an average of about 80 cm, and graded on average approximately 5% copper.

Independent geologic consultants, Wardrop Engineering (now part of Tetra Tech), were engaged in 2009 to update the geologic model and resource estimates of the Boleo deposit in accordance with NI 43-101 standards (Block and Seam model mineral resource estimates are provided in tables below, respectively). Updated resource estimates include all 128,000 meters of drilling, and were generated using an universal transverse mercator (“UTM”) engineering grid. Resource calculations included recoveries as well as prices in the copper equivalent (“CuEq”) formula.

Block Model Mineral Resource Estimate at 0.5% CuEq Cut-off (Wardrop 2009)

	Cut-off CuEq	Tonnes (106)	Cu (%)	Co (%)	Zn (%)	Mn	CuEq
	(%)					(%)	(%)
	0.50	85.82	0.82	0.074	0.50	3.04	1.59
Measured	0.75	73.31	0.93	0.081	0.52	3.20	1.75
	1.00	59.83	1.07	0.088	0.53	3.29	1.95
	0.50	178.86	0.74	0.053	0.71	3.32	1.46
Indicated	0.75	143.88	0.87	0.059	0.77	3.55	1.66
	1.00	112.55	1.03	0.065	0.83	3.65	1.88
	0.50	264.67	0.76	0.060	0.64	3.23	1.50
M+I	0.75	217.20	0.89	0.067	0.69	3.43	1.69
	1.00	172.38	1.04	0.073	0.72	3.53	1.91
	0.50	159.85	0.47	0.045	0.70	2.93	1.15
Inferred	0.75	109.48	0.59	0.052	0.87	3.42	1.39
	1.00	77.52	0.70	0.058	0.99	3.66	1.61

Source: Boleo NI 43-101 compliant Technical Report published March 2010 (the “March 2010 Technical Report”).

Pseudo-seam Model Resource Estimate at 0.5% CuEq Cut-off (Wardrop 2009)

	Cut-off CuEq	Tonnes (106)	Cu (%)	Co (%)	Zn	Mn (%)	CuEq
	(%)				(%)		(%)
	0.50	60.67	1.07	0.083	0.52	3.19	1.89
Measured	0.75	57.44	1.12	0.086	0.52	3.22	1.96
	1.00	52.30	1.20	0.090	0.51	3.21	2.07
	0.50	129.37	0.89	0.056	0.73	3.38	1.63
Indicated	0.75	112.77	0.99	0.061	0.76	3.51	1.78
	1.00	95.66	1.11	0.065	0.79	3.56	1.94
	0.50	190.04	0.94	0.065	0.66	3.32	1.71
M+I	0.75	170.21	1.03	0.069	0.68	3.41	1.84
	1.00	147.97	1.14	0.074	0.69	3.44	1.99
	0.50	95.35	0.60	0.050	0.76	3.13	1.33
Inferred	0.75	77.85	0.68	0.055	0.83	3.38	1.50
	1.00	60.88	0.78	0.061	0.91	3.55	1.67

Source: Boleo NI 43-101 compliant Technical Report published March 2010 (the “March 2010 Technical Report”).

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

During 2012, MMB engaged SRK to calculate an updated resource and reserve for Boleo using updated site operational costs and all additional drill hole information. This resource is to be used to produce an updated mine plan for the Boleo Project. The updated resource and reserve will be included in the updated NI 43-101 Technical Report on the Boleo Project currently being prepared by SRK Consulting.

Metallurgy & Process Design

The following description of the Boleo Project is based in part upon information set out in the March 2010 Technical Report on the Project, which is available on the Company’s website or on www.sedar.com or at www.sec.gov. The Company ceased to control MMB or be the operator of the Boleo Project following the completion of the Phase I Funding on August 27. 2012. The Company awaits receipt of the SRK Report which will supersede the March 2010 Technical Report. Readers are cautioned that information regarding the Boleo Project in the SRK Report may differ significantly from the information contained in the March 2010 Report and its existing public disclosure.

A hydrometallurgical process has been developed that is suitable for the recovery of copper, cobalt, zinc and possibly manganese from mined and blended Boleo ores. The metal recovery circuits and equipment envisaged for the Boleo process plant are typical of those deployed in numerous operations worldwide.

The proposed process consists of crushing and then milling the ore in sea water, followed by atmospheric leaching of the whole ore stream at elevated temperatures. The leach circuit consists of both an oxidative and a reductive leach to ensure the recovery of both oxide and sulphide forms of Boleo’s payable metals.

The leached metals are separated from the leach slurry in a counter current decantation (“CCD”) washing circuit. The dissolved metals are recovered at high efficiency from the wash solution and concentrated in four separate solvent extraction circuits, two electrowinning circuits, and a granulation operation (for zinc sulphate only) to produce high-quality copper and cobalt metal (cathode), and then zinc sulphate monohydrate granular respectively. A key feature of the process is the use of direct solvent extraction technology in the second solvent extraction circuit to separate manganese from cobalt and zinc in the process solutions.

The process plant is being designed to treat 3.1 million dry tonnes of mined ore per year and produce product at the following rates, up to:

  62,000 tpa of copper cathode;

  2,400 tpa of cobalt cathode; and

  37,000 tpa of zinc sulphate monohydrate salt.

In addition, there is the potential to produce manganese carbonate powder via the relatively simple addition of a small number of unit operations to the proposed plant.

The process and individual unit operations have been tested successfully in extensive test work campaigns.

Mining

The following description of the Boleo Project is based in part upon information set out in the March 2010 Technical Report on the Project, which is available on the Company’s website or on

www.sedar.com or at www.sec.gov. The Company ceased to control MMB or be the operator of the Boleo Project following the completion of the Phase I Funding on August 27. 2012. The Company awaits receipt of the SRK Report which will supersede the March 2010 Technical Report. Readers are cautioned that information regarding the Boleo Project in the SRK Report may differ significantly from the information contained in the March 2010 Report and its existing public disclosure.

Agapito & Associates (“AAI”) (mine engineering consultants) prepared an initial 25-year mine plan (23 years of processing) and schedule using predominantly underground mining methods supplemented on an ongoing basis with ore mined from surface operations. Such mine plan was based on resource models prepared by Wardrop. A number of different mining methods were evaluated before options of using predominantly underground mining operations supported by a number of small, open cut mines was selected as the technique which would best deliver the targeted plant feed grade at the required rate.

In addition to advancing the optimization of mine planning and scheduling, AAI also prepared mine designs, evaluated equipment requirements and estimated production rates. In addition, AAI prepared the initial mine capital cost, and provided the basis for the mine operating and sustaining capital cost estimates, which were subsequently adjusted by the Company in certain scheduling cost categories for the Technical Report published in March 2010.

The seam formation and low material strength of the mantos suggested that conventional “soft rock” underground mining methods such as used in coal, potash, or salt mining would be appropriate for Boleo underground conditions and accordingly a number of methods were examined for their suitability. Longwall mining was discounted due to the faulted and dipping manto structure and high initial capital cost. Shortwall mining was also discounted when efficient mine layouts could not be readily designed and accommodated within the complex, fault disturbed structure of the mantos. After extensive study, room-and-pillar mining using continuous miners was selected because the method requires relatively low capital cost and can accommodate variations and undulations in the footwall (the floor) as well as variations in mining height. Moreover, room-and-pillar mining can achieve relatively high productivity, and panels can be laid out in such a way that the mineral recovery from relatively small, fault-bounded mining blocks can be maximized.

The resource pseudo-seam model was used to define areas where room-and-pillar mining could be carried out. The criteria used for this determination were as follows:

  minimum mining height of 1.8 meters to allow working room for the machines. If the economic thickness of the manto was less than this it was diluted by the lower grade blocks above, up to 1.8 meters height;

  maximum mining height of 4.2 meters, matching the proposed reach of the continuous miner. Economic blocks above this height were ignored;

  the composite CuEq grade of the manto over the mining height must exceed a cut-off grade of 1.0% copper for surface mining and 0.75% CuEq-R for underground mining. (For mining purposes, the copper recovered equivalent cut-off grade was calculated using metal prices of $1.50/lb copper; $15.00/lb cobalt; $1.20/lb zinc and plant recoveries for copper, cobalt and zinc of 91.2%, 78.5% and 65.5%, respectively); and

  an allowance for voids in old workings and recovery of “retaque”, or previously mined material, was made in terms of both recovery and density.

Underground mining trials to test equipment, working methods and geotechnical ground responses to the chosen method were undertaken in several trials in the years 2005 to 2010 under the supervision of Australian Mine Design and Development Pty Ltd., AAI and MMB. These tests confirmed the suitability of the proposed continuous mining method and provided valuable field data and information concerning ground behavior during mining and methods of ground support.

During 2012, MMB engaged SRK to produce an updated mine plan for the Boleo project based on the updated resource and reserve. The revised mine plan will be included in the updated NI 43-101 Technical Report on the Boleo Project currently being prepared by SRK Consulting.

Please note that all information pertaining to the above noted items can be found in the March 2010 Technical Report filed under the Company’s profile on SEDAR at www.sedar.com or on the Company’s EDGAR profile at www.sec.gov.

Boleo construction

Information presented in this section “Boleo construction” is based on or derived from information provided to the Company by MMB. The Company ceased to control MMB or be the operator of the Boleo Project following the completion of the Phase I Funding on August 27. 2012. Readers are cautioned that while the Company has no reason to believe that the information provided to it by MMB and reflected herein is not materially correct, it has not independently verified the accuracy or completeness of such information and must rely on MMB for the provision of such information.

MMB was able to continue to advance overall construction despite the suspension of financing facilities during 2012. Based on information provided by MMB, at the end of December 2012, 1,692 individuals were working on the Boleo Project and progress for completion of copper production facilities was measured at 54.8%, and 50.9% overall with the inclusion of cobalt and zinc circuits. ICAF continued to provide construction management services under the EPCM contract.

As a result of the cost overrun identified in April 2012 and upon the renegotiation of the US EXIM facility in November 2012, construction reorganization and planning were focused on placing the Project in a position for a full reactivation of construction activities in 2013.

During this period of financial strain, MMB employed a rigorous liquidity management process. With cooperation from many of the project vendors, MMB was able to ensure that contractors were supplied with materials (fuel, rebar, concrete and steel) to continue to advance overall construction. However, MMB’s cash flow management strategy impacted various aspects of the Project including vendor deliveries, vendor schedules, non-critical construction progress, and engineering closeout, forcing the Company to withdraw all previous guidance with regards to production targets, until such time as the Consortium Financing was completed and full-scale development resumed.

The selected construction activities that continued on site focused on all circuits required for copper production. However, advancement of copper related circuits was constrained by the liquidity crisis and, while the Project maintained a manageable level of overall stability, construction progress, and vendor/supplier equipment debt management, delays in advancing a funding solution adversely impacted overall construction. The engineering, procurement and construction of the backend of the plant related to cobalt and zinc production was reinstated during the quarter ended September 30, 2012.

By year end, MMB’s cash management system was normalized and outstanding supplier payments were brought up to date. All engineering activities with third party consultants continued to show positive progress, and activities were concentrated on reorganizing the Project. The reorganization plan is to advance the Project as a number of mines and a single copper, cobalt and zinc metallurgical facility in 2013.

Boleo Surface and Underground Mining

Information presented in this section “Boleo Surface and Underground Mining” is based on or derived from information provided to the Company by MMB. The Company ceased to control MMB or be the operator of the Boleo Project following the completion of the Phase I Funding on August 27. 2012. Readers are cautioned that while the Company has no reason to believe that the information provided to it by MMB and reflected herein is not materially correct, it has not independently verified the accuracy or completeness of such information and must rely on MMB for the provision of such information.

In 2012, the MMB surface mining group was primarily focused on construction support activities including the development of the M-302 mine portal pad, exposing historical mine adits, waste stripping and stockpile establishment activities. The productivity of underground mining was below expectation, primarily resulting from issues relating to ground conditions, equipment availability and a shortage of skilled operating personnel.

Both underground and surface mining groups continued production work during the fourth quarter. However, the liquidity management process continued to impact mining operations by disrupting deliveries. Some primary production units on both the surface and the underground operations, including essential operating supplies, were impacted.

By year end, the mine maintenance facility (“MMF”), including offices and warehouse, was being utilized. The shop area is waiting materials for its completion.

The surface mining group continued to expose mineralization in the OC3010 area while completing the new MMF stockpile area. Grade control and stockpile programs were not clearly defined until the second quarter of 2012. This resulted in stockpiles accumulated in late 2011 and early 2012 having to be reclassified as waste. Overburden production from OC3010S and OC3010N continued. Surface production was impacted due to a reduction in haul fleet availability, partially resulting from the impact of the liquidity management program, but also a warranty recall of the entire fleet following a factory inspection in July 2012. As of December 2012, five trucks of the haul fleet were on site with one truck in a Tijuana repair facility. Surface mining production operations will continue to be impacted until the entire fleet is returned fully to service. Surface mining simulator training at the MMF continued to train machine operators.

In the latter part of the year, the underground mining group continued to advance in mine M303 at the upper level (Manto 3A / Sandstone) contact. In M-303, the current plan is to drive entries to access another area for demonstration of the retreat mining capability. This area is considered to have more favourable regional fault and fracture structures. Advance of this area will continue upon arrival of roof support equipment. Development of cross cuts and entries in other areas progressed while waiting for the ground support equipment.

Equipment availability and scarcity of replacement parts resulting from the liquidity crisis factored in the lower rates of underground production. The idling of a continuous miner in support of keeping one in operation left production operations with only one continuous mining unit. Mine management is working with the supplier to improve continuous miner performance and availability. The third newly commissioned machine with the latest electronic program entered the mine in December 2012 for operational trials and further evaluation, making two continuous mining units available in the M-303 mine.

Operator training continued with the contract trainers on site to provide additional hands-on instruction with roof bolting, continuous miner operation and general supervisory responsibilities. Underground simulator training at the MMF continued to train machine operators.

Towards the end of the year, mine engineering focused on a number of ongoing mine design issues in support of both surface and underground mining operations, including the responses to due diligence enquiries, the M-302 setup and the underground mining at M-303. In December 2012, the major activities continued to include discussions with consultants concerning preparation of a mine plan to support the new controlling shareholders’requirements.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2012, 2011 and 2010, should be read in conjunction with the accompanying audited consolidated financial statements, notes to those financial statements and the Company’s Annual Information Form, all of which are available on the SEDAR website at www.sedar.com or on the Company’s EDGAR profile at www.sec.gov. All financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial information is expressed in United States dollars, unless stated otherwise.

This discussion contains certain “forward-looking statements”. All statements, other than statements of historical fact included herein, including without limitation, statements regarding resources and future plans of the Company are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. More information can be found under Cautionary Statement Regarding Forward-Looking Statements and Item 3-D: Risk Factors.

Critical Accounting Policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Basis of Measurement

The Company’s consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value.

Principles of consolidation

The Company’s consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries.

Subsidiaries are all entities the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies and generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases. The results of subsidiaries that have been deconsolidated during the year are included up to the date control ceased. All significant inter-company transactions and balances have been eliminated upon consolidation.

The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Until August 27, 2012, Boleo Luxembourg held a 70% interest in Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. On August 27, 2012, Boleo Luxembourg lost control over MMB when its interest in MMB was reduced to 49% (reduced to 20.9% subsequent to December 31, 2012). MMB held a 100% interest in both Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

Property, plant and equipment

Mineral properties

Mineral properties were held by MMB.

Acquisition costs for property rights and mining concessions were capitalized. Exploration and evaluation costs were expensed in the period incurred. Development costs were capitalized once a development decision was made based on consideration of project economics, including future metal prices, reserves and resources and estimated operating and capital costs.

A decision to develop the Boleo Project was made following the completion of the Definitive Feasibility Study on the economic and technical feasibility of the project in May 2007. From that point forward, all costs directly attributable to mine and project development were capitalized until such a time as individual mines or components of the project were capable of operating in the manner intended by management.

Plant and equipment, and construction in progress

Plant and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced component is derecognized. All other costs are charged to the consolidated statements of operations during the period in which they are incurred.

Assets available for use are depreciated to their residual values over their estimated useful lives.

Investment in associates

Investment in associates over which the Company exercises significant influence is accounted for using the equity method. The Company’s investment is initially recorded at cost, which represents the fair value of the consideration paid. When the Company recognizes an investment in an associate on the loss of control of a former subsidiary, cost is measured as the fair value of the investment retained in the former subsidiary. Thereafter, the carrying value of the investment is increased by additional contributions to the associate and decreased for any distributions received from the associate. The carrying value is also adjusted for the Company’s share of the profit or loss of the associate after the initial date of recognition. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If such evidence exists, the investment is tested for impairment. An impairment loss is recognized as the amount by which the carrying value exceeds the recoverable amount of the associate. Impairment losses are reversed to the extent the recoverable amount subsequently increases.

Impairment of assets

The Company exercises judgment when evaluating the evidence of impairment for other receivables and its investment in associate. Where such evidence exists, estimates of future cash flows and the recoverable amount are required to determine the amount of any impairment.

Management’s judgment and estimates in these areas are based on information available from internal and external resources at that time. Actual results could differ from these estimates and judgments, as additional information becomes known.

Guarantees

The Company recognizes a liability for contingent liabilities, such as the guarantees the Company has provided to lenders of MMB, when there is a present obligation arising as a result of a past event, payment is probable and the amount can be estimated reliably.

As at the reporting date, the MMB debt guaranteed by the Company is in an event in default and the Boleo Project has experienced significant cost overruns. In the Company’s assessment of whether payment is probable under the guarantees, the Company considered the factors for MMB’s ability to continue as a going concern including the status of the existing MMB loan facilities, and the subsequent commitment by KORES to provide Stage II funding.

Any changes impacting management’s assessment of the timing and probability of the Company’s obligations under the guarantees may result in the Company recording a liability on its balance sheet.

Foreign currency translation

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). At December 31, 2012, the Company has entities with Canadian dollar and US dollar functional currencies. The consolidated financial statements are presented in US dollars, which is the group’s presentation currency.

Foreign currency transactions

In preparing the financial results of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency of the individual entities are translated using the period end foreign exchange rate. Non-monetary assets, liabilities, and equity are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the consolidated statements of operations.

Translation of the consolidated financial statements into the presentation currency

The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: assets and liabilities using the exchange rate at period end; and income, expenses and cash flow items using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period). All resulting exchange differences arising from the translation of the entities with a functional currency other than the US dollar are reported within accumulated other comprehensive income as a separate component of equity.

Stock-based compensation

The Company’s share option plan provides for the granting of stock options to directors, officers, employees and service providers, which allows them to purchase common shares of the Company. The Company grants such options on a graded vesting basis for periods of up to five years at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The fair value of the options issued to employees, or those providing services similar to employees, are measured at the grant date, using the Black-Scholes option pricing model, and is recognized over the period that the employees earn the options. The fair value is either recognized as general and administration expense or as property, plant and equipment when grants are to individuals working directly on mineral projects. A corresponding increase is then recognized in equity.

The amount recognized is adjusted to reflect the number of share options expected to vest. Stock options issued to non-employees are recognized based on the fair value of the goods or services received.

A. Operating results

Comparison of the Year ended December 31, 2012 to the Year ended December 31, 2011

For the year ended December 31, 2012, the Company recorded a loss attributed to its shareholders of $270.3 million or $0.79 per share (basic and diluted) as compared to income attributed to its shareholders of $11.5 million or $0.03 per share (basic and diluted) for the year ended December 30, 2011. The loss in 2012 was primarily driven by: (i) impairment losses totaling $190.4 million, including a $188.1 million impairment following the announcement of the forecasted cost overrun of the Boleo Project during the quarter ended June 30, 2012; and (ii) a loss of $127.3 million relating to the deconsolidation of MMB upon completion of the Phase I interim funding in the quarter end September 30, 2012, principally attributable to a fair value impairment attributable to the underlying equity and MMB shareholder loans, partly offset by income of $10.0 million representing the Company’s share of results in associate in the period subsequent to the loss of control of MMB and by a $10.6 million fair value adjustment gain relating to the Company’s derivative instruments, as discussed below. In the 2011 comparable period, the income was primarily driven by the fair value gain on the Company’s zero cost collar hedge contracts of $42.8 million due to a reduction in forward copper prices compared to the Company’s call price and $4.0 million in foreign exchange gains.

Operating expenses during the year ended December 31, 2012, were $208.5 million compared to $22.8 million for the year ended December 31, 2011. A summary of the most significant differences are discussed below:

Wages: $4.7 million ($5.0 million in 2011 comparable period) – the decrease in 2012 reflects the cost savings from the reduction of staff levels at its head office in May 2012 and further terminations in the third and fourth quarters of 2012 that were substantially offset by discretionary retention payments, which the Board extended to certain individuals who they determined to be critical to the continuation or transition of the Boleo Project, and severance extended to those individuals affected by terminations during the year;

Management and directors fees: $1.7 million ($1.1 million in 2011 comparable period) – the increase in management and directors fees in 2012 reflects an amount paid as severance to the former CEO and President and a higher level of director meeting fees paid given events that occurred during the year. However, the impact was slightly offset by the fact that no incentive compensation was paid in 2012;

Professional and consulting fees: $5.1 million ($2.6 million in 2011 comparable period) – the increase in professional fees relates mainly to: (i) legal costs associated with the negotiation and other matters associated with the Consortium Financing and change of control of MMB; (ii) the Company’s efforts to defend itself against the various legal and regulatory proceedings brought against it; (iii) the cost of counsel to assist the Board and its committees with governance matters; and (iv) greater reliance on external consultants given recent employee reductions and voluntary departures;

Stock-based compensation: $0.3 million ($5.5 million in the 2011 comparable period) – the lower expense reflects the impact of a number of forfeitures of unvested stock options previously granted to employees affected by the staff reductions or voluntary departures in the Vancouver head office or at MMB during the last two quarters and very limited option grant activity during 2012;

Shareholder information: $2.3 million ($0.9 million in the 2011 comparable period) – the increase in expense is the result of $1.6 million incurred by the Company in regards to a special shareholders meeting requisitioned by Mount Kellett Master Fund II A LP (“Mount Kellett”). A special meeting of shareholders was held on April 3, 2012 where shareholders voted to maintain the Board in place as of the meeting date. However, as discussed elsewhere, significant Board changes have occurred since; and

Impairments: $190.4 million ($2.7 million in 2011 comparable period) – the following impairments were recorded during 2012: (i) in the second quarter, a $171.2 million impairment on MMB property, plant and equipment as the Company identified a significant forecast cost overrun on the Boleo Project, which subsequently led to a significant decline in the Company’s market capitalization; (ii) in the second quarter, a $15.5 million impairment on deferred financing costs given the uncertainty surrounding the Company’s ability to reinstate its senior and subordinated debt facilities, (iii) in the second quarter, $1.4 million impairment on previously recognized stockpile inventory as the Company developed and implemented grade control and stockpile programs and previously recognized stockpile inventory, which had not been subject to the grade control program, was written off; (iv) in the third quarter, $1.9 million to leasehold improvements and office furnishings and fittings at the Vancouver head office and related office equipment that were expected to be abandoned or sold at reduced rates upon the planned sub-let of the office premises; (v) in the third quarter, $0.3 million in respect of the manganese production refundable deposit, for a change in estimate of amortized cost recorded as accelerated accretion, related to management’s decision to recognize the face value of the deposit liability, upon the loss of control of MMB on August 27, 2012; and (vi) in the current quarter, $0.1 million against receivables to reflect management’s best estimate of recoverability at the year end. The impairment loss of $2.7 million in 2011 is related to equipment previously purchased in 2008 that was no longer being used or had limited benefit in the construction progress.

Other items

Foreign exchange loss: $7.9 million (gain of $4.0 million in 2011) – the Canadian dollar strengthened against the US dollar during the year, compared to a weakening during 2011. The foreign exchange loss is primarily a result of the Company’s (Canadian functional currency) US dollar based investment in the Boleo Project;

Fair value gain related to derivative instruments: $10.6 million ($40.7 million in 2011) – the Company recognized fair value adjustments on its derivative contracts as follows:
o

$5.8 million loss on its purchase put option related to the Company’s equity cost overrun facility, compared to a gain of $2.0 million in 2011. During Q4 2012, the commercial banks party to the 2010 Project Financing exercised their right to terminate the $50 million cost overrun facility. As such, a draw on the Louis Dreyfus Cost Overrun Facility is now very unlikely and therefore management determined that the value of the Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) put option should be reduced to $nil as of December 31, 2012. However, the Company intends to pursue its rights under the Louis Dreyfus agreement;

o

$3.3 million loss on MMB’s zero cost collar copper hedge contracts, compared to a gain of $42.8 million recognized in 2011. The loss during the year is predominantly due to an increase in outlook for future copper prices for the period during the year prior to the loss of control of MMB;

o

$6.8 million gain on the mandatory prepayment option related to MMB’s Baja Funding Loan (as described in Item 10.C. Material Contracts), compared to a loss of $3.5 million recognized in 2011. Pursuant to the Event of Default and as at the date of the loss of control of MMB, the Company determined that the fair value of the derivative approximated a value of $nil, which is indicative of the demand feature on the corresponding debt facility at that date; and

o

$12.9 million gain on the mandatory prepayment option related to MMB’s US EXIM loan compared to a loss of $0.6 recognized in 2011. Pursuant to the Event of Default and as at the date of the loss of control of MMB, the Company determined that the fair value of the derivative approximated a value of $nil, which is indicative of the demand feature on the corresponding debt facility at that date.

As the Company no longer consolidates MMB, it did not recognize any fair value adjustments beyond August 27, 2012, relating to MMB’s zero cost collar copper hedge contracts, the mandatory prepayment derivative liability related to MMB’s Baja Funding Loan or the mandatory prepayment derivative liability related to MMB’s US EXIM loan (novated and assumed by KORES in November 2012); and

  Tax expense: $1.7 million tax recovery ($2.5 million expense in 2011) – the significant tax recovery reflects a change in management’s estimation of the withholding tax liability incurred on interest to be received on MMB shareholder loans.

Comparison of the year ended December 31, 2011 to the year ended December 31, 2010

For the year ended December 31, 2011, the Company recorded income attributed to its shareholders of $11.5 million or $0.03 per share (basic) as compared to a loss attributed to its shareholders of $69.6 million or $0.41 per share (basic) for the same period in 2010. The change from loss to income was primarily driven by the fair value gain on the Company’s zero cost collar hedge contracts of $42.8 million, due to a reduction in forward copper prices from the prior year compared to the Company’s call price, and $4.0 million in foreign exchange gains, as the Canadian dollar weakened against the US dollar compared to the prior year.

Operating expenses during the year ended December 31, 2011 were $22.8 million compared to $11.2 million for the same period in 2010. A summary of the most significant differences are discussed below:

  Office and administration: $2.8 million ($1.7 million in 2010) – in support of the Boleo Project going into full construction and development, office and administrative expenses increased. This includes increased rental expense of approximately $0.5 million for the Company’s head office space in Vancouver and an increase in general administrative expenses, including insurance, supplies and telephone of approximately $0.6 million;

  Wages: $5.0 million ($3.7 million in 2010) – the increase in 2011 compared to the corresponding period in 2010 reflects the continued increase in strategic planning and development of information technology infrastructure, as well as development of the Company’s overall labour force to execute the corporate vision, mission and goals of the Company. In accordance with the Company’s Performance Management Program, the Company incentivizes goal achievement through incentive compensation which was paid to its employees and management during Q2 2011;

  Stock-based compensation: $5.5 million ($1.0 million in 2010) – the increase predominantly relates to options granted to new employees and new board members, as well as the vesting of options granted in November of 2010 to employees and directors;

  Depreciation: $1.6 million ($0.4 million in 2010) – the increase relates predominantly to office leasehold improvements and office equipment which are in use at the Company’s corporate head office in Vancouver as well as software purchased and in use at the Boleo Project. Depreciation related to assets in use for the development of the Boleo Project continues to be capitalized;

  Professional and consulting fees: $2.6 million ($1.7 million in 2010) – the increase primarily relates to the cost of compliance with regulatory reporting requirements and documentation of entity-wide policies and procedures. Due to the closing of the Company’s senior and subordinated debt financing in late 2010, coupled with the adoption of IFRS in early 2011, the cost of the Company’s audit and non-audit services increased. The Company also involves subject-matter experts in valuing the Company’s various complex financial instruments, as reflected in the Company’s consolidated financial statements for the year ended December 31, 2011; and

  Impairment charge: $2.7 million ($Nil in 2010) – the impairment is related to equipment previously purchased during 2008 that will not be used or that may have limited benefit in the construction process.

Other items

Foreign exchange gain: $4.0 million (loss of $9.9 million in 2010) – during the year ended December 31, 2011, the Canadian dollar weakened against the US dollar, compared to a strengthening for the same period of 2010. The foreign exchange gain is primarily a result of the Company’s (Canadian functional currency) US dollar based investment in the Boleo Project;

Fair value gain related to derivative instruments: $40.7 million (loss of $72.7 million in 2010) – during the year ended December 31, 2011, the Company recognized fair value adjustments on its derivative contracts as follows:

o

$42.8 million gain on its zero cost collar copper hedge contracts, compared to a loss of $72.7 million recognized in 2010 due to a reduction in forward copper prices from the prior year compared to the Company’s call price;

o	$2.0 million gain on its purchase put option related to the Company’s equity cost overrun facility, which was $nil in 2010, as initial recognition was in the fourth quarter of 2010;
o

$3.5 million fair value adjustment due to a fair value increase since initial recognition of the Company’s mandatory prepayment derivative liability related to the Baja Funding Loan compared to $nil in 2010 as the Company did not draw on the Baja Funding Loan until 2011; and

o

$0.6 million fair value adjustment due to a fair value increase since initial recognition of the Company’s mandatory prepayment option related to the US EXIM loan compared to $nil in 2010 as the Company did not draw on the US EXIM loan until 2011; and

Taxation expense: $2.5 million ($0.4 million in 2010) – during the second half of 2010, the Company completed an internal restructuring of its subsidiaries and subsequently amended the terms of its shareholder loans to MMB to accrue simple interest at 10% per annum (previously these loans were interest-free). As a result, Baja International, S.à r.l. recognizes the effect of the future withholding tax which would become payable at the time that MMB repays the interest accrued on its shareholder loans.

B. Liquidity and capital resources

Changes in Annual Financial Condition

Project financing in the amount of $1.18 billion was obtained by MMB in November 2010, enabling the commencement of construction of the Boleo Project in December 2010.

Event of Default

On April 23, 2012, the Company announced that the forecast cost to complete the Boleo Project could be $1,667 million, which significantly exceeded the Company’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million). The Company was unable to finance the funding shortfall within 60 days of identifying the forecast cost overruns, thereby putting MMB in an Event of Default as defined in the 2010 Project Financing agreements. As a result, MMB is unable to access any of its senior debt facilities.

Consortium Financing

On August 27, 2012, pursuant to the Consortium Financing, the Consortium completed a $90 million funding contribution to MMB, at which time the Company’s ownership interest in MMB was reduced from 70% to 49% and the Consortium’s interest in MMB was increased from 30% to 51%, triggering a loss of control of MMB.

On February 12, 2013, the Company announced that KORES on behalf of the Consortium confirmed its commitment to contribute, in addition to the Phase I Funding, funding of $443.4 million to complete the Boleo Project (the “Phase II Funding Requirement”). As at December 31, 2012, KORES had contributed

$174 million toward the Phase II Funding Requirement and, subsequent to the year-end has contributed a further $145 million to MMB for continuing construction of the Boleo Project.

Going Concern Considerations

Should the Consortium and/or KORES not complete the Phase II Funding Requirement or extend the further necessary funding to MMB or should the Phase II Funding Requirement not be sufficient to complete the Boleo Project and/or an agreement cannot be reached with the Remaining 2010 Project Financing Lenders, this could result in the shutdown of the Boleo Project and the insolvency of MMB.

Should the Company and MMB be forced to shut down the Boleo Project and/or the Remaining Project Financing Lenders choose to exercise remedies available to the lender group, the Company may be ultimately held accountable for the settlement of its proportionate obligation under the current senior facilities completion guarantee. Regardless of any changes in the Company’s ownership interest in MMB, currently under the terms of the Company’s current senior lending facilities completion guarantee, the Company is liable for 70% of MMB’s borrowings under the 2010 Project Financing.

In addition, the Company has provided an overall economic completion guarantee but shall not be required to contribute more than 70% of any such amounts required. As at December 31, 2012, there is $233.3 million drawn (including accrued interest) by MMB under the 2010 Project Financing. In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. In the event of non-production, MMB will be required to settle the derivative liability. As at December 31, 2012, the hedge liability reported by MMB was $46.2 million. The terms of the Consortium Financing state that the Company will seek to reduce its guarantee to reflect its proportionate equity interest in MMB when financing documents are renegotiated as part of an overall financing solution.

Critical factors, amongst others, impacting the likelihood of any demand arising under the senior borrowing guarantee and, therefore, the Company’s ability to continue as a going concern, include the following:

  the Phase II Funding Requirement as committed by the Consortium being completed;

  the continued support of the Remaining 2010 Project Financing Lenders in choosing not to exercise any remedies available to them under the Event of Default;

  the renewal of the latest standstill agreement that expired on April 19, 2013 and/or the reinstatement or replacement of the Remaining 2010 Project Financing;

  completion of development of the Boleo Project; and

  establishing profitable operations.

The success of these factors above cannot be assured and accordingly, there is a substantial doubt about the Company’s ability to continue as a going concern.

In addition, the Company has a refundable deposit liability of $10 million from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made by MMB not to produce manganese from the Boleo Project by the economic completion date of the project. Alternatively, additional consideration of $13 million may be paid to the Company by the Consortium upon a positive decision related to the production of manganese.

As it no longer controls MMB, the Company anticipates that it will lose its ability to direct the manganese developments through the Manganese Action Committee, a technical committee chartered by the board of MMB. The interests of the Consortium and MMB may be not be aligned to those of the Company and MMB may elect not to support ongoing development and expenditures directed towards the feasibility of the manganese project, in which case the Company may be required to refund the deposit liability to the Consortium.

Should the Company be required to repay the refundable manganese deposit liability, it currently has insufficient funds available to settle this liability.

Louis Dreyfus Cost Overrun Facility

As part of the project debt facility, MMB was required to arrange a $100 million cost overrun facility. MMB obtained $50 million of the cost overrun facility proportionately from the Commercial Lenders. The Company and the Consortium had agreed to proportionately provide the remaining $50 million of which the Company had satisfied its $35 million contribution through an equity cost overrun facility agreed to with Louis Dreyfus in the form of an irrevocable letter of credit (the “Louis Dreyfus Cost Overrun Facility”).

Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a value of Cdn$1.10 per common share, translated at the prevailing exchange rate.

Under the terms of the Louis Dreyfus Cost Overrun Facility, a draw on the facility is only possible if there is a simultaneous, pro rata draw on the Commercial Lenders cost overrun facility. During the quarter ended December 31, 2012, the Commercial Lenders elected to terminate the Commercial Lenders cost overrun facility. As such, a draw on the Louis Dreyfus Cost Overrun Facility is now very unlikely.

The cost overrun facility represents a purchase put option that does not meet the definition of equity. Consequently, the Company initially recorded a non-current derivative financial asset on its balance sheet. Due to the Company’s inability to utilize the facility, the value of the Louis Dreyfus put option was reduced to a carrying value of $Nil as of December 31, 2012.

Access to Subsidiary and Associate Cash Flows

The Company conducts substantially all of its operations through subsidiaries. The Company has no direct operations and no significant assets other than the shares of its subsidiaries. Therefore, the Company is dependent on the cash flows of its subsidiaries and associates to meet its obligations, including payment of principal and interest on any debt the Company incurs or has guaranteed, including the 2010 Project Financing. The Company no longer controls MMB or the Boleo Project and therefore is not in control of decisions relating to dividends or other distributions to MMB shareholders of excess cash flows, if any, that may be generated by the Project. Currently, the shareholder agreement between the Consortium and the Company does not set out any dividend policy, and there is no assurance that any future agreement on dividend policy will be reached between the parties when the shareholder agreement is renegotiated to reflect adjustments pursuant to the Consortium Financing. The Consortium may choose to reinvest any excess cash flows generated by the Boleo Project into the Project, or opt for MMB to invest in further projects. There can be no assurance that the Company will generate any cash flow from its investment in the Project.

The ability of the Company’s subsidiaries or associates to provide it with payments may be constrained by the following factors: (i) the cash flows generated by operations, investment activities and financing activities; (ii) the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which they operate; and (iii) the introduction of exchange controls and repatriation restrictions or the availability of hard currency to be repatriated. In particular, the financing agreements entered into in connection with the 2010 Project Financing prohibit MMB from paying dividends or making distributions to shareholders until economic completion of Boleo.

If the Company is unable to receive sufficient cash from its subsidiaries or associates, it may be required to refinance its indebtedness, raise funds in a public or private equity or debt offering or sell some or all of its assets. The Company can provide no assurances that an offering of its debt or equity or a refinancing of its debt can or will be completed on satisfactory terms or that it would be sufficient to enable it to make payment with respect to its debt. The foregoing events could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Under the terms of the senior debt facility agreements, payment of dividends on the common shares of the Company is restricted until the economic completion of the Boleo Project. However, thereafter the declaration of dividends will be within the discretion of the Company’s board of directors and will depend upon the board’s assessment of the Company’s earnings, capital requirements, operating and financial conditions and other relevant factors, including the commencement of profitable operations at the Boleo Project and the prospect for interest income or other distributions of earnings from the Project.

Deconsolidation of MMB

As a result of the loss of control of MMB on August 27, 2012, and resulting deconsolidation of MMB, figures reported on the Company’s Consolidated Balance Sheet as at December 31, 2012 include only the assets and liabilities of Baja Mining Corp. and its Luxembourg subsidiaries, and exclude the assets and liabilities of MMB. The fair value attributable to the Company’s remaining interest in MMB, adjusted for any equity pick-up of earnings and losses for the period subsequent to the date of deconsolidation, is reflected in the Balance Sheet line item “Investment in Associate”. Additionally, the Company’s Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the year ended December 31, 2012, consolidate the results of MMB up to the date of deconsolidation on August 27, 2012, and thereafter consolidate only the operating results of Baja Mining Corp. and its Luxembourg subsidiaries, and equity account for the results of MMB.

Working Capital

The Company has a working capital deficit position of $0.1 million as at December 31, 2012 (2011 –deficit of $159.7 million). This improvement is predominantly due to the deconsolidation of MMB and removal from the balance sheet of its senior debt balances, the US EXIM mandatory prepayment derivative, the hedge liability and the KDB and Funding Loan subordinated debt. Following the identification of the forecasted cost overrun, MMB has been unable to access any further funds from the 2010 Project Financing, and the Company and MMB have, since that time, been forced to employ very stringent treasury management practices and policies.

The Company had a working capital deficit of $159.7 million as at December 31, 2011 (2010 - $37.3 million). The primary reason for the working capital deficit is the presentation of senior debt and the mandatory prepayment derivative on the US EXIM loan as current at December 31, 2011. After removing the impact of these balances from working capital, modified working capital is $35.2 million, which is fairly consistent with the prior year.

Operating Activities

During the year ended December 31, 2012, the Company utilized $19.4 million of cash in operations (2011 - $15.2 million). This was measured after taking into account adjustments for non-cash items such as impairments of $190.4 million (2011 - $2.7 million), fair value loss on derivative contracts of $10.6 million (2011 - $40.7 million), unrealized foreign exchange loss of $7.7 million (2011 - gain of $6.2 million), the loss on deconsolidation of MMB of $127.3 million, and the share of associate income of $10.0 million (2011 - $nil).

During 2011, the Company utilized $15.2 million in operations (2010 - $9.5 million). This was measured after taking into account adjustments for non-cash items such as fair value gain on derivative contracts of $40.7 million (loss of $72.7 million in 2010) and unrealized foreign exchange gain of $6.2 million (2010 -loss of $9.6 million). The Company incurred cash expenditures on construction deposits and property, plant and equipment of $341.6 million (2010 - $48.1 million), had an increase in value-added tax recoverable of $18.2 million (2010 - $1.8 million), invested $34.0 million (2010 - redeemed $15.9 million) cash in short term deposits and utilized $72.2 million (2010 - provided $103.3 million) of its restricted cash on the Project. This spending is consistent with the stage of construction and level of increased activity at the Boleo Project.

Investing Activities

The Company incurred cash expenditures on construction deposits and property, plant and equipment of $279.2 million (2011 - $339.6 million), had an increase in value-added tax recoverable of $2.1 million (2011 - $18.2 million), redeemed short term deposits of $32.6 million (2011 - invested $34.0 million) and utilized $3.2 million (2011 - utilized $72.2 million) of its restricted cash on the Project. This decrease in spending is consistent with the level of activity on site as constrained by the Event of Default and the liquidity crisis and the deconsolidation of MMB on August 27, 2012. The Company realized proceeds of $0.5 million on the sale of certain leasehold improvements and office furnishing and fittings at the Vancouver head office and related office equipment to the sub-tenant upon sub-letting its office lease in December 2012.

Financing Activities

The Company did not complete any equity financings during 2012 or 2011. During the year ended December 31, 2010, the Company completed cross-border bought deal equity financings in which the Company issued 167,325,000 shares at a price of Cdn$1.10 per common share and 21,875,000 shares at a price of Cdn$0.80 per common share for gross proceeds of Cdn$184.1 million ($179.7 million) and Cdn$17.5 million ($16.8 million), respectively.

During 2012, the Company received $1.0 million (2011 - $2.0 million) through the exercise of stock options and share purchase warrants.

During 2011 the Company received $2.0 million (2010 - $0.6 million) through the exercise of stock options and share purchase warrants.

Prior to the Event of Default, MMB began drawing on the 2010 Project Financing in the fourth quarter of 2011. The total proceeds received from senior debt facilities during the year ended December 31, 2012, was $180.0 million (2011 - $169.7 million). In addition, in the year ended December 31, 2012, prior to the loss of control in MMB on August 27, 2012, the Consortium had contributed to MMB shareholder loans of $97.5 million (2011 - $163.9 million), including the $90.0 million Phase I Funding.

During the year ended December 31, 2011, both the Company and the Consortium satisfied their required equity investment in the Project, following which MMB drew down the entire amounts available on the Baja Funding Loan (payable to the Consortium) and the Korean Development Bank subordinated debt facility of $50 million each. As a result, the proceeds received from subordinated long-term debt during the year totaled $163.9 million (2010 - $24.3 million), including loans from non-controlling interest of $63.9 million (2010 - $24.3 million). The Company began drawing on senior debt facilities in the fourth quarter of 2011. The total proceeds received from senior debt facilities during the year was $169.7 million (2010 - $nil). As of December 31, 2011, management expected that the proceeds available from debt facilities would have been sufficient to fund the construction of the Boleo Project.

C. Research and development, patents and licenses, etc.

On December 6, 2008, the Board of Directors of the Company approved the transfer of intellectual property from Terra Gaia Environmental to the Company. The intellectual property pertains to patents for the treatment of electric arc furnace dust. The Company did not move forward with any work related to the Terra Gaia patents in 2012.

D. Trend Information

While the Company does not have any producing mines it is indirectly affected by trends in the metal industry. The Boleo Project is a polymetallic project containing copper, cobalt, zinc and manganese the prices of which can be extremely volatile. In recent years financial conditions have been characterized by volatility. The ongoing US and European debt crisis against the backdrop of the unprecedented events that occurred in 2008/2009 in global financial markets, have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the financial market turmoil to date have included contraction in credit markets, resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect MMB and Company’s growth and profitability. Specifically:

  the volatility of the copper price may impact MMB and the Company’s future revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

  the volatility of global stock markets impacts the valuation of the Company’s equity securities, which may impact its ability to raise funds through the issuance of equity should it be required in the future.

These factors could have a material adverse effect on the Company’s financial condition and results of operations, and may impact the Company’s ability to obtain equity or debt financing in the future, or the terms on which such financing, if any, may be available to the Company.

Refer to Item 3-D: Risk Factors for further information on uncertainty or items affecting the business or nature of business of the Company.

E. Off Balance Sheet Arrangements

In 2012, the Company entered into a lease assignment for offices no longer used by the Company. In order to induce the landlord to approve the assignment, the Company provided an indemnity agreement to the landlord. The Company will remain liable during the balance of the lease term in the event the assignee does not fulfill its obligation to the landlord. The lease expires September 30, 2020.

The Company has no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations other than the guarantee under the 2010 Project Financing and the MMB hedge liability (as further described in Item 5 – B. Liquidity and Capital Resources), that trigger financing, liquidity, market or credit risk to the Company.

F. Tabular disclosure of contractual obligations

As at December 31, 2012, the Company had the following undiscounted contractual obligations:

Contractual Obligations	Payments due by period (thousands of US dollars)
	Total	Less than 1	2-3 years	4-5	More than 5
		year		years	years
Accounts payable	$723	$723	$nil	$nil	$nil
Operating lease obligations [1]	$227	$100	$109	$18	$nil
Subordinated debt[2]	$10,000	$10,000	$nil	$nil	$nil
Total	$10,950	$10,823	$109	$18	$nil

Footnotes:

1

The Company has an office lease for its corporate head office expiring in April 2016, committing the Company to an average monthly lease payment of $5,000 (Cdn$5,000). The Company has a lease for its Luxembourg offices expiring in December 2013 at a monthly lease payment of $4,000 (Cdn$4,000).

2

The Company has a refundable deposit liability of $10 million from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made by MMB not to produce manganese from the Project by the economic completion date of the project. Alternatively, additional consideration may be paid to the Company by the Consortium of $13 million upon a positive decision related to the production of manganese. Following the loss of control of MMB, the Company anticipates that it may lose its ability to direct the manganese developments, and therefore the liability is recorded as a current liability at face value.

G. Safe harbor

See Cautionary Note Regarding Forward Looking Statements

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and senior management

On April 17, 2012, the Company announced the resignation of Gerald Prosalendis from the Board of Directors for personal and family reasons. The Company further announced the resignations of Graham Thody, Tom Ogryzlo and Wolf Seidler from the Company’s Board on April 23, 2012, temporarily reducing the size of the Board to three members.

On May 7, 2012, the Company announced that the Board had been reconstituted to include Mr. Ogryzlo, Mr. Seidler, Stephen Lehner and Lorie Waisberg. Lorie Waisberg was appointed Chair of the Board. The Company announced on May 14, 2012 that John Greenslade had resigned from his positions as CEO and President and also resigned from the Company’s Board. Mr. Ogryzlo was appointed interim CEO. On May 24, 2012, Ken Murphy joined the Company’s Board.

At the annual and special general meeting of shareholders held on June 21, 2012, shareholders voted to elect Mr. Waisberg (Chairman), Mr. Ogryzlo, Mr. Seidler, Mr. Lehner, Mr. Marland and Mr. Murphy to the Board.

Mr. Murphy and Mr. Lehner both resigned from the Board on August 1, 2012, and on August 7, 2012, Peter Clausi and Ross Glanville joined the Board. Mr. Glanville was formerly a member of the Board from April 2005 until May 2011. On August 10, 2012, Mr. Waisberg, and Mr. Marland resigned from the Board.

Each Director serves until the next annual general meeting or until his/her successor is duly elected, unless his/her office is vacated in accordance with the Articles of the Company.

Casual vacancies on the Board of Directors are filled by election from nominees by the remaining Directors, and the persons filling those vacancies hold office until the next Annual General Meeting, at which time they may be re-elected or replaced.

During the year, the Company and MMB faced a number of changes to its officers. In addition to the resignation of the CEO and President, Adam Wright (Chief Operating Officer of the Company and MMB), Chuck Hennessey (MMB VP of Operations), Kendra Low (Executive VP Administration and Corporate Secretary), and Mike Shaw (VP Construction Development) each resigned their positions.

On November 13, 2012, the Company announced that Mr. Ogryzlo, the Company’s Interim CEO & Chairman, was appointed as Interim Chief Financial Officer following the employment of the Company’s CFO, Rowland Wallenius, by MMB under the transition plan. Nigel Kirkwood was appointed CFO on December 27, 2012 and the Company’s Corporate Secretary on March 5, 2013.

Termination benefits of $1.4 million were paid to the former President and Chief Executive Officer, former Chief Financial Officer, former VP Engineering and Construction, and former VP Administration and Corporate Secretary.

In addition, in an effort to preserve cash, the Company reduced its workforce (staff and consultants) at its Vancouver, BC office by approximately 40% in the second quarter and by an additional 50% during the fourth quarter.

The Company also entered into a sub-lease agreement for the remaining term of its Vancouver office space lease and relocated to a smaller office.

The following table sets out the names of the directors and/or senior officers as at December 31, 2012, the country in which each is ordinarily a resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director and/or officer of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Directors and Officers

Name, Address And	Principal Occupation For The Past Five Years	Date Of Election Or
Present Office Held		Appointment
Wolf Seidler1, [2]	Independent Consultant. Former consultant with Argos Consultants Sarl (2004-2009)	May 7, 2012
Independent Director
North Bay, Ontario
Charles Thomas Ogryzlo	Retired. Former VP Latin America with Ram Power	May 7, 2012
Interim CEO & Chairman
San Jose, Costa Rica
Ross Glanville[1,2]	President Ross Glanville & Associates Ltd. and a director of three other mining companies	August 7, 2012
Independent Director
North Vancouver, BC
Peter M. Clausi[1,2]	Executive VP of Corporate Affairs and General Counsel of GTA Resources and Mining Inc.	August 7, 2012
Independent Director
Carlisle, ON

Nigel Kirkwood	President, NK Financial Services Ltd. since November 2009;	December 27, 2012
Chief Financial Officer	Director, Mergers and Acquisitions, Citigroup,
& Corporate Secretary	London, UK (1999-2009)
Vancouver, BC
David Dreisinger	Professor Faculty of Applied Science, Department of Metal and Materials Engineering	May 17, 2004
Vice President Metallurgy	at University of British Columbia
Delta, British Columbia

Footnotes:

1.	Denotes a member of the Audit Committee.
2.	Denotes a member of the Governance, Nominating and Compensation Committee.

The term of office of the directors expires annually at the time of the Company's annual general meeting. The term of office of the officers expires at the discretion of the Company's directors.

Biographies

Directors and Officers

Wolf Seidler, B. App. Sc., P.Eng, ICD.D, Independent Director

Mr. Seidler is a graduate of Queen's University with an honours degree in Mining Engineering and is a member of the Association of Professional Engineers of Ontario, the Institute of Corporate Directors and a life member of the Canadian Institute of Mining and Metallurgy. He is also a graduate of the Institute of Corporate Directors, Directors Education Program.

Mr. Seidler has more than forty years’ experience in the Canadian and international mining industry as an executive and consultant. This includes executive positions with Inmet Mining Corporation, Normandy LaSource SAS, J.S. Redpath Ltd., as well as senior operating positions with Teck Corporation, Quebec Cartier Mining Company (US Steel) and Gold Fields Mining Corporation. For 5 years he managed, on behalf of the French National Waste Agency (Andra), a 9 country European R&D project related to the deep geological disposal of highly radioactive long-lived waste.

C. Thomas Ogryzlo, P. Eng

Mr. Ogryzlo has over fifty years of world wide experience on mining, energy, and industrial projects. He has been responsible for the development, financing, engineering, construction and operations of projects in many different countries. He holds a Bachelor of Mechanical Engineering from McGill University in Montreal, Quebec, Canada. At the end of 2010 he retired as Vice President – Latin America of Ram Power Corporation a renewable energy producer that owns a producing 72 MW geothermal power project through its subsidiary Polaris Energy Corp. in Nicaragua built at a capital cost of $450 million. During 2011, Mr. Ogryzlo served as Interim CEO of Aura Minerals Inc. until a permanent replacement could be located. He is currently the Chairman and Interim CEO of Baja Mining Corp.

Mr. Ogryzlo has in the past been President of several producing precious and base metal mining companies, including, Blackhawk Mining, Triton Mining and Cerro Matoso S.A. For many years, he held the position of President of Kilborn Engineering Ltd. and Kilborn SNC-Lavalin, one of the world's largest engineering contractors. Prior to Kilborn he served as Senior VP of Fluor Daniel Wrioght and its predecessor Wright Engineering of which he was a principal. His experience in exploration and development of numerous multi-million dollar mining projects spans the world. During a six year period with Hanna Mining beginning in 1976, he initially directed process development work as project manager and subsequently became President and General Manager, for the Cerro Matoso ferro-nickel project in

Colombia for which in 1979 he was instrumental in organizing a US$450 million financing involving World Bank, EXIM, and a group of 52 private banks led by Chase Manhattan.

Over the years, Mr. Ogryzlo has served as a director of more than 20 public companies, including Franco Nevada Mining Corp., Vista Gold, Aura Minerals, Birim Goldfields, Tiomin Resources and Atlas Corp.

Peter M.Clausi, B.A., J.D., Independent Director

Mr. Clausi is an experienced investment banker, litigator and corporate director. A graduate of Osgoode Hall Law School, and called to Ontario’s bar in 1990, Mr. Clausi has extensive experience in complex commercial litigation, shareholder rights and corporate finance. Mr. Clausi has been a guest lecturer at three Ontario MBA programs, and was an instructor at the Law Society of Upper Canada’s Bar Admission Course for over ten years. He is Executive Vice President of Corporate Affairs and General Counsel of GTA Resources and Mining Inc.

Ross Glanville, B.A.Sc., P.Eng, MBA, CAMV, Independent Director

Mr. Glanville has over forty years of resource-related experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (since acquired by Fluor Corp.), and has been a Director of a number of exploration, development, and mining companies. He is currently a Director of SilverCrest Mines Inc. (listed on the TSX-V and NYSE-MKT), as well as Clifton Star Resources Inc. and Archon Minerals Limited (each TSX-V listed company). Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Mr. Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA). Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the mining and exploration industry.

Nigel Kirkwood, M.A, CA, Chief Financial Officer, Corporate Secretary

Mr. Kirkwood has 20 years of international experience working in accounting, mergers and acquisitions and corporate finance advisory services. Mr. Kirkwood spent 16 years based in London, England, where he was a Director in Mergers & Acquisitions in the investment bank at Citigroup. More recently, Mr. Kirkwood has acted as CFO and Director for a number of mining exploration companies listed on the TSX Venture Exchange. Mr. Kirkwood obtained a M.A. in Economics at Queen's University and he is a member of the Institute of Chartered Accountants of Ontario.

David Dreisinger, Ph.D, P.Eng, Vice President Metallurgy

Dr. Dreisinger holds the position of Professor and Industrial Research Chair in Hydrometallurgy at the University of British Columbia. He has been a professor at the University of British Columbia since 1988. He has published over 200 papers and has been involved as a process consultant in industrial research programs with metallurgical companies. He has participated in 15 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper matte. Dr. Dreisinger also co-invented the Mt. Gordon Copper Process for copper recovery from sulfide ores and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. He has been actively involved in the development of the proposed metallurgical flow sheet for Boleo, and is one of the recognized experts in the world in the area of hydrometallurgy. He is also a director of Polymet Mining Corp. and Search Minerals, and holds officer positions with Clifton Star Resources, Search Minerals Inc. and South American Silver Corp.

Family Relationships

There are no known family relationships between our directors and executive officers..

Arrangements

There are no arrangements or understandings regarding the selection of directors or executive officers.

Potential Conflicts of Interest of Baja’s Officers/Directors

Certain, of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Please refer to the table below for details. Such associations may give rise to conflicts of interest from time to time.

Name of	Other Public Company	Stock	Committee Appointments
Director	Directorships	Exchange
	Aura Minerals Inc.	TSX	Lead Director
C. Thomas Ogryzlo	Vista Gold Corp.	TSX	Director
	Alberta Star Developments Corp.	TSX-V	Director
Wolf Seidler	None
	Archon Minerals Limited	TSX-V	Director
Ross Glanville	Clifton Star Resources Inc.	TSX	Chairman and Director
	Silver Crest Mines Inc.	TSX-V and NYSE-MKT	Director
	GTA Resources and Mining Inc.	TSX-V	Executive VP of Corporate Affairs and General Counsel
Peter M. Clausi	Green Swan Capital Corp.	TSX-V	Director and CEO
	Falcon Gold Corp.	TSX-V	Director, Audit Chair
	Tempus Capital Inc.		Director
	Citation Resources Inc.	TSX-V	Director and CFO
Nigel Kirkwood	Mammoth Resources Corp.	TSX-V	Director
	Philippine Metals Inc.	TSX-V	CFO
	Prize Mining Corporation	NEX	CFO

	Polymet Mining Corp. Inc.	TSX	Director
David Dreisinger	Clifton Star Resources	TSX-V	Vice-President Metallurgy
	Search Minerals Inc.	TSX-V	Director, Vice-President Technology
	South American Silver Corp.	TSX	Vice-President Metallurgy

If a director or senior officer of the Company holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer of the Company, the director or senior officer must disclose the nature and extent of the conflict to the directors of the Company, in accordance with corporate law and in accordance with his or her fiduciary obligations as a director or senior officer of the Company. The Company does not have a specific policy in place with respect to the allocation of corporate opportunities between the Company and the other entities with which its officers and directors are affiliated.

B. Compensation

The following describes the formal compensation policy of the Company.

In view of the Company's current financial situation and steps taken to down-size the Company’s work force following the Cost Overrun announcement (More information can be found in Item 4: Information on the Company), the Board decided to only pay the “Individual Objective” element of the Annual Incentive for the period 2011/2012. In addition, a retention bonus scheme in respect of key personnel was adopted by the Board in 2012.

At the date of this Annual Report on Form 20-F, no objectives have been established and approved by the Board for the Annual Incentive component of the compensation. As a result, the Annual Incentive will not be paid for the period 2012/2013.

Key Elements of Compensation

The key elements of the Company’s compensation packages are outlined in the following table and explained in more detail below.

Key Elements of Compensation

Elements	Form	Performance Period
Base Salary	Cash	1 year
Annual Incentive	Cash	1 year
Long-term Incentive	Stock Options	Greater than 1 year

Base Salary

Base salary is the amount of compensation paid before adding allowances, incentives or bonuses. It recognizes the contribution of employees, level of experience, education and abilities, while remaining competitive in the market place. Base salary for each employee and executive officer's position is primarily determined with regard for the employee's responsibilities, individual performance, overall corporate performance, and through the assessment of the market environment, conditions and competitiveness using independently published compensation surveys (in the case of executive officers)

and general market surveys performed by our internal human resources team. Historically, base salary compensation has been targeted at the median of the market (50th percentile) for the majority of job categories and base salary mid points ranged between 80% and 120% of the median. In the case of employees that fit within our technical leaders group, base salaries have been historically targeted at the 75th percentile of the market.

Cash Incentives/Bonuses

Executive officers and employees of the Company are all eligible to participate in the Company's Annual Incentive Compensation Program (the "Program") as described further in the proceeding section. Historically (prior to the implementation of the Program), bonuses were being paid periodically after review and recommendation of the Compensation Committee (where executive officers and directors were concerned) and at the discretion of the Board based on the performance of the individual, the attainment of pre-set objectives or milestones and the relation those had to the performance of the Company.

The Company has historically targeted between the median and the 75th percentile of the market for total annual cash compensation (annual base salary + annual incentives).

Annual Incentive Compensation Program

The 2010/2011 program was implemented with the added component of incentive compensation for attainment of pre-set objectives and performance throughout the year. The Program's objective was and is to remain competitive within our industry, continue to attract the best talent to the Company and incentivize, motivate, focus and reward our current talent

Setting Objectives

Each year, specific corporate objectives are established and approved by the Board. Such objectives are communicated to all departmental managers and employees. Departmental managers are then required to generate goals for their respective departments (i.e.: Accounting, Administration, Construction, Engineering, etc.). This process is repeated as departmental objectives “cascade” to employees for incorporation into their own individual objectives. Individual goals must contribute to the greater goals of the department and likewise to the overall corporate objectives. The process of objective setting is an interactive one, with feedback from all necessary internal stakeholders. The Program "year" runs June to May.

Appraisals and Feedback

The appraisals and feedback of supervisors are discussed in one-on-one interviews between a supervisor and employee. In the case of senior executives, the interviews take place between each executive and the CEO. In the case of the CEO, the Governance, Nominating & Compensation Committee undertakes the review. Performance appraisals are an important part of employee and company development, and are useful in assessing objectives that were achieved during the year; reviewing objectives that were not achieved and reasons for same; assessing performance against a set of pre-established core competencies and identifying areas and mechanisms for improvement; setting objectives for the ensuing year; and identifying developmental activities pertinent to the individual.

Recommendations and Approvals

Corporate Objectives: Management reviews deliverables associated with corporate objectives and provides recommendations and support for levels of attainment of the Company's corporate objectives. The Board has the final review and approval of attainment of corporate objectives and awards provided based on such review and determination.

Departmental Objectives: Departmental managers are responsible for reviewing and determining the extent of attainment of their department's objectives. Departmental managers must then provide their recommendations (to their respective immediate superiors), along with support for such recommendations, as to the extent of attainment of the department objectives for allocation of incentive funds. The departmental awards are subject to the review of the consistency review committee (as further explained below).

Individual Objectives: Managers and employees meet periodically throughout the year, and at the end of the performance year, to review the employee's objectives and measure ongoing performance against such objectives. The manager provides a recommendation for award under the Program and such recommendation is provided to the Director of Human Resources. The Director of Human Resources compiles the recommendations for all employees and the recommendations go before a consistency review committee, comprised of a selection of senior management, to review the accuracy, fairness and appropriateness of recommended awards.

In the case of executive officers, review of performance against objectives and suggested incentive awards are reviewed, and if appropriate, approved by the Compensation Committee and then provided to the Board for further review and approval.

Target Incentive Levels

Annual Target Incentive levels are established as part of the Program, and reviewed annually. "Target Incentives" are defined as a percentage of base salary and vary by job category and level within such category. Target Incentives range from 10% to 80% of base salary. Weightings for the three components of the Program (corporate, departmental and individual) are determined by the "line of sight" or the influence each job category and level has on the overall achievement of the strategic goals of the Company; the higher the pay grade of the individual, the more heavily the corporate component of the Program is weighted, in comparison to departmental and individual objectives.

Long-Term Incentive

Stock Options

The Board may, from time to time, grant stock options to Employees under the Company's incentive stock option plan (the “Plan”). Grants are intended to encourage commitment to the Company's growth and the enhancement of shareholder value and to reward optionees for the Company's performance through appreciation in Share value. The grant of stock options, as a key component of the executive and employee compensation package, has thus far enabled the Company to attract and retain qualified industry people. The granting of options has also historically been used to recruit and retain experienced independent directors. The size of individual stock option awards is determined and approved by the Board. In the case of executive officers and directors of the Company, and when reviewing total compensation packages, the option award is typically first approved by the Compensation Committee and then by the Board.

The Board considers the following criteria in awarding options to an individual:

  performance;

  level of responsibility and authority;

  overall importance to the current welfare of the Company;

  the degree to which each employee's long-term potential and contribution will be key to the longer- term success of the Company; and

  the number and term of outstanding options already granted (and either held, exercised or expired) to an employee or executive.

The number of Shares which may be subject to option in favor of any one individual is limited under the terms of the Plan and cannot be increased beyond such specified limit without shareholder and stock exchange approval. The principal terms of the Company's Plan are described below.

Terms	Plan Specifics
Maximum term of options granted	5 years
Maximum number (%) of options eligible to be granted to any one Optionee in a 12 month period	5% of issued and outstanding of Company
Maximum number (%) of options eligible to be granted to any one consultant in a 12 month period	2% of issued and outstanding of Company
Maximum number (%) of options eligible to be granted to insiders in any one year period and at any time	10% of issued and outstanding of Company
Maximum aggregate number of options eligible to be granted to non-Executive directors	1% of issued and outstanding of Company
Assignability and Transferability of Options	Options are non-assignable and non-transferable

Stock Option Plan

The Company currently has an "evergreen" or "rolling" stock option plan. An evergreen plan allows the Company to issue options that upon exercise will be less than or equivalent to up to 10% of the issued and outstanding Shares of the Company. As a result, should the Company issue additional Shares in the future, the number of options to purchase Shares, issuable under the Plan, will increase accordingly. The Plan was originally adopted by shareholders in 2004 and most recently in 2011. In December 2010, due to amendments under Bill C-47 to the Income Tax Act (Canada) we amended the Plan to provide language surrounding tax withholdings of exercised options.

Recent Amendments to the Plan

At the special meeting of shareholders of the Company on April 3, 2012, shareholders approved certain amendments to the Plan (the “2012 Stock Option Plan Amendments”) to provide for limits on non-executive director participation under the Plan such that the aggregate number of Shares of the Company which may be reserved for issuance to the nonexecutive directors of the Company shall not exceed the lesser of: (a) a reserve of 1% of the number of Shares outstanding, together with other treasury-based equity compensation plans, if any, at any given point in time; and (b) an annual equity award value of Cnd$100,000 per non-executive director.

The 2012 Stock Option Plan Amendments also require the Company to obtain shareholder approval for changes to the Plan that:

  increase the number of Shares reserved for issuance under the Plan or Plan maximum;

  reduce the exercise price or cancel and reissue options or other entitlements of non-insider options;

  extend the term of options beyond the original expiry of non-insider options; or

  permit options granted under the Plan to be transferable or assignable other than for normal estate purposes; or amend the Plan's amendment provision.

The Plan allows employees who have been granted options to exchange (exercise) their options for Shares of the Company at the exercise price determined at the time of granting of the options. Options do not provide employees the right to vote the underlying Shares. Options are issued for a maximum term of five years from the date of grant, except for those extended due to a blackout as further described below under "Blackout Periods". Options issued to directors who subsequently resign their position are exercisable for 90 days after the date of resignation plus one month for each month the optionee has served as a director of the Company or until the normal expiry date.. Options generally vest as to ¼ of the total grant every six months and are fully vested on the second anniversary of the grant. The table below details the vesting provisions set forth in the Plan and generally applied to option grants.

Vesting Provisions of Stock Options under the Company's Plan

Period	Percentage of Options Vested
Six months post grant	25%
First anniversary of grant	50%
18 months post grant	75%
Second anniversary of grant	100%

General Plan Parameters

Non-Executive Director Limits

Pursuant to amendments to the Plan approved at the April 3, 2012, special meeting of the Company’s shareholders, non-executive directors as a group may not be granted options exercisable for more than 1% of Baja's issued and outstanding Shares. As at December 31, 2011, Baja had options outstanding to non-executive directors permitting them to acquire approximately 1.5% of Baja's issued and outstanding Shares. Currently, the non-executive directors on Baja’s board hold options exercisable for approximately 0.7% of Baja’s issued and outstanding Shares.

Eligibility

Options may be granted from time to time to directors, officers, employees and contractors ("Eligible Persons") of the Company. Once options are granted, an Eligible Person becomes an "Optionee".

Option Term

Options can be issued up to a maximum term of five years, unless extended as per the provisions noted in "Blackout Periods" below.

Grant Date and Exercise Price

Options are typically granted at the time of hire and/or at the time of the annual review of option positions. Option grants may be made at the annual review of option positions or made at other times throughout the year upon recommendation of the Compensation Committee (in the case of executive officers and directors) and/or the Board. There were no options granted to executive officers of the Company in 2012, with the exception of contractual option grants. All option grants, regardless of the recipient, require approval of the Board. The exercise price is typically set, for new hires, by calculating the five day volume-weighted average trading price of the Company's Shares on the TSX five days prior to the date of acceptance of a written employment or contractual offer; or in the case of intermittent option grants, the option price is set as the five day volume-weighted average trading price of the Company's Shares on the TSX prior to the date of grant. The Company is prohibited from setting, and does not set, prices at a discount to market price on the date of the option grant or backdate options. The

Company does not grant or allow the exercise of options during a Company-imposed trading blackout period.

The exercise price of outstanding options may be amended, however, any amendments to the exercise price of options requires the written approval of the TSX, and in the case of insiders of the Company, the approval of disinterested (those not affected by the amendment) shareholders.

Blackout Periods

A blackout period is a period in which no employees, officers, directors or insiders of the Company are permitted to buy or sell the Company's securities. During a blackout period, the exercise and granting of stock options is also prohibited. At the discretion of management, the Company can issue blackout periods from time to time or for scheduled events throughout the year, such as the release of interim and annual financial results. The blackout period parameters are detailed in the Company's Policy on Trading in Company Securities, posted on our website at www.bajaminig.com.

If an Optionee's options expire during a blackout, the Optionee has the right to hold and exercise the affected options up to and including ten business days past the end of the blackout period (this is not considered an extension of the option period). At the end of the tenth day, if the options have not been exercised, they will be considered expired. Optionees whose employment is terminated with cause during a blackout period are not eligible for any option term extension, without the consent of the Board.

Treatment of Options on Termination, Death and Retirement

Termination for Cause

If an Optionee ceases to be an Eligible Person as a result of having been dismissed from the Company for cause, all unexercised option rights of that Optionee under the Plan shall immediately terminate and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

Termination Other Than For Cause

Termination other than for cause includes events such as death, resignation, layoffs and retirement. Any Eligible Person other than a director whose employment is terminated other than for cause shall have 90 days in which to exercise any eligible options granted (and vested) to them under the Plan that have not expired. Upon the expiration of such 90 day period, all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan. If an Optionee performs Investor Relations activities for the Company and that person ceases to be employed in providing Investor Relation activities other than for cause, such person will have 30 days from termination of employment (or until the normal expiry date should that date fall before the 30 day period expires) to exercise his/her options. Upon expiration of the 30 day period, all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan. In the case of a director who is an Optionee and ceases to be an Eligible Person for any reason other than as a result of the Optionee's death, such Optionee shall have the right for a period of 90 days plus one month for each month the Optionee has served as a director of the Company (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be an Eligible Person to exercise the option under the Plan with respect to all Optioned Shares of such Optionee to the extent they were exercisable on the date of ceasing to be an Eligible Person.

Deceased Optionee

In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee's option with respect to all of the Optioned Shares of the deceased Optionee to the extent they were exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan.

Amendments to the Plan

The Board may from time to time amend or revise the terms of the Plan without further shareholder approval. Without limiting the generality of the foregoing, such amendments or revisions may include:

  the addition of a provision for the cashless exercise of options, or a stock appreciation rights feature;

  amendment of the blackout expiry provisions detailed in the Plan;

  amendment of vesting provisions of options granted pursuant to the Plan;

  minor changes of a "housekeeping" nature;

  a change to the termination provisions of options granted under the Plan which does not entail an extension beyond the original expiry date; and

  changes to the method of how the market value of the securities are determined.

Executives’ Compensation

Summary Compensation for the fiscal year ended December 31, 2012

Name &	Base	Annual	Stock	Stock	Other	Total	Termination
Position	Salary	Incentive	Options	Options	Compensation	Compensation	Date
	($)	($)	(#)	($)	($)	($)
C. Thomas Ogryzlo,[1] Interim Chief Executive Officer	305,278	nil	nil	nil	nil	305,278	n/a
Nigel Kirkwood,[2] Chief Financial Officer& Corporate Secretary	12,000	nil	nil	nil	20,485 [13]	32,485	n/a
David Dreisinger, Vice President Metallurgy	78,047	nil	nil	nil	nil	78,047	n/a
John Greenslade, [3] Former Chief Executive Officer	183,444	nil	nil	nil	864,870 [10]	1,048,314	2012-05-08
Adam Wright,[4] Former Chief Operating Officer	244,083	nil	nil	nil	292,676 [9]	536,759	2012-08-31
Rowland Wallenius, [5]	299,880	nil	nil	nil	430,258 [9,10]	730,138	2012-11-09

Former Chief Financial Officer
Charles Hennessey,[6] Former Vice President Operations	200,370	29,662	nil	nil	174,104 [9]	404,136	2012-11-09
Mike Shaw,[7] Former Vice President Construction & Engineering	89,379	nil	50,000	25,114[11]	159,243 [10]	248,622	2012-04-25
Kendra Low, Former Vice President Administration & Corporate Secretary	115,819	nil	nil	nil	120,072 [12]	235,891	2012-05-07
Tawn Albinson,[8] Former Managing Director Mexico	88,053	nil	nil	nil	nil	88,053	2012-12-15

Footnotes:

1.	Mr. Ogryzlo was appointed on May 11, 2012.
2.	Mr. Kirkwood commenced his employment with the Company on December 1, 2012, and was appointed Chief Financial Officer on December 27, 2012 and Corporate Secretary on March 5, 2013.
3.

Kendron Petroleum Management Corporation ("Kendron") is a private British Columbia company, owned by Mr. Greenslade and his wife. All monies paid to Kendron were utilized to pay its administrative costs and then either held as retained earnings or paid to Greenslade and/or his wife as salary or dividends.

4.	Mr. Wright was appointed on January 30, 2012.
5.	Transferred to MMB as part of the Transition Plan effective November 9, 2012.
6.

Mr. Hennessey was appointed on January 30, 2012. Following the loss of control of MMB on 2012-08-27, information regarding his compensation was no longer available to the Company. As a result the amounts presented in the table represent Mr. Hennessey’s compensation from January 30, 2012 until August 27, 2012.

7.

Mr. Shaw is a shareholder of Ravenswing, a private company, which, under agreement, received management fees for services performed for the Company. In addition, in January 2009, Mr. Shaw became a full time employee of Costeros

8.	Mr. Albinson was paid for administrative duties as Managing Director of MMB.
9.	Retention bonus.
10.	Termination payment as part of the employment contract.
11.	The dollar values disclosed are based on the grant date fair value of the award noted in the column titled "Stock Options (#)".
12.	Termination payment representing part of a negotiated settlement
13.	Mr. Kirkwood was engaged as a consultant to the Company prior to commencing his employment with the Company.

Options Granted in the fiscal year ended December 31, 2012

Name & Position	Options	Exercise Price	Purchase Price	Expiration Date
	Granted	($)	($)
(#)
C. Thomas Ogryzlo, Interim Chief Executive Officer	nil	nil	nil	nil
Nigel Kirkwood, Chief Financial Officer & Corporate Secretary	nil	nil	nil	nil
David Dreisinger, Vice President Metallurgy	nil	nil	nil	nil
John Greenslade, Former Chief Executive Officer	nil	nil	nil	nil
Adam Wright, Former Chief Operating Officer	nil	nil	nil	nil
Rowland Wallenius, Former Chief Financial Officer	nil	nil	nil	nil
Charles Hennessey, Former Vice President Operations	nil	nil	nil	nil
Mike Shaw, Former Vice President Construction & Engineering	50,000	$0.92	nil	2017-01-27
Kendra Low, Former Vice President Administration & Corporate Secretary	nil	nil	nil	nil
Tawn Albinson, Former Managing Director Mexico	nil	nil	nil	nil

Directors Compensation

Summary Compensation for the fiscal year ended December 31, 2012

Name &	Fees	Stock	Stock	Other	Total	Termination
Position	Earned	Options	Options	Compensation	Compensation	Date
	($)	(#)	($)	($)	($)

John Greenslade [1]	nil	nil	nil	nil	nil	2012-05-08
C. Thomas Ogryzlo [2] Interim Chairman	28,066	nil	nil	nil	28,066	na
Wolf Seidler [3]	111,899	nil	nil	nil	111,899	na
Ross Glanville[4]	31,029	nil	nil	10,000 [9]	41,029	na
Peter Clausi [5]	24,993	nil	nil	nil	24,993	na
Graham Thody	31,518	nil	nil	nil	31,518	2012-04-21
Francois Marland	70,711	Nil	nil	nil	70,711	2012-08-10
Giles Baynham	66,465	nil	nil	nil	66,465	2012-06-21
Gerald Prosalendis	21,459	nil	nil	nil	21,459	2012-04-13
Stephen Lehner [6]	nil	nil	nil	nil	nil	2012-07-31
Ken Murphy [7]	nil	nil	nil	nil	nil	2012-07-31
Lorie Waisberg [8]	76,455	nil	nil	nil	76,455	2012-08-10

Footnotes:

1.	Mr. Greenslade was an executive officer of Baja and therefore not an independent director. As such, he did not receive cash compensation as a director.
2.

Mr. Ogryzlo resigned from the Board on April 21, 2012 and he was then re-appointed on May 07, 2012. Mr. Ogryzlo was appointed Interim CEO of the Company on May 11, 2012; as a result, from this date he was an executive officer of Baja and therefore not an independent director. As such, he did not receive cash compensation as a director following May 11, 2012.

3.	Mr. Seidler resigned on April 21, 2012 and he was then re-appointed on May 07, 2012.
4.	Mr. Glanville was appointed on August 7, 2012.
5.	Mr. Clausi was appointed on August 7, 2012.
6.

Mr. Lehner was appointed on May 7, 2012. Mr. Lehner was a Managing Director of Mount Kellett Capital Management LP, the largest shareholder of Baja, and therefore not an independent director. As such, he did not receive cash compensation as a director.

7.

Mr. Murphy was appointed on May 23, 2012. Mr. Murphy was the Head of Asset Management at Mount Kellett Capital Management LP, the largest shareholder of Baja, and therefore not an independent director. As such, he did not receive cash compensation as a director.

8.	Mr. Waisberg was appointed Chairman of the Board on May 07, 2012.
9.	Mr. Glanville’s compensation for the period August to December 2012 with respect to his role as Baja’s appointee to MMB’s Board.

Options Granted in the fiscal year December 31, 2012

Name & Position	Options Granted	Exercise Price	Purchase Price	Expiration Date
	(#)	($)	($)
C. Thomas Ogryzlo Interim Chairman	nil	nil	nil	nil
Wolf Seidler	nil	nil	nil	nil
Ross Glanville	nil	nil	nil	nil
Peter Clausi	nil	nil	nil	nil
Graham Thody	nil	nil	nil	nil
Francois Marland	nil	nil	nil	nil
Giles Baynham	nil	nil	nil	nil
Gerald Prosalendis	nil	nil	nil	nil
Stephen Lehner	nil	nil	nil	nil
Ken Murphy	nil	nil	nil	nil
Lorie Waisberg	nil	nil	nil	nil

Pension Plan Benefits

The Company does not maintain a Pension Plan for its employees, officers or directors.

C. Board practices

As at December 31, 2012, the board of directors of the Company (the “Board”) is comprised of one related (non-independent) and three unrelated (independent) directors. Neither the Company nor its subsidiary companies, have contracts with its directors, in their capacity as directors, providing for benefits upon termination of employment. The dates such directors have served the Company are set forth in Item 6.A: Directors and Senior Management.

The role of the directors is to oversee the conduct of the Company’s business and to supervise management, which is responsible to the directors for the day-to-day conduct of business. However, given the size of the Company, transactions of moderate value are of relative importance to the Company and are addressed by the directors. The directors’ duties and responsibilities are set forth in the Board Mandate approved by the Board of Directors on December 19, 2012.

The Board has established two standing committees: the Audit Committee, and the Governance, Nominating & Compensation Committee.

The Audit Committee

The Audit Committee has three members, Ross Glanville (Chair), Wolf Seidler, and Peter M. Clausi.

The Audit Committee shall consist of at least three directors, all of whom shall satisfy the applicable independence and experience requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and the applicable securities regulatory authorities. The Committee must be appointed annually by the Board immediately following the annual general meeting of the Company. The purpose of the Audit Committee is to act as the representative of the Board of

Directors in carrying out its oversight responsibilities relating to:

  the audit process;

  the integrity of the financial statements, management’s discussion and analysis (MD&A) and other related disclosure;

  the financial accounting and reporting process to shareholders and regulatory bodies; and

  the adequacy and effectiveness of the system of internal controls.

Purpose

The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors (the “Board”) in carrying out its oversight responsibilities relating to:

  the audit process;

  the financial accounting and reporting process to shareholders and regulatory bodies; and

  the system of internal financial controls.

Composition

The Committee shall consist of at least three Directors, all of whom shall satisfy the applicable independence and experience requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and the applicable securities regulatory authorities. The Committee must be appointed annually by the Board immediately following the Annual General Meeting (“AGM”) of the Company. The members of the Committee may appoint a Chair by majority vote of the full membership of the Committee. The Committee Chair must be appointed annually following the AGM of the Company. There is no limit to the number of terms, consecutive or otherwise, a Chair may serve. Each member of the Committee shall be financially literate, meaning that he or she has the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with International Financial Reporting Standards. One member of the Committee must have accounting and financial expertise, meaning that he or she possesses financial or accounting credentials or has experience in finance or accounting.

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

Meetings and Reporting

The Committee is required to meet a minimum of four times annually, and as many additional times as necessary to carry out its duties effectively. The Committee may, on occasion, hold a meeting by conference call. The Committee may invite such officers, directors, and employees of the Company as it may see fit from time to time, to attend meetings of the Committee and assist thereat in the discussion and consideration of any matter.

The Committee is required to meet in camera at each Committee meeting without the presence of management. The Committee is required to meet in camera with the external auditor at each quarterly and annual meeting without the presence of management.

A quorum for the transaction of business at any meeting of the Committee shall be the presence in person or by telephone or other communication equipment, of a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour and place on the next business day following the date of such meeting. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour and place on the second business day following the date of such meeting. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present in person or by telephone. If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as there is a quorum of the remaining members.

All decisions of the Committee will require the vote of a majority of its members present at a meeting at which a quorum is present. Actions of the Committee may be taken by an instrument or instruments in writing signed by all members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. Such instruments in writing may be signed in counterparts and by facsimile, each of which shall be deemed to be an original, and all originals together shall be deemed to be one and the same instrument.

The Committee is required to produce draft minutes for each of its meetings within 15 business days following each meeting. Minutes (with appropriate amendments, as agreed to by those in attendance) must be adopted and approved by resolution at the subsequent scheduled Committee meeting. TheCommittee may appoint a non-Committee member as Recording Secretary at Committee meetings. Any resolutions passed during in camera sessions must be recorded. The Chair and the Recording Secretary are responsible for signing off Committee meeting minutes.

Duties

The Committee’s duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls and financial reporting processes, and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The external auditor is also responsible for testing and reporting on the Company’s internal control procedures and processes.

The Committee should review and evaluate this charter and put forth any amendments or revisions to the Governance, Nominating & Compensation Committee (“GNC Committee”) regarding this charter on an annual basis. In order to honor the spirit and intent of applicable law as it evolves, the Corporate Secretary will recommend amendments to this charter, as necessary, to the Committee, and those amendments, along with any additional changes, where appropriate and necessary, will be recommended by the Committee to the GNC Committee and through the GNC Committee to the Board for final approval and adoption.

To fulfill its responsibilities and duties, the Committee shall:

Management Oversight
o	Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives.
o	Review and evaluate the Company’s internal controls, as established by Management.
o	Review and evaluate the status and adequacy of internal information systems and security.
o	Meet with the external auditor at least once a year in the absence of Management.
o	Request the external auditor’s assessment of the Company’s financial and accounting personnel.

o	Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates.
o	Review and evaluate the Company’s banking arrangements.
External Auditor Oversight
o	Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks.
o	Review the scope and approach of the annual audit.
o	Inform the external auditor of the Committee’s expectations.
o	Recommend the appointment of the external auditor to the Board.
o	Meet with Management at least once a year in the absence of the external auditor.
o	Review the independence of the external auditor on an annual basis.
o	Review with the external auditor both the acceptability and the quality of the Company’ accounting principles.
o	Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.
o	Review and if found acceptable recommend to the Board acceptance of the annual work plan and associated fees.
Financial Statement Oversight
o	Review the quarterly reports with both Management and the external auditor.
o	Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management.
o	Review and discuss with management the annual audited financial statements.
o	Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.
Related Party Transactions
o	Review for approval all related party transactions.
Other
o	With the input of the GNC Committee, review and at the Committee’s discretion, approve and recommend the Company’s Code of Business Conduct and Ethics to the Board.
o	With the input of the GNC Committee, review and at the Committee’s discretion, approve and recommend the Company’s Whistleblower Policy to the Board.

Governance, Nominating & Compensation Committee

The members of the Governance, Nominating & Compensation Committee are as follows: Wolf Seidler (Chair), Ross Glanville, and Peter Clausi.

All of the members of the Governance, Nominating & Compensation Committee are independent directors.

The Governance, Nominating & Compensation Committee has the authority to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties and to conduct or authorize investigations into any matters within the scope of its responsibilities. The Committee may create one or more subcommittees and may delegate, in whole or in part, its duties and responsibilities to such subcommittees or to individual members of the Committee.

Purpose

The purpose of the Governance, Nominating & Compensation Committee (the “GNC Committee”) is to act as the representative of the Board of Directors (the “Board”) in carrying out its oversight responsibilities relating to:

  developing and recommending to the Board, a set of corporate governance polices and principles applicable to the Company in accordance with regulatory body rules and regulations.

  ensuring, with the assistance of senior management, and the Corporate Secretary in particular, that corporate governance policies are fully observed and any infringements are reported to the Board.

  reviewing on an annual basis the performance and effectiveness of the Board, the Board Committees and all Committee Chairs.

  identifying the needs of the Company and Board with respect to the experiences, qualities and characteristics of potential Board members.

  identifying qualified individuals, in line with the needs of the Company and the Board, to become members of the Board.

  providing input into the annual board evaluation survey (process and structure of the document to be used) with respect to individual director effectiveness and performance which is administered by the GNC Committee, with the guidance and assistance of the Corporate Secretary, and receiving feedback on same from the Chair of the GNC Committee.

  proposing the composition of the various Board committees immediately before each annual general meeting of shareholders of the Company (“AGM”), on the assumption that all the proposed directors are elected. The proposed composition of the committees would then be approved by the Board immediately following the AGM. In the event not all proposed directors are elected, the Board would modify the composition of the committees as deemed appropriate.

  the compensation of the directors and officers of the Company.

Composition

Except in unusual and temporary circumstances the GNC Committee shall consist of at least three directors, all of whom shall satisfy the applicable independence and experience requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and the applicable securities regulatory authorities. Each member will have, to the satisfaction of the Board, sufficient skills and experience which are relevant and will contribute to the carrying out of the mandate of the GNC Committee. The members of the GNC Committee shall serve at the pleasure of the Board for a one year term. There is no limit to the number of terms, consecutive or otherwise, GNC Committee members may serve.

The GNC Committee must be appointed annually by the Board immediately following each Annual General Meeting (“AGM”) of the Company, and its members shall hold office until the next AGM, or until such time as they are removed by the shareholders of the Company or removed with or without cause by the Board on its own initiative or the recommendation of the GNC Committee. Any GNC Committee member who ceases to be a director of the Company will automatically cease to hold a position on the GNC Committee and must be replaced by another Board member as soon as reasonably possible.

The members of the GNC Committee shall appoint a GNC Committee Chair (the “Chair”) by majority vote of the full membership of the GNC Committee. The GNC Committee Chair must be appointed annually following the AGM of the Company. There is no limit to the number of terms, consecutive or otherwise, a Chair may serve.

The GNC Committee shall review and evaluate this charter on an annual basis, as a minimum, and recommend any amendments regarding this charter to the Board on at least an annual basis.

Authority

The GNC Committee has the authority to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties and to conduct or authorize investigations into any matters within the scope of its responsibilities. The GNC Committee may create one or more subcommittees and may delegate, in whole or in part, its duties and responsibilities to such subcommittees or to individual members of the GNC Committee.

Meetings And Reporting

The GNC Committee is required to meet at least twice annually or more frequently as circumstances require. The GNC Committee may ask any director, member of management of the Company, outside counsel of the Company or others to attend a meeting of the GNC Committee or to meet with members of, or advisors to, the GNC Committee and to provide pertinent information as necessary. The GNC Committee may retain the services of outside specialists to the extent required.

Meetings of the GNC Committee shall be held from time to time and at such place as the GNC Committee or the Chair shall determine upon not less than 48 hours notice to each of the members, provided that notice of a meeting shall not be required if all members are present either in person or by telephone conference or if those members who are absent have waived notice or otherwise signified their consent to the holding of the meeting. A notice of a meeting of the GNC Committee may be given verbally, in writing or by telephone, facsimile, e-mail or other means of communication, and need not specify the purpose of the meeting.

Any member of the GNC Committee shall be entitled to request that the Chair call a meeting, which shall be held within 72 hours of receipt of such request.

A quorum for the transaction of business at any meeting of the GNC Committee shall be the presence in person or by telephone or other communication equipment, of a majority of the number of members of the GNC Committee or such greater number as the GNC Committee shall by resolution determine. If within one hour of the time appointed for a meeting of the GNC Committee, a quorum is not present, the meeting shall stand adjourned to the same hour and place on the next business day following the date of such meeting. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour and place on the second business day following the date of such meeting. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present in person or by telephone. If and whenever a vacancy shall exist, the remaining members of the GNC Committee may exercise all of its powers and responsibilities so long as there is a quorum of the remaining members. In the event of a vacancy on a three member GNC Committee, the remaining two members will constitute a quorum. The Board shall make every effort to appoint a replacement member as soon as possible but by the following regularly scheduled Board meeting at the latest.

All decisions of the GNC Committee will require the vote of a majority of its members present at a meeting at which a quorum is present. Actions of the GNC Committee may be taken by an instrument or instruments in writing signed by all members of the GNC Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the GNC Committee called for such purpose. Such instruments in writing may be signed in counterparts and by facsimile, each of which shall be deemed to be an original, and all originals together shall be deemed to be one and the same instrument.

The GNC Committee is required to produce draft minutes for each of its meetings within 30 business days following each meeting, and before remuneration for attendance at such meeting will be provided to any GNC Committee members. Minutes (with appropriate amendments, as agreed to by those in attendance) must be presented for approval by resolution at the subsequent scheduled GNC Committee meeting. The GNC Committee may appoint a non-Committee member as Recording Secretary at GNC Committee meetings. Any resolutions passed during in camera sessions must be recorded, along with any relevant supporting information. The Chair and Recording Secretary are responsible for signing off GNC Committee meeting minutes, once approved by the GNC Committee.

Duties

The GNC Committee’s general duty regarding corporate governance is to support the oversight role of the Board with respect to the drafting, reviewing, and compliance monitoring of the Company’s corporate governance policies; the fostering of an ethical and transparent board and corporate culture; and the enhancement of the oversight function of the Board as a whole, while contributing to the effective governance and successful functioning of the Company. Further details of duties that relate specifically to governance, nominating and compensation are set out in Appendices A, B and C.

In order to honour the spirit and intent of applicable law as it evolves, the Corporate Secretary will recommend amendments to this charter, as necessary, to the GNC Committee, and those amendments, along with any additional changes, where appropriate and necessary, will be recommended by the GNC Committee to the Board for final approval and adoption.

The GNC Committee should review and evaluate this charter and put forth any amendments or revisions to the Board regarding this charter on an annual basis.

Compensation Of Independent Directors

Whereas the GNC Committee will be largely made up of independent directors who will be unable to vote on their own compensation, a table of current compensation for all independent directors has been established and recommended by outside advisors and approved by the Board, and will be reviewed annually, or earlier if appropriate.

Effective July 1, 2012

Compensation

Independent Director Fees

Annual Retainer	$ 36,000

Meeting Fee	$ 1,500/meeting

Independent Board Chair

Annual Retainer	to be determined (1)

Additional Committee Fees

Audit Committee Chair	$ 15,000 annually

Other Committee Chair	$ 10,000 annually

Subsequent to year end, the above compensation schedule was updated and approved by the GNC Committee on April 01, 2013.

Effective April 1, 2013

Compensation

Independent Director Fees

Annual Retainer	$ 30,000

Meeting Fee	$ 1,000/meeting

Independent Board Chair

Annual Retainer	to be determined (1)

Additional Committee Fees

Audit Committee Chair	$ 10,000 annually

Other Committee Chair	$ 7,500 annually

(1)	No compensation has been set for the Independent Board Chair. The Board Chair position is currently held by Mr. Ogryzlo, the Interim CEO of the Company, who is not independent and did not receive cash compensation in this role.

Meeting fees are applicable to members of the various committees for committee meetings and for members of the board for board meetings. Board members who attend committee meetings, but are not part of the committee, will not receive meeting fees for attendance at such meeting.

Independence of directors is reviewed by the GNC Committee using guidelines set forth by the GNC Committee, and is proclaimed by the Board of Directors in the Company’s information circular annually. Changes in director independence status will be noted in minutes of the Board of Directors from time to time as required.

D. Employees as at December 31, 2012, 2011 and 2010

Company	2012		2011		2010
	Full Time	Part	Full Time	Part	Full Time	Part
		Time		Time		Time
Vancouver, BC, Canada	11	1	35	0	19	1
Santa Rosalia, Baja California Sur, Mexico	511	Nil	493	Nil	101	Nil
Luxembourg	1	Nil	1	Nil	1	Nil

E. Share ownership

Directors and Officers: Summary of Shares and Options Outstanding as of December 31, 2012

Name & Position	Shares	Title of Class	Exercise Price	Expiration Date
	(#)	Underlying	(C$)
		options
C. Thomas Ogryzlo, Interim Chief Executive Officer & Chairman	100,000	150,000	$0.40	2013-05-16
		75,000	$0.40	2013-07-10
		150,000	$0.57	2014-05-15
		750,000	$1.17	2015-11-25
Nigel Kirkwood,	Nil	Nil	Nil	Nil

Chief Financial Officer& Corporate Secretary
David Dreisinger, Vice President Metallurgy	450,000	150,000	$0.40	2013-07-10
		100,000	$0.57	2014-05-12
		750,000	$1.17	2015-11-25
John Greenslade[1], Former Chief Executive Officer	870,000	400,000	$0.40	2013-05-16
		550,000	$0.57	2014-05-15
		2,000,000	$1.17	2015-11-25
		500,000	$1.05	2016-06-21
Adam Wright[2], Former Chief Operating Officer	Nil	Nil	Nil	Nil
Rowland Wallenius[3], Former Chief Financial Officer	300,000	200,000	$0.40	2013-02-07
		125,000	$0.40	2013-02-07
		100,000	$0.57	2013-02-07
		750,000	$1.17	2013-02-07
Charles Hennessey[4], Former Vice President Operations	Nil	Nil	Nil	Nil
Mike Shaw[5], Former Vice President Construction & Engineering	Nil	Nil	Nil	Nil
Kendra Low[6], Former Vice President Administration & Corporate Secretary	Nil	250,000	$0.40	2013-03-21
		100,000	$0.40	2013-03-21
		100,000	$0.57	2013-03-21
		750,000	$1.17	2013-03-21
Tawn Albinson[7], Former Managing Director Mexico	350,000	100,000	$0.57	2013-03-15
		750,000	$1.17	2013-03-15

Wolf Seidler Director	60,000	750,000	$1.06	2016-02-06
Ross Glanville Director	20,000	750,000	$1.17	2015-11-25
Peter Clausi Director	Nil	Nil	Nil	Nil
Graham Thody[8], Former Director	Nil	150,000	$0.57	2014-05-15
		750,000	$1.17	2015-11-25
Francois Marland[9], Former Director	57,000	750,000	$1.13	2014-02-25
Giles Baynham[10], Former Director	210,500	750,000	$1.13	2013-10-21
Gerald Prosalendis[11], Former Director	150,000	100,000	$0.40	2014-05-05
		750,000	$1.13	2013-09-13
Stephen Lehner[12], Former Director	Nil	Nil	Nil	Nil
Ken Murphy[13], Former Director	Nil	Nil	Nil	Nil
Lorie Waisberg[14], Former Director	Nil	Nil	Nil	Nil

Footnotes:

1.	Mr. Greenslade resigned on May 8, 2012. As result he no longer had to disclose his ownership in the Company.
2.	Mr. Wright resigned on August 31, 2012. As result he no longer had to disclose his ownership in the Company.
3.

Mr. Wallenius was transferred to MMB as part of the Transition Plan effective November 9, 2012. As result he no longer had to disclose his ownership in the Company. As of the date of this Annual Report on Form 20-F all of his outstanding options have been cancelled.

4.	Mr. Hennessey resigned on November 9, 2012. As result he no longer had to disclose his ownership in the Company.
5.	Mr. Shaw resigned on April 25, 2012. As result he no longer had to disclose his ownership in the Company.
6.

Mrs. Low resigned on May 7, 2012. As result she no longer had to disclose his ownership in the Company. As of the date of this Annual Report on Form 20-F all of her outstanding options have been cancelled.

7.

Mr. Albinson resigned on December 15, 2012. As result he no longer had to disclose his ownership in the Company. As of the date of this Annual Report on Form 20-F all of his outstanding options have been cancelled.

8.	Mr. Thody resigned on April 21, 2012. As result he no longer had to disclose his ownership in the Company.
9.	Mr. Marland resigned on August 10, 2012. As result he no longer had to disclose his ownership in the Company.
10.	Mr. Baynham was not re-appointed at the 2012 Annual General and Special Meeting on June 21, 2012. As result he no longer had to disclose his ownership in the Company.
11.	Mr. Prosalendis resigned on April 13, 2012. As result he no longer had to disclose his ownership in the Company.

12.	Mr. Lehner resigned on July 31, 2012. As result he no longer had to disclose his ownership in the Company.
13.	Mr. Murphy resigned on July 31, 2012. As result he no longer had to disclose his ownership in the Company.
14.	Mt. Waisberg resigned on August 10, 2012. As result he no longer had to disclose his ownership in the Company.

As a result of a series of events during 2012, including the shareholder activism, the preparation of the definitive forecast of the cost to complete the Project, the Cost Overrun, the Event of Default, the financing uncertainty and the preparation of the SRK Report, the Company has remained under a blackout for all of 2012 through to the date of this Annual Report on Form 20-F with the exception of the periods January 1, 2012 to March 8, 2012 and April 6, 2012 to April 9, 2012 and April 26, 2012 to May 5, 2012. All employees, officers and directors of the Company have been restricted from acquiring and selling securities of the Company and the Company has been unable to grant any options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of the knowledge of the directors and senior officers of the Company, the following are the only shareholders of the Company that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to the Company's Common Shares as at December 31, 2012:

Name of Shareholder	No. of Shares	% of Issued Shares
MOUNT KELLETT MASTER FUND II A.L.P.	67,421,117	19.82%

To the best of the Company’s knowledge Mount Kellett Master Fund II A.L.P acquired 19.82% in the past three years.

The Company’s major shareholders do not have different voting rights from other shareholders.

To the best of the Company’s knowledge, there are no arrangements which may result in a change in control of the Company.

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Shares held in the United States

On April 26, 2013, there were 19 holders of record resident in the United States holding common shares equal to approximately 3.71% of our total issued and outstanding common shares.

B. Related party transactions

Compensation of key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, other senior members of the management team, and the board of directors.

The compensation paid or payable to key management, or to companies in common with key management personnel, for services provided is shown below.

	Year ended December 31,
	2012	2011	2010
	$ 000	$ 000	$ 000
Salaries, director fees, management fees, and short-term employee benefits	1,802	4,514	3,913
Termination benefits	1,394	-	-
Stock-based compensation	373	4,577	647
	3,569	9,091	4,560

The termination benefits above were paid to the former President and Chief Executive Officer, former Chief Financial Officer, former VP Engineering and Construction, and former VP Administration and Corporate Secretary.

Transactions with MMB

Under a management services agreement, the Company provided certain administrative, technical and other support services to MMB. In November 2012, MMB provided the required 90 days’ notice to terminate this management service agreement.

Prior to the loss of control of MMB in August 2012, any intercompany transactions with MMB were eliminated upon consolidation.

Subsequent to the loss of control of MMB, the Company has recognized $1.1 million in recoveries in the consolidated statements of operations as an offset against general and administrative expenses.

At December 31, 2012, $1.7 million is included in other receivables.

Other related parties

The Company also recognized $0.1 million (2011- $0.2 million) of general and administrative expense recoveries from Catalyst Copper Corp., a company with directors and officers in common (John Greenslade and Terry Hodson).

During 2012, prior to the loss of control of MMB, MMB received loans of $97.5 million (2011 - $163.9 million) from the Consortium and/or KORES, inclusive of the $90.0 million Phase I Funding.

The above transactions occurred at commercial terms.

C. Interests of experts and counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

The financial statements required to be filed as a part of this Annual Report are filed under Item 18 and incorporated herein by reference.

Dividend Policy

The Company has never declared or paid dividends on its common shares. The Company currently expects to retain earnings, if any, to finance growth and development of its business, and does not expect to pay cash dividends on the common shares in the near future. Under the terms of the senior debt facility agreements, payment of dividends on the common shares of the Company is restricted until the economic completion of the Boleo Project. However, thereafter the declaration of dividends will be within the discretion of the Company’s board of directors and will depend upon the board’s assessment of the Company’s earnings, capital requirements, operating and financial conditions and other relevant factors, including the commencement of profitable operations at the Boleo Project and the prospect for interest income or other distributions of earnings from the Project.

Legal Proceedings

Following the emergence of the Boleo Project forecast cost overruns, various legal actions were launched against the Company.

Louis Dreyfus

In April 2012, Louis Dreyfus filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. As part of the arbitration, Louis Dreyfus is claiming an unspecified amount of damages against the Company. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia, seeking an independent investigation of the forecasted cost overruns to the Boleo Project and the Company's disclosure thereof, as well as the removal of officers and directors which it says share responsibility for the Company’s alleged failure to make timely disclosure of the forecasted cost overruns. The Company applied to stay the Supreme Court proceedings and on August 13, 2012, a stay was granted. The stay of the Supreme Court proceedings will remain in place while the arbitration tribunal in the Arbitration decides whether it has jurisdiction to consider the claims raised in the litigation and, if it accepts jurisdiction, while it hears such matters. Following the stay being granted, Louis Dreyfus amended its claim in the Arbitration to include the relief it sought in the Supreme Court and in addition, sought an order that the Company pay an unspecified amount of damages to Louis Dreyfus for unlawful oppression of Louis Dreyfus contrary to section 227 of the British Columbia Business Corporations Act. Louis Dreyfus also seeks an order that the Company pay all costs and expenses, including legal costs and arbitral expenses, incurred by Louis Dreyfus in connection with preparation and conduct of the arbitration. The arbitration hearing is scheduled for November 4-8 and 11-13, 2013.

Shareholder Suit

In July 2012, a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. Among other reliefs, the petitioner seeks:

  a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012;

  special damages in the amount of Cdn$250 million;

  punitive damages in the amount of Cdn$10 million; and

  interest and costs.

The class has not yet been and may never be certified

The Company intends to defend itself, and has engaged various legal counsels to advise and assist the Company in its defense against these and any other legal proceedings that may arise.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

B. Significant Changes

There have been no significant changes since December 31, 2012 that are not disclosed herein.

ITEM 9. THE OFFER AND LISTING.

A. Offer and listing details

The Company’s common shares are listed on the TSX and have traded on the TSX since July 19, 2004. They have traded on the OTC Bulletin Board (“OTCBB”) until September 11, 2009, the OTCQX from September 11, 2009 to December 12, 2012 and have traded on the OTCQB since December 13, 2012 under the symbol BAJFF.

The following table lists the volume of trading and high and low sales prices on the TSX, for the Company’s common shares for the last five fiscal years, each quarterly period during the last two fiscal years and each month from October 2012 through March 2013.

Toronto Stock Exchange Trading Activity

	Volume	Sales Price
Year Ended		High	Low
December 31, 2012	309,661,909	Cdn$1.100	Cdn$0.040
December 31, 2011	212,033,968	Cdn$1.290	Cdn$0.630
December 31, 2010	211,866,466	Cdn$1.390	Cdn$0.540
December 31, 2009	51,760,275	Cdn$0.97	Cdn$0.175
December 31, 2008	59,528,264	Cdn$1.870	Cdn$0.145

	Volume	Sales Price
Quarter Ended		High	Low
March 31, 2013	54,026,956	Cdn$0.125	Cdn$0.045
December 31, 2012	78,500,467	Cdn$0.165	Cdn$0.075
September 30, 2012	114,012,765	Cdn$0.200	Cdn$0.040
June 30, 2012	90,510,881	Cdn$1.040	Cdn$0.150
March 31, 2012	26,637,796	Cdn$1.100	Cdn$0.840

December 31, 2011	29,198,218	Cdn$1.000	Cdn$0.630
September 30, 2011	40,823,974	Cdn$1.280	Cdn$0.780
June 30, 2011	78,487,143	Cdn$1.290	Cdn$1.000
March 31, 2011	68,524,633	Cdn$1.170	Cdn$0.970

	Volume	Sales Price
Month Ended		High	Low
March 31, 2013	12,748,998	Cdn$0.070	Cdn$0.045
February 28, 2013	16,428,703	Cdn$0.095	Cdn$0.055
January 31, 2013	24,849,255	Cdn$0.125	Cdn$0.080
December 31, 2012	12,422,341	Cdn$0.130	Cdn$0.100
November 30, 2012	37,297,738	Cdn$0.165	Cdn$0.100
October 31, 2012	28,780,388	Cdn$0.130	Cdn$0.075

OTCQB, OTCQX and Over-the-Counter Bulletin Board Stock Trading Activity

The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company in the United States for the periods indicated:

	Volume	Sales Price
Year Ended		High	Low
December 31, 2012	52,163,201	$1.110	$0.035
December 31, 2011	26,494,760	$1.370	$0.590
December 31, 2010	20,401,224	$1.400	$0.544
December 31, 2009	7,471,934	$0.908	$0.149
December 31, 2008	14,243,157	$1.923	$0.110

	Volume	Sales Price
Quarter Ended		High	Low
March 31, 2013	6,178,717	$0.132	$0.042
December 31, 2012	9,588,984	$0.160	$0.075
September 30, 2012	14,800,918	$0.202	$0.035
June 30, 2012	16,395,305	$1.070	$0.146
March 31, 2012	5,199,277	$1.110	$0.805

December 31, 2011	4,254,669	$1.000	$0.590
September 30, 2011	5,423,366	$1.355	$0.788
June 30, 2011	7,228,100	$1.370	$1.036
March 31, 2011	9,588,625	$1.200	$0.960

	Volume	Sales Price
Month Ended		High	Low
March 31, 2013	3,623,147	$0.070	$0.042
February 28, 2013	1,438,171	$0.101	$0.051
January 31, 2013	1,117,399	$0.132	$0.080
December 31, 2012	3,093,625	$0.135	$0.095
November 30, 2012	3,002,962	$0.160	$0.099
October 31, 2012	3,492,397	$0.126	$0.075

B. Plan of distribution

Not Applicable.

C. Markets

Our common shares, no par value, are traded on the TSX under the symbol “BAJ” and quoted on the OTCQB under symbol "BAJFF". Our common shares had been quoted on the OTCQX from September 11, 2009 until December 12, 2012.

D. Selling shareholders

Not Applicable

E. Dilution

Not Applicable.

F. Expenses of the issue

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

  The Company has only one class of common shares, without any special rights or restrictions. The dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of directors. A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory limitation period. Each common share is entitled to one vote on the election of each director.
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

  Under the Act, the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 75% of the votes cast at a general meeting of the Company.

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

C. Material contracts

  Sale and purchase agreement with Korea Resources Corporation for a 30% interest in MMB. In May 2008, the Company completed an agreement (dated April 17, 2008) with a Consortium in order to access a portion of the funding requirements for the Boleo Project, in exchange for cash proceeds of Cdn$91,537,581 (received July 9, 2008), as well as other contingent consideration and agreed upon terms disclosed below. The Company transferred a 30% interest in the Boleo Project to the Korean Consortium in the form of a 30% interest in the Company’s subsidiary MMB. Under the terms of the agreement, the Company intends to use the majority of these proceeds to fund the Boleo Project.

Additional consideration may be paid to the Company of approximately US$13 million upon a positive decision related to the production of manganese. Alternatively, US$10 million is refundable to the Korean Consortium should a decision be made not to produce manganese. This decision must be made by the Company on the later of final economic completion of the Boleo Project or May 30, 2011.

Under the terms of the agreement of sale and project financing, the Korean Consortium is committed to provide or procure for the Boleo Project:

o

US$50 million in shareholders loans on commercial terms subject to completion of the required project debt financing, as defined in the agreement. The interest on such loan shall accrue and be capitalized and added to the principal outstanding until the final economic completion date of the project, as defined. Such funding to be provided once the Company has met all but the final US$50 million of required shareholder contributions to the project pursuant to the financing plans and budgets contemplated in the shareholder agreement;

o	Completion guarantees in respect of any senior debt financing on commercial terms;
o	30% of the remaining construction costs by way of shareholder loans in 2008 and either equity or shareholder loans thereafter as determined on each cash call; and
o	an offtake agreement for 30% of the Boleo Project production on commercial terms (discussed below).

Shareholders Agreement with the Korean Boleo Corporation, S.A. de C.V. - This agreement was signed on May 30, 2008, between the Company, Invebaja, MMB, KORES, LS Nikko Copper Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd., and Iljin Materials Ltd. The agreement details such items as composition of the Board of Directors of MMB, quorum and voting at meetings, committee appointments and creation, management, Boleo Project financing and other pertinent business information. Consideration is 70% of the outstanding shares of MMB to Invebaja, a wholly owned subsidiary of Baja Mining Corp and 30% of the outstanding shares of MMB to the Korean Boleo Corporation, made up of KORES, LS Nikko, Hyundai Hysco, SK Networks and Iljin.

Baja Funding Loan - The Baja Funding Loan is an agreement between MMB and Korean Boleo Corporation to fund $50 million to cover a portion of Baja’s equity contributions to MMB in relation to the Boleo Project.

Off-Take Agreement for Copper Cathode between MMB and the Korean Boleo Corporation, S.A de C. V. - This agreement provides the Korean Boleo Corporation with 30% of the annual production from Boleo on commercial terms. Further terms of this agreement are confidential and have been granted confidential treatment by the SEC.

Project Facilities Common Terms Agreement signed between the Company and its subsidiaries, MMB, US EXIM, EDC, KDB, the Commercial Lenders and Deutsche Bank Trust Company Americas for US$858 million of financing facilities for the construction and development of the Boleo Project.

The financing facilities comprise US$823 million of project financing facilities and a US$35 million equity cost overrun support facility.

The amounts to be provided by each lender under the Facilities are detailed in the table below.

PROJECT FINANCING (US$ m)
EXIM Bank	419
EDC	150
KDB	90
Commercial Lenders	100
Total	759
SUBORDINATED DEBT (US$ m)
KDB	64
TOTAL DEBT FACILITIES	823

The US$35 million Equity Cost Overrun Agreement was to be provided by Louis Dreyfus Commodities in the form of a Letter of Credit, to satisfy Baja’s equity cost overrun support requirement, to be made available for the Project as a condition of the Debt Facilities Under the terms of the Louis Dreyfus cost overrun facility, a draw on the facility is only possible if there is a simultaneous, pro rata draw on the Commercial Banks cost overrun facility. During the quarter ended December 31, 2012, the Commercial Lenders elected to terminate the Commercial Lenders cost overrun facility. As such, a draw on the Louis Dreyfus cost overrun facility is now very unlikely. Please refer to Item 8: Financial Information for more details on related legal proceedings.

D. Exchange controls

There are currently no governmental laws, decrees, regulations or other legislation of Canada, which affects the import or export of capital, including the availability of cash and cash equivalents for use by the Company. For a general discussion of the remittance of dividends, interest or other payments to non-resident holders of the common shares of the Company (the “Common Shares”) see Item 10-E: Taxation.

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of the Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of

Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended December 31, 2012, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any “excess distribution” received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

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

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

F. Dividends and paying agents

Not Applicable.

G. Statement by experts

Not applicable.

H. Documents on display

All documents referred to in this Annual Report on Form 20-F are available for inspection at the office of the Company, listed below, during normal office hours.

Baja Mining Corp.
1430-800 West Pender Street
Vancouver, British Columbia
V6C 2V6 Canada

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

I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign exchange risk

The Company operates internationally with offices and operations in Canada and Luxembourg, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A portion of the Company’s expenses are incurred in US dollars and to a lesser extent other foreign currencies.

A significant change in the currency exchange rate between the US dollar relative to the Canadian dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. The functional currency of Baja is the Canadian dollar, thus significant foreign exchange gains and losses arise in converting Baja’s US dollar-based investment in the Boleo Project to Canadian dollars. In addition, a portion of the expenditures of the Boleo Project are based in Mexican pesos and therefore significant changes in the currency exchange rate between the US dollar and Mexican peso may have an effect on the reported associate results of operations and therefore the Company’s results of operations.

A 1% appreciation or depreciation in the CAD/USD foreign exchange rate would result in an additional foreign exchange gain or loss of approximately $382,000 (2011 - $2,817,000) and an additional currency translation gain or loss in other comprehensive income of $725,000 (2011 - $3,002,000).

Interest rate risk

Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2012, the Company has cash and cash equivalents and no interest-bearing debt and therefore is not exposed to the risk of changes in market interest rates.

The Company has not entered into any contracts to hedge its risk against interest rate fluctuations.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The underlying value of the Company’s investment in associate is related to the short and long term price of copper, cobalt and zinc sulphate. The price of copper has historically fluctuated widely and is affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, levels of worldwide production, short-term changes in supply and demand related to speculative activities, central bank lending, forward sales by producers and speculators, and other factors.

MMB has a hedge program, and disclosure may be required as a result: MMB’s hedge program secures a “band” of prices (from $2.40 to $3.97 per pound) for 50% of the Project’s anticipated copper production during 2014, 2015 and 2016. At the same time, the hedge program may give rise to significant fluctuation in MMB’s earnings (losses) as MMB is required to mark the hedge instruments to market at every reporting date. In the event of non-production, MMB will be required to settle the derivative liability. Under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. As at December 31, 2012, the hedge liability reported by MMB was $46.2 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.-C.

Not Applicable

D. American Depository Receipts

The Company’s Common Shares are not represented by American Depository Receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

On April 23, 2012, the Company announced that the forecast cost to complete the Boleo Project could be $1,667 million, which significantly exceeded the Company’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million, together, the “2010 Project Financing”). The Company was unable to finance the funding shortfall within 60 days of identifying the forecast cost overruns, thereby putting MMB in an Event of Default as defined in the 2010 Project Financing agreements. As a result, MMB is unable to access any of its senior debt facilities. MMB was successful in negotiating several standstill agreements whereby the lenders agreed to temporarily forbear exercise of rights and remedies under the 2010 Project Financing until April 19, 2013. The Company has been informed by MMB that as of the date of this Annual Report on Form 20-F, KORES and MMB are currently negotiating with the remaining 2010 Project Financing Lenders to extend the latest standstill agreement, but that an extension has not yet been agreed.

The Company has provided a proportionate (70%) guarantee in respect of the 2010 Project Financing and a proportionate (70%) economic completion guarantee. As at December 31, 2012, MMB had drawn $233.3 million against the 2010 Project Financing.

In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. As at December 31, 2012, the hedge liability reported by MMB was $46.2 million.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D.

None.

E. Use of proceeds

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

At the end of the period covered by this annual report for the fiscal year ended December 31, 2012, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its interim Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s interim CEO and CFO have concluded that the disclosure controls and procedures were not effective as at December 31, 2012, to give reasonable assurance that the information required to be disclosed by us in reports that are filed or submitted under the Exchange Act are (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management reached this conclusion based on the finding of material weakness in the Company’s Internal Control over Financial Reporting as described in more detail below.

(b) Management’s annual report on internal control over financial reporting.

The accompanying consolidated financial statements of the Company are the responsibility of management. The consolidated financial statements have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to April 2, 2013.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control, which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control–Integrated Framework”.

Based on that assessment, management concluded that, as at December 31, 2012, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting, evidenced by significant adjustments being made to the financial statements which were not identified in the financial close process. The adjustments are attributable to the unusual and complex circumstances and events relating to the change in control in MMB. The circumstances and events giving rise to the change of control required the application of significant judgement in applying the principles of IFRS to uncertain future events. The CFO is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. In this particular instance, this weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the unusual and non-recurring nature of the circumstances exposing the material weakness, and given the reorganization of the Company’s present operations, the Company does not have sufficient size and scale, or the necessity, to warrant the hiring of additional staff to address the weakness at this time. Should such unusual, one-off circumstances or transaction occur in the future, management would consider the need to retain appropriate external expertise.

The consolidated financial statements and internal controls over financial reporting have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders. Their responsibility is to express an opinion on the fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and to express an opinion on the effectiveness of internal controls over financial reporting. The Independent Auditors’ Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, composed of three independent directors, meets periodically, has reviewed these statements with management and the Auditors, and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

(c) Attestation report of the registered public accounting firm

This Annual Report on Form 20-F includes an attestation report of the company’s independent auditors regarding internal control over financial reporting, which is included in the auditor’s report on the Company’s financial statements on page F-1 hereto, and is hereby incorporated by reference.

(d) Changes in internal control over financial reporting

During the quarter ended December 31, 2012, the Company has updated its internal control over financial reporting or in disclosure controls and procedures to reflect that MMB is an associate and no longer a subsidiary under its control. There have been no other significant changes in internal control over financial reporting or in disclosure controls and procedures during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting or its disclosure controls and procedures.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The Board of Directors has designated an “audit committee financial expert” within the meaning of applicable U.S. securities rules and regulations. Mr. Glanville is a financial expert and an independent director under Rule 803 of the NYSE MKT and Rule 10A-3 of the Exchange Act and serves on the Company’s audit committee. Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the mining and exploration industry.

ITEM 16B. CODE OF ETHICS.

The Company has had in place, since August 1, 2007, a Code of Business Conduct and Ethics (the “Code”). A revised Code was approved by the Board of Directors of the Company on December 19, 2012. A copy of the Code can be found on the Company’s website at www.bajamining.com/about/governance .

All amendments to the Code and all waivers of the Code with respect to any of the officers covered by it will be posted on the Company’s website within five business days of the amendment or waiver, and provided in print to any shareholder who requests them.

There have been no amendments, waivers or implicit waivers to the Code during the Company’s fiscal year ended December 31, 2012. Shareholders may submit a request online at the Company’s website www.bajamining.com for a free printed copy of the Code.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Table below shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP (“PwC”), Independent Registered Chartered Accountants, in each of the last two years.

Aggregate Fees Billed by PwC (2012 & 2011)

	Years ended December 31
	2012	2011
Audit[1]	$433,000	$630,000
Audit Related[2]	$92,000	$160,000
Tax[3]	$14,000	$70,000
All Other Fees[4]	$Nil	$Nil
Total	$539,000	$860,000

Footnotes:

1.	The aggregate audit fees billed.
2.

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

These fees include a review of quarterly filings, a review of the United States Form 40-F and Form 20-F Registration Statements, as well as work performed by PwC related to the prospectuses filed by the Company.

3.	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. These fees include annual tax returns and tax advisory services.
4.	The aggregate fees billed for products and services other than as set out under the heading “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

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

In general, we seek to obtain non-audit services from our principal accountants only when the services offered by our principal accountants are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding. These determinations are among the key practices adopted by the audit committee effective during fiscal 2012. The board has adopted policies and procedures for pre-approving work performed by our principal accountants.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The Company did not repurchase any common shares in the fiscal year ended December 31, 2012.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G. CORPORATE GOVERNANCE.

None.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The following financial statements and notes thereto required under Item #18 are attached hereto and found immediately preceding the signature page of this Annual Report on Form 20-F as pages F-1 through F-113 and are incorporated herein by reference:

  Management’s Responsibilities

  Independent Auditor’s Report, PricewaterhouseCoopers

  Consolidated Balance Sheets as at December 31, 2012, 2011 and 2010;

  Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010;

  Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012, 2011 and 2010;

  Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010;

  Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010;

  Notes to the Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010.

Supplementary Financial Statements - Annual Financial Statements for the year ended December 31, 2012 of MMB (1)

(1) To be filed by amendment to this Annual report on Form 10-K pursuant to Rule 3-09(b) of Regulation S-x.

ITEM 19. EXHIBITS

Financial Statements

Financial Statements and Notes	F-1 F-113

Exhibits

1.1(1) Certificate of Incorporation

1.2(1) Memorandum of Articles

1.3(2) Special Resolution authorizing unlimited number of common shares

4.1 Stock Option Plan approved by shareholders on June 21, 2012

4.2(3) Sale and purchase agreement with Korea Resources Corporation for a 30% interest in MMB.

4.3(3) Shareholders Agreement with the Korean Boleo Corporation, S.A. de C.V.

4.4(3) Baja Funding Loan

4.5(3) Off-take Agreement for Copper Cathode between Minera y Metalurgica del Boleo, S.A. de C.V. and Korean Boleo Corporation, S.A. de C.V. (Note that parts of this agreement have been redacted pursuant to a Confidential Treatment Request filed with the Commission concurrently herewith)

4.6(4) Project Facilities Common Terms Agreement signed between the Company and its subsidiaries, US EXIM, EDC, KDB, the Commercial Lenders and Deutsche Bank Trust Company Americas for the Project Facilities associated with financing of the Boleo Project

4.8 Shareholder Rights Plan approved by shareholders on June 21, 2012

8.1 List of Subsidiaries

12.1 Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

12.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.1 Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F (Withdrawn) filed on December 22, 2005 (SEC File Number 000-51690) and incorporated herein by reference.

(2) Previously filed as an exhibit to the Company’s Amended Registration Statement on Form 20-F filed on October 5, 2006 (SEC File Number 000-51690) and incorporated herein by reference

(3) Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008 filed on April 02, 2009 (SEC File Number 000-51690) and incorporated herein by reference

(4) Previously filed as an exhibit to the Company’s Form 6-K filed on April 7, 2011 (SEC File Number 000-51690) and incorporated herein by reference

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BAJA MINING CORP.

By: /s/ C. Thomas Ogryzlo

____________________________________________

C. Thomas Ogryzlo, Interim Chief Executive Officer

Date: April 30, 2013

Baja Mining Corp.

Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Baja Mining Corp. (“Baja” or the “Company”) are the responsibility of management. The consolidated financial statements have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to April 2, 2013.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control, which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control–Integrated Framework”.

Based on that assessment, management concluded that, as at December 31, 2012, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting, evidenced by significant adjustments being made to the financial statements which were not identified in the financial close process. The adjustments are attributable to the unusual and complex circumstances and events relating to the change in control in MMB. The circumstances and events giving rise to the change of control required the application of significant judgement in applying the principles of IFRS to uncertain future events. The CFO is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. In this particular instance, this weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

The consolidated financial statements and internal controls over financial reporting have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders. Their responsibility is to express an opinion on the fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and to express an opinion on the effectiveness of internal controls over financial reporting. The Independent Auditors’ Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, composed of three independent directors, meets periodically, has reviewed these statements with management and the Auditors, and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of Baja.

/s/ C. Thomas Ogryzlo	/s/ Nigel Kirkwood

C. Thomas Ogryzlo	Nigel Kirkwood
Interim Chief Executive Officer	Chief Financial Officer

Vancouver, B.C.
April 2, 2013

Independent Auditor’s Report

To the Shareholders of Baja Mining Corp.

We have completed integrated audits of Baja Mining Corp.’s December 31, 2012 and December 31, 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Baja Mining Corp., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of operations, comprehensive (loss) income, changes in shareholders equity and cash flows for the years ended December 31, 2012 and December 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Baja Mining Corp. as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the Internal Accounting Standards Board.

Emphasis of matter
Without qualifying our opinion, we draw your attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Company's ability to continue as a going concern.

Report on internal control over financial reporting
We have also audited Baja Mining Corp.’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management report called Management’s Responsibility for Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Basis for adverse opinion
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual consolidated financial statements will not be prevented or detected on a timely basis. A material weakness was identified as of December 31, 2012 in the Company’s financial reporting process relating to accounting for significant non-routine transactions. This material weakness is described in the accompanying management report called Management’s Responsibility for Financial Reporting.

Adverse opinion
In our opinion, because of the material weakness referred to in the basis for adverse opinion paragraph, Baja Mining Corp. did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

We considered this material weakness in determining the nature, timing and extent of audit tests applied in our audit of the December 31, 2012 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
April 2, 2013

Baja Mining Corp.
Consolidated Balance Sheets
As at December 31, 2012 and December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

	December 31,	December 31,
	2012	2011
	(note 4)
ASSETS
Cash and cash equivalents	5,562	39,625
Short-term deposits	1,005	33,068
Other current assets (note 5)	2,804	21,646
Restricted cash (note 6)	1,267	-
Current assets	10,638	94,339

Restricted cash (note 6)	-	31,150
Deposits	-	2,501
Inventory (note 7)	-	3,451
Investment in associate (note 8)	43,694	-
Deferred financing costs (note 9)	-	24,810
Property, plant and equipment (note 10)	44	605,038
Derivative asset (note 14)	-	5,695

Total assets	54,376	766,984

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	723	49,452
Current portion of environmental liabilities (note 11)	-	352
Current portion of senior debt (note 12)	-	152,018
Current portion of subordinated debt (note 13)	10,000	9,360
Current portion of derivative liabilities (note 14)	-	42,890
Current liabilities	10,723	254,072

Environmental liabilities (note 11)	-	15,762
Subordinated debt (note 13)	-	233,797
Derivative liabilities (note 14)	-	6,818
Other liabilities	1,072	2,336

Total liabilities	11,795	512,785

Share capital (note 15)	291,467	289,755
Contributed surplus	143,913	109,168
Deficit	(405,523)	(135,250)
Accumulated other comprehensive income	12,724	5,157
Equity attributable to shareholders of the Company	42,581	268,830
Non-controlling interests	-	(14,631)

Total equity	42,581	254,199

Total liabilities and equity	54,376	766,984

Nature of operations, going concern and subsequent events (note 1)
Guarantees, commitments and contingencies (note 20)

Approved by the Board and authorized for issue on April 1, 2013.

/s/ C. Thomas Ogryzlo	Director	/s/ Ross Glanville	Director

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
For the years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, except per share amounts and number of shares outstanding)

Consolidated Statements of Operations

	Years ended December 31,
	2012	2011
	(note 4)
Expenses
General and administration (note 16)	18,035	19,336
Research	76	730
Impairments (notes 5, 7, 9 and 10)	190,379	2,746

Loss before other items	(208,490)	(22,812)

Foreign exchange (loss) gain	(7,863)	3,967
Fair value adjustment on derivative instruments (note 14)	10,583	40,732
Loss on deconsolidation of subsidiary (note 4)	(127,260)	-
Share of results in associate (note 8)	9,985	-
Finance income	457	800
Finance expense	(354)	(189)

(Loss) income before tax	(322,942)	22,498

Tax recovery (expense) (note 18)	1,673	(2,477)

(Loss) income for the period	(321,269)	20,021

(Loss) income for the year attributable to:
Shareholders of the Company	(270,273)	11,512
Non-controlling interests	(50,996)	8,509

(Loss) earnings per share –
Basic	(0.79)	0.03
Diluted	(0.79)	0.03

Weighted average number of shares outstanding –
Basic	340,018,189	336,951,773
Diluted	340,018,189	343,541,820

Consolidated Statements of Comprehensive (Loss) Income

	Years ended December 31,
	2012	2011

(Loss) income for the period	(321,269)	20,021

Other comprehensive income (loss)
Currency translation adjustment	7,571	(6,724)

Total comprehensive (loss) income	(313,698)	13,297

Total comprehensive (loss) income attributable to:
Shareholders of the Company	(262,706)	4,792
Non-controlling interests	(50,992)	8,505

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Changes in Equity
(expressed in thousands of US dollars, unless stated otherwise)

					Accumulated
	Share capital				other		Non-
			Contributed		comprehensive		controlling	Total
	Number	Amount	surplus	Deficit	income	Total	interests	(note 4)

Balance – January 1, 2010	334,173,087	284,029	102,147	(146,762)	11,877	251,291	(23,136)	228,155
Income for the year	-	-	-	11,512	-	11,512	8,509	20,021
Currency translation adjustment	-	-	-	-	(6,720)	(6,720)	(4)	(6,724)
Exercise of stock options	4,503,750	5,523	(3,633)	-	-	1,890	-	1,890
Stock-based compensation expense	-	-	8,012	-	-	8,012	-	8,012
Exercise of warrants	101,813	203	(99)	-	-	104	-	104
Fair value differential of loans from non-controlling interests	-	-	(1,321)	-	-	(1,321)	-	(1,321)
Fair value differential of Baja funding loan	-	-	4,062	-	-	4,062	-	4,062
Balance – December 31, 2011	338,778,650	289,755	109,168	(135,250)	5,157	268,830	(14,631)	254,199
Loss for the year	-	-	-	(270,273)	-	(270,273)	(50,996)	(321,269)
Currency translation adjustment	-	-	-	-	7,567	7,567	4	7,571
Exercise of stock options	450,000	590	(431)	-	-	159	-	159
Stock-based compensation expense	-	-	289	-	-	289	-	289
Exercise of warrants	984,375	1,122	(257)	-	-	865	-	865
Fair value differential of loans from non-controlling interests	-	-	35,144	-	-	35,144	15,062	50,206
Deconsolidation of subsidiary (note 4)							50,561	50,561
Balance – December 31, 2012	340,213,025	291,467	143,913	(405,523)	12,724	42,581	-	42,581

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Cash flows
For the years ended December 31, 2012 and 2011
(expressed in thousands of US dollars, unless stated otherwise)

	Years ended December 31,
	2012	2011
	(note 4)
Cash flows from operating activities
(Loss) income for the year	(321,269)	20,021
Items not affecting cash
Depreciation and accretion	1,417	1,670
Stock-based compensation expense	338	5,457
Unrealized foreign exchange	7,692	(6,235)
Fair value adjustment on derivative instruments	(10,583)	(40,732)
Unrealized loss on deconsolidation of subsidiary	127,260	-
Share of results in associate	(9,985)	-
Impairment charges	190,379	2,746
Income tax provision	(1,673)	2,477
	(16,424)	(14,596)
Special warrants liability payment	-	(333)
Net changes in working capital balances
Other current assets	(1,722)	498
Accounts payable and accrued liabilities	(1,217)	(786)

	(19,363)	(15,217)
Cash flows from investing activities
Redemption of (investment in) short term deposits	32,649	(34,023)
Acquisition of property, plant and equipment	(279,238)	(339,599)
Proceeds from sale of property, plant and equipment	503	-
Increase in value-added tax recoverable	(2,080)	(18,213)
Reduction of restricted cash	3,158	72,175
Increase in other long-term liabilities	-	646
Increase in deposits	(6,467)	(2,029)
Increase in inventory	(409)	(3,451)
Reduction in cash from loss of control of subsidiary	(39,688)	-

	(291,572)	(324,494)
Cash flows from financing activities
Net proceeds from issuance of common shares	1,024	1,994
Expenditure on deferred financing costs	(2,068)	(4,511)
Proceeds from subordinated debt	97,470	163,867
Proceeds from senior debt	180,000	169,674

	276,426	331,024

Effect of exchange rate changes on cash and cash equivalents	446	161

Decrease in cash and cash equivalents	(34,063)	(8,526)
Cash and cash equivalents - Beginning of year	39,625	48,151

Cash and cash equivalents - End of year	5,562	39,625

Supplemental cash flow information (note 21)

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events

Baja Mining Corp. (the “Company” or “Baja”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus was the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project” or the “Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in Canada and the United States and trades on the Toronto Stock Exchange, the Frankfurt Stock Exchange and the OTCQB. The Company is domiciled in Canada and its registered office is 1430 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries. The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Until August 26, 2012, Boleo Luxembourg held a 70% interest in Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. The remaining 30% interest was held by Korea Resources Corporation (“KORES”), LS Nikko Copper, Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively the “Consortium”). On August 27, 2012, pursuant to the terms of a funding agreement entered into between the Company and the Consortium on July 25, 2012 (the “Consortium Financing”), the Company’s ownership interest in MMB was reduced to 49%. MMB held a 100% interest in Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business; however, there are events and conditions that cause substantial doubt regarding that assumption as detailed below. During the year ended December 31, 2012, the Company incurred a loss of $321,269 and as at December 31, 2012, the accumulated deficit attributable to shareholders amounted to $405,523. As at December 31, 2012 the Company’s consolidated working capital deficit was $85.

In April 2012, the Company forecast that the cost to complete the Boleo Project could be $1,667,000, which significantly exceeded the Company’s available project funding ($1,167,000 plus additional cost overrun facilities of $100,000). During the same month, three members of the Board of Directors resigned, leaving the Company with only three Board members. However, in May 2012 the Board of Directors was reconstituted, adding two returning members and two new members. Immediately following the change, the CEO (also a board member) resigned and the Company’s leadership changed.

Event of Default

The Company was unable to finance the funding shortfall within 60 days of identifying the forecast cost overruns putting MMB in an Event of Default as defined in the MMB’s senior lending agreements (the “2010 Project Financing”). As a result, MMB was unable to access any of the previously approved senior debt facilities. However, the Company was successful in negotiating several standstill agreements or extensions with MMB’s senior lenders, whereby the lenders agreed to refrain from exercising rights and remedies available to them under the senior lending agreements (note 1 (d)). MMB is also in default of its borrowing agreements related to the Korean Development Bank (“KDB”) Subordinated debt (note 13(b)) and Baja funding loan (note 13(b)), due to the fact that MMB’s liabilities continued to exceed the carrying value of its assets as at December 31, 2012.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Consortium Financing and Baja Participation Rights

The Consortium Financing comprised two funding stages: Phase I, completed on August 27, 2012 upon MMB having received $90,000 of interim financing, pursuant to which the Company’s ownership interest in MMB was reduced from 70% to 49% resulting in a loss of control in MMB; and Phase II, providing the Consortium the option to contribute additional funding of $443,390 to complete the Boleo Project (the “Phase II Funding Requirement”).

Baja has a right to contribute to the Phase II funding such amount that would result in it holding up to a maximum 40% interest in MMB. If Baja makes no contribution to the Phase II funding, Baja’s interest in MMB will be reduced from 49% to 10%. Baja’s right to contribute to the Phase II funding is subject to contributing a minimum of $10,000. Baja may attempt to raise funds for its contribution only through a non-backstopped rights offering to Baja’s shareholders. The Company’s largest shareholder, Mount Kellett, has advised that it does not intend to participate in such a rights offering. In addition, if the total Phase II costs to complete the project exceed $443,390 and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be diluted according to a formula to be negotiated.

If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Stage II Funding Requirement) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Phase II participation right by the total amount of the Phase II Funding Requirement. If Baja fully exercises its Phase II participation right, it would be required to contribute approximately $341,069 to retain a maximum 40% interest in MMB.

Following the date of filing an updated NI 43-101 compliant report technical report on the Boleo Project, the Company will have 60 days without financial penalties to make such contribution to complete a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right.

Consortium Phase II Funding Commitment

At December 31, 2012, KORES on behalf of the Consortium had committed $174,000 toward the Phase II Funding Requirement. Subsequent to December 31, 2012, KORES on behalf of the Consortium provided a definitive commitment to Baja that it will provide the Phase II Funding Requirement and had contributed a further $85,027 to MMB (note 1 (a)) pursuant to which the Company’s interest in MMB was reduced to 26.2% (note 1 (c)).

On behalf of the Consortium and MMB, KORES has entered into negotiations with MMB’s lenders (note 1 (d)). In November 2012, the MMB US EXIM Facility was terminated and KORES negotiated a new approximately $419,000 facility US EXIM (inclusive of approximately $126,000 previously outstanding under the original US EXIM Facility, which obligations were novated to and assumed by KORES) (“Kores EXIM Facility”) to be used to finance further construction and development of the Boleo Project. KORES is the only borrower under the Kores EXIM Facility. In December 2012, KORES unilaterally provided MMB with a new corporate loan facility.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Consortium Phase II Funding Commitment (continued)

In addition Baja was informed that MMB and the relevant lenders under the 2010 Project Financing agreed to terminate the $50,000 cost-overrun facility thereunder (under which no loans were outstanding as of such termination). The remainder of the facilities under the 2010 Project Financing, in outstanding loans and commitments, continue to stand as per the original agreements with MMB’s lenders and remain in default. However, at December 31, 2012, the 2010 Project Financing lenders (which no longer includes US EXIM) have agreed to temporarily forbear exercise of rights and remedies under the 2010 Project Financing pursuant to a third standstill agreement, which expired on March 31, 2013 (note 1(d)). Baja remains liable under its guarantees provided in connection with the 2010 Project Financing (note 20 (a)).

MMB Loss of Control

Pursuant to the terms of the Consortium Financing, upon the loss of control of MMB, management responsibility transitioned from the Company to the Consortium and changes to be made to the shareholders’ agreement governing the rights of the shareholders of MMB were agreed. The changes will expand the power of the Consortium to manage the business of MMB and limit Baja’s rights. Baja approval will continue to be required for changes to the rights attaching to Baja’s MMB shares and to any related party transactions with a value over $1,000. Baja will continue to have the right to proportional board representation, and will be entitled to have one director on the MMB board, as long as its interest in MMB is at least 8%. As stated in the Consortium Financing term sheet, when financing documents are renegotiated, the Company will seek to reduce its debt guarantees to reflect its proportionate equity interest in MMB.

As a result of the loss of control of MMB, in accordance with IAS 27 – Consolidated and Separate Financial Statements, the Company has derecognized the assets and liabilities of MMB at their carrying amounts on August 27, 2012, the date when control was lost, and recognized the retained investment in MMB at its fair value (note 4) and reported a loss on deconsolidation. The Company will account for MMB’s results under the equity method as defined in IAS 28 – Investments in Associates for as long as it retains significant influence over MMB.

Going concern considerations

Should the Consortium not complete the Phase II Funding Requirement or extend the further necessary funding to MMB or should the Phase II Funding Requirement not be sufficient to complete the Boleo Project and/or an agreement cannot be reached with the remaining 2010 Project Financing lenders, this could result in the shutdown of the Boleo Project and the insolvency of MMB.

Should the Company and MMB be forced to shut down the Project and/or the remaining Project Financing lenders choose to exercise remedies available to the lender group, the Company may be ultimately held accountable for the settlement of its proportionate obligation under the current senior facilities completion guarantee. Regardless of any changes in the Company’s ownership interest in MMB, currently, under the terms of the 2010 Project Financing, the Company remains liable for 70% of MMB’s senior borrowings and any amounts to be funded to achieve economic completion. As at December 31, 2012, MMB had drawn $233,274 against the 2010 Project Financing (note 20(a)).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Going concern considerations (continued)

Critical factors, amongst others, impacting the likelihood of any demand arising under the senior borrowing guarantee and, therefore, the Company’s ability to continue as a going concern, include the following:

a)	the Phase II Funding Requirement as committed by the Consortium being completed;

b)	the continued support of the remaining 2010 Project Financing lenders in choosing not to exercise any remedies available to them under the Event of Default;

c)	the renewal on March 31, 2013 of the latest standstill agreement and/or the reinstatement or replacement of the remaining 2010 Project Financing;

d)	completion of development of the Boleo Project;

e)	establishing profitable operations.

In addition, should the Company be required to repay the refundable manganese deposit liability, it currently has insufficient funds available to settle this liability (note 13(a)).

The success of these factors above cannot be assured and accordingly, there is a substantial doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Subsequent events

a)	The Company was informed by MMB that as of January 15, 2013, KORES had advanced a further $85,027 to MMB subsequent to the year end for continued construction of the Boleo Project.

b)

On January 31, 2013, the Company announced that it had been informed by SRK Consulting that the summary of the updated NI 43-101 compliant technical report on the Boleo Project had not yet been completed. At that time representatives from MMB, KORES and other third parties were continuing to contribute information and provide feedback on several key sections of the report, and significant progress had been made. As of April 1, 2013 Baja has yet received the technical report. Baja is unable to provide further guidance regarding the delivery date of the technical report as its completion is dependent upon MMB and KORES who are working with their mining consulting engineers to finalize the design of the mining operations. The Company has no control or influence over this aspect of the technical report’s preparation.

c)

On February 6, 2013, the Company announced that pursuant to receipt of the definitive commitment by KORES on behalf of the Consortium and as contemplated in the Consortium Financing, the Company had agreed to a framework for the transfer of its MMB equity and shareholder loans to a KORES appointed entity based on the pro rata contributions made by the Consortium and/or KORES toward the total Phase 2 Funding Requirement. Based on Phase II contributions made of $259,027 as at February 12, 2013, representing 58.4% of the Phase 2 funding requirement, a further 22.8% equity interest in MMB has been transferred to the Consortium, reducing the Company’s equity interest in MMB from 49% to 26.2%.

In addition, the Company has also transferred to KORES $67,313 of its shareholder loans to MMB plus associated accrued interest to adjust the shareholder loans owed by MMB to the Company so they correspond with its proportionate equity interest in MMB as provided for under the Consortium Financing. The framework agreed between the parties provides for three further pro rata transfers of equity and shareholder loans plus accrued interest to the KORES appointed entity upon contributions being made by the Consortium or KORES to MMB of $60,000, $60,000 and $64,393, which will dilute Baja’s equity interest in MMB to 20.9%, 15.7% and 10%, respectively. No fixed schedule has been set out for the timing of the further funding contributions to be made by the Consortium or KORES to MMB.

d)

On February 6, 2013, the Company announced that MMB has advised it that the remaining 2010 Project Financing lenders continue to temporarily forbear exercise of rights and remedies under the 2010 Project Financing pursuant to a third standstill agreement, which expired on March 31, 2013. MMB has informed the Company that it continues actively to engage the remaining 2010 Project Financing lenders in a renegotiation of the original project financing in an effort to normalize the loan facilities. The Company has been informed by MMB that as of the date of these financial statements, KORES and MMB are currently negotiating with the remaining 2010 Project Financing Lenders to extend the existing standstill agreement.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

a)	Basis of preparation

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value.

c)	Principles of consolidation

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries.

Subsidiaries are all entities the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies and generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases. The results of subsidiaries that have been deconsolidated during the year are included up to the date control ceased. All significant inter-company transactions and balances have been eliminated upon consolidation.

The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Until August 27, 2012, Boleo Luxembourg held a 70% interest in Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. On August 27, 2012, Boleo Luxembourg lost control over MMB when its interest in MMB was reduced to 49%. MMB held a 100% interest in both Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

d)	Foreign currency translation

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). At December 31, 2012, the Company has entities with Canadian dollar and US dollar functional currencies. The consolidated financial statements are presented in US dollars, which is the group’s presentation currency.

Foreign currency transactions

In preparing the financial results of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency of the individual entities are translated using the period end foreign exchange rate. Non-monetary assets, liabilities, and equity are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the consolidated statements of operations.

Translation of the consolidated financial statements into the presentation currency

The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: assets and liabilities using the exchange rate at period end; and income, expenses and cash flow items using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period). All resulting exchange differences arising from the translation of the entities with a functional currency other than the US dollar are reported within accumulated other comprehensive income as a separate component of equity.

e)	Financial assets and liabilities

A financial asset or liability is recognized initially (at trade date) at its fair value plus, in the case of a financial asset or liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the instrument. Financial assets and liabilities carried at fair value through profit and loss are initially recognized at fair value and transaction costs are expensed in the consolidated statements of operations.

After initial recognition, financial assets are measured at their fair values except for loans and receivables, which are measured at amortized cost. After initial recognition, financial liabilities are measured at amortized cost except for financial liabilities at fair value through profit and loss, which are measured at fair value.

The Company classifies its financial assets and liabilities at initial recognition according to their characteristics and management’s intentions related thereto.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

e)	Financial assets and liabilities (continued)

The classifications currently being used by the Company for financial assets include:

1.	Fair value through profit or loss – measured at fair value with changes in fair value recorded in the consolidated statements of operations.

2.	Loans and receivables – measured at amortized cost with gains or losses recognized in the consolidated statements of operations in the period that the asset is no longer recognized or impaired.

  Classification choices for financial liabilities include:

1.	Fair value through profit and loss – measured at fair value with changes in fair value recorded in the consolidated statements of operations.

2.

Other financial liabilities – measured at amortized cost using the effective interest rate method with gains and losses recognized in the consolidated statements of operations in the period that the liability is no longer recognized.

The Company’s financial assets and liabilities are generally classified and measured as follows:

(i)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short-term liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash and cash equivalents exclude cash subject to restrictions. Cash and cash equivalents and restricted cash are designated as loans and receivables.

(ii)	Short-term deposits

Short-term deposits include term deposits and short-term liquid investments with the original term to maturity of greater than three months but less than one year. Short-term deposits are designated as loans and receivables.

(iii)	Other receivables and deposits

Other receivables and deposits are classified as loans and receivables and accordingly are measured initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest method. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

e)	Financial assets and liabilities (continued)

(iv)	Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities and debt are classified as other financial liabilities and are initially recognized at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Accounts payable and accrued liabilities and debt are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

(v)	Derivative financial instruments

The Company may enter into derivative instruments such as forwards or options from time to time to preserve and enhance future cash flow streams. Forward exchange contracts may be entered into from time to time to hedge anticipated future transactions. Derivatives embedded in non-derivative contracts are recognized separately unless closely related to the host contract.

Derivative financial instruments, including embedded derivatives, are initially recognized at fair value on the date the contract is entered into and are subsequently re-measured at their fair value. Fair values of derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the balance sheet date. Changes in fair value are recognized in the statements of operations as the Company does not currently apply hedge accounting.

Derivative instruments are classified as current or non-current assets or liabilities, depending on their maturity dates.

(vi)	Financial assets – impairments

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment may include the following:
significant financial difficulty of the issuer or counterparty:
default or delinquency in interest or principal payments; or
it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

f)	Inventories

Inventories were comprised of stockpiled ore and consumables held by MMB. Stockpiled ore was valued at the lower of cost and net realizable value. Cost was determined using the weighted average method and includes direct mining expenditures, as well as an allocation of indirect mining costs. Net realizable value was the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Consumables were valued at the lower of cost and net realizable value, with replacement cost used as the best available measure of net realizable value. If the carrying value exceeded the net realizable amount, a write down was recognized in the consolidated statements of operations. The write-down may be reversed in a subsequent period if the circumstances that caused it no longer exist.

g)	Investment in associates

Investment in associates over which the Company exercises significant influence is accounted for using the equity method. The Company’s investment is initially recorded at cost, which represents the fair value of the consideration paid. When the Company recognizes an investment in an associate on the loss of control of a former subsidiary, cost is measured as the fair value of the investment retained in the former subsidiary. Thereafter, the carrying value of the investment is increased by additional contributions to the associate and decreased for any distributions received from the associate. The carrying value is also adjusted for the Company’s share of the profit or loss of the associate after the initial date of recognition. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If such evidence exists, the investment is tested for impairment. An impairment loss is recognized as the amount by which the carrying value exceeds the recoverable amount of the associate. Impairment losses are reversed to the extent the recoverable amount subsequently increases.

h)	Deferred financing costs

Deferred financing costs in connection with proposed debt or equity issuances that are probable are recorded as assets. As the corporate transactions occur, the deferred financing costs are allocated to the carrying value of the debt or equity recognized. Deferred financing costs include only those costs that are incremental and directly attributable to the proposed issuance and any overhead costs are expensed as incurred. In the event that the issuance is abandoned, previously capitalized deferred financing costs are expensed through the consolidated statements of operations.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

i)	Property, plant and equipment

Mineral properties

Mineral properties were held by MMB.

Acquisition costs for property rights and mining concessions were capitalized. Exploration and evaluation costs were expensed in the period incurred. Development costs were capitalized once a development decision was made based on consideration of project economics, including future metal prices, reserves and resources and estimated operating and capital costs.

A decision to develop the Boleo Project was made following the completion of the Definitive Feasibility Study on the economic and technical feasibility of the project in May 2007. From that point forward, all costs directly attributable to mine and project development were capitalized until such a time as individual mines or components of the project were capable of operating in the manner intended by management.

Plant and equipment, and construction in progress

Plant and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced component is derecognized. All other costs are charged to the consolidated statements of operations during the period in which they are incurred.

Assets available for use are depreciated to their residual values over their estimated useful lives.

Depreciation of other plant and equipment is calculated using the straight-line method over the following estimated useful lives:

Computer software and equipment	two to three years
Process mobile equipment	three to ten years
Transportation equipment	four years
Office equipment, furniture and vehicles	five years
Leasehold improvements	ten years
Buildings	twenty years

Both the estimated useful lives and residual values of assets are reviewed at least annually.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

j)	Borrowing costs

Borrowing costs attributable to the acquisition, construction, or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as interest expense in the consolidated statements of operations in the period in which they are incurred.

k)	Impairment of non-financial assets

Assets that are subject to depreciation or amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the consolidated statements of operations for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (“cash-generating units”).

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

l)	Leases

Leases of assets under which substantially all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. The lease expenses are charged to profit or loss on a straight line basis over the life of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

m)	Provisions

(i)	General provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the period end, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

(ii)	Environmental liabilities

Environmental liabilities were recorded by MMB.

MMB recognized liabilities for constructive and legal obligations associated with the retirement of property, plant and equipment that result from the acquisition, construction, development or normal operation of the assets. Such environmental liabilities were recognized based on the discounted estimated future cash flows. MMB considered all risks relating to the liabilities in the cash flow estimates and, as such, applied a risk-free discount rate. Environmental liabilities were adjusted at each reporting period for changes to factors, including the expected amount of the cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate. The net present value of future reclamation cost estimates were capitalized to mineral properties and were depreciated on the same basis as mineral properties.

MMB’s estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. These changes were recorded directly to property, plant and equipment with a corresponding entry to the asset retirement obligation. MMB’s estimates were reviewed at the end of each reporting period for changes in regulatory requirements, effects of inflation and changes in estimates.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

n)	Stock-based compensation

The Company’s share option plan provides for the granting of stock options to directors, officers, employees and service providers, which allows them to purchase common shares of the Company. The Company grants such options on a graded vesting basis for periods of up to five years at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The fair value of the options issued to employees, or those providing services similar to employees, are measured at the grant date, using the Black-Scholes option pricing model, and is recognized over the period that the employees earn the options. The fair value is either recognized as general and administration expense or as property, plant and equipment when grants are to individuals working directly on mineral projects. A corresponding increase is then recognized in equity.

The amount recognized is adjusted to reflect the number of share options expected to vest. Stock options issued to non-employees are recognized based on the fair value of the goods or services received.

o)	Share purchase warrants

Share purchase warrants issued by the Company with an exercise price denominated in the Company’s functional currency are considered to be equity instruments, with the consideration received reflected as contributed surplus. Upon exercise, the original consideration is reallocated from contributed surplus to share capital along with the associated exercise price.

p)	Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustments to tax payable in respect of previous years.

Deferred tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are reviewed at each reporting period and recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets and liabilities of the same taxable entity are offset when they relate to taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities are presented as non-current.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

q)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the year attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if outstanding stock options and warrants were exercised and converted to common shares. The weighted average number of diluted shares is calculated in accordance with the treasury stock method, whereby dilution is calculated based upon the number of common shares issued should “in-the-money” stock options and warrants be exercised and the proceeds used to repurchase common shares of the Company at the average market price during the period.

r)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

s)	Adoption of new or revised IFRSs and IFRSs not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

(i)	IFRS 9 – Financial Instruments

In October 2010, the IASB added the requirements for financial liabilities in the previously issued IFRS 9 Financial Instruments (“IFRS 9”). This standard is effective for annual periods beginning on or after January 1, 2015 and replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. The main difference is that, in cases where the fair value option is taken for financial liabilities, the part of the a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than in the consolidated statements of operations , unless this creates an accounting mismatch. The Company has not yet assessed the impact of this standard on the consolidated financial statements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

s)	Adoption of new or revised IFRSs and IFRSs not yet effective (continued)

(ii)	IFRS 10 – Consolidation

In May 2011, the IASB issued IFRS 10 Consolidation (“IFRS 10”), which replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has assessed that the adoption of this standard will not impact the consolidated financial statements.

(iii)	IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has assessed that the adoption of this standard will require additional disclosures in the consolidated financial statements.

(iv)	IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard will not have a material impact on the consolidated financial statements. However, it will impact the annual disclosures.

(v)	Amendments to IAS 27 – Separate Financial Statements and to IAS 28 – Investments in Associates and Joint Ventures

In addition, the IASB has made amendments to existing standards, including IAS 27 and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28 has been amended to include joint ventures in its scope and for conforming changes based on the issuance of IFRS 10 and IFRS 11. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has assessed that the adoption of this standard will not impact the consolidated financial statements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

2	Summary of Significant Accounting Policies (continued)

s)	Adoption of new or revised IFRSs and IFRSs not yet effective (continued)

(vi)	Amendments to IAS 1 – Presentation of Financial Statements

The IASB has amended IAS 1 Presentation of Financial Statements (“IAS 1”) to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The Company has assessed that the adoption of this standard will not impact the consolidated financial statements. However, the adoption of this standard will require additional disclosures.

(vii)	Amendments to IAS 32 – Financial Instruments: Presentation

Amendments to IAS 32 clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial statements. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. Early adoption is permitted. The Company has not yet assessed the impact this standard will have on the consolidated financial statements.

3	Critical accounting estimate and judgements

The preparation of the consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of various future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates.

Estimates are reviewed on an ongoing basis using historical experience and other factors that are considered relevant given the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period are as follows:

(i)	Measurement of the refundable deposit liability

A refundable deposit liability is payable to the Consortium should a decision be made not to produce manganese from the Boleo Project by the economic completion date of the Project. The Company cannot accurately predict the outcome or timing of this decision (note 13(a)).

(ii)	Recoverability of insurance and other receivables

If an insurance claim relates to a recovery of losses, the Company recognizes the recovery when it is probable and reasonably estimable.

Management’s judgment and estimates for the recoverability of insurance and other receivables are based on information available from internal and external resources at that time. Actual results could differ from these estimates and judgments, as additional information becomes known.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

3	Critical accounting estimate and judgements (continued)

(iii)	Impairment of assets

The Company exercises judgement when evaluating the evidence of impairment for other receivables and its investment in associate. Where such evidence exists, estimates of future cash flows and the recoverable amount are required to determine the amount of any impairment.

Management’s judgment and estimates in these areas are based on information available from internal and external resources at that time. Actual results could differ from these estimates and judgments, as additional information becomes known.

(iv)	Income taxes

Foreign withholding taxes are payable when interest from shareholder loans are received. Shareholder loans to MMB are included in the Company’s investment in associate (notes 4 and 8). The shareholder loans owed Baja from MMB will be adjusted from time to time and as necessary to correspond with the respective equity interests of the shareholders in MMB. The accrued withholding tax is estimated at each reporting period based on management’s assessment of ultimate future tax obligations, and the portion attributable to current reporting period. Actual results could differ from these estimates and judgements, as additional information becomes known.

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The Company does not currently have cash flows from operations causing uncertainty that future taxable income will be available to utilize its deferred tax assets.

(v)	Guarantees

The Company recognizes a liability for contingent liabilities, such as the guarantees the Company has provided to lenders of MMB, when there is a present obligation arising as a result of a past event, payment is probable and the amount can be estimated reliably.

As at the reporting date, the MMB debt guaranteed by the Company is in an event in default and the Boleo Project has experienced significant cost overruns. In the Company’s assessment of whether payment is probable under the guarantees, the Company considered the factors for MMB’s ability to continue as a going concern including the status of the existing MMB loan facilities, and the subsequent commitment by KORES to provide Stage II funding (note 1).

Any changes impacting management’s assessment of the timing and probability of the Company’s obligations under the guarantees may result in the Company recording a liability on its balance sheet.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

4	Deconsolidation of subsidiary

On August 27, 2012, the Consortium completed the Stage I financing of $90,000 and pursuant to the terms of the Consortium Financing, Baja’s ownership interest in MMB was reduced from 70% to 49% (a reduction of 21%). Although the Company lost control over MMB, it retains significant influence in MMB through its shareholding and board representation.

Baja’s investment in MMB is a combination of shares in common stock and shareholder loans. The shareholders of MMB are required to fund their proportionate equity percentage in the Boleo Project by advances through shareholder loans or subscriptions to additional shares. The shareholder loans to MMB are subordinated debt (see note 13 (b)), and the shareholder loans owed by MMB to each of Baja and the Consortium members will be adjusted from time to time and as necessary to correspond with the respective equity interests of the shareholders in MMB. As such, the shareholder loans form in substance part of Baja’s residual equity investment in MMB.

In approximating a fair value for its 49% interest in MMB, management has considered that MMB represents the Company’s most significant asset. Therefore a reliable and verifiable proxy for the fair value attributable to the Company’s investment in MMB as at August 27, 2012, may be determined by the market capitalization of the Company following the announcement of the completion of the Stage I interim funding adjusted for the fair values at August 27, 2012 of the Company’s other assets and liabilities. This method supports an approximate fair value for the Company’s interest in MMB of $33.7 million as at August 27, 2012.

Accordingly, the Company has:

  Derecognized the assets and liabilities of and non-controlling interest in MMB at their carrying amounts on August 27, 2012;

  Derecognized the carrying value of Baja’s shareholder loan receivable from MMB (previously eliminated upon consolidation);

  Recognized the investment retained in MMB at its fair value; and

  Recognized the difference as a loss attributable to the Company on the loss of control of MMB.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

4	Deconsolidation of subsidiary (continued)

The following table summarizes the carrying values of the assets and liabilities on August 27, 2012 and the loss resulting from the loss of control of MMB.

August 27,
2012
ASSETS
Cash and cash equivalents	39,688
Other current assets	26,158
Current assets	65,846

Restricted cash (note 6)	26,743
Deposits	8,977
Inventory (note 7)	3,046
Deferred financing costs (note 9)	1,460
Property, plant and equipment (note 10)	836,783

Total assets	942,855

LIABILITIES
Accounts payable and accrued liabilities	111,077
Current portion of environmental liabilities (note 11)	327
Current portion of senior debt (note 12)	359,510
Current portion of subordinated debt (note 13(b))	104,888
Current portion of derivative liabilities (note 14)	33,304
Current liabilities	(609,106)

Environmental liabilities (note 11)	24,411
Subordinated debt – non-controlling interests (note 13(b)), (b)	198,712

Total liabilities	(832,229)

Non-controlling interests (b)	50,561

Net assets and non-controlling interest derecognized	161,187

Net assets and non-controlling interest derecognized	(161,187)

Transfer of subsidiary’s other comprehensive income	218

Investment in MMB (a)	33,709

Loss on deconsolidation of subsidiary	(127,260)

a)	On August 27, 2012, Baja recorded its investment in MMB at its fair value of $33,709.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

4	Deconsolidation of subsidiary (continued)

b)

For the 2012 year-end, MMB re-evaluated the discount rate used for estimating the fair value at inception of certain loan advances from shareholders in 2012. Accordingly, the Company reassessed the carrying value of subordinated debt held by non-controlling interests as of the date of loss of control, and reduced the carrying value by $26,488. This adjustment was recognized in the fourth quarter of 2012, and increased the loss on deconsolidation previously recognized at September 30, 2012.

c)

For the 2012 year-end, Baja determined that a portion of the fair value differential of loans from non- controlling interests recorded in contributed surplus in 2012 should be recorded in equity attributable to non-controlling interests. Accordingly, the Company re-assessed the carrying value of non-controlling interests as of the date of loss of control by $15,062. This adjustment was recognized in the fourth quarter of 2012, and decreased the loss on deconsolidation previously recognized at September 30, 2012.

5	Other current assets

	December 31,	December 31,
	2012	2011
	(note 4)
Prepaid expenses	48	247
Value-added tax recoverable	-	20,801
Insurance recoveries	509	-
Other receivables	2,247	598

	2,804	21,646

An impairment of $100 (2011-$Nil) was recorded against other receivables.

6	Restricted cash

	December 31,	December 31,
	2012	2011
	(note 4)
Construction funds (a)	-	24,271
Reclamation fund	-	4,900
Amounts restricted through credit facilities	-	1,979
Amounts restricted for employee liabilities (b)	1,267	-

	1,267	31,150

Current balance	1,267	-

Long-term balance	-	31,150

a)	As required under the senior debt arrangement signed on September 28, 2010 (note 12), MMB set up certain trust accounts for project funding.

b)	Represents funds held in a trust established by the Company in 2012. The trust will terminate by June 30, 2013. Any amount that remains in the trust after termination will be returned to the Company.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

7	Inventory

	December 31,	December 31,
	2012	2011
	(note 4)
Stockpiled ore	-	814
Development consumables	-	2,637

	-	3,451

Stockpile ore inventory represents ore that MMB has extracted and is available for further processing. At December 31, 2011, stockpile ore was classified as long-term inventory as the processing plant was not scheduled for completion in the next twelve months.

During 2012, MMB developed and implemented grade control and stockpile programs. Previously recognized stockpile inventory in the amount of $1,402 was written off.

8	Investment in associate

As discussed in note 4, Baja’s investment in MMB is a combination of shares in common stock and shareholder loans. The shareholders of MMB are required to fund their proportionate equity percentage in the Boleo Project by advances through shareholder loans or subscriptions to additional shares. The shareholder loans to MMB are subordinated debt (see note 13 (b)), and the shareholder loans owed by MMB to each of Baja and the Consortium members will be adjusted from time to time and as necessary to correspond with the respective equity interests of the shareholders in MMB. As such, the shareholder loans form in substance part of Baja’s residual equity investment in MMB.

The Company’s ownership interest in MMB was reduced from 70% to 49% on August 27, 2012 upon completion of Stage I of the Consortium Financing. The fair value of $33.7 million for Baja’s retained interests in MMB, including equity and shareholder loans combined, was recorded as an investment in associate.

The Company’s share of the results of MMB subsequent to the loss of control is recorded in the consolidated statements of operations.

Balance – January 1, 2012	-
Initial recognition (note 4)	33,709
Share of results in associate	9,985

Balance – December 31, 2012	43,694

The principal balance of the shareholder loans to MMB was $264,092 ($309,038 with accrued interest) at the date of loss of control of August 27, 2012 (note 4). Subsequent to year-end, Baja transferred a further 22.8% equity interest in MMB reducing the Company’s equity interest in MMB from 49% to 26.2% (note 1). The Company also transferred to KORES $67,313 of its shareholder loans to MMB plus associated accrued interest to adjust the shareholder loans owed by MMB to the Company so they correspond with its proportionate equity interest in MMB as provided for under the Consortium Financing .

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

8	Investment in associate (continued)

The summarized unaudited consolidated financial information of MMB is set out below.

December 31,
100% of reported balances by MMB:	2012

Total current assets	33,633
Total assets	1,103,705

Current liabilities	424,276
Total liabilities	1,148,727

Revenue – for the year	-
Net loss – for the year	(195,613)

The year to date consolidated net loss of MMB as of the date of loss control on August 27, 2012 was $(216,332).

9	Deferred financing costs

Balance – January 1, 2011	30,648
Additions	11,627
Transfer to senior debt (note 12)	(13,539)
Transfer to subordinated debt (note 13(b))	(3,591)
Foreign exchange adjustment	(335)
Balance – December 31, 2011	24,810
Additions	2,619
Transfer to senior debt (note 12)	(10,421)
Impairment	(15,542)
Foreign exchange adjustment	(6)
Deconsolidation of subsidiary (note 4)	(1,460)

Balance – December 31, 2012	-

During 2012, the Company considered the uncertainty surrounding MMB’s ability to reinstate the senior and subordinated debt facilities (notes 1, 12 and 13 (b)) and recorded an impairment of $15,542 of deferred financing costs.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

10	Property, plant and equipment

	Plant and	Construction	Mineral	Total
	equipment	in progress	properties	(note 4)
Cost

Balance – January 1, 2011	9,301	63,781	129,986	203,068
Additions	24,155	306,878	40,647	371,680
Borrowing costs capitalized	-	-	22,708	22,708
Share-based payments capitalized	-	-	2,555	2,555
Asset retirement obligation change in estimate	-	-	15,490	15,490
Transfer between categories	24,485	(24,485)	-	-
Disposals	(297)	-	-	(297)
Impairment	(2,746)	-	-	(2,746)
Foreign currency translation	(111)	-	(197)	(308)

Balance – December 31, 2011	54,787	346,174	211,189	612,150
Additions	4,046	275,902	58,976	338,924
Borrowing costs capitalized	-	-	66,307	66,307
Share-based payments capitalized	-	-	(49)	(49)
Asset retirement obligation change in estimate	-	-	8,320	8,320
Transfer between categories	41,939	(41,939)	-	-
Disposals	(3,099)	-	-	(3,099)
Impairment	(1,861)	-	(171,474)	(173,335)
Foreign currency translation	96	-	16	112
Deconsolidation of subsidiary	(95,807)	(580,137)	(173,285)	(849,229)

Balance – December 31, 2012	101	-	-	101

Accumulated depreciation

Balance – January 1, 2011	(2,244)	-	-	(2,244)
Depreciation	(5,208)	-	-	(5,208)
Disposals	297	-	-	297
Foreign currency translation	43	-	-	43

Balance – December 31, 2011	(7,112)	-	-	(7,112)
Depreciation	(7,645)	-	-	(7,645)
Disposals	2,596	-	-	2,596
Foreign currency translation	(342)	-	-	(342)
Deconsolidation of subsidiary	12,446	-	-	12,446

Balance – December 31, 2012	(57)	-	-	(57)

Net carrying value
At December 31, 2011	47,675	346,174	211,189	605,038

At December 31, 2012	44	-	-	44

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

10	Property, plant and equipment (continued)

During 2012, the Company identified a significant forecast cost overrun on the Boleo Project (note 1), which subsequently led to a significant decline in the Company’s market capitalization. In light of these events, the Company recorded an impairment loss of $171,474 against its property, plant and equipment in the statement of operations. The impairment is based on the estimated value in use of a single cash-generating unit - the Boleo Project, located in Mexico. In estimating the value in use, management applied a discounted cash flow approach, which reflected expected revenue and operating expenditure during the life of the mine using a 12.25% pre-tax discount rate.

The Company also recorded an impairment of $1,861 in 2012 against the remaining assets held at the head office.

The net book value of property, plant and equipment decreased by $836,783 from the deconsolidation of MMB in 2012 (note 4).

11	Environmental liabilities

Environmental liabilities were recorded by MMB.

Balance – January 1, 2011	359
Accretion of discounted liability for the period	168
Change in estimate – estimated cash flows (a)	15,490
Change in estimate – discount rate (b)	97

Balance – December 31, 2011	16,114
Accretion of discounted liability for the period	304
Change in estimate – estimated cash flows (a)	7,899
Change in estimate – discount rate (b)	421
Deconsolidation of subsidiary – current (note 4)	(327)
Deconsolidation of subsidiary – long-term (note 4)	(24,411)

Balance – December 31, 2012	-

a)	Additional surface disturbance during the period caused an increase in the expected amount of the remediation liability.
b)	The Company adjusted MMB’s environmental liabilities for a change in the risk-free discount rate, which was 2.38% at the date of deconsolidation of August 27, 2012 (December 31, 2011 – 2.49%).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

12	Senior debt facilities

The senior debt facilities were held by MMB. The following tables summarize the senior debt facilities held by MMB prior to deconsolidation (note 4).

	August 27,	December 31,
	2012	2011

Export-Import Bank of the United States (a)	127,088	103,916
Export Development Canada (b)	121,080	24,935
Korean Development Bank (c)	71,577	14,882
Commercial Banks (d)	39,765	8,285
Cost Overrun Facility (e)	-	-

	359,510	152,018

Deconsolidation of subsidiary (note 4)	(359,510)	-

Current balance	-	152,018

		Amount
	Face value	recognized

Balance - December 31, 2010	-	-
Contributions	176,474	164,151
Financing costs (note 9)	-	(13,539)
Capitalized interest	375	375
Interest accrued (net of interest payments)	595	595
Amortization of financing costs	-	436

Balance - December 31, 2011	177,444	152,018
Contributions	180,000	180,000
Financing costs (note 9)	-	(10,421)
Capitalized interest	1,782	1,782
Interest accrued (net of interest payments)	284	284
Amortization of financing costs	-	35,847
Deconsolidation of subsidiary (note 4)	(359,510)	(359,510)

Balance – December 31, 2012	-	-

The senior debt facilities were in an Event of Default at the time of deconsolidation (note 1).

a)	This facility was terminated in November 2012 (note 1). The fixed interest rate was 3.02% per annum.

b)	The loan bears interest at Adjusted LIBOR plus a margin that will vary between 3.75% and 4.5% at various periods of the loan.

c)	The debt facility bears interest at Adjusted LIBOR plus a margin that will vary between 3.65% and 4.1% at various periods of the loan.

d)	The debt facility bears interest at Adjusted LIBOR plus a margin that will vary between 3.8% and 4% at various periods of the loan.

e)	The $50,000 cost over-run facility was terminated subsequent to deconsolidation (note 1). No amounts were outstanding at the date of termination.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

13	Subordinated debt facilities

	December 31,	December 31,
	2012	2011

Refundable deposit liability (a)	10,000	9,360
Subordinated debt facilities held by MMB (b)	-	233,797

	10,000	243,157

Current balance	10,000	9,360

Long-term balance	-	233,797

a)	Refundable deposit liability

A refundable deposit liability of $10,000 was included in the cash proceeds received from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made not to produce manganese from the Boleo Project by the economic completion date. Alternatively, additional consideration may be paid to the Company by the Consortium of approximately $13,000 upon a positive decision related to the production of manganese being made by the time of economic completion of the Boleo Project.

Prior to the loss of control of MMB, the refundable deposit liability was measured at amortized cost. The remaining life was estimated based on a weighted probability assessment that the manganese production decision could likely be made on or earlier than December 31, 2012.

As the manganese production decision is to be made by the board of directors of MMB, the Company recognized the face value of the refundable deposit liability when the Company lost control of MMB on August 27, 2012 (note 1). The Company cannot accurately predict the outcome or timing of the manganese production decision. The change in estimate of amortized cost was recorded as accelerated accretion.

		Amount
	Face value	recognized

Balance – January 1, 2010	10,000	8,756
Accretion of discounted liability for the year	-	604

Balance - December 31, 2011	10,000	9,360
Accretion of discounted liability for the year	-	640

Balance – December 31, 2012	10,000	10,000

Current balance	10,000	10,000

Long-term balance	-	-

At December 31, 2012, the Company estimates the fair value of the refundable deposit liability to be equal to the amount payable on demand of $10,000.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

13	Subordinated debt facilities (continued)

b)	Subordinated debt facilities held by MMB

The following tables summarize the subordinated debt facilities held by MMB prior to deconsolidation (note 4).

	August 27,	December 31,
	2012	2011

Subordinated debt - KDB (i)	52,515	49,301
Funding loan - Consortium (ii)	52,373	42,269
Loans from non-controlling interest (iii)	198,712	142,227
	303,600	233,797
Deconsolidation of subsidiary – current (note 4)	(104,888)	-
Deconsolidation of subsidiary – long-term (note 4)	(198,712)	-

	-	233,797

Current balance	-	-

Long-term balance	-	233,797

		Amount
	Face value	recognized

Balance – January 1, 2010	70,791	66,331
Contributions	163,867	157,771
Financing costs (note 9)	-	(3,591)
Interest accrued	13,384	13,384
Amortization of financing costs	-	(98)

Balance - December 31, 2011	248,042	233,797
Contributions	97,470	47,264
Interest accrued	12,330	12,330
Amortization of financing costs	-	10,209
Deconsolidation of subsidiary (note 4)	(357,842)	(303,600)

Balance – December 31, 2012	-	-

(i)

The KDB subordinated debt was in an Event of Default at the time of deconsolidation (note 1). This facility bears interest at LIBOR plus a margin that varies between 3.95% and 4.3% at various periods of the loan.

(ii)	The Funding loan was in an Event of Default at the time of deconsolidation (note 1). This facility bears interest at the six-month average LIBOR plus 3.5%.

These loans are repayable within ten years from the initial distributions available to the shareholders of MMB, and accrue ordinary interest at 10% per annum.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

14	Derivative instruments

	December 31,	December 31,
	2012	2011
	(note 4)
Louis Dreyfus put option (a)	-	5,695

Derivative assets	-	5,695

Hedge liability (b)	-	29,966
Mandatory prepayment – Baja funding loan (c)	-	6,818
Mandatory prepayment – US EXIM facility (d)	-	12,924

Derivative liabilities	-	49,708

Current balance	-	42,890
Long-term balance	-	6,818

a)	Louis Dreyfus put option

As part of the project debt facility, MMB was required to arrange a $100,000 cost overrun facility. MMB obtained $50,000 of the cost overrun facility proportionately from the Commercial Banks (note 12). The Company and the Consortium had agreed to proportionately provide the remaining $50,000 of which the Company had satisfied its $35,000 contribution through an equity cost overrun facility agreed to with Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) in the form of an irrevocable letter of credit.

Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a value of Cdn$1.10 per common share, translated at the prevailing exchange rate. The cost overrun facility represents a purchase put option that does not meet the definition of equity. Consequently, the Company initially recorded a non-current derivative financial asset on its balance sheet.

During the quarter ended June 30, 2012, Louis Dreyfus filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia. During the quarter ended September 30, 2012, the Company applied to stay the Supreme Court proceedings and stay was granted (note 20(d)).

Under the terms of the Louis Dreyfus cost overrun facility, a draw on the facility is only possible if there is a simultaneous, pro rata draw on the Commercial Banks cost overrun facility. During the quarter ended December 31, 2012, the Commercial Banks elected to terminate the Commercial Banks cost overrun facility. As such, a draw on the Louis Dreyfus cost overrun facility is now very unlikely.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

14	Derivative instruments (continued)

a)	Louis Dreyfus put option (continued)

Due to the Company’s inability to utilize the facility, the value of the Louis Dreyfus put option was reduced to $Nil as of December 31, 2012.

Prior to December 31, 2012, the Company used the Black Scholes option-pricing model, applying management’s estimate of the weighted probability amount of the facility. The resulting fair value loss of $5,821 for the year (2011- $2,032 gain) was recognized in the consolidated statements of operations.

b)	Hedge liability - MMB

In order to satisfy the conditions precedent to the senior debt facilities (note 12), MMB entered into a zero cost collar copper hedging program during 2010 with the Commercial Banks for 50% of the estimated Copper production during 2014, 2015 and 2016.

The following table summarizes the hedge liability of MMB prior to deconsolidation (note 4).

			Fair value
Copper hedged	Put price	Call price	August 27,	December 31,
‘000’s lbs	$ per lb	$ per lb	2012	2011

33,716	2.40	3.96	(8,541)	(5,390)
130,146	2.40	3.97	(18,669)	(20,383)
17,637	2.40	4.01	(3,645)	(2,604)
11,097	2.40	4.02	(2,449)	(1,589)

192,596	2.40	3.97	(33,304)	(29,966)

As of August 27, 2012, MMB used market valuations provided by the counterparties to estimate the fair value. Prior to this date, MMB valued its hedge liabilities using an option valuation model. The primary inputs in the valuation model were copper price, copper price volatility and interest rates.

The Company recognized fair value losses of $3,338 (2011 - $42,764 gains) in the consolidated statements of operations.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

14	Derivative instruments (continued)

c)	Mandatory prepayment on Baja funding loan - MMB

The Baja funding loan (note 13(b)) contained a cash sweep mechanism, which required that 11% of excess free cash flows available after debt servicing be used to reduce the amounts outstanding on that facility. This mandatory prepayment represented an embedded derivative, which was separated from the host contract.

MMB was not in compliance with all covenants associated with the Baja Funding Loan and was under an Event of Default at the date of loss of control on August 27, 2012. Based on the remedies and rights available to the Consortium, management determined that the Baja funding loan contained a demand feature and that the fair value of the mandatory prepayment option associated with the Baja funding loan approximated $Nil at August 27, 2012.

The Company recognized fair value gains of $6,818 (2011 - $3,463 loss) in the consolidated statements of operations.

d)	Mandatory prepayment on US EXIM facility – MMB

The US EXIM facility (note 12) contained a cash sweep mechanism, which required that a portion of excess free cash flows available after debt servicing be used to reduce the amounts outstanding on that facility. This mandatory prepayment represented an embedded derivative, which was separated from the host contract.

MMB was not in compliance with all covenants associated with its senior debt facilities and was under an Event of Default at the date of loss of control on August 27, 2012. Based on the remedies and rights available to the senior lenders, management determined that the US EXIM facility contained a demand feature and that the fair value of the mandatory prepayment option associated with the US EXIM facility approximated $Nil at August 27, 2012.

The Company recognized fair value gains of $12,924 (2011 - $601 loss) in the consolidated statements of operations.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

15	Share capital

a)	Authorized share capital

The Company has been authorized to issue an unlimited number of common shares without par value.

b)	Warrants

Details of share purchase warrant activity is as follows:

Warrants outstanding – January 1, 2011	33,439,455
Warrants exercised during the year	(101,813)
Warrants expired during the year	(8,667,165)

Warrants outstanding – December 31, 2011	24,670,477
Warrants exercised during the year	(984,375)
Warrants expired during the year	(16,277,375)

Warrants outstanding – December 31, 2012	7,408,727

The following table summarizes information about share purchase warrants outstanding at December 31, 2012:

	Number of warrants	Weighted average	Weighted average
Range of prices	outstanding and	contractual life	exercise price
(Cdn$ per warrant)	exercisable	(years)	(Cdn$ per warrant)

1.00 to 1.49	7,408,727	2.50	1.38

c)	Stock options

Details of the Company’s stock option activity are as follows:

	Number of	Weighted average
	options	exercise price
		(Cdn$ per option)

Stock options outstanding – January 1, 2011	25,248,750	0.83
Granted	7,750,000	1.02
Exercised	(4,503,750)	0.41
Forfeited	(507,500)	1.06

Stock options outstanding – December 31, 2011	27,987,500	0.95
Granted	50,000	0.92
Exercised	(450,000)	0.40
Forfeited	(11,827,500)	0.96

Stock options outstanding – December 31, 2012	15,760,000	0.96

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

15	Share capital (continued)

c)	Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2012:

		Weighted
	Number of	average	Weighted	Number of	Weighted
	outstanding	years to	average	exercisable	average
Range of prices	options	expiry	exercise price	options	exercise price
(Cdn$ per option)			(Cdn$)		(Cdn$)

0.40 to 0.49	2,755,000	0.55	0.40	2,755,000	0.40
0.50 to 0.99	1,655,000	1.37	0.57	1,655,000	0.57
1.00 to 1.49	11,350,000	2.79	1.15	11,000,000	1.15

	15,760,000	2.25	0.96	15,410,000	0.96

At December 31, 2012, there were nil (2011 – 18,757,500) potentially dilutive shares related to stock options that have not been included in the diluted earnings per share calculation for the year presented because their effect is anti-dilutive.

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of 10% of the number of issued shares of the Company. At December 31, 2012, the Company has reserved 28,463,558 common shares under the plan. Options granted under the plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

In 2012, the Company modified its stock option plan in order to limit the options available to be granted to non-executive directors to 1% of the Company’s outstanding shares.

The fair value of the options granted during the period was estimated at each measurement date using the Black-Scholes option-pricing model. During the year, the Company granted 50,000 (2011 – 7,750,000) five-year stock options to consultants and employees, with a fair value of $25 (2011- $4,061) attributed to these options. The total stock-based compensation recorded during the year ended December 31, 2012 on all vested options was $289 (2011 – $8,012). This has been recognized, based upon the work carried out by the employee or consultant, to either general and administration expense (2012 - $338; 2011 – $5,457) or to property, plant and equipment (2012 - $(49); 2011 – $2,555), with the offsetting amount recorded to contributed surplus. The weighted average share price during the year was $0.28 (2011 - $1.08).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

15	Share capital (continued)

c)	Stock options (continued)

The fair value of stock options granted during the year was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2012	2011

Risk-free interest rate	1.15%	1.69%
Dividend yield	0%	0%
Expected volatility (i)	75%	78%
Expected stock option life	3.85 years	3.35 years
Weighted average forfeiture rate	5.46%	1.41%
Weighted average exchange rates during the year (US$/Cdn$1)	$1.0006	$1.0117
Weighted average fair value of stock options granted	$0.50	$0.55

(i)	Expected volatility is determined by reference to historically observed prices of commons shares.

16	General and administration expense

	Years ended December 31,
	2012	2011

Office and administration	2,145	2,769
Management and directors fees (a)	1,731	1,081
Wages (a)	4,689	4,950
Professional and consulting fees	5,108	2,649
Stock-based compensation (a), (note 15(c))	338	5,457
Shareholders information (b)	2,300	880
Depreciation	1,724	1,550

	18,035	19,336

a)	See note 17 for compensation (including termination benefits) paid or payable to key management personnel.

b)	Shareholder information includes costs of $1,617 (2011 - $nil) incurred by the Company in connection with a proxy contest requisitioned by a significant shareholder.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

17	Related party transactions

Compensation of key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, other senior members of the management team, and the board of directors.

The compensation paid or payable to key management, or to companies in common with key management personnel, for services provided is shown below.

	Year ended December 31,
	2012	2011

Salaries, director fees, management fees, and short-term employee benefits	1,802	4,514
Termination benefits	1,394	-
Stock-based compensation	373	4,577

	3,569	9,091

The termination benefits above were paid to the former President and Chief Executive Officer, former Chief Financial Officer, former VP Engineering and Construction, and former VP Administration and Corporate Secretary.

Transactions with MMB

Under a management services agreement, the Company provided certain administrative, technical and other support services to MMB. In November 2012, MMB provided the required 90 days’ notice to terminate this management service agreement.

Prior to the loss of control of MMB in August 2012 (note 4), any intercompany transactions with MMB were eliminated upon consolidation.

Subsequent to the loss of control of MMB, the Company has recognized $1,099 in recoveries in the consolidated statements of operations as an offset against general and administrative expenses.

At December 31, 2012, $1,736 is included in other receivables.

Other related parties

The Company also recognized $53 (2011- $207) of general and administrative expense recoveries from a company with directors and officers in common.

The loans from the Consortium to MMB also represented related party transactions (note 13 (b)).

The above transactions occurred at commercial terms.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

18	Income taxes

Income tax recognized in profit or loss is comprised of the following:

	Years ended December 31,
	2012	2011
	(note 4)
Withholding taxes accrued (a)	1,673	(2,354)
Current income tax	-	(123)

Tax recovery (expense)	1,673	(2,477)

A reconciliation between tax expense and the product of accounting income or loss multiplied by the Company’s statutory tax rate is as follows:

	Years ended December 31,
	2012	2011
	(note 4)
(Loss) income before income tax	(322,942)	22,498

Statutory tax rate	25%	26.5%

Expected recovery (expense) at statutory tax rate	80,735	(5,962)

Effect of foreign tax rates	3,747	(1,015)
Effect of change in future tax rates	-	(544)
Effect of loss on deconsolidation	(23,404)	-
Effect of foreign exchange differences	(7,090)	4,405
Effect of inflation adjustments in foreign tax jurisdiction	(4,833)	(2,629)
Foreign withholding taxes	1,673	(2,354)
Non-deductible expenses	(28,708)	(1,365)
Other permanent differences	(295)	(236)
	21,825	(9,700)
Change in unrecognized deferred tax assets	(20,152)	7,223
Income tax recovery (expense) at effective tax rate of 0.5% (2011: 11.0%)	1,673	(2,477)

a)	The tax recovery in 2012 reflects a change in the Company’s estimation of the withholding tax liability incurred on interest to be received on MMB shareholder loans (note 8).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

18	Income taxes (continued)

The significant components of deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,	December 31,
	2012	2011

Non-capital loss carry-forwards	11,717	49,691
Deferred financing costs	95	4,395
Property, plant and equipment	1,039	-
Intercompany receivables	-	210
Capital losses and contributions	29,787	5,179
Share issuance costs	1,489	1,981
Accounts payable	-	74
Derivative liabilities	-	12,135
Environmental liabilities	-	4,535
	44,127	78,200
Unrecognized deferred tax assets	(44,127)	(23,611)

Deferred tax assets	-	54,589

Deferred financing cost	-	-
Property, plant and equipment	-	(47,903)
Senior and subordinated debt	-	(6,686)

Deferred tax liabilities	-	(54,589)

Net deferred tax asset (liability)	-	-

At December 31, 2012, that Company had unrecognized non-capital losses for income tax purposes of $46,870 (2011 - $179,889) that may be used to offset future taxable income as follows:

			December 31, 2012
		Local	USD	Expiry date
		currency	equivalent
Non-capital losses
Canadian dollar	CAD	46,632	46,870	2014 - 2032

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

19	Segmented information

The Company’s main business activity is its investment in MMB, who are developing the Boleo Project in Mexico.

The breakdown by geographic area as at December 31, 2012 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	44	43,694	43,738
Current assets	10,638	-	10,638

Total assets	10,682	43,694	54,376

Total liabilities	11,795	-	11,795

The breakdown by geographic region as at December 31, 2011 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	18,986	653,659	672,645
Current assets	34,781	59,558	94,339

Total assets	53,767	713,217	766,984

Total liabilities	14,301	498,484	512,785

No revenues were earned in either of the geographic areas.

20	Guarantees, commitments and contingencies

a)

Under the terms of the Company’s current senior lending facilities completion guarantee, the Company is liable for 70% of 2010 Project Financing. In addition, the Company has provided an overall economic completion guarantee but shall not be required to contribute more than 70% of any such amounts required. As at December 31, 2012, there is $233,274 drawn (including accrued interest) by MMB under the 2010 Project Financing. In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. As at December 31, 2012, the hedge liability reported by MMB was $46,235. The terms of the Consortium Financing state that Baja will seek to reduce its guarantee to reflect its proportionate equity interest in MMB when financing documents are renegotiated as part of an overall financing solution.

The 2010 Project Financing is senior to all other debt held by MMB, and limits MMB’s ability to transfer funds to the Company in the form of dividends or repayment of debt or advances.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

20	Guarantees, commitments and contingencies (continued)

b)	Future commitments under non-cancellable operating leases for offices are as follows:

Not later than one year	100
Later than one year and not later than five years	127

227

Minimum lease payments of $683 (2011- $636) were recognized as an expense in the Consolidated Statements of Operations.

c)

In 2012, the Company entered into a lease assignment for offices no longer being used by the Company. In order to induce the landlord to approve the assignment, the Company provided an indemnity agreement to the landlord. The Company will remain liable during the balance of the lease term in the event the assignee does not fulfill its obligations to the landlord. The lease expires September 30, 2020.

The future aggregate minimum lease payments by the assignee to the landlord covered by this indemnity agreement are as follows:

Not later than one year	641
Later than one year and not later than five years	2,619
Later than five years	1,878

5,138

No amount has been accrued for this indemnity as of December 31, 2012 as management has assessed that it was not probable that the Company will be required to cover any amounts under the indemnity.

d)

In April 2012, Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility (note 14(a)) is terminated. As part of the arbitration, Louis Dreyfus is claiming an unspecified amount of damages against the Company. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia, seeking an independent investigation of the forecasted cost overruns to the Boleo Project and the Company's disclosure thereof, as well as the removal of officers and directors which it says share responsibility for Baja's alleged failure to make timely disclosure of the forecasted cost overruns. The Company applied to stay the Supreme Court proceedings and on August 13, 2012, a stay was granted. The stay of the Supreme Court proceedings will remain in place while the arbitration tribunal in the Arbitration decides whether it has jurisdiction to consider the claims raised in the litigation and, if it accepts jurisdiction, while it hears such matters. Following the stay being granted, Louis Dreyfus amended its claim in the Arbitration to include the relief it sought in the Supreme Court and in addition, sought an order that Baja pay an unspecified amount of damages to Louis Dreyfus for unlawful oppression of Louis Dreyfus contrary to section 227 of the British Columbia Business Corporations Act. Louis Dreyfus also seeks an order that Baja pay all costs and expenses, including legal costs and arbitral expenses, incurred by Louis Dreyfus in connection with preparation and conduct of the arbitration. The arbitration hearing is scheduled for November 4-8 and 11- 13, 2013.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

20	Commitments and contingencies (continued)

e)

Following the announcement of the forecasted cost overruns and the resulting funding shortfall (note 1), a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. The petitioner is seeking:

  a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012;

  special damages in the amount of Cdn$250,000;

  punitive damages in the amount of Cdn$10,000; and

  interest and costs.

The class has not yet been certified and may never be. Accordingly, the Company has not accrued any provision for this class action suit as of December 31, 2012.

The Company intends to defend itself and has engaged legal counsel to advise and assist the Company in its defense against this lawsuit.

21	Supplemental cash flow information

Cash and cash equivalents comprise:

	December 31,	December 31,
	2012	2011
	(note 4)
Cash in bank	1,087	39,174
Term deposits with maturity of less than three months	4,475	451

	5,562	39,625

In addition to the non-cash activities arising from the deconsolidation of a subsidiary (note 4) and the reversal of the intercompany receivable and payable elimination entry of $2,036 as of the date of deconsolidation, other non-cash investing and financing activities of the Company include the following:

	December 31,	December 31,
	2012	2011

Increase in accounts payable and accrued liabilities related to property, plant and equipment	59,572	37,362

Increase (decrease) in accounts payable and accrued liabilities related to deferred financing costs	551	(1,828)

Borrowing costs	63,292	16,298

Stock-based compensation	(49)	2,555

Other supplemental information:

Interest received	558	539

Interest paid	5,628	-

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

22	Financial risk management objectives and policies

a)	Management of capital risk

It is the Company’s objective when managing capital to safeguard the Company’s ability to continue as a going concern, in order to maximize the potential value of its investment in associate and to pursue alternative project opportunities for the benefit of its stakeholders. To date the Company has relied on funding from a combination of equity sources (common shares, options and warrants) and debt sources (senior and subordinated debt) for capital investments. Following the loss of control of MMB, the Company expects that it may continue to be dependent on the capital markets as its source of operating capital. The Company’s capital resources are now largely determined by the strength of the junior resource markets and by the status of the Boleo Project in relation to these markets, and the Company’s ability to compete for investor support for the Boleo Project and any other prospective projects.

The Company manages the capital structure and makes appropriate adjustments to it based upon changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

The Company’s short-term operating budgets are reviewed and updated annually and as necessary depending on various factors, including operational and strategic decision-making and general industry conditions.

b)	Management of financial risk

i)	Market risk

Foreign exchange risk

The Company operates internationally with offices and operations in Canada and Luxembourg, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A portion of the Company’s expenses are incurred in US dollars and to a lesser extent other foreign currencies.

A significant change in the currency exchange rate between the US dollar relative to the Canadian dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. The functional currency of Baja is the Canadian dollar, thus significant foreign exchange gains and losses arise in converting Baja’s US dollar-based investment in the Boleo Project to Canadian dollars. In addition, a portion of the expenditures of the Boleo Project are based in Mexican pesos and therefore significant changes in the currency exchange rate between the US dollar and Mexican peso may have an effect on the reported associate results of operations and therefore the Company’s results of operations.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

22	Financial risk management objectives and policies (continued)

b)	Management of financial risk (continued)

i)	Market risk (continued)

A 1% appreciation or depreciation in the CAD/USD foreign exchange rate would result in an additional foreign exchange gain or loss of approximately $382 (2011 - $2,817) and an additional currency translation gain or loss in other comprehensive income of $725 (2011 - $3,002).

As at December 31, 2012, the Company had the following foreign denominated financial assets and liabilities, which are subject to foreign exchange risk:

Baja Mining Corp.	Foreign	Functional
	currency amount	currency amount
	USD	CAD

Cash and cash equivalents	273	271
Short-term deposit	3,710	3,691
Intercompany credit facility	33,709	33,537
Other current assets	502	499

As at December 31, 2011, the Company had the following foreign denominated financial assets and liabilities, which are recorded in the Company’s functional currency and are subject to foreign exchange risk:

Baja Mining Corp.	Foreign	Functional
	currency amount	currency amount
	USD	CAD

Cash and cash equivalents	152	155
Intercompany credit facility	248,043	252,260
Other current assets	264	269

Minera y Metalúrgica del	Foreign currency amount		Functional
Boleo, S.A.P.I. de C.V.			currency amount
	CAD	MXP	USD

Cash and cash equivalents	1,715	23,425	3,362
Other current assets	-	290,760	20,801
Accounts payable	2,809	34,279	5,215

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

22	Financial risk management objectives and policies (continued)

b)	Management of financial risk (continued)

i)	Market risk (continued)

Interest rate risk

Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2012, the Company has cash and cash equivalents and no interest-bearing debt and therefore is not exposed to the risk of changes in market interest rates.

The Company has not entered into any contracts to hedge its risk against interest rate fluctuations.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The underlying value of the Company’s investment in associate is related to the short and long term price of copper, cobalt and zinc sulphate. The price of copper has historically fluctuated widely and is affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, levels of worldwide production, short-term changes in supply and demand related to speculative activities, central bank lending, forward sales by producers and speculators, and other factors.

ii)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company believes its maximum exposure to credit risk is its carrying value of cash and cash equivalents, short-term deposits, restricted cash and other receivables.

The Company’s investment policy is to invest its available cash in instruments with ratings ranging from AA to AAA, earning investment income at fixed or variable interest rates established at the time of the investment. The Company’s cash and cash equivalents and short-term investments are composed of financial instruments issued by Chartered Banks in Canada. These investments mature at various dates over the current operating period.

The Company’s other receivables include amounts owing from third parties including $1,736 due from MMB pursuant to the termination of the management services agreement between MMB and the Company following the change in control of MMB. The Company recorded an impairment of $100 against other receivables to reflect management’s best estimate of recoverability at the year-end.

While the Company is exposed to credit losses due to the non-performance of counterparties, management does not consider this to be a significant risk.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

22	Financial risk management objectives and policies (continued)

b)	Management of financial risk (continued)

iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure as outlined in note 21(a) to these consolidated financial statements.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. As at December 31, 2012, the Company had current liabilities of $10,723 and current assets of $10,638. Accounts payable and accrued liabilities are all current.

The following table summarizes the Company`s undiscounted obligations and commitments as at December 31, 2012:

				December 31, 2012
	Less than 1	Years	Years	More than 5	Total
	year	2 – 3	4 – 5	years

Accounts payable	723	-	-	-	723
Operating lease obligations	100	109	18	-	227
Refundable manganese deposit	10,000	-	-	-	10,000

	10,823	109	18	-	10,950

c)	Fair value measurements

Certain of the Company’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and are classified based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels used to value the Company’s financial assets and liabilities are described below.

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

  Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly, i.e. as prices, or indirectly, i.e. derived from prices.

  Level 3 – Inputs for the asset or liability that are not based on an observable market, i.e. unobservable inputs.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

22	Financial risk management objectives and policies (continued)

c)	Fair value measurements (continued)

The fair values of our financial assets and financial liabilities measured at fair value on a recurring basis are summarized as follows:

December 31, 2012
Fair value
	Level 1	Level 2	Level 3	Total

Financial assets – derivative instruments (note 14)	-	-	-	-

			December 31, 2011
		Fair value
	Level 1	Level 2	Level 3	Total

Financial assets – derivative instruments	-	-	5,695	5,695

Financial liabilities – derivative instruments
Hedge liability	-	29,966	-	29,966
Mandatory prepayment – funding loan	-	-	6,818	6,818
Mandatory prepayment – US EXIM facility	-	-	12,924	12,924

Baja Mining Corp.

Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Baja Mining Corp. (“Baja” or the “Company”) are the responsibility of management. The consolidated financial statements have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 30, 2012.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control–Integrated Framework”. Based on our assessment, utilizing those criteria, management concluded that the Company’s internal control over financial reporting was effective as at that date.

The consolidated financial statements and internal controls over financial reporting have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards and to express an opinion on the effectiveness of internal controls over financial reporting. The Independent Auditors’ Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, composed of three independent directors, meets periodically, has reviewed these statements with management and the Auditors, and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of Baja.

/s/ John Greenslade	/s/ Rowland Wallenius

John Greenslade	Rowland Wallenius
President and Chief Executive Officer	Chief Financial Officer

Vancouver, B.C.
March 30, 2012

Independent Auditor’s Report

To the Shareholders of Baja Mining Corp.

We have completed an integrated audit of Baja Mining Corp.’s 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2011, and an audit of its 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Baja Mining Corp., which comprise the consolidated balance sheet as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statement of operations, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the years ended December 31, 2011 and 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Baja Mining Corp. as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Baja Mining Corp.’s internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Responsibility for Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Baja Mining Corp. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.

/s/ PricewaterhouseCoopers

Chartered Accountants
Vancouver, British Columbia
March 30, 2012

Baja Mining Corp.
Consolidated Balance Sheet
As at December 31, 2011, December 31, 2010 and January 1, 2010
(expressed in thousands of US dollars, unless stated otherwise)

	December 31,	December 31,	January 1,
	2011	2010	2010
		(note 22)	(note 22)
ASSETS
Cash and cash equivalents	39,625	48,151	5,969
Short-term deposits	33,068	-	15,608
Other current assets (note 5)	21,646	4,036	942
Current assets	94,339	52,187	22,519

Restricted cash (note 6)	31,150	103,342	-
Deposits	2,501	483	-
Inventory (note 7)	3,451	-	-
Deferred financing costs (note 8)	24,810	30,648	5,881
Property, plant and equipment (note 9)	605,038	200,824	143,252
Derivative asset (note 13(a))	5,695	3,746	-

Total assets	766,984	391,230	171,652

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	49,452	14,571	3,644
Income taxes payable	-	-	804
Current portion of environmental liabilities (note 10)	352	328	337
Current portion of subordinated debt (note 12)	9,360	-	-
Current portion of senior debt (note 11)	152,018	-	-
Current portion of derivative liabilities (note 13(b))	42,890	-	-
Current liabilities	254,072	14,899	4,785

Environmental liabilities (note 10)	15,762	359	443
Subordinated long-term debt (note 12)	233,797	75,087	21,144
Derivative liabilities (note 13(b))	6,818	72,730	-
Other long-term liabilities	2,336	-	-

Total liabilities	512,785	163,075	26,372

Share capital (note 14)	289,755	284,029	97,191
Contributed surplus	109,168	102,147	125,271
Deficit	(135,250)	(146,762)	(77,182)
Accumulated other comprehensive income (loss)	5,157	11,877	-

Equity attributable to shareholders of the Company	268,830	251,291	145,280
Non-controlling interests	(14,631)	(23,136)	-

Total equity	254,199	228,155	145,280

Total liabilities and equity	766,984	391,230	171,652

Commitments (note 19)
Subsequent events (note 23)

Approved by the Board and authorized for issue on March 27, 2012.

/s/ John Greenslade	Director	/s/ Graham Thody	Director

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
For the years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless stated otherwise)

Consolidated Statement of Operations
	Years ended December 31,
	2011	2010
		(note 22)
Expenses
General and administration (note 15)	19,336	10,579
Research	730	627
Other	2,746	-

Loss before other items	(22,812)	(11,206)

Foreign exchange gain (loss)	3,967	(9,896)
Fair value adjustment on derivative instruments (note 13)	40,732	(72,730)
Finance income	800	385
Finance costs	(189)	-
Change in estimate – refundable deposit liability (note 12(c))	-	1,113

Income (loss) before tax	22,498	(92,334)

Taxation expense (note 17)	(2,477)	(382)

Income (loss) for the year	20,021	(92,716)

Income (loss) for the year attributable to:
Shareholders of the Company	11,512	(69,580)
Non-controlling interests	8,509	(23,136)

Earnings (loss) per share –
Basic	0.03	(0.41)
Diluted	0.03	(0.41)

Weighted average number of shares outstanding –
Basic	336,951,773	169,750,830
Diluted	343,541,820	169,750,830

Consolidated Statement of Comprehensive Income (Loss)
	Years ended December 31,
	2011	2010
		(note 22)
Income (loss) for the period	20,021	(92,716)

Other comprehensive (loss) income
Currency translation adjustment	(6,724)	11,877

Total comprehensive income (loss)	13,297	(80,839)

Total comprehensive income (loss) attributable to:
Shareholders of the Company	4,792	(57,703)
Non-controlling interests	8,505	(23,136)

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
Consolidated Statement of Changes in Equity
(expressed in thousands of US dollars, unless stated otherwise)

					Accumulated
					other		Non-
	Share capital		Contributed		comprehensive		controlling
	Number	Amount	surplus	Deficit	income (loss)	Total	interests	Total
Balance – January 1, 2010	143,394,337	97,191	125,271	(77,182)	-	145,280	-	145,280
Loss for the year	-	-	-	(69,580)	-	(69,580)	(23,136)	(92,716)
Currency translation adjustment	-	-	-	-	11,877	11,877	-	11,877
Bought deal financing, net of share issuance costs of $10,717	189,200,000	185,767	-	-	-	185,767	-	185,767
Exercise of stock options	1,578,750	1,071	(505)	-	-	566	-	566
Stock-based compensation expense	-	-	1,432	-	-	1,432	-	1,432
Fair value of warrants issued	-	-	3,901	-	-	3,901	-	3,901
Fair value differential of loans from non-controlling interests	-	-	5,810	-	-	5,810	-	5,810
Modification of loans from non-controlling interests	-	-	(33,762)	-	-	(33,762)	-	(33,762)
Balance – December 31, 2010	334,173,087	284,029	102,147	(146,762)	11,877	251,291	(23,136)	228,155
Income for the year	-	-	-	11,512	-	11,512	8,509	20,021
Currency translation adjustment	-	-	-	-	(6,720)	(6,720)	(4)	(6,724)
Exercise of stock options	4,503,750	5,523	(3,633)	-	-	1,890	-	1,890
Stock-based compensation expense	-	-	8,012	-	-	8,012	-	8,012
Exercise of warrants	101,813	203	(99)	-	-	104	-	104
Fair value differential of loans from non-controlling interests	-	-	(1,321)	-	-	(1,321)	-	(1,321)
Fair value differential of Baja funding loan	-	-	4,062	-	-	4,062	-	4,062
Balance – December 31, 2011	338,778,650	289,755	109,168	(135,250)	5,157	268,830	(14,631)	254,199

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
Consolidated Statement of Cash flows
For the years December 31, 2011 and 2010
(expressed in thousands of US dollars, unless stated otherwise)

	Years ended December 31,
	2011	2010
		(note 22)
Cash flows from operating activities
Income (loss) for the year	20,021	(92,716)
Items not affecting cash
Depreciation and accretion	1,670	394
Stock-based compensation expense	5,457	974
Unrealized foreign exchange	(6,235)	9,580
Fair value adjustment on derivative instruments	(40,732)	72,730
Impairment charges	2,746	-
Income tax provision	2,477	382
Change in estimate – refundable deposit liability	-	(1,113)
	(14,596)	(9,769)
Income tax paid	-	(804)
Special warrants liability payment	(333)	(333)
Net changes in working capital balances
Other current assets	498	(1,271)
Accounts payable and accrued liabilities	(786)	2,703
	(15,217)	(9,474)
Cash flows from investing activities
(Investment in) redemption of short term deposits	(34,023)	15,860
Acquisition of property, plant and equipment	(339,599)	(47,638)
Increase in value-added tax recoverable	(18,213)	(1,796)
Reduction of (increase in) restricted cash	72,175	(103,316)
Increase in other long-term liabilities	646	-
Increase in long-term deposits	(2,029)	(466)
Increase in inventory	(3,451)	-
	(324,494)	(137,356)
Cash flows from financing activities
Net proceeds from issuance of common shares	1,994	186,488
Expenditure on deferred financing costs	(4,511)	(23,179)
Proceeds from subordinated debt	163,867	24,270
Proceeds from senior debt	169,674	-
	331,024	187,579

Effect of exchange rate changes on cash and cash equivalents	161	1,433

(Decrease) increase in cash and cash equivalents	(8,526)	42,182
Cash and cash equivalents - Beginning of year	48,151	5,969
Cash and cash equivalents - End of year	39,625	48,151

Supplemental cash flow information (note 20)

The accompanying notes form an integral part of these consolidated financial statements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of Operations

Baja Mining Corp. was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in Canada and the United States and trades on the Toronto Stock Exchange, the Frankfurt Stock Exchange and the OTC:QX International. The Company is domiciled in Canada and its registered office is 500 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6.

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries. The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Boleo Luxembourg holds a 70% interest in Minera y Metalúrgica del Boleo, S.A. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. In addition, MMB holds a 100% interest in Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

During 2010, the Company commenced construction of a mine at its Boleo Project after completion of project financing (notes 11 and 12). During 2011, the Company commenced surface and underground mining activities.

These consolidated financial statements have been prepared on a going concern basis, which contemplates, the realization of assets and settlement of liabilities in the normal course of business.

2	Basis of preparation and adoption of International Financial Reporting Standards

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) and to require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. Subject to certain transition elections and exceptions disclosed in note 22, the Company has consistently applied the accounting policies used in the preparation of its opening IFRS balance sheet at January 1, 2010 throughout all periods presented, as if these policies had always been in effect. Note 22 discloses the impact of the transition to IFRS on the Company’s reported balance sheets as at January 1, 2010 and December 31, 2010, and results of operations and cash flows for the year ended December 31, 2010, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 prepared in accordance with Canadian GAAP.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies

	a)	Basis of preparation

These consolidated financial statements have been prepared on a historic cost basis, except for certain financial instruments which are measured at fair value.

	b)	Principles of consolidation

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries. The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Boleo Luxembourg holds a 70% interest in Minera y Metalúrgica del Boleo, S.A. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. In addition, MMB holds a 100% interest in Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

Subsidiaries are all entities the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies and generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on which control ceases.

All significant inter-company transactions and balances have been eliminated.

	c)	Foreign currency translation

Functional currency, as described in IAS 21 The effects of changes in foreign exchange rates (“IAS 21”), is the currency of the primary economic environment in which the Company operates. The functional currency of Baja Mining Corp. is the Canadian dollar, the functional currencies of MMB, Baja Luxembourg and Boleo Luxembourg is the US dollar, while the functional currency of Costeros and Meseta is the Mexican Peso.

The Company changed its presentation currency from Canadian dollars (“Cdn$”) to US dollars effective January 1, 2011. In accordance with IAS 1 Presentation of financial statements (“IAS 1”), comparative information is also presented in US dollars.

The assets and liabilities and results of Baja Mining Corp., Costeros and Meseta have been translated to US dollars as follows: assets and liabilities using the exchange rate at period end; and income, expenses and cash flow items using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period). All resulting exchange differences arising from the translation of the entities with a functional currency other than the US dollar are reported within accumulated other comprehensive income (“AOCI”), as a separate component of equity.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	c)	Foreign currency translation (continued)

In preparing the financial results of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency of the individual entities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities and equity are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

	d)	Financial instruments

		(i)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash and cash equivalents exclude cash subject to restrictions (note 6). Cash and cash equivalents and restricted cash are designated as loans and receivables.

		(ii)	Short-term deposits

Short-term deposits include term deposits and short-term highly liquid investments with the original term to maturity of greater than three months but less than one year. Short-term deposits are designated as loans and receivables.

		(iii)	Other receivables and deposits

Other receivables and deposits are classified as loans and receivables and accordingly are measured initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest method.

		(iv)	Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities and debt are classified as other financial liabilities and are initially recognized at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	d)	Financial instruments (continued)

		(v)	Derivative financial instruments

The Company may enter into forward sales, forward purchases and metal options from time to time to preserve and enhance future cash flow streams. Forward exchange contracts may be entered into from time to time to hedge anticipated future transactions. Derivatives embedded in non-derivative contracts are recognized separately unless closely related to the host contract.

Derivative financial instruments, including embedded derivatives, are initially recognized at fair value on the date the contract is entered into and are subsequently re-measured at their fair value. Fair values of derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the balance sheet date. Changes in fair value are recognized in profit or loss as the Company does not currently apply hedge accounting.

Derivative instruments are classified as current or non-current assets or liabilities, depending on their maturity dates.

		(vi)	Financial assets – impairments

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment may include the following:

  significant financial difficulty of the issuer or counterparty;

  default or delinquency in interest or principal payments; or

  it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

e)	Share purchase warrants

Share purchase warrants issued by the Company with an exercise price denominated in the Company’s functional currency are considered to be equity instruments, with the consideration received reflected as contributed surplus. Upon exercise, the original consideration is reallocated from contributed surplus to share capital along with the associated exercise price.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	f)	Inventories

Inventories are comprised of stockpiled ore and consumables. Stockpiled ore is valued at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes direct mining expenditures, as well as an allocation of indirect mining costs. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Consumables are valued at the lower of cost and net realizable value, with replacement cost used as the best available measure of net realizable value. If carrying value exceeds the net realizable amount, a write down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused it no longer exist.

	g)	Deferred financing costs

Deferred financing costs in connection with proposed debt or equity issuances that are probable are recorded as assets. As the corporate transactions occur, the deferred financing costs are allocated to the carrying value of the debt or equity recognized. Deferred financing costs include only those costs which are incremental and directly attributable to the proposed issuance and any overhead costs are expensed as incurred. In the event that the issuance is abandoned, previously capitalized deferred financing costs are expensed through the statement of operations.

	h)	Property, plant and equipment

Mineral properties

Acquisition costs for property rights and mining concessions are capitalized. Exploration and evaluation costs are expensed in the period incurred. Development costs are capitalized once a development decision is made based on consideration of project economics, including future metal prices, reserves and resources and estimated operating and capital costs.

A decision to develop the Boleo Project was made following the completion of the Definitive Feasibility Study on the economic and technical feasibility of the project in May 2007. From that point forward, all costs directly attributable to mine and project development are capitalized until such a time as individual mines or components of the project are capable of operating in the manner intended by management.

Capitalized costs of each component of a producing project are amortized on a unit-of-production basis over estimated ore reserves.

Plant and equipment and construction in progress

Plant and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	h)	Property, plant and equipment (continued)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced component is derecognized. All other costs are charged to the Consolidated Statement of Operations during the period in which they are incurred.

Assets available for use are depreciated to their residual values over their estimated useful lives.

Generally, the process plant and mining machinery and equipment are depreciated using the unit-of- production method. The process plant is depreciated over estimated ore reserves and mining machinery and equipment are depreciated over the expected useful life of the asset in hours. Depreciation of other plant and equipment is calculated using the straight-line method over the following estimated useful lives:

Computer software and equipment	two to three years
Process mobile equipment	three to ten years
Transportation equipment	four years
Office equipment, furniture and vehicles	five years
Leasehold improvements	ten years
Buildings	twenty years

Both the estimated useful lives and residual values of assets are reviewed at least annually.

i)	Borrowing costs

Borrowing costs on funds directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of the asset until such time as substantially all the activities necessary to prepare the asset for its intended use or sale are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use.

Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, interest is capitalized based on the weighted-average interest rate applicable to general borrowings outstanding during the period of construction. The amount of borrowing costs capitalized during the period cannot exceed the actual amount of borrowing costs incurred during the period. Capitalized borrowing costs are amortized over the useful life of the related asset.

Borrowing costs include commitment fees on the undrawn and uncancelled amount of senior debt facilities. All other borrowing costs are expensed as incurred.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	j)	Impairment of assets

Assets that have an indefinite useful life are not subject to depreciation and are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to depreciation or amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (“cash-generating units”).

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

	k)	Leases

Leases where the lessee assumes substantially all of the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the lower of the estimated present value of the underlying lease payments and the fair value of the asset. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the balance outstanding. The obligations, net of finance charges, are included in subordinated long-term debt, except for those which are due within 12 months of the reporting date, which are classified as current liabilities.

The interest element is included as a finance charge in profit or loss over the lease period. The property, plant and equipment acquired under finance leasing contracts is depreciated in terms of the group accounting policy, limited to the lease contract term.

Leases of assets under which substantially all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. The lease expenses are charged to profit or loss on a straight line basis over the life of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	l)	Provisions

		(i)	General provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the period end, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

		(ii)	Environmental liabilities

The Company recognizes liabilities for constructive and legal obligations associated with the retirement of property, plant and equipment that result from the acquisition, construction, development or normal operation of the assets. Such environmental liabilities are recognized based on the discounted estimated future cash flows. The Company has considered all risks relating to the liabilities in the cash flow estimates and, as such, applies a risk-free discount rate. Environmental liabilities are adjusted at each reporting period for changes to factors, including the expected amount of the cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate. The net present value of future reclamation cost estimates is capitalized to mineral properties and is depreciated on the same basis as mineral properties.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to property, plant and equipment with a corresponding entry to the asset retirement obligation. The Company’s estimates are reviewed at the end of each reporting period for changes in regulatory requirements, effects of inflation and changes in estimates.

m)	Stock-based compensation

The Company’s share option plan provides for the granting of stock options to directors, officers, employees and service providers, which allows them to purchase common shares of the Company. The Company grants such options on a graded vesting basis for periods of up to five years at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The fair value of the options issued to employees, or those providing services similar to employees, are measured at the grant date, using the Black-Scholes option pricing model, and is recognized over the period that the employees earn the options. The fair value is either recognized as general and administration expense or as property, plant and equipment when grants are to individuals working directly on mineral projects. A corresponding increase is then recognized in equity.

The amount recognized is adjusted to reflect the number of share options expected to vest. Stock options issued to non-employees are recognized based on the fair value of the goods or services received.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	n)	Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustments to tax payable in respect of previous years.

Deferred tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are reviewed at each reporting period and recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets and liabilities of the same taxable entity are offset when they relate to taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities are presented as non-current.

	o)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the year attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if outstanding stock options and warrants were exercised and converted to common shares. The weighted average number of diluted shares is calculated in accordance with the treasury stock method, whereby dilution is calculated based upon the number of common shares issued should “in-the-money” stock options and warrants be exercised and the proceeds used to repurchase common shares of the Company at the average market price during the period.

	p)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	q)	Adoption of new or revised IFRSs and IFRSs not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

		(i)	IFRS 9 – Financial Instruments

In October 2010, the IASB added the requirements for financial liabilities in the previously issued IFRS 9 Financial Instruments (“IFRS 9”). This standard is effective for annual periods beginning on or after January 1, 2015 and replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. The main difference is that, in cases where the fair value option is taken for financial liabilities, the past of the a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

		(ii)	IFRS 10 – Consolidation

In May 2011, the IASB issued IFRS 10 Consolidation (“IFRS 10”), which replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

		(iii)	IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements (“IFRS 10”), which replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	q)	Adoption of new or revised IFRSs and IFRSs not yet effective (continued)

		(iv)	IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

		(v)	IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

		(vi)	Amendments to Other Standards

In addition, the IASB has made amendments to existing standards, including IAS 27 and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28 has been amended to include joint ventures in its scope and for conforming changes based on the issuance of IFRS 10 and IFRS 11. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

		(vii)	Amendments to IAS 1 – Presentation of Financial Statements

The IASB has amended IAS 1 Presentation of Financial Statements (“IAS 1”) to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

	q)	Adoption of new or revised IFRSs and IFRSs not yet effective (continued)

		(viii)	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), sets out the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset. This standard is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of this standard on its financial statements or determined whether it will adopt this standard early.

4	Critical accounting estimate and judgements

	a)	Critical accounting estimates and assumptions

The preparation of the consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of various future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates.

Estimates are reviewed on an ongoing basis using historic experience and other factors that are considered relevant given the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period are as follows:

		(i)	Estimated environmental liabilities

The Company’s asset retirement obligation represents management’s best estimate of the present value of the future cash outflows required to settle the liability. The provision includes estimates of future costs, inflation, assumptions of risks associated with the future cash outflows, and the applicable risk free interest rate for discounting the future cash outflows. Changes in these factors could result in a change in the provision recognized by the Company.

		(ii)	Fair value of loans from non-controlling interests

The loans from non-controlling interests meet the definition of financial liabilities and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method (note 12(d)). The Company applied valuation techniques to estimate the fair value of loans from non-controlling interests, and any changes in the assumptions used could result in a change in the fair value of the financial liability. These estimates include management’s best estimate of the probable amount and timing of cash flows.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

4	Key sources of estimation uncertainty and critical accounting judgements (continued)

	a)	Critical accounting estimates and assumptions (continued)

		(iii)	Fair value of derivative instruments

The Company’s derivative instruments are measured at fair value using valuation techniques, and as a result, any changes in assumptions used to estimate the fair value could result in a change in fair value of the derivative instruments. The Company’s derivative instruments include:

  The Company’s cost overrun facility represents a purchased put option (note 13(a));

  Zero cost collar copper hedges (note 13(b)(i)); and

  Mandatory prepayment options on the Baja funding loan (note 13(b)(ii)) and on the Export- Import Bank of the United States (“US Exim”) facility (note 13(b)(iii)).

(iv)	Fair value of the US Exim facility

The US Exim facility (note 11(a)) meets the definition of a financial liability and is initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. The Company applied valuation techniques to estimate the fair value of the US Exim facility, and any changes in the assumptions used could result in a change in the fair value of the financial liability. These estimates include management’s best estimate of the probable amount and timing of cash flows.

(v)	Fair value of the funding loan

The funding loan from Korea Resources Corporation, LS Nikko Copper, Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively “the Korean Consortium”) (note 12(b)) meets the definition of a financial liability and is initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. The Company applied valuation techniques to estimate the fair value of the funding loan, and any changes in the assumptions used could result in a change in the fair value of the financial liability. These estimates include management’s best estimate of the probable amount and timing of cash flows.

(vi)	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

Estimates of future taxable income are based on forecasted cash flows and the application of tax laws in each jurisdiction. The Company does not currently have cash flows from operations causing uncertainty that future taxable income will be available to utilize its deferred tax assets. Management reassesses unrecognized deferred tax assets at the end of each reporting period.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

4	Key sources of estimation uncertainty and critical accounting judgements (continued)

b)	Critical judgements in applying accounting policies

The critical judgements made by the Company’s management in the process of applying the Company’s accounting policies, apart from those involving estimation (note 4(a)), which have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that the exploration, evaluation and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological and metallurgic information, scoping and feasibility studies, existing permits and life of mine plans.

5	Other current assets

	December 31,	December 31,	January 1,
	2011	2010	2010

Deposits	-	679	38
Prepaid expenses	247	533	19
Value-added tax recoverable	20,801	2,588	775
Other receivables	598	236	110

	21,646	4,036	942

The Company expects to fully recover its receivables, including its value-added tax recoverable and therefore, no allowance has been recorded against these receivables.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

6	Restricted cash

	December 31,	December 31,	January 1,
	2011	2010	2010

Construction funds (a)(i)	24,271	99,003	-
Reclamation fund (a)(ii)	4,900	3,500	-
Amounts restricted through credit facilities (b)	1,979	839	-

	31,150	103,342	-

a)	As required under the senior debt arrangement signed on September 28, 2010 (note 11), the Company set up certain trust accounts for project funding:

(i)	Funds from this account may be drawn on a monthly basis, based on approved cash flow projections, and used only on the Boleo Project.

(ii)

The Company has deposited $4,900 into a Reclamation and Closing Account. The funds from this account are to be used solely for the payment of approved closure and reclamation costs of the Boleo Project.

b)

The Company has provided a letter of credit (“LC”) related to a tenant improvement allowance for $750 (Cdn$757). The LC will reduce evenly over the 10 year lease beginning after the second year. In addition, the Company obtained certain operating credit facilities for which it provided $79 (Cdn$80) in security deposits. The Company also provided LC’s of $1,150 as collateral for agreements related to the construction and/or acquisition of equipment and other assets, which form part of the development of the Boleo Project.

7	Inventory

	December 31,	December 31,	January 1,
	2011	2010	2010

Stockpiled ore	814	-	-
Development consumables	2,637	-	-

	3,451	-	-

Stockpile ore inventory represents ore that has been extracted and is available for further processing. The processing plant is not scheduled for completion in the next twelve months and as a result, stockpiled ore has been classified as long-term inventory.

8	Deferred financing costs

Balance – January 1, 2010	5,881
Additions	25,209
Transfer to share issuance costs	(512)
Foreign exchange adjustment	70
Balance – December 31, 2010	30,648
Additions	11,627
Transfer to senior debt (notes 11(a) - (d))	(13,539)
Transfer to subordinated debt (notes 12(a) and 12(b))	(3,591)
Foreign exchange adjustment	(335)

Balance – December 31, 2011	24,810

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

9	Property, plant and equipment

	Plant and	Construction	Mineral
	equipment	in progress	properties	Total
Cost
Balance – January 1, 2010	3,039	52,887	88,771	144,697
Additions	6,098	10,894	37,591	54,583
Borrowing costs capitalized	-	-	2,834	2,834
Share-based payments capitalized	-	-	458	458
Asset retirement obligation change in estimate	-	-	194	194
Disposals	-	-	-	-
Foreign currency translation	164	-	138	302

Balance – December 31, 2010	9,301	63,781	129,986	203,068
Additions	24,155	306,878	40,647	371,680
Borrowing costs capitalized	-	-	22,708	22,708
Share-based payments capitalized	-	-	2,555	2,555
Asset retirement obligation change in estimate	-	-	15,490	15,490
Transfer between categories	24,485	(24,485)	-	-
Disposals	(297)	-	-	(297)
Impairment	(2,746)	-	-	(2,746)
Foreign currency translation	(111)	-	(197)	(308)

Balance – December 31, 2011	54,787	346,174	211,189	612,150

Accumulated depreciation
Balance – January 1, 2010	(1,445)	-	-	(1,445)
Depreciation	(754)	-	-	(754)
Disposals	-	-	-	-
Foreign currency translation	(45)	-	-	(45)

Balance – December 31, 2010	(2,244)	-	-	(2,244)
Depreciation	(5,208)	-	-	(5,208)
Disposals	297	-	-	297
Foreign currency translation	43	-	-	43

Balance – December 31, 2011	(7,112)	-	-	(7,112)

Net carrying value
At January 1, 2010	1,594	52,887	88,771	143,252
At December 31, 2010	7,057	63,781	129,986	200,824
At December 31, 2011	47,675	346,174	211,189	605,038

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

10	Environmental liabilities

	December 31,	December 31,	January 1,
	2011	2010	2010

Special warrants liability (a)	-	328	623
Asset retirement obligation (b)	16,114	359	157

	16,114	687	780

Current balance	352	328	337

Long-term balance	15,762	359	443

a)	Special warrants liability

On February 1, 2011, the Company made the final of four payments to the Commission of Natural Protected Areas (CONANP), Bank Monex and Ecobanca. Total payments were $1,100.

	Total Amount	Discounted

Balance – January 1, 2010	667	623
Accretion of discounted liability for the period	-	38
Less – Repayment	(333)	(333)

Balance – December 31, 2010	334	328
Accretion of discounted liability for the period	-	6
Less – Repayment	(334)	(334)

Balance – December 31, 2011	-	-

b)	Asset retirement obligation

Balance – January 1, 2010	157
Accretion of discounted liability for the period	8
Change in estimate – estimated cash flows (i)	194

Balance – December 31, 2010	359
Accretion of discounted liability for the period	168
Change in estimate – estimated cash flows (i)	15,490
Change in estimate – discount rate (ii)	97

Balance – December 31, 2011	16,114

Current balance	352

Long-term balance	15,762

(i)	Additional surface disturbance during the period caused an increase in the expected amount of the remediation liability.

(ii)	The Company has adjusted its asset retirement obligation for a change in the risk-free discount rate, which was 2.49% at December 31, 2011 (December 31, 2010 – 3.48%).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

10	Environmental liabilities (continued)

b)	Asset retirement obligation (continued)

The Company estimated as at December 31, 2011 that the undiscounted closure costs would amount to $29,404 over an estimated remaining project life in excess of 24 years.

11	Senior long-term debt facilities

On September 28, 2010 the Company finalized and signed the senior debt facilities outlined below, which are collateralized by a first mortgage over the Company’s assets and severally guaranteed by the Korean Consortium for their portion of the debt. The proceeds from the facilities are to be used exclusively for the construction, development, financing (consisting of interest and fees) and working capital costs of the Boleo Project.

Following the injection of spending of the required contributions by the Company and the Korean Consortium, as well as compliance with a number of standard conditions precedent, which included the implementation of a hedging program (note 13(b)(i)), each of the facilities may be drawn down pro-rata subject to eligibility requirements associated with the US Exim facilities. The Company satisfied all conditions precedent in the fourth quarter of 2011 and completed its first two draws from the senior debt facilities.

Under the terms of the facilities, 35% of excess free cash flows available after debt servicing are required to be used to reduce the amounts outstanding under the facilities (“cash sweeps”), while the amounts needed for up to six months of debt servicing are required to be maintained in a separate Debt Service Reserve Account. Furthermore, the Company is permitted to make voluntary prepayments on the facilities.

	December 31,	December 31,	January 1,
	2011	2010	2010

Export-Import Bank of the United States (a)	103,916	-	-
Export Development Canada (b)	24,935	-	-
Korean Development Bank (c)	14,882	-	-
Commercial Banks (d)	8,285	-	-
Cost Overrun Facility (e)	-	-	-

	152,018	-	-

Current balance	152,018	-	-

Long-term balance	-	-	-

Due to an administrative error, the commitment fees that were due to the US Exim on December 18, 2011 were paid in January 2012. By payment of the commitment fees in January 2012, the Company remedied the error and was able to subsequently draw from the remainder of the senior debt facilities (note 23(b)). As at December 31, 2011, the matter was continuing and IAS 1 paragraphs 69 and 74 contains a specific requirement that liabilities be presented as current in the event that the Company does not have the unconditional right to defer settlement of these balances for at least twelve months.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

11	Senior long-term debt facilities (continued)

As a result, due to the provisions in the senior debt loan agreements, the Company is required to present the US Exim loan balance and mandatory prepayment derivative, along with all other senior debt loan balances and the hedge liability as current liabilities at December 31, 2011 (note 13). Based on the resolution of this matter in January 2012, management estimates that the loans will be repaid in accordance with the repayment terms set out below, rather than within 12 months.

Other than this administrative error, the Company was in compliance with all covenants associated with these facilities at December 31, 2011.

a)	Senior debt – Export-Import Bank of the United States

US Exim approved a debt facility of $419,612, which includes accrued interest and the capitalized exposure fee of $22,579. The loan bears interest at a fixed rate of 3.02% per annum. Such interest is accrued and added to the principal outstanding, until the final economic completion date of the project (as defined in the lending agreement). The exposure fee is added to the principal proportionately on each draw. The total indebtedness will be repayable in 23 equal instalments, every six months beginning December 18, 2013, subject to cash sweeps. In addition, the Company may elect to make voluntary minimum prepayments of $5,000 on any instalment date.

During the construction period, interest is accrued as part of the facility. Once the Project reaches economic completion, interest will be payable at least every six months. In addition, from November 26, 2010, the Company accrues commitment fees of 0.5% per annum on the uncancelled and undrawn amount of the facility. The accrued commitment fees are payable every six months starting on June 18, 2011.

The mandatory cash sweep mechanism included in the US Exim loan represents an embedded derivative, which has been separated from the host instrument (note 13(b)(iii)).

	Face value	Amount
		recognized

Balance - December 31, 2010	-	-
Contributions	126,002	113,679
Financing costs (note 8)	-	(10,625)
Capitalized interest	375	375
Interest accrued	141	141
Accretion of discounted liability for the year	-	346

Balance – December 31, 2011	126,518	103,916

At December 31, 2011, the Company estimated the fair value of the US Exim senior debt at $86,419, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 9.41% which took into account an element of the cost of borrowing and the marginal rates charged on similar senior debt instruments that are repayable over a similar time period.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

11	Senior long-term debt facilities (continued)

b)	Senior debt – Export Development Canada (“EDC”)

EDC has provided the Company with a debt facility of up to $150,000, which includes accrued interest. The loan bears interest at Adjusted LIBOR plus a margin that will vary between 3.75% and 4.5% at various periods of the loan. The facility shall be repayable in 23 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013.

The Company may elect interest periods of one, two, three or six months. Until the earlier of June 30, 2013 and economic completion, interest is accrued and added to the principal outstanding. Once the Project reaches economic completion, interest will be payable every three months, or at the end of the interest period if less than three months. In addition, the Company accrues commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which are repayable every three months.

	Face value	Amount
		recognized

Balance - December 31, 2010	-	-
Contributions	26,106	26,106
Financing costs (note 8)	-	(1,480)
Interest accrued	238	238
Amortization of financing costs	-	71

Balance – December 31, 2011	26,344	24,935

At December 31, 2011, the Company estimated the fair value of the EDC senior debt at $21,500, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 9.49% which took into account an element of the cost of borrowing and the marginal rates charged on similar senior debt instruments that are repayable over a similar time period.

c)	Senior debt – Korean Development Bank (“KDB”)

KDB has provided the Company with a debt facility of up to $90,000. The debt facility bears interest at Adjusted LIBOR plus a margin that will vary between 3.65% and 4.1% at various periods of the loan. The facility shall be repayable in 19 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013.

The Company may elect interest periods of one, two, three or six months and interest is payable every three months, or at the end of the interest period if less than three months. In addition, the Company accrues commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which are repayable every three months.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

11	Senior long-term debt facilities (continued)

c)	Senior debt – Korean Development Bank (continued)

	Face value	Amount
		recognized

Balance - December 31, 2010	-	-
Contributions	15,664	15,664
Financing costs (note 8)	-	(934)
Interest accrued	140	140
Amortization of financing costs	-	12

Balance – December 31, 2011	15,804	14,882

At December 31, 2011, the Company estimated the fair value of the KDB senior debt at $12,591, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 9.29% which took into account an element of the cost of borrowing and the marginal rates charged on similar senior debt instruments that are repayable over a similar time period.

d)	Senior debt – Commercial Banks

A group of commercial banks (“Commercial Banks”) agreed to provide $50,000 of senior debt to the Company. The debt facility bears interest at Adjusted LIBOR plus a margin that will vary between 3.8% and 4% at various periods of the loan. The facility shall be repayable in 15 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013.

The Company may elect interest periods of one, two, three or six months and interest is payable every three months, or at the end of the interest period if less than three months. In addition, the Company accrues commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which are repayable every three months.

	Face value	Amount
		recognized

Balance - December 31, 2010	-	-
Contributions	8,702	8,702
Financing costs (note 8)	-	(500)
Interest accrued	76	76
Amortization of financing costs	-	7

Balance – December 31, 2011	8,778	8,285

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

11	Senior long-term debt facilities (continued)

d)	Senior debt – Commercial Banks (continued)

At December 31, 2011, the Company estimated the fair value of the Commercial Banks senior debt at $7,010, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 9.17% which took into account an element of the cost of borrowing and the marginal rates charged on similar senior debt instruments that are repayable over a similar time period.

e)	Cost overrun facility – Commercial Banks

As part of the project debt facility, the Company was required to arrange a $100,000 cost overrun facility. The Company and the Korean Consortium have agreed to proportionately provide $50,000 of which the Company has satisfied its $35,000 contribution through an equity cost overrun facility agreed to with Louis Dreyfus (note 13(a)). The Korean Consortium has guaranteed to supply its $15,000.

The remaining $50,000 of the cost overrun facility was obtained proportionately from the Commercial Banks. In the event that the Company would draw on the cost overrun facility from the Commercial Banks, it would be subject to the above cash sweep provisions and will bear interest at Adjusted LIBOR plus 4.75%, repayable at least every three months. It shall be repayable in 11 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. The Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2015. In addition, the Company accrues commitment fees of 1.8% per annum on the uncancelled and undrawn amount of the facility, which are repayable every three months.

12	Subordinated long-term debt facilities

	December 31,	December 31,	January 1,
	2011	2010	2010

Subordinated loan - KDB (a)	49,301	-	-
Funding loan - Korean Consortium (b)	42,269	-	-
Refundable deposit liability (c)	9,360	8,756	9,350
Loans from non-controlling interest (d)	142,227	66,331	11,794

	243,157	75,087	21,144

Current balance	9,360	-	-

Long-term balance	233,797	75,087	21,144

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

12	Subordinated long-term debt facilities (continued)

a)	Subordinated loan – KDB

KDB has provided the Company with a debt facility of up to $64,000, including accrued interest. This facility ranks subordinate to all senior debt in right of payment and security and bears interest at LIBOR plus a margin that varies between 3.95% and 4.3% at various periods of the loan. The facility is repayable within one year of the repayment of the senior debt facilities, subject to voluntary prepayments and mandatory cash sweeps. Accrued interest is payable six months in arrears. In addition, the Company accrues commitment fees of 0.75% per annum on the uncancelled and undrawn amount of the facility, which are repayable on the last day of every six-month period ending June 30 or December 31 of each year.

	Face value	Amount
		recognized

Balance - December 31, 2010	-	-
Contributions	50,000	50,000
Financing costs (note 8)	-	(1,796)
Interest accrued	821	821
Amortization of financing costs	-	276

Balance – December 31, 2011	50,821	49,301

At December 31, 2011, the Company estimated the fair value of the KDB subordinated loan at $40,026, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 10.23% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments that are repayable over a similar time period.

b)	Funding loan – Korean Consortium

As part of its acquisition of 30% of MMB in 2008, the Korean Consortium was required to provide a funding loan (the “Baja funding loan”) of $50,000 to MMB, which is considered part of the Company’s share of the project funding. This facility ranks subordinate in right of payment and security to all senior debt and the KDB subordinated loan (notes 11 and 12(a)), and bears interest at the six-month average LIBOR plus 3.5%. Amounts outstanding after repayment of the senior debt facilities, will accrue interest at the six-month average LIBOR plus 5.5%.

The facility is repayable by September 7, 2020, subject to mandatory cash sweeps and voluntary prepayments from distributions available to shareholders of MMB. Accrued interest is added to the principal until economic completion after which interest would become payable six months in arrears, but only from funds available to MMB shareholders.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

12	Subordinated long-term debt facilities (continued)

b)	Funding loan – Korean Consortium (continued)

The mandatory cash sweep mechanism included in the Baja funding loan represents an embedded derivative, which has been separated from the host instrument (note 13(b)(ii)).

	Face value	Amount
		recognized

Balance - December 31, 2010	-	-
Contributions	50,000	42,583
Financing costs (note 8)	-	(1,795)
Interest accrued	946	946
Accretion of discounted liability for the year	-	535

Balance – December 31, 2011	50,946	42,269

The Company estimated the fair value of the funding loan at recognition based on:

  The application of a discount rate of 8.49% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments that are repayable over ten years.

At December 31, 2011, the Company estimated the fair value of funding loan to be $35,314, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 9.51% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments that are repayable over ten years.

c)	Refundable deposit liability

A refundable deposit liability of $10,000 was included in the cash proceeds received from the sale of 30% of the Company’s interest in MMB to the Korean Consortium in 2008. This deposit is refundable to the Korean Consortium should a decision be made not to produce manganese from the Boleo Project by the later of May 31, 2013 and economic completion. Alternatively, additional consideration may be paid to the Company by the Korean Consortium of approximately $13,000 upon a positive decision related to the production of manganese being made by the time of economic completion of the Boleo Project.

During 2010, the Company reviewed the latest available information with regards to its progress on reaching a manganese production decision and it was estimated based on a weighted probability assessment that the manganese production decision could likely be made on or earlier than December 31, 2012. There has been no change in this estimate as of December 31, 2011.

The amortized cost of the liability was re-measured at May 31, 2010, assuming a remaining life of 31 months, applying an estimated discount rate of 6.73%. As a result, the amortized cost of the refundable deposit liability as at May 31, 2010 was estimated at $8,421 and consequently a reduction in the liability of $1,113 was recognized as a change in estimate in the Consolidated Statement of Operations.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

12	Subordinated long-term debt facilities (continued)

c)	Refundable deposit liability (continued)

	Face value	Amount
		recognized

Balance – January 1, 2010	10,000	9,350
Change in estimate	-	(1,113)
Accretion of discounted liability for the year	-	519
Balance - December 31, 2010	10,000	8,756
Accretion of discounted liability for the year	-	604

Balance – December 31, 2011	10,000	9,360

Current balance	10,000	9,360

Long-term balance	-	-

At December 31, 2011, the Company estimated the fair value of the refundable deposit liability to be $9,169, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 9.06% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments that are repayable over a similar period.

d)	Loans from non-controlling interests

In November 2010, the Company confirmed revised terms on all of MMB’s shareholder loans, including those from the Company. Under the revised terms, these loans are repayable within ten years from the initial distributions available to the shareholders of MMB, and accrue ordinary interest at 10% per annum.

Management determined that the modifications to the terms were substantial and accounted for the modification as an extinguishment of the existing debt, recognizing an increase in the loans from non-controlling interests of $33,762 in contributed surplus.

	Face value	Amount
		recognized

Balance – January 1, 2010	44,686	11,794
Contributions	24,270	18,460
Modification of loan terms	-	33,762
Interest accrued	1,835	1,835
Accretion of discounted liability for the year	-	480

Balance – December 31, 2010	70,791	66,331
Contributions	63,867	65,188
Interest accrued	11,617	11,617
Accretion of liability premium for the year	-	(909)

Balance – December 31, 2011	146,275	142,227

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

12	Subordinated long-term debt facilities (continued)

d)	Loans from non-controlling interests (continued)

At December 31, 2011, the Company estimated the fair value of loans from non-controlling interests at $137,963, based on:

  A discounted cash flow with management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 9.28% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments that are repayable over ten years.

  The estimated fair value of the voluntary prepayment option of $7,832. The fair value was estimated using a receiver swap option model, applying a risk-free yield curve and a credit-spread that appropriately reflects the credit risk of the Company.

13	Derivative instruments

	December 31,	December 31,	January 1,
	2011	2010	2010

Louis Dreyfus put option (a)	5,695	3,746	-

Derivative assets	5,695	3,746	-

Hedge liability (b)(i)	29,966	72,730	-
Mandatory prepayment – Baja funding loan (b)(ii)	6,818	-	-
Mandatory prepayment – US Exim facility (b)(iii)	12,924	-	-

Derivative liabilities	49,708	72,730	-

Current balance	42,890	-	-
Long-term balance	6,818	72,730	-

The Company is required to present the US Exim mandatory prepayment and the hedge liability as current liabilities at December 31, 2011 as a result of the administrative error related to the late payment of US Exim commitment fees and the provisions in the senior debt loan agreements (note 11). Based on the resolution of this matter in January 2012, management estimates that the loans will be repaid in accordance with the repayment terms set out in note 11, rather than within 12 months.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

13	Derivative instruments (continued)

a)	Derivative assets

The Company satisfied its contribution to the cost overrun facility (note 11(d)) through a $35,000 equity cost overrun facility, agreed to with Louis Dreyfus in the form of an irrevocable letter of credit. Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a value of Cdn$1.10 per common share, translated at the prevailing exchange rate.

The cost overrun facility represents a purchase put option that does not meet the definition of equity. Consequently, the Company has recorded a non-current derivative financial asset on its balance sheet.

The Company used the Black Scholes model, applying management’s estimate of the weighted probability amount of the facility, which the Company expects to utilize. The resulting fair value gain of $2,032 for the year ended December 31, 2011 was recognized in the Consolidated Statement of Operations. There was no fair value adjustment recognized during the year ended December 31, 2010, as the cost overrun facility was not in place until the fourth quarter of 2010. The volatility rate, risk free rate and foreign exchange forward rate applied in determining the fair value were 69%, 1.2% and $1.03, respectively.

b)	Derivative liabilities

i)	Hedge liability

In order to satisfy the conditions precedent to the senior long-term debt facilities (note 11), the Company entered into a zero cost collar copper hedging program during 2010 with the Commercial Banks for 50% of the estimated Copper production during 2014, 2015 and 2016.

The details of the hedging instruments at December 31, 2011 and 2010 are as follows:

Production	Put price	Call price	Fair value
‘000’s lbs	$ per lb	$ per lb	December 31,	December 31,
			2011	2010

33,716	2.40	3.96	(5,390)	(13,761)
130,146	2.40	3.97	(20,383)	(49,566)
17,637	2.40	4.01	(2,604)	(5,812)
11,097	2.40	4.02	(1,589)	(3,591)

192,596	2.40	3.97	(29,966)	(72,730)

The Company values its hedge liabilities using an option valuation model. The primary inputs in the valuation model are copper price, copper price volatility and interest rates. The Company recognized fair value gains in the Consolidated Statement of Operations of $42,764 during the year ended December 31, 2011 and fair value losses of $72,730 during the year ended December 31, 2010.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

13	Derivative instruments (continued)

b)	Derivative liabilities (continued)

ii)	Mandatory prepayment on Baja funding loan

The Baja funding loan (note 12(b)) contains a cash sweep mechanism, which requires that 11% of excess free cash flows available after debt servicing be used to reduce the amounts outstanding on that facility. This mandatory prepayment represents an embedded derivative, which has been separated from the host contract.

The mandatory prepayment was initially recognized against contributed surplus at an estimated fair value of $3,355. The fair value at December 31, 2011 of $6,818 was determined based on:

  Management’s estimate of the probable timing of the repayment of the principal and interest under the cash sweep mechanism;

  The application of a discount rate of 9.51% which took into account an element of the cost of borrowing and the marginal rates charged on similar instruments.

The Company recognized a fair value loss in the Consolidated Statement of Operations of $3,463 during the year ended December 31, 2011 and $nil during the year ended December 31, 2010, as the Baja funding loan had not been drawn at that time.

iii)	Mandatory prepayment on US Exim facility

The US Exim facility (note 11(a)) contains a cash sweep mechanism, which requires that a portion of excess free cash flows available after debt servicing be used to reduce the amounts outstanding on that facility. This mandatory prepayment represents an embedded derivative, which has been separated from the host contract.

The mandatory prepayment option was initially recognized against the carrying value of the loan at an estimated fair value of $12,323. The fair value of the mandatory prepayment at December 31, 2011 of $12,924 was determined based on:

  Management’s estimate of the probable timing of the repayment of the principal and interest under the cash sweep mechanism;

  The application of a discount rate of 9.41% which took into account an element of the cost of borrowing and the marginal rates charged on similar instruments.

The Company recognized a fair value loss in the Consolidated Statement of Operations of $601 during the year ended December 31, 2011 and $nil during the year ended December 31, 2010, as the US Exim facility had not been drawn at that time.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

14	Share capital

a)	Authorized share capital

The Company has been authorized to issue an unlimited number of common shares without par value.

b)	Warrants

Details of share purchase warrant activity is as follows:

Warrants outstanding – January 1, 2010	25,046,978
Brokers’ warrants	1,093,750
Warrants issued for equity cost overrun facility	7,408,727
Warrants expired during the period	(110,000)

Warrants outstanding – December 31, 2010	33,439,455
Warrants exercised during the period	(101,813)
Warrants expired during the period	(8,667,165)

Warrants outstanding – December 31, 2011	24,670,477

The following table summarizes information about share purchase warrants outstanding at December 31, 2011:

	Number of warrants	Weighted average	Weighted average
Range of prices	outstanding and	contractual life	exercise price
(Cdn$ per warrant)	exercisable	(years)	(Cdn$ per warrant)

0.50 to 0.99	1,093,750	0.12	0.88
1.00 to 1.49	7,408,727	3.50	1.38
1.50 to 2.50	16,168,000	0.73	2.49

	24,670,477	1.54	2.08

At December 31, 2011, there were 23,576,727 (2010 - nil) potentially dilutive shares related to share purchase warrants that have not been included in the diluted earnings per share calculation for the year presented because their effect is anti-dilutive.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

14	Share capital (continued)

c)	Stock options

Details of the Company’s stock option activity are as follows:

	Number of	Weighted average
	options	exercise price
		(Cdn$ per option)

Stock options outstanding – January 1, 2010	13,075,000	0.43
Granted	13,815,000	1.16
Exercised	(1,578,750)	0.37
Forfeited	(62,500)	0.87

Stock options outstanding – December 31, 2010	25,248,750	0.83
Granted	7,750,000	1.02
Exercised	(4,503,750)	0.41
Forfeited	(507,500)	1.06

Stock options outstanding – December 31, 2011	27,987,500	0.95

The following table summarizes information about stock options outstanding and exercisable at December 31, 2011:

		Weighted
	Number of	average	Weighted	Number of	Weighted
	outstanding	years to	average	exercisable	average
Range of prices	options	expiry	exercise price	options	exercise price
(Cdn$ per option)			(Cdn$ per option)		(Cdn$ per option)

0.40 to 0.49	4,860,000	1.28	0.40	4,860,000	0.40
0.50 to 0.99	4,370,000	3.65	0.71	2,170,000	0.59
1.00 to 1.49	18,757,500	4.02	1.15	8,085,000	1.16

	27,987,500	3.48	0.95	15,115,000	0.83

At December 31, 2011, there were 18,757,500 (2010 - nil) potentially dilutive shares related to stock options that have not been included in the diluted earnings per share calculation for the year presented because their effect is anti-dilutive.

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of 10% of the number of issued shares of the Company. At December 31, 2011, the Company has reserved 28,913,558 common shares under the plan. Options granted under the plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

Subsequent to December 31, 2011, the Company modified its stock option plan in order to limit the options available to be granted to non-executive directors to 1% of the Company’s outstanding shares (note 23(a)).

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

14	Share capital (continued)

c)	Stock options (continued)

The fair value of the options granted during the period was estimated at each measurement date using the Black-Scholes option-pricing model. During the year, the Company granted 7,750,000 five-year stock options to consultants and employees, with a fair value of $4,061 (Cdn$4,014) attributed to these options. The total stock-based compensation recorded during the year ended December 31, 2011 on all vested options was $8,012 (2010 – $1,432). This has been recognized, based upon the work carried out by the employee or consultant, to either general and administration expense (2011 - $5,457; 2010 - $974) or to property, plant and equipment (2011 - $2,555; 2010 - $458), with the offsetting amount recorded as a credit to contributed surplus. The weighted average share price during the year was $1.08 (2010 - $1.02).

The fair value of stock options granted during the period was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2011	2010

Risk-free interest rate	1.69%	1.95%
Dividend yield	0%	0%
Expected volatility	78.15%	82%
Expected stock option life	3.35 years	3.16 years
Weighted average forfeiture rate	1.41%	0%
Weighted average exchange rates during the period (US$/Cdn$1)	$1.0117	$0.9709
Weighted average fair value of stock options granted	$1.03	$0.61

15	General and administration expense

	Years ended December 31,
	2011	2010

Office and administration	2,769	1,685
Management and directors fees	1,081	1,176
Wages	4,950	3,723
Professional and consulting fees	2,649	1,671
Stock-based compensation (note 14(c))	5,457	974
Shareholders information	880	964
Depreciation	1,550	386

	19,336	10,579

Compensation of key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, other senior members of the management team and the board of directors.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

15	General and administration expense (continued)

The following compensation has been provided to key management personnel:

	Years ended December 31,
	2011	2010

Salaries and short-term employee benefits	2,889	2,236
Stock-based compensation	4,577	647

	7,466	2,883

Upon resignation at the Company’s request, executive officers are entitled to termination benefits, which can be up to the lesser of salary for 24 months or the period remaining until age 65.

16	Related party transactions

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common:

	Years ended December 31,
	2011	2010

Directors fees – administration	313	82
Management fees – administration	768	1,094
Management fees – property, plant and equipment	544	501

	1,625	1,677

The Company also recognized $207 (2010 - $126) of office and administration cost recoveries from a company with directors and officers in common. The above transactions occurred at commercial terms. The loans from the Korean Consortium also represent related party transactions. The terms and conditions of these loans are described in notes 11 and 12.

17	Income taxes

Income tax recognized in profit or loss is comprised of the following:

	Years ended December 31,
	2011	2010
Withholding taxes accrued	2,354	391
Current income tax	123	(9)

Income tax expense	2,477	382

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

17	Income taxes (continued)

A reconciliation between tax expense and the product of accounting income or loss multiplied by the Company’s statutory tax rate is as follows:

	Years ended December 31,
	2011	2010
Income (loss) before income tax	22,498	(92,334)
Statutory tax rate	26.5%	28.5%
Expected (expense) recovery at statutory tax rate	(5,962)	26,315
Effect of foreign tax rates	(1,015)	1,160
Effect of change in future tax rates	(544)	(1,786)
Effect of difference between functional and tax reporting currency	4,405	(8,553)
Effect of inflation adjustments in foreign tax jurisdiction	(2,629)	(2,133)
Foreign withholding taxes	(2,354)	(391)
Non-deductible expenses	(1,365)	(1,568)
Other	(236)	2,261
	(9,700)	15,305
Change in unrecognized deferred tax assets	7,223	(15,687)
Income tax expense at effective tax rate of 1.4% (2010: -0.4%)	(2,477)	(382)

The significant components of deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
Non-capital loss carry-forwards	49,691	15,340	15,455
Deferred financing costs	4,395	-	-
Intercompany receivables	210	72
Capital contributions	5,179	4,498	10,128
Share issuance costs	1,981	2,575	255
Accounts payable	74	-	-
Derivative liabilities	12,135	19,428	-
Environmental liabilities	4,535	125	193
	78,200	42,038	26,031
Unrecognized deferred tax assets	(23,611)	(30,834)	(15,147)
Deferred tax assets	54,589	11,204	10,884

Deferred financing cost	-	(247)	(156)
Property, plant and equipment	(47,903)	(9,911)	(1,077)
Senior and subordinated debt	(6,686)	(1,046)	(9,651)
Deferred tax liabilities	(54,589)	(11,204)	(10,884)

Net deferred tax asset (liability)	-	-	-

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

17	Income taxes (continued)

At December 31, 2011, that Company had unrecognized non-capital losses for income tax purposes of $179,889 (2010 - $65,118) that may be used to offset future taxable income as follows:

			December 31, 2011
		Local	USD	Expiry
		currency	equivalent	date
Non-capital losses
Canadian dollar	CAD	22,972	22,589	2031
Mexican peso	MXP	2,198,773	157,300	2021
			179,889
18	Segmented information

The Company’s only business activity is the development of mineral properties, which is carried out in Mexico.

The breakdown by geographic area as at December 31, 2011 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	18,986	653,659	672,645
Current assets	34,781	59,558	94,339
Total assets	53,767	713,217	766,984

Total liabilities	14,301	498,484	512,785

The breakdown by geographic region as at December 31, 2010 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	114,234	224,809	339,043
Current assets	41,056	11,131	52,187
Total assets	155,290	235,940	391,230

Total liabilities	2,253	160,822	163,075

No revenues were earned in either of the geographic areas.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

19	Commitments

a)

The Company has entered into numerous contracts regarding development and operations of the Boleo Project. Total contractual obligations entered at December 31, 2011 are estimated to be $321,021, the payments for which are expected as follows:

2012	318,348
2013	1,680
2014	258
2015	184
Thereafter	551
321,021

b)	The Company has a number of management and consulting agreements. The future commitments under these contracts as at December 31, 2011 amount to $1,229, the payments are expected as follows:

2012	570
2013	543
2014	116
1,229

c)

The Company entered into a 10 year office lease at a new location in 2010 at an average monthly lease expense of $53 (Cdn$53) per month. In addition to the monthly lease payments, the Company has provided a security deposit of $472 (Cdn$480), and has provided a letter of credit (“LC”), related to the tenant improvement allowance, of $750 (Cdn$757) prior to occupancy (note 6(b)). The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease. The Company’s future minimum lease payments under these leases are as follows:

2012	615
2013	615
2014	615
2015	615
Thereafter	2,902
5,362
d)

As required by the terms of the senior long-term debt facilities, the Company has agreed to terms of an off- take arrangement with Louis Dreyfus whereby the Company committed to sell, on commercial terms, 70% of the copper and cobalt that is expected to be produced during the first 10 years of the Boleo Project’s operations.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

19	Commitments (continued)

e)

Under the terms of the senior long-term debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In accordance with these terms, the Company has deposited $4,900 and has committed to deposit an additional $8,500 into the project reclamation funding account before December 31, 2013, for a total of $13,400.

2012	4,900
2013	3,600
8,500

f)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

20	Supplemental cash flow information

Cash and cash equivalents comprise:

	December 31,	December 31,	January 1,
	2011	2010	2010
Cash in bank	39,174	9,888	819
Term deposits with maturity of less than three months	451	38,263	5,150
	39,625	48,151	5,969

The non-cash investing and financing activities of the Company include the following:

	December 31,	December 31,
	2011	2010

Increase in accounts payable and accrued liabilities related to property, plant and equipment	37,362	6,311
(Decrease) increase in accounts payable and accrued liabilities related to deferred financing costs	(1,828)	1,474
Borrowing costs	16,298	2,834
Stock-based compensation	2,555	458

Other supplemental information:
Interest received	539	82
Interest paid	-	-

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

21	Financial risk management objectives and policies

a)	Management of capital risk

It is the Company’s objective when managing capital to safeguard the Company’s ability to continue as a going concern, in order to pursue the development of the mineral property for its stakeholders. The Company relies on funding from a combination of equity sources (common shares, options and warrants) and debt sources (senior and subordinated debt) for capital (notes 11 and 12). These sources are expected to provide the Company with all of the estimated funding required to complete the engineering, construction and commissioning of the Boleo Project. Other than the administrative error associated with the late payment of commitment fees to US Exim (note 11), the Company was in compliance with all debt covenants at December 31, 2011. The Company paid the outstanding fees in January 2012 and subsequently drew additional funding from its other senior debt facilities in January 2012 (note 23(b)).

The Company manages the capital structure and makes appropriate adjustments to it based upon changes in economic conditions and the risk characteristics of the underlying assets and subject to the restrictions of the debt facilities agreement, which restricts project cash release or dividends until economic completion and only from funds available to MMB shareholders. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

The Company’s short-term operating budgets, project capital budgets and forecasted project operating budgets are reviewed and updated annually and as necessary depending on various factors, including successful capital deployment and general industry conditions.

b)	Management of financial risk

i)	Market risk

Foreign exchange risk

The Company operates internationally with offices and operations in Canada, the United States, Luxembourg and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A significant portion of the Company’s expenses are incurred in Mexican Pesos and to a lesser extent other foreign currencies.

A significant change in the currency exchange rates between the US dollar relative to the Mexican peso (“MXP”) or Canadian dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. However, as many of the Company’s obligations are denominated in US dollars, the impact of foreign exchange differences on US dollar denominated financial assets would be naturally hedged to an extent. The functional currency of Baja is the Canadian dollar, thus significant foreign exchange gains and losses arise in converting Baja’s US-based investment in the Boleo Project to Canadian dollars.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

21	Financial risk management objectives and policies (continued)

b)	Management of financial risk (continued)

i)	Market risk (continued)

A 1% appreciation or depreciation in the CAD/USD foreign exchange rate would result in an additional foreign exchange gain or loss of approximately $2,817 (2010 - $403) and an additional currency translation gain or loss in other comprehensive income of $3,002 (2010 - $973). A 10% appreciation or depreciation in the MXP/USD foreign exchange rate would result in an additional foreign exchange gain or loss of approximately $1,559 (2010 - $121) and an additional currency translation loss or gain in other comprehensive income of $11 (2010 - $227).

As at December 31, 2011, the Company had the following foreign denominated financial assets and liabilities, which are subject to foreign exchange risk:

Baja Mining Corp.	Foreign currency amount		Functional
			currency amount
	USD	MXP	CAD
Cash and cash equivalents	152	-	155
Intercompany credit facility	248,043	-	252,260
Other current assets	264	-	269

Minera y Metalúrgica del	Foreign currency amount		Functional
Boleo, S.A. de C.V.			currency amount
	CAD	MXP	USD
Cash and cash equivalents	1,715	23,425	3,362
Other current assets	-	290,760	20,801
Accounts payable	2,809	34,279	5,215

As at December 31, 2010, the Company had the following foreign denominated financial assets and liabilities, which are recorded in the Company’s functional currency and are subject to foreign exchange risk:

Baja Mining Corp.	Foreign currency amount		Functional
			currency amount
	USD	MXP	CAD
Cash and cash equivalents	1,882	-	1,872
Restricted cash	99,003	-	98,468
Intercompany credit facility	149,265	-	147,938

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

21	Financial risk management objectives and policies (continued)

b)	Management of financial risk (continued)

i)	Market risk (continued)

Minera y Metalúrgica del	Foreign currency amount		Functional
Boleo, S.A. de C.V.			currency amount
	CAD	MXP	USD
Cash and cash equivalents	61	1,906	215
Other current assets	-	31,978	2,588
Accounts payable	1,170	28,707	3,487

Interest rate risk

Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s variable-rate debt obligations; however, the Company has secured the largest portion of its debt facilities at fixed interest rates to mitigate its exposure to interest rate fluctuations.

The impact of a 1% (100 basis points) increase in interest rates on the Company’s debt instruments would amount to approximately $2,630 (2010 - $nil) loss. The Company has not entered into any contracts to hedge its risk against interest rate fluctuations. The Company considers the fluctuation in interest rates when selecting an interest period for its variable-rate debt.

The Company’s hedge program (note 13(b)(i)) secures cash flows from 50% of the Company’s anticipated copper production during 2014, 2015 and 2016. At the same time, the hedge program may give rise to significant fluctuation in the Company’s earnings (loss) as the Company is required to mark the hedge instruments to market value at every reporting date. In the event of non-production, the derivative liability as recognized on the balance sheet will become payable. One of the valuation inputs in the hedge valuation is market interest rates. The impact on net loss of a 1% (100 basis points) increase or decrease in market interest rates would amount to approximately $1,074 (2010 - $1,762) additional loss or gain, respectively.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

21	Financial risk management objectives and policies (continued)

b)	Management of financial risk (continued)

i)	Market risk (continued)

Commodity price risk

The value of the Company’s mineral properties is related to the short and long term price of copper, cobalt and zinc sulphate. The price of copper has historically fluctuated widely and is affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, levels of worldwide production, short-term changes in supply and demand related to speculative activities, central bank lending, forward sales by producers and speculators, and other factors.

The primary valuation inputs in the Company’s hedge valuation are copper price and volatility of copper prices. The impact on net loss of a 1% (100 basis points) increase or decrease in copper prices would amount to approximately $3,443 (2010 - $4,570) additional loss or gain, respectively. The impact on net loss of a 1% (100 basis points) increase or decrease in copper price volatility would amount to approximately $10,880 (2010 - $16,860) additional loss or gain, respectively.

ii)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company believes its maximum exposure to credit risk is its carrying value of cash and cash equivalents, short-term deposits, restricted cash and derivative assets.

The Company’s investment policy is to invest its available cash and project funds in instruments with ratings ranging from AA to AAA, earning investment income at fixed or variable interest rates established at the time of the investment. The Boleo Project funds have been segregated. Remaining funds are available for project and corporate objectives. The Company’s cash and cash equivalents and short-term investments are composed of financial instruments issued by a Chartered Bank in Canada. These investments mature at various dates over the current operating period.

While the Company is exposed to credit losses due to the non-performance of counterparties, management does not consider this to be a significant risk.

iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 21(a) to these consolidated financial statements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

21	Financial risk management objectives and policies (continued)

b)	Management of financial risk (continued)

iii)	Liquidity risk (continued)

The Company is required to present the US Exim loan balance and mandatory prepayment derivative, along with all other senior debt loan balances and the hedge liability, as current liabilities at December 31, 2011 as a result of the administrative error related to the late payment of US Exim commitment fees and the provisions in the senior debt loan agreements (note 11). Based on the resolution of this matter in January 2012, management estimates that the loans will be repaid in accordance with the repayment terms set out in note 11, rather than within 12 months (as presented in the table below).

The following table summarizes the Company`s undiscounted obligations and commitments as at December 31, 2011:

				December 31, 2011
	Less than 1	1 – 3 years	3 – 5 years	More than 5	Total
	year			years
Accounts payable	49,452	-	-	-	49,452
Operating lease obligations	615	1,230	1,230	2,287	5,362
Contract and purchase commitments	318,348	1,937	368	368	321,021
Reclamation funding	4,900	3,600	-	-	8,500
Environmental liabilities	360	-	-	29,077	29,437
Senior long-term debt	177,444	30,518	25,690	14,386	248,038
Subordinated long-term debt	10,000	-	85,914	332,913	428,827

	561,119	37,285	113,202	379,031	1,090,637

The above table does not include any commitments arising from commitment fees on available facilities related to the Company’s senior debt facilities.

c)	Fair value measurements

Certain of the Company’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and are classified based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels used to value the Company’s financial assets and liabilities are described below and valuation techniques are described in note 13.

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

  Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly, i.e. as prices, or indirectly, i.e. derived from prices.

  Level 3 – Inputs for the asset or liability that are not based on an observable market, i.e. unobservable inputs.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

21	Financial risk management objectives and policies (continued)

c)	Fair value measurements (continued)

The fair values of our financial assets and financial liabilities measured at fair value on a recurring basis are summarized as follows:

			December 31, 2011
	Fair value
	Level 1	Level 2	Level 3	Total

Financial assets – derivative instruments	-	-	5,695	5,695

Financial liabilities – derivative instruments
Hedge liability	-	29,966	-	29,966
Mandatory prepayment – funding loan	-	-	6,818	6,818
Mandatory prepayment – US Exim facility	-	-	12,924	12,924

			December 31, 2010
	Fair value
	Level 1	Level 2	Level 3	Total

Financial assets – derivative instruments	-	-	3,746	3,746

Financial liabilities – derivative instruments
Hedge liability	-	72,730	-	72,730

22	Transition to IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported balance sheets and statements of operations.

In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP Consolidated Balance Sheets as at January 1 and December 31, 2010, including a reconciliation of equity, and the Consolidated Statement of Operations and the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained.

IFRS 1 sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional balance sheet date, with the exception of certain mandatory and optional exemptions, with all adjustments to assets and liabilities taken to deficit.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

22	Transition to IFRS (continued)

The following mandatory exceptions and optional exemptions to retrospective application are applicable to the Company:

Mandatory Exceptions

(a)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

(b)	Non-controlling interests

IAS 27 requires that total comprehensive income is attributed to the owners of the parent and to non-controlling interests having a deficit balance. IFRS 1 permits the application of this requirement prospectively for first-time adopters. The Company has applied these provisions of IAS 27 on a prospective basis from the date of transition in accordance with IFRS 1.

Optional Exemptions

(c)	Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occurred on or after January 1, 2010.

(d)	Cumulative translation differences

The Company has chosen to apply the IFRS 1 election that allows a first-time adopter to set the currency translation adjustment, which is included in AOCI, to zero at January 1, 2010 and adjust deficit by the same amount. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

(e)	Share-based payment transactions

IFRS 1 does not require first-time adopters to apply IFRS 2 Share-based Payment (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS. The Company has elected to apply this exemption to awards that vested prior to January 1, 2010.

Reconciliations of assets, liabilities, equity, operations and comprehensive loss from those the Company reported under Canadian GAAP to IFRS follow below, with an explanation of the significant differences between Canadian GAAP and the current IFRS accounting policies applied by the Company. These differences result in the adjustments included in the tables that follow.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

22	Transition to IFRS (continued)

(f)	Functional currency

Under Canadian GAAP, the functional currency of MMB was the Canadian dollar, and under IFRS, the Company concluded that the functional currency of MMB is the US dollar. Under IFRS, the foreign currency non-monetary assets and liabilities of MMB are translated into the presentation currency at their historical rates.

As a result of the change in functional currency of MMB on transition to IFRS from Canadian dollars to US dollars, the Company has changed its presentation currency to US dollars. The currency translation adjustment arising from Baja Mining Corp., Costeros and Meseta having a different functional currency than the presentation currency of the consolidated group is recognized in other comprehensive income.

(g)	Mineral properties

The adjustments to environmental liabilities (note 22(i)), were recognized against the carrying value of mineral properties in accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”).

As a result of the recognition of the subordinated loans from related parties at fair value and subsequently at amortized cost (note 22(j)), subsequent accretion amounts (which are considered to be borrowing costs) have been capitalized to the carrying value of mineral properties in accordance with IAS 23 Borrowing Costs (“IAS 23”). Furthermore, the refundable deposit liability (note 12(c)) was determined to represent general borrowings as contemplated in IAS 23. As a result, the accretion expense related to the refundable deposit liability, which was previously recognized in accumulated deficit, was capitalized to mineral properties as at January 1, 2010 and continues to be capitalized under IFRS, based on the application of a weighted average capitalization rate.

Under Canadian GAAP, the Company recognized a deferred tax liability related to share-based payment amounts capitalized to mineral properties. The corresponding deferred tax expense was capitalized to mineral properties. However, IFRS prohibits the recognition of the deferred tax liability related to capitalized share-based payments as it does not stem from a business combination nor does it affect accounting or taxable income at the time. Therefore, the deferred tax expense previously capitalized to mineral properties has been derecognized.

(h)	Share-based payment

IFRS requires measurement of share-based payments to non-employees to be based on the fair value of the goods or services received. However, the definition of an employee under IFRS is much broader as it also includes “others who perform services similar to those rendered by employees”.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

22	Transition to IFRS (continued)

(h)	Share-based payment (continued)

Canadian GAAP requires that share-based payments to non-employees are based on the most reliable measure of either, (i) the stock options (based on a recognized valuation technique such as the Black Scholes model), or (ii) the fair value of the goods or services. The Company’s non-employee share-based payments were measured based on the fair value of the stock options as determined using the Black Scholes valuation model. Canadian GAAP also requires that stock options granted to non-employees are measured at the earliest of (i) the date that the counterparty’s performance is complete, (ii) the date at which a performance commitment is reached, or (iii) in the case of fully vested options, the grant date.

(i)	Environmental liabilities

Under IFRS, estimates of provisions are to be revisited at each reporting date. This includes re-assessing the appropriateness of assumptions used in estimating the carrying value of the provisions, including assumptions related to the discount rate used in determining the present value of the obligation. In accordance with IFRIC 1 (and similar to Canadian GAAP), changes resulting from the re-measurement of provisions are to be recognized against the value of the corresponding asset. Changes that reflect the passage of time (accretion) are recognized as finance costs.

Under Canadian GAAP, environmental liabilities are not adjusted for changes in the discount rate and accretion was recognized as part of operating expenses.

(j)	Measurement of subordinated debt from non-controlling interests

Under Canadian GAAP, the subordinated loans from the Korean Consortium received subsequent to the historical development costs, which were at arm’s length, are related party transactions and were recorded at face value (note 12(d)).

IFRS does not contain separate measurement criteria for related party transactions. As such, the subordinated loans from the Korean Consortium are measured in accordance with IAS 39, which requires that these loans be recognized initially at fair value and thereafter at amortized cost. This has resulted in additional borrowing costs being capitalized to mineral properties in accordance with IAS 23, as the loans from non-controlling interests are specific to the development of the Boleo Project.

(k)	Other comprehensive income (loss)

Other comprehensive income (loss) consists of the change in the currency translation adjustment. As described in note 22(f), a currency translation adjustment did not arise under Canadian GAAP.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

22	Transition to IFRS (continued)

(l)	Non-controlling interests

Under IFRS, non-controlling interests are to be presented as part of equity. In addition, total comprehensive loss is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. However, since the Company will apply the requirements of IFRS 3 to future business combinations (without revisiting past business combinations) (note 22(c)), the latter provision of IAS 27 shall only be applied prospectively from January 1, 2010.

Under Canadian GAAP, the Company did not early adopt the provisions of CICA Handbook Section 1602 Non-controlling interests, and thus, did not recognize a loss from non-controlling interests. The Company applied CICA Handbook Section 1600 Consolidated Financial Statements, which prohibited the recognition of non-controlling interests with a deficit balance.

(m)	Derivative asset

The Company’s purchased put option (note 13(a)) was treated as an equity instrument within share capital in accordance with Canadian GAAP. This put option is a derivative asset under IFRS, recognized at fair value through profit or loss.

(n)	Cash flows

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the consolidated balance sheets and consolidated statements of operations have resulted in reclassification of various amounts on the statements of cash flows. As there have been no changes to the net cash flows, no reconciliations have been prepared.

(o)	Reclassifications

As permitted by IFRS, the Company reclassified certain balances on the balance sheet to combine groupings and to present the income statement by nature.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

22	Transition to IFRS (continued)

The January 1, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	Reclass-	IFRS
		GAAP	transition to	ifications
			IFRS
ASSETS

Cash and cash equivalents		5,969	-	-	5,969
Short term deposits		15,608	-	-	15,608
Other receivables	(o)	856	-	(856)	-
Deposits and prepaid expenses	(o)	86	-	(86)	-
Other current assets	(o)	-	-	942	942

Current assets		22,519	-	-	22,519

Deferred financing costs	(f)	6,261	(380)	-	5,881
Mineral properties	(f)-(j)(o)	141,041	617	(141,658)	-
Property, plant and equipment	(f)(o)	1,598	(4)	141,658	143,252

Total assets		171,419	233	-	171,652

LIABILITIES AND EQUITY

Accounts payable and accrued liabilities		3,644	-	-	3,644
Current portion of environmental liabilities		337	-	-	337
Income taxes payable		804	-	-	804

Current liabilities		4,785	-	-	4,785

Environmental liabilities	(i)	449	(6)	-	443
Subordinated long-term debt	(j)	44,146	(23,002)	-	21,144

Total liabilities		49,380	(23,008)	-	26,372

Share capital		97,191	-	-	97,191
Share purchase warrants	(o)	15,638	-	(15,638)	-
Contributed surplus	(h)(j)(o)	85,956	23,677	15,638	125,271
Deficit	(d)(f)(g)	(72,423)	(4,759)	-	(77,182)
Accumulated other comprehensive (loss) income	(d)(f)	(4,323)	4,323	-	-

Total equity		122,039	23,241	-	145,280

Total liabilities and equity		171,419	233	-	171,652

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

22	Transition to IFRS (continued)

The December 31, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	Reclass-	IFRS
		GAAP	transition to	ifications
			IFRS
ASSETS

Cash and cash equivalents		48,151	-	-	48,151
Other receivables	(o)	3,272	-	(3,272)	-
Deposits and prepaid expenses	(o)	764	-	(764)	-
Other current assets	(o)	-	-	4,036	4,036

Current assets		52,187	-	-	52,187

Restricted cash		103,342	-	-	103,342
Deposits		483	-	-	483
Deferred financing costs	(f)	31,718	(1,070)	-	30,648
Mineral properties	(f)-(j)(o)	197,638	(3,871)	(193,767)	-
Property, plant and equipment	(f)(o)	6,998	59	193,767	200,824
Derivative asset	(m)	-	3,746	-	3,746

Total assets		392,366	(1,136)	-	391,230

LIABILITIES AND EQUITY

Accounts payable and accrued liabilities		14,571	-	-	14,571
Current portion of environmental liabilities		328	-	-	328

Current liabilities		14,899	-	-	14,899

Environmental liabilities	(i)	462	(103)	-	359
Subordinated long-term debt	(j)	79,504	(4,417)	-	75,087
Derivative liability		72,730	-	-	72,730

Total liabilities		167,595	(4,520)	-	163,075

Share capital		280,283	3,746	-	284,029
Share purchase warrants	(o)	19,508	-	(19,508)	-
Contributed surplus	(h)(j)(o)	77,191	5,448	19,508	102,147
Deficit	(d)(f)(g)(j)	(153,298)	6,536	-	(146,762)
Accumulated other comprehensive (loss) income	(d)(f)	1,087	10,790	-	11,877

Shareholders’ equity		224,771	26,520	-	251,291
Non-controlling interest	(l)	-	(23,136)	-	(23,136)

Total equity		224,771	3,384	-	228,155

Total liabilities and equity		392,366	(1,136)	-	391,230

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

22	Transition to IFRS (continued)

The Statement of Operations for the year ended December 31, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	Reclass-	IFRS
		GAAP	transition to	ifications
			IFRS

Expenses
Office and administration	(o)	1,685	-	8,894	10,579
Wages and subcontractors	(o)	3,723	-	(3,723)	-
Stock-based compensation	(h)(o)	921	53	(974)	-
Depreciation	(g)(i)(o)	905	(519)	(386)	-
Management and directors fees	(o)	1,176	-	(1,176)	-
Professional and consulting fees	(o)	1,671	-	(1,671)	-
Research		627	-	-	627
Shareholders information	(o)	964	-	(964)	-

Loss before other items		(11,672)	466	-	(11,206)
Foreign exchange gain (loss)	(f)	2,187	(12,083)	-	(9,896)
Fair value adjustment on derivative instruments		(72,730)	-	-	(72,730)
Finance income		385	-	-	385
Change in estimate – refundable deposit liability		1,113	-	-	1,113

Loss before income tax		(80,717)	(11,617)	-	(92,334)

Income tax expense	(g)	(158)	(224)	-	(382)

Loss for the year		(80,875)	(11,841)	-	(92,716)

Loss for the period attributable to:
Shareholders of the Company		(80,875)	11,295	-	(69,580)
Non-controlling interests	(l)	-	(23,136)	-	(23,136)

Basic and diluted loss per share		(0.48)	0.07	-	(0.41)

The Consolidated Statement of Comprehensive Loss for the year ended December 31, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS

Loss for the year	(f)-(i)	(80,875)	(11,841)	(92,716)

Other comprehensive income
Currency translation adjustment	(f)	5,410	6,467	11,877

Total comprehensive loss		(75,465)	(5,374)	(80,839)

Total comprehensive loss attributable to:
Shareholders of the Company		(75,465)	17,762	(57,703)
Non-controlling interests	(l)	-	(23,136)	(23,136)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
December 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

23	Subsequent events

a)	On January 12, 2012, the Company announced that it would amend its Stock Option Plan, subject to shareholder approval, to make it compliant with International Shareholder Services guidelines.

The Amended Stock Option Plan stipulates that non-executive directors as a group may not be granted options exercisable for more than 1% of the Company’s issued and outstanding shares. Amendments to the Company’s stock option plan will be submitted for shareholder approval at the Company’s next general meeting of shareholders.

b)

On January 17, 2012 and March 28, 2012, the Company drew an additional $100 million and $80 million, respectively, from its senior debt facilities. This brings the total debt drawn, including capitalized interest, to $408 million. Senior and subordinated debt facilities total $823 million. The funds will be used to continue construction and development of the Boleo Project.